As filed with the Securities and Exchange Commission on April 13, 2005.

Registration No. 333 -

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

SPANSION INC.

(Exact name of registrant as specified in its charter)

Delaware	3674	30-0177542
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

915 DeGuigne Drive

P.O. Box 3453

Sunnyvale, CA 94088

(408) 962-2500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Bertrand F. Cambou

Chief Executive Officer

Spansion Inc.

915 DeGuigne Drive

P.O. Box 3453

Sunnyvale, CA 94088

(408) 962-2500

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Tad J. Freese Latham & Watkins LLP 505 Montgomery Street, Ste. 2000 San Francisco, CA 94111 (415) 391-0600	Alan F. Denenberg Davis Polk & Wardwell 1600 El Camino Real Menlo Park, CA 94025 (650) 752-2000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to Be Registered	Proposed Maximum Aggregate Offering Price (1)	Amount of Registration Fee
Class A Common Stock, par value $0.001 per share	$600,000,000	$70,620

(1)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) under the Securities Act.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED APRIL 13, 2005.

P R O S P E C T U S

                     Shares

Spansion Inc.

Class A Common Stock

$             per share

We are selling                      shares of Class A common stock. We have granted the underwriters an option to purchase up to                      additional shares of Class A common stock to cover over-allotments.

This is the initial public offering of our Class A common stock. We currently expect the initial public offering price to be between $             and $             per share. We have applied to have the Class A common stock included for quotation on the Nasdaq National Market under the symbol “SPSN.”

Investing in our Class A common stock involves risks. See “ Risk Factors” beginning on page 12.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public Offering Price	$	$
Underwriting Discount	$	$
Proceeds to Spansion (before expenses)	$	$

The underwriters expect to deliver the shares to purchasers on or about                      , 2005.

Joint Book-Running Managers

Citigroup	Credit Suisse First Boston

                    , 2005

You should rely only on the information contained in this prospectus. Neither we nor the underwriters have authorized anyone to provide you with information that is different from that contained in this prospectus. We are offering to sell shares of Class A common stock and seeking offers to buy shares of Class A common stock only in jurisdictions where offers and sales are permitted. You should assume that the information in this prospectus is accurate only as of the date on the front cover of this prospectus or other earlier date stated in this prospectus. Our business, financial condition, results of operations and prospects may have changed since such dates.

Until                     , 2005 (25 days after commencement of this offering), all dealers that effect transactions in shares of our Class A common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Spansion and MirrorBit are our trademarks. Other names are for informational purposes only and may be trademarks of their respective owners.

SUMMARY

This summary highlights material information found in greater detail elsewhere in this prospectus. It does not contain all of the information that you should consider before investing in shares of our common stock. You should read this entire prospectus carefully, including “Risk Factors,” the assumptions and other information set forth under “Conventions and Assumptions Used in this Prospectus” and our financial statements and the accompanying notes, before making an investment decision.

Our Company

Overview

We are the largest company in the world dedicated exclusively to developing, designing and manufacturing Flash memory, a critical semiconductor component of nearly every electronic product and one of the fastest growing segments of the semiconductor industry. For fiscal 2004, our net sales were $2.3 billion. According to market research firm iSuppli, we were the largest supplier of NOR Flash memory in 2004, with a 25.9 percent market share based on end sales of our products by Advanced Micro Devices, Inc., or AMD, and Fujitsu Limited, or Fujitsu, who have acted as our sole distributors. Our Flash memory is incorporated into a broad range of electronic products, including mobile phones, consumer electronics, automotive electronics, networking and telecommunications equipment and PC peripherals. Our products are sold to many of the top original equipment manufacturers, or OEMs, in each of these markets, including 7 of the top 10 mobile phone OEMs, all of the top 10 consumer electronics OEMs and 9 of the top 10 automotive electronics OEMs. We operate four Flash memory wafer fabrication facilities, or fabs, four assembly and test sites and a development fab, known as our Submicron Development Center, or SDC. We are headquartered in Sunnyvale, California, with Japanese headquarters in Tokyo, Japan, and as of March 27, 2005, we employed approximately 7,500 people worldwide.

Our History

We were originally organized as a Flash memory manufacturing venture of AMD and Fujitsu in 1993 named Fujitsu AMD Semiconductor Limited, or FASL. The primary function of FASL was to manufacture and sell Flash memory wafers to AMD and Fujitsu, who in turn converted the Flash memory wafers into finished Flash memory products and sold them to their customers. AMD and Fujitsu were also responsible for all research and development and marketing activities and provided FASL with various support and administrative services.

By 2003, AMD and Fujitsu desired to expand the operations of FASL to: achieve economies of scale; add additional Flash memory wafer fabrication capacity; include assembly, test, mark and pack operations; include research and development capabilities; and include various marketing and administrative functions. To accomplish these goals, in 2003, AMD and Fujitsu reorganized our business as a Flash memory company called FASL LLC, later renamed Spansion LLC, by integrating the manufacturing venture with other Flash memory assets of AMD and Fujitsu. Since this reorganization, we have manufactured and sold finished Flash memory devices to customers worldwide through our sole distributors, AMD and Fujitsu.

In April 2005, we reached an understanding with AMD that AMD’s sales force responsible for selling our products will be transferred to us. As a result, we expect to sell to AMD’s customers directly and through AMD’s distributors. We also reached an understanding with Fujitsu that Fujitsu will remain our sole distributor in Japan and a distributor throughout the rest of the world, other than Europe and the Americas.

FASL	è	Spansion LLC	è	Spansion Inc.
Manufacturing Venture		AMD / Fujitsu Flash Memory Company		Public Standalone Flash Memory Company

|		|		|
➢
|		|		|
March 1993		June 2003		Planned

• Flash memory wafers sold to AMD and Fujitsu		• Finished Flash memory products sold through AMD and Fujitsu as sole distributors • Dedicated research and development, marketing and administrative functions		• Dedicated sales force • Fujitsu sole distributor in Japan and a distributor throughout the rest of the world, other than Europe and the Americas

Our Industry

Consumers are increasingly demanding access to digital content through sophisticated communications equipment, consumer electronic products and automotive electronics. People now expect to instantly access, store and interact with multimedia content, including photos, music, video and text files using such products as mobile phones, digital cameras, DVD players, set top boxes, or STBs, MP3 players and automotive electronics such as navigation systems. The primary semiconductor component used to store and access this kind of digital content is Flash memory, and as a result, Flash memory has become one of the most critical components of electronic products. Most electronic products use Flash memory to store important program instructions, known as code, as well as multimedia content, known as data. Code storage allows the basic operating instructions, operating system software or program code to be retained, which allows an electronic product to function, while data storage allows digital content, such as multimedia files, to be retained. There are two major architectures of Flash memory in the market today: NOR Flash memory, which is used for code and data storage in mobile phones and primarily for code storage in consumer electronics, and NAND Flash memory, which is primarily used for data storage in solid-state removable memory applications and is starting to be used in certain high-end mobile phones.

Flash memory is one of the largest semiconductor markets and, according to iSuppli, it reached total worldwide sales of $16.0 billion in 2004, of which 58.4 percent was classified as sales of NOR-based Flash memory products and 41.6 percent was classified as sales of NAND-based Flash memory products. The Flash memory market can also be divided into three major categories based on application: wireless, embedded and removable storage. Portable, battery-powered communications applications are categorized as “wireless,” and solid-state removable memory applications are categorized as “removable storage.” All other applications, such as consumer and automotive electronics, are categorized as “embedded.” Overall, the Flash memory market has grown significantly over the past five years, from worldwide sales of $2.9 billion in 1998 to $16.0 billion in 2004. iSuppli projects that the Flash memory market will reach sales of $23.3 billion in 2008, representing a compound annual growth rate of 9.9 percent from 2004 to 2008. We believe much of this growth in the Flash memory market will be driven by a growth in unit shipments and Flash memory content of mobile phones, growth in unit shipments and Flash memory content for embedded applications and a proliferation of removable storage products.

Flash memory is used across a wide spectrum of applications. Within each of the wireless, embedded and removable storage Flash memory market categories, there are specific customer and application needs. These needs are influenced by whether the application will predominantly require code storage, data storage or a combination of the two. Traditional criteria by which Flash memory customers evaluate Flash memory products include density, or a Flash memory product’s storage capacity, cost per bit, performance, reliability and power consumption. In addition to having product-specific requirements, we believe Flash memory customers will increasingly seek Flash memory providers that have the ability to add value beyond the Flash memory component itself.

Our Strengths

We believe we have the attributes that are necessary for long-term success in the Flash memory industry, including the following:

Proprietary MirrorBit Technology.    MirrorBit is our proprietary technology which stores two bits of data in a single memory cell, doubling the density of each memory cell. Our current family of products based on MirrorBit technology features densities from 16-megabits to as high as 512-megabits, and we plan to scale our MirrorBit products to higher densities in the future. MirrorBit also allows us to offer a broad range of product configurations with the advantages of NOR architecture. MirrorBit has a relatively simple cell architecture that requires few manufacturing steps and supports higher yields, resulting in low costs. We believe MirrorBit technology will allow us to continue to grow our market leadership in the wireless and embedded categories of the Flash memory market, as well as expand into new markets not traditionally served by Flash memory.

Broad Product Offerings.    We currently produce the industry’s broadest range of NOR-based Flash memory products using both floating gate and MirrorBit technologies. Our product portfolio ranges from 1 to 512 megabits, with voltages from 1.8 to 5 volts and a breadth of performance options. This range of offerings supports common software interfaces and packaging footprints, allowing customers to more easily utilize our broad product portfolio and in some cases choose us as a single source supplier.

Customer-Centric Innovation.    We work with customers to identify evolving needs and new applications in order to develop innovative products and features. For example, we developed a Flash memory-based security feature set called Advanced Sector Protection, or ASP, a suite of capabilities that protects Flash memory content against inadvertent or deliberate changes to code or data for malicious or fraudulent reasons. Another innovation, which we developed for mobile phone OEMs is our simultaneous read-write architecture, or SRW, which significantly improves system performance by enabling the Flash memory to simultaneously read and write. For example, a mobile camera-phone with SRW can simultaneously receive a call and store a digital photograph.

Systems-Level Solutions, Alliances and Support.    We have invested significant systems and engineering resources to establish alliances with other semiconductor and software companies, create innovative development tools and testing environments and bring our significant memory subsystems expertise to customers. We are also working with leading baseband suppliers to improve mobile platform performance, create smaller form factors and lower system cost based on mutual product optimization.

Advanced Manufacturing, Lithography and Packaging Capabilities.    We have developed advanced Flash memory device manufacturing capabilities. We operate four dedicated production Flash memory wafer fabs and a development fab to accelerate the introduction of next-generation technologies. We were the first NOR Flash memory manufacturer to transition to 110-nanometer geometries, and we plan to be in production on 90-nanometer geometries in the second half of 2005. In addition, we have leading-edge packaging capabilities, including multichip packages, or MCPs, in our assembly and test facilities in China, Malaysia and Thailand, which better position us to capitalize on emerging trends such as demand for smaller form factors and complete memory subsystems.

Largest Dedicated Flash Memory Player with a Leading Market Position.    With total assets of $2.9 billion as of December 26, 2004, net sales of $2.3 billion for fiscal 2004 and a global team of approximately 7,500 employees as of March 27, 2005, we are the largest company focused exclusively on the development and manufacture of Flash memory. In 2004, we were the largest NOR Flash memory supplier, with a 25.9 percent market share based on end sales in 2004, according to iSuppli. Because we focus exclusively on Flash memory, we generally do not compete with either our partners or Flash memory customers and therefore are well positioned to work with them to jointly develop products and collaborate freely on future technology roadmaps. We currently serve the global Flash memory market with design and manufacturing facilities located worldwide. Our local presence in many markets enables us to effectively capitalize on the latest industry trends and customer needs to develop and position our products accordingly.

Our Strategy

Our goal is to leverage our proprietary MirrorBit technology, broad product offerings, customer-centric innovation, systems-level solutions, advanced technological capabilities and leading market position to grow our leadership position in the wireless and embedded categories and enter new, high-growth portions of the Flash memory market. To achieve these goals, we are pursuing the following key strategies:

Capitalize on Our Leadership Position.    We plan to use our market leadership position to increase our share in the wireless and embedded categories of the Flash memory market. Our products are sold to many of the top OEMs in these categories, including 7 of the top 10 mobile phone OEMs, all of the top 10 consumer electronics OEMs and 9 of the top 10 automotive electronics OEMs. These OEM relationships provide us with insight into the latest industry trends and customer needs and enable us to develop and position our product offerings to ensure that we meet future customer demands. We believe we have the ability to maintain our top-tier relationships as well as broaden our customer base, particularly in the embedded category.

Bridge the NOR/NAND Divide.    We are developing a new architecture called ORNAND based on our MirrorBit technology that we believe will allow us to offer products that draw from among the best features of both NOR and NAND architectures. We expect that ORNAND will have faster read speeds and higher reliability than NAND, faster write speeds than those of NOR and the ability to scale to high densities at competitive costs. We believe that ORNAND will allow us to better capitalize on growing demand for data storage applications primarily in the wireless category. We have also demonstrated MirrorBit technology’s ability to store four bits per-cell with a working proof-of-concept, which we refer to as QuadBit. If successful, we believe our QuadBit technology would enable us to target a portion of the removable storage category.

Enter New Markets Not Traditionally Served by Flash Memory.    We intend to develop a diverse range of products that meets the needs of a broader range of customer requirements in areas not traditionally served by Flash memory. For example, we expect that our ability to integrate logic functions within high-density arrays of Flash memory will enable us to create new types of Flash memory products not available on the market today. We are collaborating with a range of strategic partners to develop such products, which would allow us to better address markets including wireless communications and security.

Continue to Develop Systems-Level Solutions and Provide Increasing Value to Customers.    We intend to work with customers and with complementary silicon and software providers at the architecture level to optimize entire systems that incorporate Flash memory. Moreover, we intend to leverage the expertise of our dedicated software team to allow customers to upgrade, reduce costs or otherwise modify existing products quickly and easily, without requiring them to redesign circuit boards or rewrite software. We also plan to increase our level of support and design services to continue to build customer loyalty. By continuing to offer architectural and systems-level knowledge, we believe we will strengthen our position as a trusted supplier in the Flash memory market.

Leverage Our Manufacturing and Technology Expertise.    We plan to continue to migrate toward smaller geometries, such as 90 and 65 nanometers, and larger silicon wafers, such as 300-millimeter wafers. We plan to add 300-millimeter wafer manufacturing capacity in 2007. We believe that the use of smaller geometries and larger wafers will continue to result in a lower manufacturing cost-per-unit at a given product density. In addition to developing leading-edge capacity and technology, we are also focused on optimizing output of Flash memory from our mature, depreciated fabs with products targeted for the low to mid density embedded category.

Company Information

We were formed as FASL LLC, a Delaware limited liability company, on April 15, 2003 and changed our name to Spansion LLC on June 28, 2004. Effective as of June 30, 2003, AMD and Fujitsu had contributed various assets to us, and as a result became our two members. Shortly prior to the consummation of this offering, Spansion LLC will be converted into Spansion Inc., a Delaware corporation, and AMD and Fujitsu will be our two stockholders.

Our mailing address and principal executive offices are located at 915 DeGuigne Drive, P.O. Box 3453, Sunnyvale, California 94088, and our telephone number is (408) 962-2500.

Concurrent Debt Offering

Concurrently with the consummation of this offering, we anticipate issuing $         million aggregate principal amount of notes, and applying the net proceeds from the sale of the notes to repay a portion of our outstanding borrowings. We have not determined the terms upon which the notes will be issued, but the completion of the sale of the notes will be a condition to the completion of this offering.

Transition Towards Operating as a Standalone Entity

As we continue our transition towards operating as a standalone entity, we intend over time to reduce our reliance on AMD and Fujitsu for administrative and other services and functions. For example, in April 2005, we reached an understanding with AMD that AMD’s sales force responsible for selling our products will be transferred to us and, thereafter, we will sell directly to customers formerly served by AMD, as well as potential customers not served solely by Fujitsu. We also reached an understanding with Fujitsu to reduce the distribution margin currently earned by Fujitsu on the sale of our products. In addition, we have agreed with each of AMD and Fujitsu to pay a reduced royalty rate for the use of their intellectual property by the consummation of this offering.

We expect that the impact of these changes on our results of operations would include the following:

•	net sales would be positively affected because we would be able to capture all of the distribution margin formerly earned by AMD on sales of our products, and we would be able to capture some of the distribution margin formerly earned by Fujitsu on sales of our products;

•	cost of sales would decrease by the amount of the reduction in royalties that we currently pay to AMD and Fujitsu pursuant to our licenses for their intellectual property, but such decrease would likely be offset, at least in part, by increased royalty payments for licenses and cross licenses with various third parties, and by the increased logistics and related costs formerly paid by AMD and Fujitsu; and

•	marketing, general and administrative costs would be increased by the addition of sales personnel and associated administrative costs required to support the sales function, but we expect that this would be partially offset by a decrease in marketing, general and administrative expenses as a result of our working with AMD and Fujitsu to reduce costs under our services agreements with them.

For more information on the expected impact of the AMD sales force transfer, the reduction in distribution margin under the Fujitsu distribution agreement and the changes in royalty payments under the patent cross license agreements, see “Unaudited Pro Forma Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Continuing Transition to Independence” elsewhere in this prospectus.

Cost Reduction Efforts

In addition to the activities outlined above, we are also undertaking a number of actions prior to or in connection with this offering in an effort to significantly reduce our expenses. These actions include streamlining operations, continuing to align manufacturing utilization to our level of demand and working with AMD and Fujitsu to reduce our costs under our service agreements with them. However, we cannot assure you that any of these actions will occur as anticipated or at all, or that we will be able to achieve significant cost reductions. For more information on the risks and challenges our cost reduction efforts face, see “Risk Factors” elsewhere in this prospectus.

THE OFFERING

Shares of Class A common stock offered	shares of Class A common stock (or shares if the underwriters exercise their over-allotment option in full).

Shares of Class A common stock to be outstanding after this offering (1)	shares of Class A common stock (or shares if the underwriters exercise their over-allotment option in full).

Common stock owned by AMD after this offering	shares of Class A common stock; one share of Class B common stock.(2)

Common stock owned by Fujitsu after this offering	One share of Class C common stock; shares of Class D common stock.(2)(3)

Voting rights of Class A common stock	One vote per share.

Use of proceeds	We estimate that the net proceeds from the sale of shares of our Class A common stock in this offering will be approximately $ million.

We intend to use the net proceeds from this offering for working capital and general corporate purposes. See “Use of Proceeds.”

Dividend policy	We currently do not intend to pay cash dividends and, under conditions where our cash is below specified levels, are prohibited from doing so under agreements governing our borrowing arrangements.

Risk factors	See “Risk Factors” and the other information included in this prospectus for a discussion of the factors you should consider before deciding to invest in shares of our Class A common stock.

Proposed Nasdaq National Market symbol	SPSN.

Concurrent notes offering

Concurrently with the consummation of this offering, we anticipate issuing $         million aggregate principal amount of notes and applying the net proceeds from the sale of the notes to repay a portion of our outstanding borrowings. We have not determined the terms upon which the notes will be issued, but the completion of the sale of the notes will be a condition to the completion of this offering.

(1)	Excludes an aggregate of shares of our Class A common stock to be reserved for issuance under our contemplated equity incentive plan and employee stock purchase plan.

(2)	The Class B common stock and the Class C common stock preserve AMD’s and Fujitsu’s ability to elect such number of members to our board of directors as set forth in our certificate of incorporation, which depends on such holder’s aggregate ownership interest in us. See “Description of Capital Stock.”
(3)	The Class D common stock will be identical to the Class A common stock, except that the Class D common stock will not have the right to vote for the election of any directors to our board of directors. With respect to all other matters on which stockholders are entitled to vote, the Class D common stock will have the same voting rights of the Class A common stock. The Class D common stock will convert to Class A common stock on a one-for-one basis upon the earlier of (1) the date that is one year from the consummation of this offering and (2) the date upon which our board of directors elects to cause the Class D common stock to convert to Class A common stock under specified circumstances.

CONVENTIONS AND ASSUMPTIONS USED IN THIS PROSPECTUS

We were originally organized as a manufacturing venture called Fujitsu AMD Semiconductor Limited, a Japanese corporation. Effective June 30, 2003, we were reorganized as a Delaware limited liability company named FASL LLC, which was later renamed Spansion LLC. As Spansion LLC, we are owned by two members: AMD Investments, Inc., a Delaware corporation and wholly owned subsidiary of AMD, and Fujitsu Microelectronics Holding, Inc., a Delaware corporation and wholly owned subsidiary of Fujitsu. Shortly prior to the consummation of this offering, Spansion LLC will be converted into a Delaware corporation named Spansion Inc. At that time, AMD Investments, Inc. and Fujitsu Microelectronics Holding, Inc. will be our only stockholders. Unless we indicate otherwise, all of the information in this prospectus assumes that (i) all limited liability company interests in Spansion LLC have been converted into equity interests in Spansion Inc. and (ii) the conversion has been completed such that our authorized capital is as set forth under “Description of Capital Stock.”

In this prospectus, unless the context otherwise requires: (1) references to “we,” “us,” “Spansion,” “our” and “our company” refer to (i) Spansion LLC and its subsidiaries prior to the consummation of this offering and (ii) Spansion Inc. and its subsidiaries after the consummation of this offering; (2) references to AMD and Fujitsu in the context of being members of Spansion LLC or stockholders of Spansion Inc. will be deemed to refer to AMD Investments, Inc. and Fujitsu Microelectronics Holding, Inc.; (3) unless otherwise specified as Class B, Class C or Class D common stock, references to common stock refer to Spansion Inc.’s Class A common stock; and (4) references to “our customers” refer to customers of our sole distributors, AMD and Fujitsu.

Throughout this prospectus, our fiscal periods ended March 31, 2003, December 28, 2003 and December 26, 2004 are referred to as fiscal 2002, 2003 and 2004. In fiscal 2002, we used a fiscal year beginning April 1, 2002 and ending March 31, 2003, which consisted of 52 weeks. In connection with our reorganization effective June 30, 2003, we adopted a fiscal year ending the last Sunday of December. Fiscal 2003 was therefore a transition period beginning April 1, 2003 and ending December 28, 2003, during which we operated as Fujitsu AMD Semiconductor Limited for the first three months and then operated as Spansion LLC for the final six months. Fiscal 2003 consisted of approximately 39 weeks. Fiscal 2004 ended December 26, 2004 and consisted of 52 weeks.

Unless we indicate otherwise, all of the information in this prospectus assumes (i) that the underwriters do not exercise their option to purchase up to                      shares of our common stock within 30 days from the date of this prospectus to cover over-allotments and (ii) that our concurrent issuance of $             million aggregate principal amount of notes has been completed.

SUMMARY HISTORICAL AND UNAUDITED PRO FORMA FINANCIAL DATA

The following table sets forth summary historical consolidated financial data and unaudited pro forma consolidated financial data. In fiscal 2002, we used a fiscal year beginning April 1, 2002 and ending March 31, 2003, which consisted of 52 weeks. In connection with our reorganization effective June 30, 2003, we adopted a fiscal year ending the last Sunday in December. Fiscal 2003 was therefore a transition period beginning April 1, 2003 and ending December 28, 2003, during which we operated as FASL for the first three months, and operated as Spansion LLC for the final six months. Fiscal 2003 consisted of approximately 39 weeks. Fiscal 2004 began December 29, 2003 and ended December 26, 2004, which consisted of 52 weeks. The summary consolidated statement of operations data for the periods ended March 31, 2003, December 28, 2003 and December 26, 2004 and the summary consolidated balance sheet data as of December 26, 2004, have been derived from, and should be read together with, our audited consolidated financial statements and the related notes included elsewhere in this prospectus. We compiled the unaudited pro forma consolidated statement of operations data, set forth in the table below, from our audited consolidated financial statements for the year ended December 26, 2004, which are included elsewhere in this prospectus, to reflect our results of operations as if the events described below had occurred as of December 29, 2003.

As we continue our transition towards operating as a standalone entity, we intend over time to reduce our reliance on AMD and Fujitsu for administrative and other services and functions. For example, in April 2005, we reached an understanding with AMD that AMD’s sales force responsible for selling our products will be transferred to us and, thereafter, we will sell directly to customers formerly served by AMD, as well as potential customers not solely served by Fujitsu. We also reached an understanding with Fujitsu to reduce the distribution margin currently earned by Fujitsu on the sale of our products. In addition, we have agreed with each of AMD and Fujitsu to pay a reduced royalty rate for the use of their intellectual property by the consummation of this offering.

The unaudited pro forma consolidated statement of operations data for the year ended December 26, 2004 set forth below gives effect to:

•	the termination of the AMD Distribution Agreement resulting in an elimination of the distribution margin which AMD currently receives thereunder, which we believe would have added approximately $80.3 million to net sales for fiscal 2004;

•	a reduction from seven percent to 4.3 percent in the distribution margin which Fujitsu currently receives under the Fujitsu Distribution Agreement, which we believe would have added approximately $26.2 million to net sales for fiscal 2004;

•	a reduction from one percent to 0.3 percent in the royalty rate paid by us to each of AMD and Fujitsu under their respective patent cross-license agreements with us, which we believe would have reduced cost of sales for fiscal 2004 by approximately $35.0 million;

•	our assumption of freight, duty and logistics related costs for our products currently incurred by AMD which we believe would have increased cost of sales for fiscal 2004 by approximately $4.4 million;

•	our assumption of warehousing and related costs for our products currently incurred by Fujitsu, which we believe would have increased cost of sales for fiscal 2004 by approximately $3.0 million;

•	our assumption of direct and indirect marketing, general and administrative expenses in connection with employing AMD’s sales force responsible for selling our products, which we believe would have increased marketing, general and administrative expenses for fiscal 2004 by approximately $47.4 million;

•

the inclusion of an incremental expense in connection with our profit sharing program for the increase in net income resulting from the foregoing adjustments, which we calculated as ten percent of incremental operating income before profit sharing expense, and which we believe would have increased marketing, general and administrative expenses for fiscal 2004 by approximately $8.7 million;

•	the inclusion of a tax provision for the incremental taxes owed on incremental net income before tax resulting from the foregoing adjustments, which we believe would have decreased the income tax benefit for fiscal 2004 by approximately $8.0 million; and

•	the inclusion of a $3.8 million reduction of tax benefit that reflects the additional U.S. tax which we would have incurred if we were taxed as a corporation rather than a limited liability company.

The unaudited pro forma consolidated statement of operations data for the year ended December 26, 2004 does not include all expected or potential changes to our cost structure. For example, the unaudited pro forma consolidated statement of operations data does not give effect to other costs or benefits that will be incurred or realized as we transition to a standalone company, including costs or benefits related to:

•	designing and implementing new enterprise-wide information systems;

•	obtaining licenses from third parties for technology incorporated in our products or software used to operate our business, including any licenses required to replace the intellectual property rights we will lose once we are no longer a beneficiary under AMD’s existing cross-license agreements;

•	being a public company, including significant legal, accounting and other expenses we did not incur as a private company;

•	implementing our planned cost reduction efforts; and

•	establishing our own sales force.

In addition, the unaudited pro forma consolidated statement of operations data does not reflect the one-time charge for deferred taxes that will be incurred in connection with our conversion into a corporation. See Note 17 to our consolidated financial statements appearing elsewhere in this prospectus for more information. Rather, the unaudited pro forma consolidated statement of operations data includes a pro forma adjustment for income taxes that would have been recorded if we had been historically taxed as a corporation.

Our assumptions used to calculate our unaudited pro forma consolidated statement of operations data may not be accurate and this data is not intended to represent what our financial condition and results of operations actually would have been had the transactions described above occurred or to be indicative of our future financial performance.

Summary Historical and Unaudited Pro Forma Financial Data

	Year Ended Mar. 31, 2003		Nine Months Ended Dec. 28, 2003		Year Ended Dec. 26, 2004		Pro Forma for the Year Ended Dec. 26, 2004(2)
							(unaudited)
	(in thousands, except per share amounts)
Statement of Operations Data(1):
Net sales	$961,950			$1,193,212		$2,262,227	$2,368,766
Cost of sales	920,536			1,086,048		1,841,309	1,813,661

Gross profit	41,414			107,164		420,918	555,105
Other expenses:
Research and development	—			146,947		280,954	280,954
Marketing, general and administrative	4,811			74,200		137,159	193,248

Operating income (loss)	36,603			(113,983)		2,805	80,903
Interest income and other income (expense), net	(1,590)			1,353		3,645	3,645
Interest expense	(1,867)			(20,733)		(40,165)	(40,165)

Income (loss) before income taxes	33,146			(133,363)		(33,715)	44,383
Provision (benefit) for income taxes	12,169			(4,420)		(14,013)	(6,046)

Net income (loss)	$20,977			$(128,943)		$(19,702)	$50,429

Net income (loss) per share:
Basic and diluted	$21.50			n/a (4)		n/a (4)	n/a (4)
Shares used in per share calculation:
Basic and diluted	975,753			n/a (4)		n/a (4)	n/a (4)

Unaudited Pro Forma Effects of Assumed Conversion to Corporation(3):
Actual income (loss) before income taxes	n/a	(4)		$(133,363)		$(33,715)	$44,383
Pro forma provision (benefit) for income taxes	n/a	(4)		(43,369)		(11,566)	(2,292)

Pro forma net income (loss)	n/a	(4)		$(89,994)		$(22,149)	$46,675

Pro forma income (loss) per share:
Basic and diluted	n/a	(4)	$		$		$
Pro forma shares used in per share calculation:
Basic and diluted	n/a	(4)

	As of Dec. 26, 2004
	Actual	Actual As Adjusted(5)
		(unaudited)
Balance Sheet Data:
Cash, cash equivalents and short-term investments	$196,138
Working capital	359,420
Total assets	2,919,515
Long-term debt and capital lease obligations, including current portion	773,597
Members’ capital/stockholders’ equity	1,647,207

(1)	As discussed more fully within “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” we began producing and selling finished Flash memory devices effective June 30, 2003 which significantly affected our operating results as compared to earlier periods when we solely produced and sold Flash memory wafers.
(2)	Reflects adjustments in connection with our transition towards operating as a standalone entity by giving effect to the assumptions set forth in “Unaudited Pro Forma Consolidated Financial Data” found elsewhere in this prospectus.
(3)	Reflects the impact of the planned conversion of Spansion LLC to Spansion Inc. and the pro forma effects as if we had been subject to U.S. taxes and had outstanding shares equivalent to those held by AMD and Fujitsu at the time of our conversion into Spansion Inc.
(4)	Effective June 30, 2003, we were reorganized as a Delaware limited liability company with ownership in the form of limited liability company units held by AMD and Fujitsu. Therefore, net income (loss) per share data is not applicable for periods subsequent to June 30, 2003, and pro forma net income (loss) per share data is not applicable for periods prior to June 30, 2003 for which earnings per share data is already presented.
(5)	The unaudited actual as adjusted consolidated balance sheet data as of December 26, 2004 adjusts the actual data to reflect the receipt of the net proceeds from this offering and the receipt and application of the net proceeds from the concurrent notes offering, in each case after deducting underwriting discounts and commissions, and estimated offering expenses payable by us and does not reflect the impact of the pro forma adjustments discussed above.

RISK FACTORS

You should carefully consider the following risk factors and all other information contained in this prospectus before purchasing shares of our common stock. Investing in shares of our common stock involves a high degree of risk. If any of the following risks actually occurs, we may be unable to conduct our business as currently planned, and our financial condition and operating results could be seriously harmed. In addition, the trading price of shares of our common stock could decline due to the occurrence of any of these risks, and you may lose all or part of your investment.

Risks Related to Our Business and Industry

The demand for our products depends in large part on continued growth in the industries into which they are sold. A market decline in any of these industries, or a decline in the demand for NOR Flash memory products in these industries, would have a material adverse effect on our results of operations.

Sales of our Flash memory products, which to date have been based on the Boolean logic-based “Not Or,” or NOR, architecture, are dependent to a large degree upon consumer demand for mobile phones. In 2004, the wireless category of the Flash memory market, which primarily consists of mobile phones, represented the largest market for NOR Flash memory because mobile phone original equipment manufacturers, or OEMs, have traditionally used products based on NOR architecture to satisfy both code and data storage requirements within their mobile phones. The market research firm iSuppli has estimated that mobile phones represented 58.4 percent of the NOR Flash memory market in 2004. In fiscal 2004, demand from the wireless category of the Flash memory market drove a substantial portion of our sales. If demand for mobile phones is below our expectations or if the functionality of successive generations of mobile phones does not require increasing NOR Flash memory density, we would be materially adversely affected.

Similarly, sales of our products targeting the embedded category of the Flash memory market are dependent upon demand for consumer electronics such as set top boxes, or STBs, and DVD players, automotive electronics, industrial electronics such as networking equipment and PC peripheral equipment such as printers. Sales of our products are also dependent upon the inclusion of increasing amounts of NOR Flash memory content in some of these products. In fiscal 2004, demand from the embedded category of the Flash memory market drove a significant portion of our sales. If demand for these products, or NOR Flash memory content in these products, is below our expectations, we would be materially adversely affected.

We will lose rights to key intellectual property arrangements once we are no longer a beneficiary of AMD’s patent cross-license agreements and other licenses, which creates a greatly increased risk of patent or other intellectual property infringement claims against us.

As a subsidiary of AMD we have been the beneficiary of AMD’s intellectual property arrangements with third parties, including patent cross-license agreements with other major semiconductor companies such as Intel, Motorola and IBM, and licenses from third parties for technology incorporated in our products and software used to operate our business. Following the completion of this offering, we will no longer be a beneficiary under a number of these agreements. As a result, we will lose rights to use important intellectual property that we are currently licensed to use and may therefore be subject to claims that we are infringing intellectual property rights of third parties through the manufacture and sale of our products and the operation of our business. Therefore, absent negotiating our own license agreements with the third parties who own such intellectual property, we will be vulnerable to claims by such parties that our products or operations infringe such parties’ patents or other intellectual property rights. In addition, third parties may have refrained from asserting intellectual property infringement claims against us because we have been a majority-owned subsidiary of AMD. Following this offering, they may elect to pursue such claims against us.

Under certain patent cross-license agreements and other licenses, we believe we will continue to be a beneficiary for some period of time after the consummation of this offering while AMD continues to hold a majority of our shares entitled to vote for the election of directors. However, we expect that AMD will no longer hold a majority of such voting shares upon the conversion of the Class D common stock held by Fujitsu. The Class D common stock held by Fujitsu will convert to Class A common stock on a one-for-one basis upon the earlier of (1) the date that is one year from the consummation of this offering and (2) the date upon which our board elects to cause the Class D common stock to convert to Class A common stock, under specified circumstances. Although we believe we will be entitled to remain a beneficiary under these patent cross-license agreements and other licenses for so long as AMD continues to hold a majority of our shares entitled to vote for the election of directors, we cannot assure you that the other parties thereunder will not challenge our ability to assert rights as a beneficiary under these patent cross-license agreements and other licenses after the consummation of this offering.

With the assistance of AMD, we expect to attempt to negotiate our own agreements and arrangements with third parties for intellectual property and technology that is important to our business, including the intellectual property that we previously had access to through our relationship with AMD. We also expect to attempt to acquire new patents with the assistance of AMD, as our success in negotiating patent cross-license agreements with other industry participants will depend in large part upon the strength of our patent portfolio relative to that of the third party with which we are negotiating. If the third party benefits from an existing patent cross-license agreement with AMD, in many cases it will retain the rights that it has under that agreement even after we cease to be an AMD subsidiary, including rights to utilize the patents that AMD and Fujitsu transferred to us in connection with our reorganization in June 2003. In many cases, any such third party will also retain such rights to utilize any patents that have been issued to us or acquired by us subsequent to our reorganization and prior to our no longer being a subsidiary of AMD. Our negotiating position may therefore be impaired, because the other party will already be entitled to utilize a large number, or even all, of our patents, while we no longer have the right to utilize that party’s patents. As a result, we may be unable to obtain access to the other party’s patent portfolio on favorable terms or at all. Similarly, with respect to licenses from third parties for technology incorporated in our products or software used to operate our business, we may not be able to negotiate prices with these third parties on terms as favorable to us as those available when we were a subsidiary of AMD because we will not be able to take advantage of AMD’s current size and purchasing power. These parties, and other third parties with whom AMD had no prior intellectual property arrangement, may file lawsuits against us seeking damages (potentially including treble damages) or an injunction against the sale of our products that incorporate allegedly infringed intellectual property or against the operation of our business as presently conducted. Such litigation could be extremely expensive and time-comsuming. We cannot assure you that such litigation would be avoided or successfully concluded. The award of damages, including material royalty payments, or the entry of an injunction against the manufacture or sale of some or all of our products, would have a material adverse effect on us.

A lack of market acceptance of MirrorBit technology would have a material adverse effect on us.

Market acceptance of products based on our MirrorBit technology is a critical factor impacting our ability to increase revenues and market share in the wireless and embedded categories of the Flash memory market, as well as to enter new markets. MirrorBit technology is a memory cell architecture that enables Flash memory products to store two bits of data in a single memory cell thereby doubling the density or storage capacity of each memory cell. If adoption of our MirrorBit technology occurs at a slower rate than we anticipate, our ability to compete will be reduced, and we would be materially adversely affected.

A significant market shift to NAND architecture would materially adversely affect us.

Flash memory products are generally based either on NOR architecture, or “Not And,” or NAND, architecture. To date, our Flash memory products have been based on NOR architecture, which are typically produced at a higher cost-per-bit than NAND-based products. We do not currently manufacture products based on NAND architecture. During 2003 and 2004, industry sales of NAND-based products grew at higher rates than sales of NOR-based products, resulting in NAND vendors in aggregate gaining a greater share of the overall

Flash memory market and NOR vendors in aggregate losing overall market share. Moreover, the removable storage category of the Flash memory market, which is currently the second largest category after wireless, and is predominantly served by NAND vendors, is expected to be the fastest growing portion of the Flash memory market for the foreseeable future. As mobile phones and other consumer electronics become more advanced, they will require higher density Flash memory to meet the increased data storage requirements associated with music downloads, photos and videos. Because storage requirements will increase to accommodate data-intensive applications, OEMs may increasingly choose NAND-based products over NOR-based products for their applications. Moreover, some NAND vendors are manufacturing on 300-millimeter wafers or are utilizing more advanced manufacturing process technologies than we are today, which result in an ability to offer products with a lower cost-per bit at a given product density. If NAND vendors continue to increase their share of the Flash memory market, our market share may decrease, which would materially adversely affect us.

If we fail to successfully develop products based on our new ORNAND architecture, or if there is a lack of market acceptance of products based on our ORNAND architecture, our future operating results would be materially adversely affected.

As mobile phones become more advanced, they will require higher density Flash memory to meet increased data storage requirements. We intend to position ourselves to address the increasing demand for higher density Flash memory within the high-end wireless market by offering products based on our ORNAND architecture, which we are currently developing. The success of our ORNAND architecture requires that we timely and cost effectively develop, manufacture and market ORNAND-based products that are competitive with NAND-based Flash memory products in the wireless category of the Flash memory market. We expect to begin commercial shipments of ORNAND-based products to customers in 2006. However, if we fail to develop and commercialize our ORNAND architecture on a timely basis or if our ORNAND-based products fail to achieve acceptance in the wireless market, our future operating results would be materially adversely affected.

The loss of a significant customer for our Flash memory products in the mobile phone market could have a material adverse effect on us.

Sales of our products are dependent to a large extent on demand for mobile phones. Historically, a small number of customers in the wireless category of the Flash memory market has driven a substantial portion of our net sales through AMD and Fujitsu. If one of these customers decided to stop buying our Flash memory products, or if one of these customers were materially to reduce its operations or its demand for our products, we could be materially adversely affected.

We have a substantial amount of indebtedness which could adversely affect our financial position.

We currently have, and following this offering will continue to have, a substantial amount of indebtedness. As of December 26, 2004, we had debt of approximately $774 million. Concurrently with this offering, we anticipate issuing $         million aggregate principal amount of notes and applying the net proceeds from the sale of the notes to repay a portion of our outstanding borrowings. We have not determined the terms upon which these notes will be issued, but the completion of the issuance of the notes will be a condition to the completion of this offering.

Our substantial indebtedness may:

•	require us to use a substantial portion of our cash flow from operations to make debt service payments;

•	make it difficult for us to satisfy our financial obligations;

•	limit our ability to use our cash flow or obtain additional financing for future working capital, capital expenditures, acquisitions or other general corporate purposes;

•	limit our flexibility to plan for, or react to, changes in our business and industry;

•	place us at a competitive disadvantage compared to our less leveraged competitors; and

•	increase our vulnerability to the impact of adverse economic and industry conditions.

We intend to issue notes concurrently with this offering and to enter into debt arrangements in the future, each of which may subject us to restrictive covenants which could limit our ability to operate effectively in the future.

Concurrently with the completion of this offering, we expect to issue $             million aggregate principal amount of notes. The notes will be governed by an indenture, which will impose various restrictions and covenants on us which could limit our ability to respond to market conditions, to make capital investments or to take advantage of business opportunities. We expect that the notes will bear a higher rate of interest than our current debt, which will adversely affect our results of operations.

In addition, in the future we may incur additional indebtedness through arrangements such as credit agreements and/or term loans, which may also impose various restrictions and covenants on us which could limit our ability to respond to market conditions, to make capital investments or to take advantage of business opportunities. Any debt arrangements we enter into will likely require us to make regular interest payments, which would adversely affect our results of operations.

If we cannot generate sufficient operating cash flow and obtain external financing, we may be unable to make all of our planned capital expenditures.

Our ability to fund anticipated capital expenditures depends on generating sufficient cash flow from operations and the availability of external financing. For example, our planned capital expenditures for fiscal 2005 are approximately $450 million, which includes initial planning and preparation for 300-millimeter Flash memory manufacturing capacity.

Upon consummation of this offering, AMD and Fujitsu will no longer have an obligation to fund cash flow needs or provide new guarantees to our third-party lenders and they have advised us that they will not make funding available to us or provide new guarantees. We may not have access to financial markets on terms as favorable as we did when AMD and Fujitsu provided guarantees of our indebtedness.

Our capital expenditures, together with ongoing operating expenses, will be a substantial drain on our cash flow and may decrease our cash balances. The timing and amount of our capital requirements cannot be precisely determined at this time and will depend on a number of factors, including demand for our products, product mix, changes in industry conditions and market competition. We intend to assess regularly markets for external financing opportunities, including debt and equity. Such financing may not be available when needed or, if available, may not be available on satisfactory terms. Any equity financing would cause further dilution to our stockholders. See “Dilution” elsewhere in this prospectus. Our inability to obtain needed financing or to generate sufficient cash from operations may require us to abandon projects or curtail capital expenditures. For example, we plan to have 300-millimeter capacity in 2007. However, if we curtail capital expenditures or abandon projects, we may be delayed in achieving such capacity, and we could be materially adversely affected.

If our cost reduction efforts are not effective, our business could be materially adversely affected.

We incurred a net loss in each of fiscal 2003 and fiscal 2004 of approximately $128.9 million and $19.7 million, respectively. As a result, we are undertaking a number of actions prior to or in connection with this offering in an effort to significantly reduce our expenses. These actions include streamlining operations, continuing to align manufacturing utilization to our level of demand and working with AMD and Fujitsu to reduce costs under our service agreements with them. We cannot assure you that any of these actions will occur as anticipated or at all, or that we will be able to achieve significant cost reductions. In addition, we expect to incur significant expenses including cash charges in connection with our cost reduction efforts. If our cost reduction efforts are unsuccessful, we will be materially adversely affected.

If we fail to successfully develop, introduce and commercialize new products and technologies or to accelerate our product development cycle, we may be materially adversely affected.

Our success depends to a significant extent on the development, qualification, implementation, introduction and acceptance of new product designs and improvements that provide value to Flash memory customers. We must also be able to accomplish this process at a faster pace than we currently do. Our ability to develop and qualify new products and related technologies to meet evolving industry requirements, at prices acceptable to our customers and on a timely basis will be significant factors in determining our competitiveness in our target markets. If we are delayed in developing or qualifying new products or technologies, we could be materially adversely affected. For example, during the second half of fiscal 2004, we experienced a delay in qualifying and introducing a new Flash memory product based on our MirrorBit technology for the wireless category of the Flash memory market. The delay, which has continued into the first quarter of 2005, has contributed to lower than anticipated Flash memory product revenues and has caused us to lose market share in the wireless category of the Flash memory market. In addition, we are currently in the process of transitioning a majority of our products from floating gate technology to MirrorBit technology. If we experience any substantial difficulty with this transition, we will be materially adversely affected.

The Flash memory market is highly cyclical and has experienced severe downturns that have materially adversely affected, and may in the future materially adversely affect, our business.

The Flash memory market is highly cyclical and has experienced severe downturns, often as a result of wide fluctuations in supply and demand, constant and rapid technological change, continuous new product introductions and price erosion. Our financial performance has been, and may in the future be, adversely affected by these downturns. We have incurred substantial losses in recent downturns, due principally to:

•	substantial declines in average selling prices, or ASPs, particularly due to aggressive pricing by competitors;

•	a decline in demand for end-user products that incorporate our products; and

•	excess inventory accumulation in distribution channels such as by mobile phone OEMs in China.

For example, our net sales in the second half of fiscal 2004 decreased significantly compared to the first half of fiscal 2004. During this time, an imbalance in supply and demand in the Flash memory market and aggressive pricing by our competitors led to lower ASPs for our products. Net sales were also adversely affected by a decrease in demand from the mobile phone market, excess inventory accumulation by mobile phone OEMs in China during the first half of fiscal 2004 and our inability to meet demand for certain of our lower density products for the embedded category of the Flash memory market in the first half of fiscal 2004. This inability to meet demand adversely impacted our relationship with these customers and our competitors were able to take advantage of this situation to increase their market share. If these or other similar conditions continue or occur again in the future, we would be materially adversely affected.

Industry overcapacity could cause us to under-utilize our manufacturing facilities and have a material adverse effect on us.

Semiconductor companies with their own manufacturing facilities and specialist semiconductor foundries, which are subcontractors that manufacture semiconductors designed by others, have added significant capacity in recent years and are expected to continue to do so. In the past, capacity additions sometimes exceeded demand requirements leading to oversupply situations and downturns in the industry. Fluctuations in the growth rate of industry capacity relative to the growth rate in demand for Flash memory products contribute to cyclicality in the Flash memory market, which may in the future put pressure on our ASPs and materially adversely affect us.

It is difficult to predict future growth or decline in the markets we serve, making it very difficult to estimate requirements for production capacity. If our target markets do not grow as we anticipate, we may under-utilize our fabrication facilities. This may result in write-downs or write-offs of inventories and losses on products whose demand is lower than we anticipate. In addition, during periods of industry overcapacity, such as we have recently experienced, customers do not generally order products as far in advance of the scheduled shipment date as they do during periods when our industry is operating closer to capacity, which can exacerbate the difficulty in forecasting capacity requirements.

Many of our costs are fixed. Accordingly, during periods in which we under-utilize our manufacturing facilities as a result of reduced demand for certain of our products, our costs cannot be reduced in proportion to the reduced revenues for such periods. When this occurs, our operating results are materially adversely affected.

Our historical financial results may not be indicative of our future performance as an independent, standalone company.

Our historical financial information included in this prospectus does not necessarily indicate what our results of operations, financial condition or cash flows will be in the future. Since our reorganization as Spansion LLC, we have been a majority-owned subsidiary of AMD, and we have sold all of our products to our sole distributors, AMD and Fujitsu, who in turn have sold our products to customers worldwide. We intend to continue to transition to being an independent standalone entity by, among other things:

•	acquiring the portion of AMD’s sales force responsible for selling our products;

•	begin selling products directly to AMD’s former customers and potential customers not served solely by Fujitsu;

•	working with AMD and Fujitsu to reduce costs under our service agreements with them; and

•	expanding our own administrative functions.

Although we have included unaudited pro forma historical financial data based on assumptions reflecting some of these expected and potential changes, the unaudited pro forma historical financial data does not include all expected and potential changes to our cost structure and our assumptions may not be accurate. For additional information, see “Unaudited Pro Forma Consolidated Financial Data,” elsewhere in this prospectus.

If we cannot successfully reduce our reliance on AMD and Fujitsu to become an independent, standalone entity, we may be materially adversely affected.

Intense competition in the Flash memory market could materially adversely affect us.

Our principal competitors in the Flash memory market are Intel Corporation, Samsung Electronics Co., Ltd., STMicroelectronics, Silicon Storage Technology, Inc., Macronix International Co., Ltd., Toshiba Corporation, Sharp Electronics Corp. and Renesas Technology Corp. The Flash memory market is characterized by intense competition. The basis of competition is cost, selling price, performance, quality and customer relationships. In particular, in the past, our competitors have aggressively priced their products in order to increase market share, which resulted in decreased average selling prices for our products in the second half of 2004 and adversely impacted our results of operations. In addition, recent capital investments by competitors have resulted in substantial industry manufacturing capacity, which may further contribute to a competitive pricing environment.

Also, we and certain of our competitors have licensed Flash memory technology called NROM technology from a third party. NROM technology has similar characteristics to our MirrorBit technology which may allow these competitors to develop new Flash memory technology that is competitive with our MirrorBit technology. To compete successfully, we must decrease our manufacturing costs and develop, introduce and sell products that meet the increasing demand for greater Flash memory content in mobile phones, consumer electronics and automotive applications, among other markets, at competitive prices. We expect competition in the Flash memory market to increase as existing manufacturers introduce new products and process technologies, new manufacturers enter the market, industry-wide production capacity increases and competitors aggressively price their Flash memory products to increase market share.

Competitors may introduce new memory technologies that may make our Flash memory products uncompetitive or obsolete.

Competitors are working on a number of new technologies, including FRAM, MRAM, polymer and phase-change based memory technologies. If successfully developed and commercialized as a viable alternative to Flash memory, these technologies could pose a competitive threat to a number of Flash memory companies, including us.

If we are unable to diversify our customer base, we could be materially adversely affected.

We serve our customers worldwide through our sole distributors, AMD and Fujitsu, who buy products from us and resell them to these customers, either directly or through their distributors. These customers consist of OEMs, original design manufacturers, or ODMs, and contract manufacturers.

In fiscal 2004, the five largest of these customers accounted for a significant portion of end sales of our products by AMD and Fujitsu. Our business strategy is to continue to maintain and increase our market share and diversify our customer base in the wireless and embedded categories of the Flash memory market. We intend to penetrate further the embedded category in part by expanding the number of customers who buy through AMD and Fujitsu as well as the number of customers in emerging markets. If we are unsuccessful in executing this strategy, we could be materially adversely affected.

We cannot be certain that our substantial investments in research and development will lead to timely improvements in technology or that we will have sufficient resources to invest in the level of research and development that is required to remain competitive.

We make substantial investments in research and development for design and process technologies in an effort to design and manufacture advanced Flash memory products. For example, in fiscal 2004 our research and development expenses were $281 million, or approximately 12 percent of our net sales. Of this amount we paid $54 million to AMD and Fujitsu for services related to research and development. Currently, we are developing new non-volatile memory process technologies, including 90-nanometer floating gate technology and 90-nanometer MirrorBit technology and have announced plans for development of 65-nanometer process technology. Our SDC facility is developing manufacturing process technologies on 200-millimeter and 300-millimeter wafers. We cannot assure you that we will have sufficient resources to maintain the level of investment in research and development that is required for us to remain competitive, which could materially adversely affect us.

If we are unable to timely and efficiently implement 300-millimeter wafer capacity, our business, results of operations or financial condition could be materially adversely affected.

We intend to develop manufacturing capacity on 300-millimeter wafers. Our goal is to have this capacity in place in 2007. The timing for developing 300-millimeter capacity will depend in part on the demand for our Flash memory products. If we are delayed in developing this capability or are unable to timely and efficiently ramp production on 300-millimeter wafers, we would not achieve anticipated cost savings associated with this technology and we could be materially adversely affected.

Manufacturing capacity constraints may adversely affect us.

There may be situations in which our manufacturing facilities are inadequate to meet the demand for certain of our products. Our inability to obtain sufficient manufacturing capacity to meet demand, either in our own facilities or through foundry or similar arrangements with third parties, could have a material adverse effect on us. For example, in the first half of fiscal 2004, we were not able to meet demand for certain of our lower density products for the embedded category of the Flash memory market. We believe this adversely impacted our relationships with customers who received reduced allocations, or did not receive allocations, of our embedded products and our competitors were able to take advantage of this situation to increase their market share. If we cannot meet demand for our products in the future, we could be materially adversely affected.

Unless we maintain manufacturing efficiency, our future profitability could be materially adversely affected.

The Flash memory industry is characterized by rapid technological changes. For example, new manufacturing process technologies using smaller feature sizes and offering better performance characteristics are generally introduced every one to two years. The introduction of new manufacturing process technologies allows us to increase the functionality of our products while at the same time optimizing performance parameters, decreasing power consumption and/or increasing storage capacity. In addition, the reduction of feature sizes enables us to produce smaller chips offering the same functionality and thereby considerably reduces the costs per function. In order to remain competitive, it is essential that we secure the capabilities to develop and qualify new manufacturing process technologies. For example, we must be able to manufacture our Flash memory products both at 90-nanometer and more advanced process technologies and on 300-millimeter wafers. If we are delayed in transitioning to these technologies and other future technologies, we could be materially adversely affected.

Manufacturing our products involves highly complex processes that require advanced equipment. Our manufacturing efficiency is an important factor in our profitability, and we cannot be sure that we will be able to maintain or increase our manufacturing efficiency to the same extent as our competitors. For example, we continuously modify our manufacturing processes in an effort to improve yields and product performance and decrease costs. We are currently transitioning to 90-nanometer process technology for the manufacture of certain of our products. During periods when we are implementing new process technologies, manufacturing facilities may not be fully productive. We may fail to achieve acceptable yields or may experience product delivery delays as a result of, among other things, capacity constraints, delays in the development of new process technologies, changes in our process technologies, upgrades or expansion of existing facilities, impurities or other difficulties in the manufacturing process.

Improving our manufacturing efficiency in future periods is dependent on our ability to:

•	develop advanced product and process technologies;

•	successfully transition to 90-nanometer and more advanced process technologies;

•	ramp product and process technology improvements rapidly and effectively to commercial volumes across our facilities; and

•	achieve acceptable levels of manufacturing wafer output and yields, which may decrease as we implement more advanced technologies.

If we cannot adequately protect our technology or other intellectual property in the United States and abroad, through patents, copyrights, trade secrets, trademarks and other measures, we may lose a competitive advantage and incur significant expenses.

We rely on a combination of protections provided by contracts, including confidentiality and non-disclosure agreements, copyrights, patents, trademarks and common law rights, such as trade secrets, to protect our intellectual property. However, we cannot assure you that we will be able to adequately protect our technology or other intellectual property from third party infringement or from misappropriation in the United States and abroad. Any patent owned or licensed by us or issued to us could be challenged, invalidated or circumvented or rights granted thereunder may not provide a competitive advantage to us. Furthermore, patent applications that we file may not result in issuance of a patent or, if a patent is issued, the patent may not be issued in a form that is advantageous to us. Despite our efforts to protect our intellectual property rights, others may independently develop similar products, duplicate our products or design around our patents and other rights. In addition, it is difficult to monitor compliance with, and enforce, our intellectual property on a worldwide basis in a cost-effective manner. Foreign laws may provide less intellectual property protection than afforded in the United States. If we cannot adequately protect our technology or other intellectual property in the United States and abroad, we may be materially adversely affected.

We may not be successful in establishing a brand identity.

We have used the brand name of “Spansion” only since June 30, 2003. Prior to that time, all Flash memory products were sold under either AMD’s or Fujitsu’s brand. AMD’s and Fujitsu’s brand names are well known by Flash memory customers, suppliers and potential employees. We will need to expend significant time, effort and resources to continue to establish our brand name in the marketplace. We cannot guarantee that this effort will ultimately be successful. If we are unsuccessful in continuing to establish our brand identity, we may be materially adversely affected.

If essential equipment or materials are not available to manufacture our products, we could be materially adversely affected.

Our manufacturing operations depend upon obtaining deliveries of equipment and adequate supplies of materials on a timely basis. We purchase equipment and materials from a number of suppliers. From time to time, suppliers may extend lead times, limit supply to us or increase prices due to capacity constraints or other factors. Because the equipment that we purchase is complex, it is difficult for us to substitute one supplier for another or one piece of equipment for another. Certain raw materials we use in the manufacture of our products are available from a limited number of suppliers. For example, we purchase commercial non-Flash memory die, such as SRAM and pSRAM, from third-party suppliers and incorporate these die into multi-chip package, or MCP, products. Our production was constrained in first half of fiscal 2004 because of difficulties in procuring adequate supply of pSRAM. In addition, some of our suppliers are also our competitors. Interruption of supply or increased demand in the industry could cause shortages and price increases in various essential materials. If we are unable to procure certain of these materials, we may have to reduce our manufacturing operations. Such a reduction has in the past had and could in the future have a material adverse effect on us.

Our inability to continue to attract and retain qualified personnel could impact our business.

Our future success depends upon the continued service of numerous qualified engineering, manufacturing, marketing and executive personnel. Currently, we do not have any employment contracts with our key personnel nor do we currently have any of our own employee benefit plans or equity incentive plans. We expect to have our own equity incentive plan and employee stock purchase plan upon completion of this offering and our own benefit plans in place by the end of 2005, but we cannot assure you that such plans, when in place, will be effective in incentivizing our employees or attracting new employees. Competition for qualified employees among companies that rely heavily on engineering and technology is intense, and the loss of qualified employees or an inability to attract, retain and motivate additional highly skilled employees could materially adversely affect us.

Costs related to defective products could have a material adverse effect on us.

One or more of our products may be found to be defective after the product has been shipped to customers in volume. The cost of product replacements or product returns may be substantial, and our reputation with our customers would be damaged. In addition, we could incur substantial costs to implement modifications to fix defects. Any of these problems could materially adversely affect us.

Uncertainties involving the ordering of our products could materially adversely affect us.

AMD and Fujitsu are currently the sole distributors of our products. Typically, customers place an order with AMD or Fujitsu who simultaneously places an order with us. Generally, AMD or Fujitsu sells our products pursuant to individual purchase orders from these customers. These customers may cancel their orders for standard products with AMD or Fujitsu thirty days prior to shipment without incurring a significant penalty. We extend similar rights to AMD and Fujitsu. Historically, we based our inventory levels on AMD’s and Fujitsu’s non-binding forecasts of demand, which in turn were based on forecasts by these customers. In the future, however, we expect to sell directly to customers currently served by AMD. Customer demand may be difficult to predict because such customers may change their inventory practices on short notice for any reason or they may cancel or defer product orders. This could result in excess or obsolete inventory, which could result in write-downs of inventory. Because market conditions are uncertain, these factors could materially adversely affect us.

Our inability to design and implement new enterprise-wide information systems in a timely and cost-effective manner could materially adversely affect us.

As we transition towards becoming a standalone entity, we are designing and preparing to implement our own enterprise-wide information systems. These systems will be designed to automate more fully our business processes and will affect most of our functional areas including sales, finance, procurement, inventory control, collections, order processing and manufacturing. Implementation may require significant upgrades to our existing computer hardware and software systems. Historically, other companies have experienced substantial delays in the implementation of such information systems. Implementation of these information systems will be complex, expensive and time consuming and successful implementation could be delayed or otherwise adversely affected by various factors including: (i) any failure to provide adequate training to employees; (ii) any failure to retain key members of the implementation team or to find suitable replacements for such personnel; (iii) any failure to develop and apply appropriate testing procedures that accurately reflect the demands that will be placed on these information systems following implementation; and (iv) any failure to develop and implement adequate back-up systems and procedures in the event that difficulties or delays arise during or following the implementation of these information systems.

In connection with the implementation of these information systems, we may experience functional and performance problems, including problems relating to the information system’s response time and data integrity. In addition, resolution of any such problems could entail significant additional costs. We cannot assure you that we will be able to implement these information systems successfully or on a timely basis and in a cost-effective manner or that these information systems will not fail or prove to be unsuitable for our needs. Our inability to implement or resolve problems with these information systems in a timely and cost-effective manner could materially adversely affect us.

Unfavorable currency exchange rate fluctuations could adversely affect us.

As a result of our foreign operations, we have sales, costs, assets and liabilities that are denominated in foreign currencies, primarily the Japanese yen. For example:

•	a portion of our manufacturing costs is denominated in yen;

•	sales of our products to Fujitsu are denominated in yen; and

•	some fixed asset purchases are denominated in yen.

After we begin to sell directly to customers currently served by AMD, we expect to also have sales denominated in euro. As a consequence, movements in exchange rates could cause our U.S. dollar-denominated expenses to increase as a percentage of net sales, affecting our profitability and cash flows. Whenever we believe appropriate, we cover a portion of our foreign currency exchange exposure to protect against fluctuations in currency exchange rates. As of December 26, 2004, we had an aggregate of $10.5 million (notional amount) of short-term foreign currency forward contracts denominated in yen. However, generally, we cover only a portion of our foreign currency exchange exposure. Moreover, we determine our total foreign currency exchange exposure using projections of long-term expenditures for items such as equipment and materials used in manufacturing. We cannot assure you that these activities will be successful in reducing our foreign exchange rate exposure. Failure to do so could have a material adverse effect on us.

Worldwide economic and political conditions may adversely affect demand for our products.

Worldwide economic conditions may adversely affect demand for our products. For example, China’s economy has been growing at a fast pace over the past several years, and the Chinese government has recently introduced various measures to slow down the pace of economic growth. We believe some of these measures negatively impacted demand for our Flash memory products in the second half of 2004. Moreover, if Chinese authorities are not able to stage an orderly slowdown of the economic growth, China’s economy may suffer. A decline in economic conditions in China could lead to declining worldwide economic conditions. If economic conditions decline, whether in China or worldwide, we could be materially adversely affected.

The occurrence and threat of terrorist attacks and the consequences of sustained military action in the Middle East have in the past, and may in the future, adversely affect demand for our products. In addition, terrorist attacks may negatively affect our operations, directly or indirectly, and such attacks or related armed conflicts may directly impact our physical facilities or those of our suppliers or customers. Furthermore, these attacks may make travel and the transportation of our products more difficult and more expensive, which could materially adversely affect us.

The United States has been and may continue to be involved in armed conflicts that could have a further impact on our sales and our supply chain. Political and economic instability in some regions of the world may also result and could negatively impact our business. The consequences of armed conflicts are unpredictable, and we may not be able to foresee events that could have a material adverse effect on us.

More generally, any of these events could cause consumer confidence and spending to decrease or result in increased volatility in the U.S. economy and worldwide financial markets. Any of these occurrences could have a material adverse effect on us.

Our operations in foreign countries are subject to political and economic risks, which could have a material adverse effect on us.

The majority of our wafer fabrication capacity is located in Japan and nearly all final manufacturing of our products is performed at our facilities in China, Malaysia and Thailand and by third parties in Taiwan and Japan. In addition, we have international sales operations and, as part of our business strategy, we are continuing to seek to expand our product sales in emerging markets.

The political and economic risks associated with our sales to and operations in foreign countries include:

•	expropriation;

•	changes in a specific country’s or region’s political or economic conditions;

•	changes in tax laws, trade protection measures and import or export licensing requirements;

•	difficulties in protecting our intellectual property;

•	difficulties in achieving headcount reductions;

•	changes in foreign currency exchange rates;

•	restrictions on transfers of funds and other assets of our subsidiaries between jurisdictions;

•	changes in freight and interest rates;

•	disruption in air transportation between the United States and our overseas facilities; and

•	loss or modification of exemptions for taxes and tariffs.

Any conflict or uncertainty in the countries in which we operate, including public health or safety concerns, natural disasters or general economic factors, could have a material adverse effect on our business. Any of the above risks, should they occur, could have a material adverse effect on us.

We are subject to a variety of environmental laws that could result in liabilities.

Our operations and properties are subject to various U.S. and foreign environmental laws and regulations, including those relating to materials used in our products and manufacturing processes, discharge of pollutants into the environment, the treatment, transport, storage and disposal of solid and hazardous wastes, and remediation of contamination. These laws and regulations require us to obtain permits for our operations, including the discharge of air pollutants and wastewater. From time to time, our facilities are subject to investigation by governmental regulators. We cannot assure you that we have been or will be at all times in complete compliance with such laws, regulations and permits. If we violate or fail to comply with any of them, a range of consequences could result, including fines, suspension of production, alteration of manufacturing processes, sales limitations, criminal and civil liabilities or other sanctions. We could also be held liable for any and all consequences arising out of exposure to hazardous materials used, stored, released, disposed of by us or located at or under our facilities or other environmental or natural resource damage.

Certain environmental laws, including the U.S. Comprehensive, Environmental Response, Compensation and Liability Act of 1980, or the Superfund Act, impose strict, joint and several liability on current and previous owners or operators of real property for the cost of removal or remediation of hazardous substances and impose liability for damages to natural resources. These laws often impose liability even if the owner or operator did not know of, or was not responsible for, the release of such hazardous substances. These environmental laws also assess liability on persons who arrange for hazardous substances to be sent to disposal or treatment facilities when such facilities are found to be contaminated. Such persons can be responsible for cleanup costs even if they never owned or operated the contaminated facility. As discussed in “Business—Environmental Matters” elsewhere in this prospectus, two of our manufacturing sites are, or are located within, a federal Superfund site. Although we have not yet been, we could be named a potentially responsible party at these or other Superfund or other contaminated sites in the future. The costs associated with such sites could be material. In addition, contamination that has not yet been identified could exist at our other facilities.

Environmental laws are complex, change frequently and have tended to become more stringent over time. For example, the European Union recently began imposing stricter requirements regarding reduced lead content in semiconductor packaging. While we have budgeted for foreseeable environmental expenditures, we cannot assure you that environmental laws will not change or become more stringent in the future. Therefore, we cannot assure you that our costs of complying with current and future environmental and health and safety laws, and our liabilities arising from past or future releases of, or exposure to, hazardous substances will not have a material adverse effect on us.

Our worldwide operations could be subject to natural disasters and other business disruptions, which could harm our future revenue and financial condition and increase our costs and expenses.

Our worldwide operations could be subject to natural disasters and other business disruptions, which could harm our future revenue and financial condition and increase our costs and expenses. For example, our corporate headquarters are located near major earthquake fault lines in California, three of our four wafer fabrication facilities are located near major earthquake fault lines in Japan and our assembly and test facilities are located in China, Malaysia and Thailand. In the event of a major earthquake, or other natural or manmade disaster, we could experience loss of life of our employees, destruction of facilities or other business interruptions, any of which could materially adversely affect us.

Risks Related to Our Relationship with AMD and Fujitsu

We may be delayed or prevented from taking certain actions that require the consent of AMD and Fujitsu, whose interests may differ from or conflict with our interests or those of our other stockholders, which could decrease the value of your shares.

Our bylaws provide that for so long as AMD or Fujitsu maintains specified ownership levels in our common stock, we will not be able to take certain actions without the prior consent of AMD and Fujitsu. Specifically, we cannot, without the consent of AMD and Fujitsu, among other things:

•	engage in or undertake any material activity unrelated to our current Flash memory business, for so long as AMD’s or Fujitsu’s aggregate ownership interest is at least 20 percent;

•	amend our certificate of incorporation or bylaws, for so long as AMD’s or Fujitsu’s aggregate ownership interest is at least ten percent;

•	shut down operations at JV3 before April 1, 2007, shut down any facilities of the non-manufacturing organization of our wholly owned subsidiary, Spansion Japan, before April 1, 2007, shut down operations at JV1 or JV2 before April 1, 2007 without giving AMD and Fujitsu six months advance notice, or shut down operations at our assembly and test facility in Kuala Lumpur, Malaysia before April 1, 2007 without giving AMD and Fujitsu three months advance notice, for so long as AMD or Fujitsu owns shares of our common stock; or

•	reduce headcount at JV1, JV2, JV3 or any facilities of the non-manufacturing organization of Spansion Japan prior to April 1, 2007 without giving AMD and Fujitsu six months advance notice, and after giving notice only to specified levels, or reduce headcount at our assembly and test facility in Kuala Lumpur, Malaysia before April 1, 2007 without giving AMD and Fujitsu three months advance notice, for so long as AMD or Fujitsu owns shares of our common stock.

We cannot assure you that the interests of AMD and Fujitsu will be aligned with our interests or those of our other stockholders with respect to such decisions. As a result, we may be unable to take steps that we believe are desirable and in the best interests of our stockholders. In addition, these consent rights could make an acquisition of us more difficult, even if the acquisition may be considered beneficial by some stockholders. For more information on these protective provisions, see “Description of Capital Stock” found elsewhere in this prospectus.

The interests of AMD and Fujitsu, and our directors nominated by them, may differ from or conflict with our interests or those of our other stockholders.

When exercising their rights as our stockholders, either alone or in concert, AMD and Fujitsu may take into account not only our interests but also their interests and the interests of their other affiliates. Our interests and the interests of AMD and Fujitsu may at times conflict since the growth of our business depends, in part, on successful competition with other semiconductor companies. These conflicts may result in lost corporate opportunities for us, including opportunities to enter into lines of business that may overlap with those pursued by AMD and Fujitsu. We may not be able to resolve any potential conflicts, and, even if we do so, the resolution may be less favorable to us than if we were dealing with unaffiliated parties.

Various other conflicts of interest between our two principal stockholders and us may arise in the future in a number of areas relating to our business and relationships, including potential acquisitions of businesses or properties, intellectual property matters, transfers by AMD or Fujitsu of all or any portion of its ownership interest in us or its other assets, which could be to one of our competitors, indemnity arrangements, service arrangements and business opportunities that may be attractive to AMD, Fujitsu and us.

Upon the consummation of this offering and our conversion from Spansion LLC to Spansion Inc., AMD and Fujitsu will be our two largest stockholders. AMD will have the right to elect two members to our board of directors. Fujitsu will have the right to elect one member to our board of directors. Each stockholder’s ability to elect directors is subject to reduction based on the amount of our common stock that they own and this right terminates when their ownership in us falls below ten percent.

In addition, the directors appointed by AMD and Fujitsu continue to hold positions at AMD and Fujitsu. Individuals who are our directors and also officers of either AMD or Fujitsu have a duty of care and loyalty to us when acting in their capacities as our directors and a duty of care and loyalty to AMD or Fujitsu when acting as their officers or directors. However, our certificate of incorporation provides that in the event a director or officer of our company who is also a director or officer of AMD or Fujitsu acquires knowledge of a potential business opportunity that may be deemed a corporate opportunity of our company and AMD or Fujitsu, such opportunity will belong to AMD or Fujitsu, as applicable, unless it has been expressly offered to such director or officer in writing solely in his or her capacity as a director or officer of our company. Ownership of AMD common stock, or options to acquire AMD common stock by certain of our directors and officers after this offering could create, or appear to create, potential conflicts of interest when those directors and officers are faced with decisions that could have different implications for AMD than they do for us.

Third parties may seek to hold us responsible for liabilities of AMD and Fujitsu that we did not assume in our agreements.

Under our agreements with AMD and Fujitsu, we agreed to assume liabilities related to our business after June 30, 2003 and certain liabilities related to our business prior to June 30, 2003 if such liabilities were reflected as accruals or reserves on the AMD and Fujitsu contributed balance sheets. Our assumed liabilities include claims made with respect to Flash memory products sold after June 30, 2003, even if such products were manufactured prior to June 30, 2003, and warranty claims with respect to products sold prior to June 30, 2003 to the extent such warranty claims were reflected as accruals or reserves on the AMD and Fujitsu contributed balance sheets. The allocation of assets and liabilities between AMD, Fujitsu and us may not reflect the allocation that would have been reached between unaffiliated parties and may be less favorable to us as a result. Third parties may seek to hold us responsible for AMD’s and Fujitsu’s retained liabilities. If our losses for AMD’s and Fujitsu’s retained liabilities were significant and we were ultimately held liable for them, we cannot assure you that we would be able to recover the full amount of our losses.

We currently rely on AMD and Fujitsu for a number of services and our business may suffer if we do not timely and cost-effectively establish our own administrative and support systems.

We currently rely on AMD and Fujitsu for a large number of administrative and information technology services. We intend to reduce our reliance on AMD and Fujitsu and the services they provide to us. Accordingly, we will need to create our own systems, or we may choose to contract with other third parties to replace AMD or Fujitsu. However, during the transition period, which could be substantial, we will still rely on AMD and Fujitsu for a large number of services. Although we are working with AMD and Fujitsu to reduce the costs under our existing service agreements with them, if we are unable to successfully reduce our costs under these agreements or if we are unable to make this transition to our own systems in a timely and cost-effective manner, the costs associated with these services may have a material adverse effect on us.

We rely on Fujitsu to be our sole distributor in Japan.

We currently rely on Fujitsu to act as the sole distributor of our products to customers in Japan, which in fiscal 2004 was one of our most important geographic markets. Under our distribution agreement with Fujitsu, Fujitsu has agreed to use its best efforts to promote the sale of our products in Japan and to certain other customers served by Fujitsu. In the event that we reasonably determine that Fujitsu’s sales performance in Japan and to certain customers served by Fujitsu is not satisfactory based on specified criteria, then we have the right to require Fujitsu to propose and implement an agreed-upon corrective action plan. If we reasonably believe that the corrective action plan is inadequate, we can, in specific situations, take steps to remedy deficiencies ourselves through means that include appointing another distributor as a supplementary distributor to sell products in Japan and to customers served by Fujitsu. Pursuing these actions would be costly and disruptive to the sales of our products in Japan. If Fujitsu’s sales performance in Japan were unsatisfactory, and we could not timely find a suitable supplementary distributor, we would be materially adversely affected.

The assets of Spansion Japan are pledged to Fujitsu in connection with Spansion Japan’s term loan.

Spansion Japan is party to a term loan with a Japanese financial institution. Fujitsu has guaranteed 100 percent of the amounts outstanding under this facility, and AMD has agreed to reimburse Fujitsu for 60 percent of any amounts paid out by Fujitsu under this guaranty. As security for AMD’s reimbursement, Spansion Japan agreed to pledge its assets to Fujitsu. If Spansion Japan were to default on its obligations under the term loan and AMD did not reimburse Fujitsu for 60 percent of amounts paid by Fujitsu pursuant to its guaranty, Fujitsu would be able to seize assets of Spansion Japan to recover the amounts not reimbursed. If this were to occur, we would be materially adversely affected.

We may experience increased costs resulting from a decrease in the purchasing power we currently have due to our being a majority-owned subsidiary of AMD.

Because we have been a majority-owned subsidiary of AMD since our reorganization in June 2003, AMD has procured goods, such as raw materials, technology, such as software licenses, and services on our behalf, and we have benefited from AMD’s size and purchasing power. Following the completion of this offering, we will no longer be a majority-owned subsidiary, and AMD will not be able to procure goods, technology and services for us under AMD’s existing agreements with suppliers. Because we will be a smaller and less diversified company than AMD is today, and we will not have access to financial and other resources comparable to those of AMD, we may be unable to obtain goods, technology and services at prices and on terms as favorable as those available to us while we were a majority-owned subsidiary of AMD, which could have a material adverse effect on us.

In addition, AMD relies on third-party providers to deliver our products to customers, to distribute materials for our wafer fabrication facilities and to provide certain information technology services to us, including helpdesk support, desktop application services, business and software support applications, server and storage administration, data center operations, database administration and voice, video and remote access. Following the completion of this offering, we will no longer be a beneficiary under these agreements, and we may need to renegotiate the terms with these suppliers. These vendors may require the payment of additional fees, which could have a material adverse effect on us.

AMD and Fujitsu may continue to use all of our intellectual property and the intellectual property they have transferred to us.

In connection with our reorganization in June 2003, AMD and Fujitsu transferred approximately 400 patents and patent applications to us. In addition, in connection with this offering, we anticipate that AMD and Fujitsu will sell or contribute additional patents to us. However, both AMD and Fujitsu have retained the rights to use any patents contributed to us prior to the consummation of this offering for an unlimited period of time. In addition, under their respective patent cross-license agreements with us, AMD and Fujitsu have also obtained licenses to our present and future patents with effective filing dates prior to the later of June 30, 2013 or such date on which they have transferred all of their shares in us, although the scope of patents under license can be impacted by a change in control of the parties or their semiconductor groups. These licenses continue until the last to expire of the patents under license expires. Furthermore, while the cross-license agreements provide AMD and Fujitsu with ongoing perpetual licenses to all of our present and future patents and technologies in existence through such cross-license termination date, our right to Fujitsu’s patents and technologies is more limited.

Under our non-competition agreement, both AMD and Fujitsu have agreed that they will not directly or indirectly engage in a business, and have agreed to divest any acquired business, that competes in the standalone

Flash memory market. With respect to each of AMD and Fujitsu, this non-competition restriction will last until the earlier of (i) two years from the date such stockholder’s ownership in us falls below five percent, or (ii) one year from the date such stockholder’s ownership in us falls below five percent if the other stockholder has undergone a change of control. After that time, should it ever decide to re-enter the Flash memory business, AMD or Fujitsu could use on a perpetual basis our present and future patents and technologies in existence through the cross-license termination date to compete against us. If either AMD or Fujitsu were to compete with us, we could be materially adversely affected. For more information on the patent cross-license agreements and the non-competition agreement, see “Certain Relationships and Related Party Transactions” elsewhere in this prospectus.

Our share price may decline because of the ability of AMD and Fujitsu to sell shares of our common stock.

Sales of substantial amounts of our common stock after this offering, or the possibility of those sales, could adversely affect the market price of our common stock and impede our ability to raise capital through the issuance of additional equity securities. See “Shares Eligible for Future Sale” for a discussion of possible future sales of our common stock.

Subject to transfer restrictions described below to which we are not a beneficiary and any applicable U.S. federal and state securities laws, after the expiration of a 180-day lock-up period (which may be waived by the underwriters), AMD and Fujitsu may sell shares of our common stock that they beneficially own. In addition, after the expiration of this 180-day period, we could issue and sell additional shares of our common stock. Any sale by AMD, Fujitsu or us of our common stock in the public market, or the perception that sales could occur, could adversely affect prevailing market prices for our common stock. Upon the completion of this offering, AMD and Fujitsu will enter into a stockholders agreement with us, which will provide for, among other things, restrictions on their ability to transfer their shares. AMD and Fujitsu have agreed with each other that for one year after the consummation of the offering, neither of them will transfer any shares of our common stock to non-affiliates. Afterwards, neither stockholder can transfer shares in an amount equal to or greater than one percent of the then common stock outstanding to any entity whose principal business competes with us, unless first obtaining the written consent of the non-transferring stockholder, such consent not to be unreasonably withheld after June 30, 2007.

Risks Related to this Offering

Our share price may be volatile, and you may be unable to sell your shares at or above the offering price.

The initial public offering price for our shares will be determined by negotiations between us and representatives of the underwriters and may not be indicative of prices that will prevail in the trading market. The market price of shares of our common stock could be subject to wide fluctuations in response to many risk factors listed in this section, and others beyond our control, including:

•	changes in projections of our operating results by securities analysts;

•	fluctuations in the valuation of companies perceived to be comparable to us; and

•	share price and volume fluctuations attributable to inconsistent trading volume levels or other factors.

Furthermore, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. These broad market and industry fluctuations, as well as general economic, political and market conditions such as recessions, interest rate changes or international currency fluctuations, may negatively impact the market price of shares of our common stock. If the market price of shares of our common stock after this offering does not exceed the initial public offering price, you may not realize any return on your investment in us and may lose some or all of your investment. In the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns, which could materially adversely affect us.

No public market for our common stock currently exists, and an active trading market may not develop or be sustained following this offering.

Prior to this offering, there has been no public market for our common stock. An active trading market may not develop following the closing of this offering or, if developed, may not be sustained. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the fair market value of your shares. An inactive market may also impair our ability to raise capital by selling shares and may impair our ability to acquire other companies or technologies by using our shares as consideration, which in turn could materially adversely affect our business.

If securities or industry analysts do not publish research reports about our business, or publish negative reports about our business, our stock price and trading volume could decline.

The trading market for our common stock will depend, in part, on the research reports and ratings that securities or industry analysts publish about us, our business and the Flash memory market in general. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade our stock, our stock price may decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our stock price or trading volume to decline.

Purchasers in this offering will experience immediate and substantial dilution in the book value of their investment.

The initial public offering price will be substantially higher than the tangible book value per share of shares of our common stock based on the total value of our tangible assets less our total liabilities immediately following this offering. Therefore, if you purchase shares of our common stock in this offering, you will experience immediate and substantial dilution of approximately $         per share in the price you pay for shares of our common stock as compared to its tangible book value, assuming an initial public offering price of $         per share. To the extent outstanding options to purchase shares of common stock are exercised, there will be further dilution. For further information on this calculation, see “Dilution.”

We have broad discretion in the use of net proceeds from this offering and may not use them effectively.

Although our management currently intends to use the net proceeds from this offering in the manner described in “Use of Proceeds,” they will have broad discretion in the application of the net proceeds. The failure by our management to apply these funds effectively could affect our ability to continue to manufacture and sell our products.

Being a public company will increase our expenses and administrative burden.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, our administrative staff will be required to perform additional tasks. For example, in anticipation of becoming a public company, we will need to create or revise the roles and duties of our board committees, adopt additional internal controls and disclosure controls and procedures, retain a transfer agent, adopt an insider trading policy and bear all of the internal and external costs of preparing and distributing periodic public reports in compliance with our obligations under the securities laws.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002 and related regulations implemented by the Securities and Exchange Commission and the Nasdaq Stock Market, are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. We are currently evaluating and monitoring developments with respect to new and proposed rules and cannot predict or estimate the amount of the additional costs we may incur or the timing of such costs. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to practice, regulatory authorities may initiate legal proceedings against us and our business may be harmed. We also expect that being a public company and these new rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee, and qualified executive officers.

We currently do not intend to pay dividends on our common stock and, consequently, your only opportunity to achieve a return on your investment is if the price of our common stock appreciates.

We currently do not plan to pay dividends on shares of our common stock in the foreseeable future and are currently prohibited from doing so in certain circumstances under agreements governing our borrowing arrangements. Consequently, your only opportunity to achieve a return on your investment in our company will be if the market price of our common stock appreciates.

Provisions in our corporate governance documents as well as Delaware law may delay or prevent an acquisition of us that stockholders may consider favorable, which could decrease the value of your shares.

Our certificate of incorporation and bylaws and Delaware law contain provisions that could make it more difficult for a third party to acquire us without the consent of our board of directors. These provisions include restrictions on the ability of our stockholders to remove directors, a classified board of directors and limitations on action by our stockholders by written consent. In addition, our board of directors has the right to issue preferred stock without stockholder approval, which could be used to make an acquisition of us more difficult. Although we believe these provisions protect our stockholders from coercive or otherwise unfair takeover tactics and thereby provide for an opportunity to receive a higher bid by requiring potential acquirers to negotiate with our board of directors, these provisions apply even if the offer may be considered beneficial by some stockholders. For more information on these protective provisions, see “Description of Capital Stock” found elsewhere in this prospectus.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. These statements relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue,” the negative of such terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially. In evaluating these statements, you should specifically consider various factors, including the risks outlined in “Risk Factors” and the following factors, any of which could cause our actual results to differ materially from any forward-looking statement:

•	our ability to successfully introduce our next generation products to market in a timely manner;

•	our ability to effectively and timely achieve volume production of our next generation products;

•	our ability to increase market acceptance of our products based on our MirrorBit technology;

•	our ability to accelerate our product development cycle;

•	our ability to penetrate further the embedded category of the Flash memory market with our high density embedded products and expand the number of customers who buy through AMD and Fujitsu as well as the number of customers in emerging markets;

•	our ability to successfully develop and transition to the latest technologies, including 90-nanometer manufacturing process technology in the second half of 2005 and 300-millimeter Flash memory wafer manufacturing capacity in 2007;

•	our ability to implement successfully our cost reduction efforts;

•	our ability to reduce our reliance on AMD and Fujitsu for administrative and other services and functions;

•	our ability to work with AMD and Fujitsu to reduce costs under our service agreements with them;

•	our ability to control our operating expenses, particularly our marketing, general and administrative costs;

•	our ability to consummate the concurrent issuance of $ million aggregate principal amount of notes;

•	our ability to design and implement new enterprise-wide information systems in a timely and cost-effective manner;

•	our ability to develop our ORNAND architecture, introduce new products based on this architecture, and to achieve customer acceptance of these products, particularly among mobile phone OEMs;

•	our ability to develop systems-level solutions that provide value to customers of our products;

•	our ability to enter new markets not traditionally served by Flash memory by, for example, integrating logic functions within high density arrays of Flash memory; and

•	our ability to negotiate successfully patent and other intellectual property licenses and patent cross-licenses and acquire additional patents after we lose key intellectual property rights once we are no longer a beneficiary under AMD’s existing cross-license agreements.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, events, levels of activity, performance or achievements. Moreover, we cannot guarantee the accuracy and completeness of the forward-looking statements. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform such statements to actual results or to changes in our expectations.

USE OF PROCEEDS

The net proceeds from the sale of the              shares of Class A common stock will be approximately $             million, based on an assumed initial public offering price of $             per share after deducting underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise their over-allotment option in full, then we estimate that the net proceeds to us from this offering will be approximately $             million.

The primary purposes of this offering are to create a public market for our Class A common stock, obtain additional equity capital and facilitate future access to public markets. We intend to use the net proceeds from this offering for working capital, capital expenditures and general corporate purposes. The amounts actually expended for each purpose and the timing of such expenditures will depend on a number of factors, including the amount of cash generated by our operations. Depending on future events, we may determine at a later time to use the net proceeds for different purposes. Pending use, we may invest the net proceeds of this offering in short-term, investment grade securities that we deem appropriate.

Concurrently with this offering, we anticipate issuing $         million aggregate principal amount of notes, and applying the net proceeds from the sale of the notes to repay outstanding borrowings. We have not determined the terms upon which the notes will be issued, but the completion of the sales of the notes will be a condition to the completion of this offering.

DIVIDEND POLICY

We currently do not plan to declare dividends on shares of our common stock in the foreseeable future. We expect to retain our future earnings, if any, for use in the operation and expansion of our business. In addition, in certain circumstances, we and our subsidiaries are prohibited by certain borrowing arrangements from paying cash dividends without the prior written consent of the lenders. We also anticipate that the indenture that will govern the notes to be issued in the concurrent notes offering will have similar restrictions. Subject to the foregoing, the payment of cash dividends in the future, if any, will be at the discretion of our board of directors and will depend upon such factors as earnings levels, capital requirements, our overall financial condition and any other factors deemed relevant by our board.

CAPITALIZATION

The following table summarizes our cash, cash equivalents and short-term investments and our capitalization as of December 26, 2004 on an actual basis as Spansion LLC, and on an as adjusted basis to give further effect to (i) this offering at an assumed initial public offering price of $         per share, and (ii) the concurrent offering of $         million aggregate principal amount of notes, in each case after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We have not determined the terms upon which the notes will be issued, but the completion of the sale of the notes will be a condition to the completion of this offering.

	As of Dec. 26, 2004
	Actual	Actual As Adjusted
	(in thousands, except share data)
Cash, cash equivalents and short-term investments	$196,138	$

Total long-term debt and capital lease obligations, including current portion	$773,597	$
Member’s capital/stockholders’ equity:
Members’ capital in Spansion LLC:
Contributed capital—AMD Investments, Inc.	988,324		—
Contributed capital—Fujitsu Microelectronics Holding, Inc.	658,883		—
Stockholders’ equity in Spansion Inc.:
Preferred stock, $0.001 par value—authorized shares; none issued and outstanding on an as adjusted basis	—		—
Class A common stock, $0.001 par value—authorized shares; shares issued and outstanding on an as adjusted basis	—
Class B common stock, $0.001 par value—authorized 1 share; 1 share issued and outstanding on an as adjusted basis	—		—
Class C common stock, $0.001 par value—authorized 1 share; 1 share issued and outstanding on an as adjusted basis	—		—
Class D common stock, $0.001 par value—authorized shares; shares issued and outstanding on an as adjusted basis	—

Total members’ capital/stockholders’ equity	$1,647,207	$

Total capitalization	$2,420,804	$

The table above does not reflect an aggregate of                      shares of Class A common stock that we intend to reserve for future issuance under our contemplated equity incentive plan and employee stock purchase plan.

DILUTION

If you invest in shares of our common stock, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of shares of our common stock after this offering. Our pro forma net tangible book value at December 26, 2004 was approximately $1.6 billion, or $             per common share. Pro forma net tangible book value per share represents total tangible assets less total liabilities, divided by the number of shares of capital stock outstanding after giving effect to the conversion of Spansion LLC to Spansion Inc.

After giving effect to the issuance and sale of                      shares of our common stock in this offering at the assumed initial public offering price of $             per share, and after deducting the underwriting discounts and commissions and our estimated offering expenses, our pro forma as adjusted net tangible book value at December 26, 2004 would have been approximately $             billion, or $             per share. This represents an immediate increase in net tangible book value of $             per share to our existing shareholders and an immediate dilution of $             per share to our new investors purchasing shares of our common stock in this offering. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share	$
Pro forma net tangible book value per share at December 26, 2004
Increase per share attributable to new investors
Pro forma as adjusted net tangible book value per share after this offering
Dilution per share to new investors	$

The following table sets forth as of December 26, 2004, on a pro forma as adjusted basis, the difference between the number of shares of common stock purchased from us, the total consideration paid, and the average price per share paid by the existing stockholders, and the number of shares of common stock purchased from us, the total consideration paid, and the average price per share paid by investors purchasing shares in this offering, based on an assumed initial public offering price of $             per share and before deducting estimated underwriting discounts and commissions and estimated offering expenses:

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders (AMD and Fujitsu)		%	$	%	$
New investors

Total		100%		100%

The tables and calculations above are based on the number of shares of common stock outstanding after our conversion into a Delaware corporation and the consummation of this offering. If the underwriters fully exercise their option to buy additional shares of common stock from us, the number of shares of common stock held by new investors will increase to approximately                  shares, or approximately          percent of our total outstanding common stock.

Under our contemplated equity incentive plan we intend to reserve              shares for future grant or issuance to current and future employees and independent directors thereunder and under our contemplated employee stock purchase plan, we intend to reserve                  shares. To the extent the options are exercised and awards are granted under these plans, there will be further dilution to new investors.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA

We compiled the following unaudited pro forma consolidated financial data from our audited consolidated financial statements for the year ended December 26, 2004, which is included elsewhere in this prospectus to reflect our results of operations as if the events described below had occurred as of December 29, 2003.

As we continue our transition towards operating as a standalone entity, we intend over time to reduce our reliance on AMD and Fujitsu for administrative and other services and functions. For example, in April 2005, we reached an understanding with AMD that AMD’s sales force responsible for selling our products will be transferred to us and, thereafter, we will sell directly to customers formerly served by AMD, as well as potential customers not solely served by Fujitsu. We also reached an understanding with Fujitsu to reduce the distribution margin currently earned by Fujitsu on the sale of our products. In addition, we have agreed with each of AMD and Fujitsu to pay a reduced royalty rate for the use of their intellectual property by the consummation of this offering.

The following table sets forth unaudited pro forma consolidated statement of operations data for the fiscal year ended December 26, 2004 and gives effect to:

•	the termination of the AMD Distribution Agreement resulting in an elimination of the distribution margin which AMD currently receives thereunder, which we believe would have added approximately $80.3 million to net sales for fiscal 2004;

•	a reduction from seven percent to 4.3 percent in the distribution margin which Fujitsu currently receives under the Fujitsu Distribution Agreement, which we believe would have added approximately $26.2 million to net sales for fiscal 2004;

•	a reduction from one percent to 0.3 percent in the royalty rate paid by us to each of AMD and Fujitsu under their respective patent cross-license agreements with us, which we believe would have reduced cost of sales for fiscal 2004 by approximately $35.0 million;

•	our assumption of freight, duty and logistics related costs for our products currently incurred by AMD, which we believe would have increased cost of sales for fiscal 2004 by approximately $4.4 million;

•	our assumption of warehousing and related costs for our products currently incurred by Fujitsu which we believe would have increased cost of sales for Fiscal 2004 by approximately $3.0 million;

•	our assumption of direct and indirect marketing, general and administrative expenses in connection with employing AMD’s sales force responsible for selling our products, which we believe would have increased marketing, general and administrative expenses for fiscal 2004 by approximately $47.4 million;

•	the inclusion of an incremental expense in connection with our profit sharing program for the increase in net income resulting from the foregoing adjustments, which we calculated as ten percent of incremental operating income before profit sharing expense, and which we believe would have increased marketing, general and administrative expenses for fiscal 2004 by approximately $8.7 million;

•	the inclusion of a tax provision for the incremental taxes owed on incremental net income before tax resulting from the foregoing adjustments, which we believe would have decreased the income tax benefit for fiscal 2004 by approximately $8.0 million; and

•	the inclusion of a $3.8 million reduction of tax benefit that reflects the additional U.S. tax which we would have incurred if we were taxed as a corporation rather than a limited liability company.

The agreements reached resulting in the foregoing adjustments will not result in material assets being contributed to us or liabilities assumed by us. As a result no pro forma balance sheet is presented as of December 26, 2004.

This unaudited pro forma consolidated statement of operations data does not include all expected changes to our cost structure. For example, the unaudited pro forma consolidated statement of operations data does not give effect to other costs or benefits that will be incurred or realized as we transition to a standalone company, including costs or benefits related to:

•	designing and implementing new enterprise-wide information systems;

•	obtaining licenses from third parties for technology incorporated in our products as software used to operate our business, including any licenses required to replace the intellectual property rights we will lose once we are no longer a beneficiary under AMD’s existing cross-license agreements;

•	being a public company, including significant legal, accounting and other expenses we did not incur as a private company;

•	implementing our planned cost reduction efforts; and

•	establishing our own sales force.

In addition, the unaudited pro forma consolidated statement of operations data does not reflect the one-time charge for deferred taxes that will be incurred in connection with our conversion into a corporation. See Note 17 to our consolidated financial statements appearing elsewhere in this prospectus for more information. Rather, the unaudited pro forma consolidated statement of operations data includes a pro forma adjustment for income taxes that would have been recorded if we had been historically taxed as a corporation. The pro forma earnings per share information assumes our conversion into a corporation occurred on December 29, 2003 and is based on the number of shares owned by AMD and Fujitsu immediately prior to the consummation of this offering.

Our assumptions used to calculate our unaudited pro forma consolidated statement of operations data may not be accurate and this data is not intended to represent what our results of operations actually would have been had the transactions described above occurred or to be indicative of our future financial performance.

	For the Year Ended Dec. 26, 2004
	Actual		Adjustments for Tax as a Corporation			Adjustments for Transfer of Sales Force and Other Changes		Pro Forma Consolidated
	(in thousands, except per share amounts)
Pro forma Consolidated Statement of Operations Data:
Net sales		$2,262,227		$—			$106,539 (1)		$2,368,766
Cost of sales		1,841,309		—			(27,648)(2)		1,813,661

Gross profit		420,918		—			134,187		555,105
Other expenses:									—
Research and development		280,954		—			—		280,954
Marketing, general and administrative		137,159		—			56,089 (3)		193,248

Operating income		2,805		—			78,098		80,903
Interest income and other income, net		3,645		—			—		3,645
Interest expense		(40,165)		—			—		(40,165)

Income (loss) before income taxes		(33,715)		—			78,098		44,383
Provision (benefit) for income taxes		(14,013)		2,447	(4)		9,274 (4)		(2,292)

Net income (loss)		$(19,702)		$(2,447)			$68,824		$46,675

Net income (loss) per share:
Basic and diluted	$		$			$		$
Shares used in per share calculation:
Basic and diluted

(1)	Comprised of $80.3 million, which represents the amount that would have been added to our net sales had AMD’s distribution margin been eliminated, and $26.2 million, which represents the amount which would have been added to our net sales had Fujitsu’s distribution margin been reduced from seven percent to 4.3 percent.
(2)	The reduction in cost of sales of $27.6 million consists of a reduction of $35.0 million representing the reduction of the royalty rate paid to each of AMD and Fujitsu under our patent cross-license agreements with them from one percent to 0.3 percent, partially offset by increases in logistics and related costs of $4.4 million incurred by AMD associated with shipping our products to their customers and $3.0 million incurred by Fujitsu for warehousing and transporting our product, which we have agreed to assume in the future.
(3)	The increase in marketing, general and administrative costs of $56.1 million consists of $47.4 million, which is the estimated direct and indirect cost of the AMD sales force responsible for selling our products, and $8.7 million of incremental expense which would have been incurred in connection with our continued participation in our profit sharing program, which we have estimated as ten percent of incremental operating income before profit sharing expense.
(4)	The incremental tax provision which we would have incurred in fiscal 2004 if we had operated as a corporation subject to U.S. taxes rather than as an LLC is estimated at $2.4 million (See Note 17 to the historical consolidated financial statements). The incremental tax provision we would have incurred in fiscal 2004 as a result of the adjustments discussed above is estimated to be $9.3 million resulting from incremental taxable income which would have been earned by our foreign subsidiaries and taxed at local rates and an incremental tax provision for U.S. taxes estimated to be approximately $1.3 million.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The following table sets forth selected historical consolidated financial data. In fiscal 2002 we used a fiscal year beginning April 1, 2002 and ending March 31, 2003, which included 52 weeks. In connection with our reorganization effective June 30, 2003, we adopted a fiscal year ending the last Sunday of December. Fiscal 2003 was therefore a transition year beginning April 1, 2003 and ending December 28, 2003, during which we operated as FASL for the first three months, and then operated as Spansion LLC for the final six months. Fiscal 2003 included approximately 39 weeks. Fiscal 2004 ended December 26, 2004 and included 52 weeks. The selected consolidated statement of operations data for the years ended March 31, 2003, December 28, 2003 and December 26, 2004 and the selected balance sheet data as of December 28, 2003 and December 26, 2004 have been derived from, and should be read together with, our audited consolidated financial statements included elsewhere in this prospectus. The selected consolidated statement of operations data for the years ended March 31, 2001 and March 31, 2002 and the selected balance sheet data as of March 31, 2001, March 31, 2002 and March 31, 2003, have been derived from our audited consolidated financial statements not included in this prospectus. The following summary historical financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	Year Ended						Nine Months Ended Dec. 28, 2003		Year Ended Dec. 26, 2004
	Mar. 31, 2001		Mar. 31, 2002		Mar. 31, 2003
	(in thousands, except per share amounts)
Statement of Operations Data(1):
Net sales	$916,624		$816,183		$961,950			$1,193,212		$2,262,227
Cost of sales	798,153		776,323		920,536			1,086,048		1,841,309

Gross profit	118,471		39,860		41,414			107,164		420,918
Other expenses:
Research and development	—		—		—			146,947		280,954
Marketing, general and administrative	3,931		871		4,811			74,200		137,159

Operating income (loss)	114,540		38,989		36,603			(113,983)		2,805
Interest income and other income (expense), net	(3,144)		3,143		(1,590)			1,353		3,645
Interest expense	(335)		(1,271)		(1,867)			(20,733)		(40,165)

Income (loss) before income taxes	111,061		40,861		33,146			(133,363)		(33,715)
Provision (benefit) for income taxes	45,833		17,084		12,169			(4,420)		(14,013)

Net income (loss)	$65,228		$23,777		$20,977			$(128,943)		$(19,702)

Net income (loss) per share:
Basic and diluted	$102.56		$25.61		$21.50			n/a (2)		n/a (2)
Shares used in per share calculation:
Basic and diluted	636,000		928,591		975,753			n/a (2)		n/a (2)

Unaudited Pro Forma Effects of Assumed Conversion to Corporation(2):
Actual income (loss) before income taxes	n/a	(3)	n/a	(3)	n/a	(3)		$(133,363)		$(33,715)
Pro forma provision (benefit) for income taxes	n/a	(3)	n/a	(3)	n/a	(3)		(43,369)		(11,566)

Pro forma net income (loss)	n/a	(3)	n/a	(3)	n/a	(3)		$(89,994)		$(22,149)

Pro forma income (loss) per share:
Basic and diluted	n/a	(3)	n/a	(3)	n/a	(3)	$		$
Pro forma shares used in per share calculation:
Basic and diluted	n/a	(3)	n/a	(3)	n/a	(3)

	As of			As of Dec. 28, 2003	As of Dec. 26, 2004
	Mar. 31, 2001	Mar. 31, 2002	Mar. 31, 2003
Balance Sheet Data(4):
Cash, cash equivalents and short-term investments	$8	$30	$25	$329,544	$196,138
Working capital (deficit)	(213,680)	(208,794)	(110,741)	640,184	359,420
Total assets	1,033,843	1,189,877	1,273,072	3,134,370	2,919,515
Long-term debt and capital lease obligations, including current portion	31,178	287,219	152,704	899,684	773,597
Members’ capital/stockholders’ equity	505,061	717,085	808,600	1,657,595	1,647,207

(1)	As discussed more fully in “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” we began producing and selling finished Flash memory devices effective June 30, 2003, which significantly affected our operating results as compared to earlier periods when we solely produced and sold Flash memory wafers.
(2)	Reflects the planned conversion of Spansion LLC to Spansion Inc. and the pro forma effects as if we had been subject to U.S. taxes and had outstanding shares equivalent to those held by AMD and Fujitsu at the time of our conversion into Spansion Inc.
(3)	Effective June 30, 2003, we were reorganized as a Delaware limited liability company with ownership in the form of limited liability company units held by AMD and Fujitsu. Therefore, net income (loss) per share data is not applicable for periods subsequent to June 30, 2003, and pro forma net income (loss) per share data is not applicable for periods prior to June 30, 2003 for which earnings per share data is already presented.
(4)	As discussed more fully in “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” we began producing and selling finished Flash memory devices effective June 30, 2003, which significantly affected our net assets as compared to earlier periods when we solely produced and sold Flash memory wafers.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with the audited financial statements and related notes included elsewhere in this prospectus. The following discussion contains forward-looking statements based on current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” or elsewhere in this prospectus. See the disclosure regarding “Forward-Looking Statements” elsewhere in this prospectus.

Overview

We are the largest company in the world dedicated exclusively to developing, designing and manufacturing Flash memory, a critical semiconductor component of nearly every electronic product and one of the fastest growing segments of the semiconductor industry. According to market research firm iSuppli, we were the largest supplier of NOR Flash memory in 2004, with a 25.9 percent market share based on end sales. Our fiscal 2004 net sales to our sole distributors, AMD and Fujitsu, were $2.3 billion. Our Flash memory is incorporated into a broad range of electronic products, including mobile phones, consumer electronics, automotive electronics, networking and telecommunications equipment and PC peripheral applications. Our products are sold to many of the top original equipment manufacturers, or OEMs, in each of these markets, including 7 of the top 10 mobile phone OEMs, all of the top 10 consumer electronics OEMs and 9 of the top 10 automotive electronics OEMs. We believe we owe our position to our leading-edge technology, including our proprietary MirrorBit technology, our broad product portfolio derived through continued customer-centric innovation and our advanced manufacturing capabilities, systems-level solutions and customer relationships.

History

In 1993, AMD and Fujitsu formed a Japanese corporation, Fujitsu AMD Semiconductor Limited, or FASL, for the purpose of building and operating advanced Flash memory wafer fabrication facilities, or fabs, to manufacture Flash memory wafers. FASL, headquartered in Japan, sold the wafers produced at its fabs to AMD and Fujitsu, who converted the wafers into finished Flash memory products for sale to their customers. AMD and Fujitsu were also responsible for all research and development and marketing activities, including the development of Flash memory manufacturing processes and the Flash memory devices to be manufactured using those processes. AMD and Fujitsu also provided FASL with various support and administrative services. As of June 30, 2003, FASL was operating three Flash memory wafer fabs, all located in Aizu-Wakamatsu, Japan.

By 2003, AMD and Fujitsu desired to expand the operations of FASL to:

•	achieve economies of scale;

•	add additional Flash memory wafer fabrication capacity;

•	include assembly, test, mark and pack operations;

•	provide research and development capabilities by combining their respective Flash product design and engineering resources; and

•	include various marketing and administrative functions.

To accomplish these goals, in 2003, AMD and Fujitsu reorganized our company as FASL LLC, later renamed Spansion LLC, a Delaware limited liability company, and as of June 30, 2003, AMD and Fujitsu had transferred all of their respective interests in FASL to us. In addition, AMD had contributed its Flash memory inventory, its Fab 25 wafer manufacturing facility in Texas, its Submicron Development Center, or SDC, in California and its Flash memory assembly and test operations in China, Malaysia and Thailand. Fujitsu had contributed its Flash memory inventory and its Flash memory assembly and test operations in Malaysia. Both AMD and Fujitsu had transferred employees to us to perform various research and development, marketing and administrative functions. AMD and Fujitsu had provided working capital to us in the form of loans and cash contributions. As a result of this reorganization, AMD and Fujitsu owned 60 percent and 40 percent of us, our headquarters were established in the United States and we became for financial reporting purposes a consolidated subsidiary of AMD. Following the completion of this offering, we expect that AMD’s ownership in us will fall below 50 percent and that we will no longer be its consolidated subsidiary for financial reporting purposes.

We now manufacture finished Flash memory devices that we sell to AMD and Fujitsu pursuant to distribution agreements we have with each of them. Under each agreement, our prices are based on AMD’s and Fujitsu’s sales prices to their customers, less an agreed-upon discount which we refer to as the distribution margin.

As part of our reorganization, AMD and Fujitsu also entered into agreements to provide various administrative and other support services to us. Under our services agreements with AMD, AMD provides various information technology (IT) services, including helpdesk support, desktop application services, business and software support applications, server and storage administration, data center operations, database administration, and voice, video and remote access, and also provides research and development, quality assurance, insurance, facilities, logistics, legal, tax, finance, human resources, and environmental health and safety services to us. Under our services agreements with Fujitsu, Fujitsu provides various IT, research and development, quality assurance, insurance procurement, facilities, environmental and human resources services primarily to our manufacturing facilities in Japan. For services provided by AMD and Fujitsu, we pay AMD and Fujitsu service fees in an amount equal to cost plus five percent, except for services procured on our behalf by AMD and Fujitsu from third parties, which are provided to us at cost. We also agreed to provide certain services to AMD, such as research and development and manufacturing support services. We paid approximately $106 million to AMD, which is net of the amount owed to us for the services we provided to AMD, and $33 million to Fujitsu under these service agreements in fiscal 2004. The charges for these services are negotiated annually between us and AMD and Fujitsu based on our expected requirements and the estimated future costs of the services to be provided. Each of these service agreements expires on June 30, 2007, with an ability to extend the term by mutual agreement. In addition to these services agreements, we have and for the foreseeable future will continue to have other significant business relationships with AMD and Fujitsu. For more information regarding these relationships, see “Certain Relationships and Related Party Transactions,” elsewhere in this prospectus, and Note 4 to our consolidated financial statements.

Continuing Transition to Independence

Our reorganization was the first step toward our operating as an independent entity. As we continue our transition, we intend over time to reduce our reliance on AMD and Fujitsu for administrative and IT-related services. In the case of administrative services, we will need to expand our own administrative functions or find alternative providers of the services currently provided by AMD and Fujitsu. In April 2005, we reached an understanding with AMD that AMD’s sales force responsible for selling our products will be transferred to us and, thereafter, we will sell directly to customers formerly served by AMD, as well as potential customers not served solely by Fujitsu. In doing so, we believe that we will be able to capture additional revenue from sales because we will no longer have to pay AMD a distribution margin. This additional revenue will be offset, at least in part, by increased marketing, general and administrative expenses that we will incur as we use our own sales force to sell our products directly to customers. For a period of time immediately after the transition, we will need continued support from AMD for incremental administrative services related to the newly acquired sales force. In addition, because we will not immediately have direct contracts with customers, AMD will provide logistical support services in connection with the sale of our products. We will reimburse AMD for costs incurred in conducting these activities, including accepting orders, freight and shipping. Once we have entered into direct agreements with customers not served solely by Fujitsu, we will sell to those customers directly.

We also reached an understanding with Fujitsu to reduce the distribution margin currently earned by Fujitsu on the sale of our products.

We expect that in connection with this offering, AMD and Fujitsu will also sell or contribute certain additional intellectual property to us. We expect to pay AMD and Fujitsu a reduced royalty rate for the use of their intellectual property. However, these savings could be more than offset by the fact that once we are no longer a beneficiary under AMD’s intellectual property licenses and cross licenses, we will have to negotiate and enter into our own licenses and cross licenses with third parties. We expect that we may have to pay royalties under some of these new licenses and cross licenses. We do not have enough information at this time to be able to quantify the impact of this transition on our results of operations or financial condition. See “Risk Factors—Risks Related to Our Business and Industry—We will lose rights to key intellectual property arrangements once we are no longer a beneficiary of AMD’s patent cross-license agreements and other licenses, which creates a greatly increased risk of patent or other intellectual property infringement claims against us.”

We expect that the impact of these changes on our results of operations would include the following:

•	net sales would be positively affected because we would be able to capture all of the distribution margin formerly earned by AMD on sales of our products, and we would be able to capture some of the distribution margin formerly earned by Fujitsu on sales of our products;

•	cost of sales would decrease by the amount of the reduction in royalties that we currently pay to AMD and Fujitsu pursuant to our licenses for their intellectual property, but such decrease would likely be offset, at least in part, by increased royalty payments for licenses and cross licenses with various third parties, and by the increased logistics and related costs formerly paid by AMD and Fujitsu; and

•	marketing, general and administrative costs would be increased by the addition of sales personnel and associated administrative costs required to support the sales function, but we expect that this would be partially offset by a decrease in marketing, general and administrative expenses as a result of our working with AMD and Fujitsu to reduce costs under our services agreements with AMD and Fujitsu.

For more information on the expected impact of the AMD sales force transfer, the reduction in distribution margin under the Fujitsu distribution agreement and the changes in royalty payments under the patent cross-license agreements, see “Unaudited Pro Forma Consolidated Financial Data” elsewhere in this prospectus.

Flash Memory Market

Flash memory is one of the largest semiconductor markets. According to iSuppli, it reached total worldwide sales of $16.0 billion in 2004, of which 58.4 percent was classified as sales of NOR-based Flash memory products and 41.6 percent was classified as sales of NAND-based Flash memory products. The Flash memory market is characterized by intense competition. The principal bases of competition in the Flash market are cost, selling price, performance, quality and customer relationships. To compete successfully, a supplier of Flash memory must continuously invest in manufacturing capacity and process technologies while keeping unit manufacturing costs as low as possible. Economies of scale dictate that fabs must be large to achieve competitive manufacturing costs.

Our business operations and financial results are impacted by a number of factors, including the cyclicality of the Flash memory market caused by wide fluctuations in product supply and demand, constant and rapid technological change, continuous new product introduction and price erosion. The expenses associated with our fabs are primarily fixed. Variations in capacity utilization of our fabs therefore significantly impact our gross margins. Rapid technological change and variations in product supply and demand make capacity planning and fab utilization difficult to predict accurately.

We believe our critical success factors include our ability to:

•	introduce successfully our next generation products to market in a timely manner, including a product based on our second-generation MirrorBit technology that we were delayed in qualifying and introducing during the second half of fiscal 2004 and the first quarter of 2005;

•	achieve efficient and timely volume production of our next generation products;

•	increase market acceptance of our products based on our MirrorBit technology;

•	accelerate our product development cycle;

•	penetrate further the embedded category of the Flash memory market by expanding the number of customers who buy through AMD’s and Fujitsu’s distributors as well as the number of customers in emerging markets;

•	develop successfully and transition to the latest manufacturing process technologies, including 90-nanometer process technology in the second half of fiscal 2005;

•	control or reduce further our operating expenses, particularly our marketing, general and administrative costs; and

•	expand our market share in emerging global markets, including Korea, China, Latin America, India and Eastern Europe.

Fiscal 2002, 2003 and 2004

Fiscal 2002 was a twelve-month period beginning April 1, 2002 and ending March 31, 2003, consisting of 52 weeks. In connection with our reorganization, we adopted a fiscal year ending on the last Sunday of December. Fiscal 2003 was therefore a transition year beginning April 1, 2003 and ending December 28, 2003, during which we operated as FASL for the first three months and then operated as Spansion for the final six months. Fiscal 2003 consisted of approximately 39 weeks. Fiscal 2004 began on December 29, 2003 and ended on December 26, 2004, consisting of 52 weeks.

Financial Operations Overview

The following describes certain line items in our consolidated statements of operations.

Revenue Recognition

We generally recognize revenue when AMD and Fujitsu have sold our products to their OEM customers and title and risk of loss for the products have transferred to the OEM. However, shipment terms for certain OEM customers are FOB destination, for which we do not recognize revenue and the related cost of sales until the products are delivered to the customers’ facilities. Estimates of product returns and sales allowances based on actual historical experience are recorded at the time revenue is recognized and recognized revenue is reduced accordingly.

AMD also sells our products to its distributors under terms allowing these distributors certain rights of return, stock rotation and price protection privileges on unsold merchandise held by them. We extend the same rights on these Flash memory product sales to AMD. Accordingly, we defer the gross margin resulting from the deferral of both revenue and related product costs from such sales to AMD until the merchandise is resold by AMD’s distributors.

Fujitsu also sells our products to its distributors. However, Fujitsu does not currently offer product return, stock rotation and price protection rights to its distributor customers, nor do we offer these rights to Fujitsu. Therefore, we recognize revenue for sale of products sold to Fujitsu when Fujitsu sells our products to its distributors.

Net Sales to Members

Prior to June 30, 2003, we generated net sales by selling Flash memory wafers to AMD and Fujitsu on a cost plus a pre-determined margin (cost plus) basis. Since June 30, 2003, we have generated net sales by selling finished Flash memory devices to AMD and Fujitsu, who in turn have sold them to customers worldwide (end sales). Our prices to AMD and Fujitsu are based on AMD’s and Fujitsu’s sales prices to their customers, less an agreed-upon distribution margin. As a result, following June 30, 2003, our results of operations have included significantly increased net sales due to our sale of finished Flash memory products as compared to Flash memory wafers.

The main factors that affect revenue are unit volumes, fluctuations in average selling prices, or ASPs, and the mix of products sold. Higher density products generally command higher prices than lower density products. However, the selling price for products at a given density tends to decline over time.

Cost of Sales

Cost of sales primarily consists of the cost of finished goods. Principal factors impacting cost of sales include the number of units sold and the mix of products sold with respect to density, the manufacturing process technology employed, the cost of third-party commercial die, if any, incorporated in the product and package costs. Cost of sales is also impacted by the level of capacity utilization at our manufacturing fabs, as capacity costs are largely fixed and cannot be quickly reduced in proportion to reduced demand and reduced revenues.

Prior to our reorganization in June 2003, we manufactured and sold Flash memory wafers to AMD and Fujitsu. Our cost of sales during that time was primarily the cost of wafer production.

After our reorganization, the cost of finished goods has included the cost of manufacturing and sorting integrated circuits, or “die,” the cost of assembling, testing, marking and packing the die, and the cost of purchasing third-party commercial die, which we incorporate into our MCPs.

We produce die on wafers in our fabs. The cost of manufacturing and sorting die is a function of the cost of producing wafers and the number of die on each wafer. Costs of wafer production are largely fixed and primarily include depreciation, labor and benefits, direct and indirect materials, maintenance and building costs, such as utilities and occupancy costs. The number of die on each wafer is a function of wafer size, Flash memory storage capacity incorporated into the product and manufacturing process technology. For a given manufacturing process technology, the higher the storage capacity of the product the fewer die per wafer. Each new manufacturing process technology permits more die on each wafer at a given storage capacity level. Therefore, the cost of die tends to be higher for products with greater storage capacity but lower for products manufactured on more advanced manufacturing process technologies.

Assembly costs primarily include labor and benefits, depreciation, maintenance and building costs, such as utilities. Test, mark and pack costs primarily include depreciation of testers and handling equipment, labor and benefits and maintenance and building costs such as utilities. Test costs increase as the storage capacity of the product increases.

Cost of sales also includes a royalty for licensed intellectual property paid to AMD and Fujitsu, the cost of factory maintenance and repair, the cost of product engineering and product distribution costs, such as freight and duty.

As an increasing portion of our business migrates to MCPs, cost of finished goods will increasingly include the cost of combining SRAM, pseudo SRAM or other third-party commercial die that we purchase from Fujitsu and other, unrelated manufacturers and package together with our Flash memory devices. This may adversely affect gross margin percentage due to higher cost of sales associated with our purchase of third-party commercial die that we incorporate into these MCPs. In addition, after this offering, cost of sales is also expected to include any royalties to be paid under future licenses or cross-licenses with various third parties.

Research and Development

Prior to our reorganization in June 2003, all research and development activities were conducted by AMD and Fujitsu. Since our reorganization, we have conducted the majority of our research and development activities. Research and development expense includes the cost of process research and development for new manufacturing and packaging processes and the cost of product research and development of new Flash memory products. Costs of process research and development include depreciation, labor and benefits, direct and indirect materials, maintenance and building costs such as utilities, and other costs. Costs of product research and development include labor and benefits expenses of design engineers along with related occupancy costs, the cost of computers, software design tools and mask sets, and the cost of manufacturing, assembling and testing product development wafers in our fabs. In some cases, AMD and Fujitsu provide research and development services to us on a contract basis, such as in the area of packaging technology, which costs are included in research and development expense.

Marketing, General and Administrative

Prior to our reorganization in June 2003, we conducted no marketing activities and maintained a small general and administrative function sufficient to support operation of our fabs. After our reorganization, we added our own marketing functions and certain administrative functions, although we continue to rely on AMD and Fujitsu to provide various administrative services under our services agreements with them. Marketing, general and administrative expenses consist primarily of general administrative functions, such as information technology, human resources, finance, marketing, planning and fees paid under our service agreements with AMD and Fujitsu. We expect that our marketing, general and administrative expenses will increase as we incorporate the sales force contributed by AMD. Following the consummation of this offering, we also expect to incur additional expenses in connection with being a public company independent from AMD and Fujitsu.

Operating Income (Loss)

Operating income (loss) consists of net sales less the sum of (i) costs of sales, (ii) research and development costs and (iii) marketing, general and administrative costs.

Interest and Other Income (Expense), Net

Interest and other income (expense), net consists of interest earned on our cash and investments, offset by other items, such as losses from disposal of tools and equipment.

Interest Expense

Interest expense is associated with our borrowings under credit agreements with financial institutions and borrowings from AMD and Fujitsu.

Provision for Income Taxes

Prior to our reorganization as Spansion LLC in June 2003, we operated as Fujitsu AMD Semiconductor Limited, a Japanese corporation, and were subject to Japanese tax. Following our reorganization, and prior to the consummation of this offering, we operated as a Delaware limited liability company that elected to be treated as a partnership for U.S. federal tax reporting and therefore have not been a taxable entity in the United States. Our foreign subsidiaries are primarily wholly owned and are taxable as corporations in their respective foreign countries.

In connection with this offering, we will be converted into a Delaware corporation, Spansion Inc. As a result of this conversion, there will be a one-time adjustment to our consolidated balance sheet in order to record deferred taxes. Because we are currently a Delaware limited liability company and are treated as a partnership, U.S. deferred taxes are the responsibility of AMD and Fujitsu. We currently estimate that we will record a charge of approximately $20-25 million to establish net deferred tax liabilities on our consolidated balance sheet during the quarter in which we are converted into a corporation, which would correspondingly reduce net income in that quarter.

Results of Operations

Year to Year Comparisons

The following is a summary of our net sales for fiscal 2002, fiscal 2003 and fiscal 2004.

	Fiscal 2002(1) (Twelve months ended Mar. 31, 2003)	Fiscal 2003(1) (Nine months ended Dec. 28, 2003)	Fiscal 2004(1) (Twelve months ended Dec. 26, 2004)
	(in thousands)
Total net sales	$961,950	$1,193,212	$2,262,227

(1)	Net sales for fiscal 2002 and the first three months of fiscal 2003 consisted of sales of Flash memory wafers to AMD and Fujitsu at transfer prices on a cost-plus basis. Net sales for the last six months of fiscal 2003 and net sales for fiscal 2004 consisted of sales of finished Flash memory devices to AMD and Fujitsu at prices based on AMD’s and Fujitsu’s sales prices to their customers, less an agreed-upon distribution margin.

Net Sales Comparison for Fiscal 2004 and Fiscal 2003

Total net sales of $2,262 million in fiscal 2004 increased 90 percent compared to net sales of $1,193 million in fiscal 2003. The increase in total net sales was due to a combination of factors: there were 12 months of operations in fiscal 2004 compared to nine months of operations in fiscal 2003; all sales in fiscal 2004 consisted of finished Flash memory products based on AMD’s and Fujitsu’s sales prices to their customers, less an agreed-upon distribution margin, while sales during the first three months in fiscal 2003 were of Flash memory wafers to AMD and Fujitsu at transfer prices set on a cost plus basis; and there was stronger market demand in fiscal 2004 than in fiscal 2003, particularly in the wireless category of the Flash memory market.

In the second half of fiscal 2004, however, net sales were adversely impacted by aggressive pricing by competitors, particularly in the embedded category of the Flash memory market, where our competitors began to aggressively pursue increased market share, and aggregate Flash memory product supply exceeded demand. In particular, decreased demand from the wireless handset market in Asia, in part due to excess inventory accumulation by wireless handset OEMs in China during the first half of fiscal 2004, contributed to a decline in net sales during the third quarter. In addition, a downturn in the overall Flash memory market, lower than expected sales in the wireless handset market and delays in qualifying a product based on our second-generation MirrorBit technology also contributed to a decline in net sales in the fourth quarter of fiscal 2004. Another reason our net sales declined in the second half of fiscal 2004 compared with the first half of fiscal 2004 is that we were not able to meet demand for certain of our lower density products for the embedded category of the Flash memory market in the first half of fiscal 2004, which we believe adversely impacted our relationship with customers who did not receive allocations of these embedded products and our competitors were able to take advantage of this situation to increase their market share in the second half of fiscal 2004. Quantification of the breakdown in the increase in net sales from fiscal 2003 to fiscal 2004 is not practical due to our reorganization in June 2003.

Net Sales Comparison for Fiscal 2003 and Fiscal 2002

Total net sales of $1,193 million in fiscal 2003 increased 24 percent compared to net sales of $962 million in fiscal 2002. During the last six months of fiscal 2003 we sold finished Flash memory products to AMD and Fujitsu based on AMD’s and Fujitsu’s sales prices to their customers, less an agreed-upon distribution margin, while for the first three months of fiscal 2003 and all of fiscal 2002 we sold only Flash memory wafers to AMD and Fujitsu at transfer prices set on a cost plus basis. The increase in net sales was partially offset by the fact that there were only nine months in fiscal 2003 compared to twelve months in fiscal 2002. Quantification of the breakdown in the increase in net sales from fiscal 2002 to fiscal 2003 is not practical due to our reorganization in June 2003.

Comparison of Gross Margin, Expenses, Interest and Other Income (Expense), Net, Interest Expense and Income Tax Provision (Benefit)

The following is a summary of gross margin, expenses, interest and other income (expense), net, interest expense and income tax provision (benefit) for fiscal 2002, 2003 and 2004:

	Fiscal 2002(1) (Twelve months ended Mar. 31, 2003)	Fiscal 2003(1) (Nine months ended Dec. 28, 2003)	Fiscal 2004 (Twelve months ended Dec. 26, 2004)
	(in thousands, except for percentages)
Net sales	$961,950	$1,193,212	$2,262,227
Cost of sales	920,536	1,086,048	1,841,309
Gross margin	4%	9%	19%
Research and development	$—	$146,947	$280,954
Marketing, general and administrative	4,811	74,200	137,159
Operating income	36,603	(113,983)	2,805
Interest and other income (expense), net	(1,590)	1,353	3,645
Interest expense	(1,867)	(20,733)	(40,165)
Income tax provision (benefit)	12,169	(4,420)	(14,013)

(1)	Cost of sales for fiscal 2002 and the first three months of fiscal 2003 were for sales of Flash memory wafers to AMD and Fujitsu at transfer prices on a cost-plus basis. Cost of sales for the last six months of fiscal 2003 and costs of sales for fiscal 2004 were for sales of finished Flash memory devices to AMD and Fujitsu at prices based on AMD’s and Fujitsu’s sales prices to their customers, less an agreed-upon distribution margin.

Gross margin increased to 19 percent in fiscal 2004 compared to nine percent in fiscal 2003. The increase in gross margin was primarily due to an increase in net sales of 90 percent, relative to an increase in cost of sales of only 70 percent. Net sales and cost of sales were affected by the fact that in fiscal 2004 and the last six months of fiscal 2003, we sold finished Flash memory products as opposed to Flash memory wafers, which we sold during the first three months of fiscal 2003. In addition, since our reorganization, we reduced unit costs as a result of our transition to more advanced manufacturing process technologies, including our transition to 110-nanometer process technology at Fab 25 and JV3 and through improved fab utilization. We also increased the percentage of our net sales represented by our MirrorBit-based products, further contributing to lower manufacturing costs because for a given density products based on MirrorBit technology are less expensive to manufacture than products based on floating gate technology. Further quantification of the improvement in gross margin percentage is not practical due to our reorganization in June 2003. Amounts paid to AMD and Fujitsu represented in the aggregate 19 percent of cost of sales in fiscal 2004 compared to 30 percent in fiscal 2003.

Gross margin increased to nine percent in fiscal 2003 compared to four percent in fiscal 2002. This increase was primarily due to an increase in net sales of 24 percent partially offset by an 18 percent increase in cost of sales and the fact that finished Flash memory devices generally commanded higher profit margins as compared to Flash memory wafers. Cost of sales increased in fiscal 2003 compared to fiscal 2002 primarily because during the last six months of fiscal 2003 we sold finished Flash memory devices as opposed to Flash memory wafers.

Research and development expenses of $281 million in fiscal 2004 increased 91 percent compared to $147 million in fiscal 2003. We had no research and development expense in fiscal 2002 because prior to our reorganization, AMD and Fujitsu conducted all research and development activities. As part of our reorganization, AMD contributed to us the SDC, a development fab dedicated to research and development of Flash memory manufacturing processes, and engineering teams dedicated to research and development for new Flash memory devices. With these resources, we conducted significant research and development for the last six months of fiscal 2003 and for all of fiscal 2004. We paid AMD $27.6 million in fiscal 2004 and $13.9 million in fiscal 2003 for research and development activities. We paid Fujitsu $26.7 million in fiscal 2004 and $20.4 million in fiscal 2003 for research and development activities. Amounts paid to AMD and Fujitsu represented in the aggregate 19 percent of our total research and development expenses in fiscal 2004 compared to 23 percent in fiscal 2003.

Marketing, general and administrative expenses of $137 million in fiscal 2004 increased 85 percent compared to $74 million in fiscal 2003. The increase was primarily due to the impact of our reorganization in June 2003, which included the addition of significant additional personnel and marketing and administrative activities, which were previously handled by AMD and Fujitsu, as well as the fact that fiscal 2004 included 12 months and fiscal 2003 only included nine months. In addition, in connection with our reorganization we entered into various service agreements with AMD and Fujitsu pursuant to which we purchase a wide range of administrative, financial, information technology and other services. Charges under these agreements are primarily based on a cost plus five percent basis and comprise a significant component of our general and administrative expenses. We paid AMD $58.2 million in fiscal 2004 and $39.2 million in fiscal 2003 for marketing, general and administrative activities. We paid Fujitsu $15.2 million in fiscal 2004 and $6.0 million in fiscal 2003 for marketing, general and administrative activities. Amounts paid to AMD and Fujitsu represented in the aggregate 53 percent of our total marketing, general and administrative expenses in fiscal 2004 compared to 61 percent in fiscal 2003.

Marketing, general and administrative expenses were $74 million in fiscal 2003 compared to $4.8 million in fiscal 2002, reflecting the impact of our reorganization in June 2003, which included the addition of significant additional personnel and marketing and administrative activities previously handled by AMD and Fujitsu. Prior to our reorganization in June 2003, we had no marketing function and a very small administrative function.

Interest and other income (expense), net, of approximately $3.6 million in fiscal 2004 increased 157 percent from $1.4 million in fiscal 2003. The increase was primarily due to fiscal 2004 consisting of twelve months as compared to fiscal 2003 consisting of nine months and higher average cash balances in fiscal 2004.

Interest and other income (expense), net, was approximately $1.4 million in fiscal 2003 compared to an expense of approximately $1.6 million in fiscal 2002. The expense in fiscal 2002 was comprised of losses on the disposal of certain tools and equipment. The income in fiscal 2003 was the result of higher cash balances.

Interest expense of $40 million in fiscal 2004 increased 90 percent compared to $21 million in fiscal 2003. The increase was due primarily to the fact that fiscal 2004 was comprised of 12 months while fiscal 2003 was comprised of nine months and during the first three months of fiscal 2003, prior to our reorganization in June 2003, we had fewer borrowing arrangements.

Interest expense of $21 million in fiscal 2003 increased from $1.9 million in fiscal 2002. The increase was due primarily to new borrowing arrangements with financial institutions and with AMD and Fujitsu following our reorganization in June 2003. The increase in interest expense was partially offset by the fact that fiscal 2003 consisted of nine months whereas fiscal 2002 consisted of 12 months.

We recorded an income tax benefit of $14 million in fiscal 2004, an income tax benefit of $4.4 million in fiscal 2003 and an income tax provision of $12.2 million in fiscal 2002. The fiscal 2004 and fiscal 2003 income tax benefits were primarily the result of pre-tax operating losses in foreign jurisdictions. The fiscal 2002 income tax provision was due to pre-tax operating profits of FASL in Japan.

The benefit for income taxes recorded for fiscal 2004 and fiscal 2003 differs from the benefit for income taxes that would be derived by applying a U.S. statutory 35 percent rate to loss before income taxes primarily due to the fact that AMD and Fujitsu were responsible for U.S. taxes and losses were incurred and tax effected in foreign jurisdictions with different tax rates.

Prior to our reorganization, we operated only in Japan and the fiscal 2002 tax rate reflects the Japanese statutory tax rate.

Other Items

We sell our products to AMD and Fujitsu, who then sell them to customers worldwide. The following table summarizes net sales by geographic areas for the periods presented:

	Fiscal 2002(1) (Twelve months ended Mar. 31, 2003)	Fiscal 2003(1) (Nine months ended Dec. 28, 2003)	Fiscal 2004 (Twelve months ended Dec. 26, 2004)
	(in thousands)
Geographical sales to AMD and Fujitsu:
United States (net sales to AMD)	$538,623	$650,097	$1,211,033
Japan (net sales to Fujitsu)	423,327	543,115	1,051,194

Total	$961,950	$1,193,212	$2,262,227

(1)	Net sales for fiscal 2002 and the first three months of fiscal 2003 consisted of sales of Flash memory wafers to AMD and Fujitsu at transfer prices on a cost-plus basis. Net sales for the last six months of fiscal 2003 and net sales for fiscal 2004 consisted of sales of finished Flash memory devices to AMD and Fujitsu at prices based on AMD’s and Fujitsu’s sales prices to their customers, less an agreed-upon distribution margin.

Net sales to Fujitsu, which were denominated in yen, as a percentage of net sales were approximately 46 percent in fiscal 2004 and fiscal 2003 and approximately 44 percent in fiscal 2002. The impact on our operating results from changes in foreign currency exchange rates has not been material, principally because our expenses denominated in yen are generally comparable to our sales denominated in yen.

Quarterly Comparison

The following table sets forth our statements of operations data for the six fiscal quarters immediately following our reorganization in June 2003. This unaudited quarterly information has been prepared on the same basis as our audited consolidated financial statements and, in the opinion of management, includes all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of this data. This information should be read together with the consolidated financial statements and related notes included elsewhere in this prospectus.

	Quarter Ended
	Sept. 28, 2003	Dec. 28, 2003	Mar. 28, 2004	Jun. 27, 2004	Sept. 26, 2004	Dec. 26, 2004
	(in thousands)
Net sales to members	$395,161	$540,050	$606,331	$650,687	$518,233	$486,976
Cost of sales	336,128	460,235	502,740	517,459	406,153	414,957

Gross profit	59,033	79,815	103,591	133,228	112,080	72,019
Other expenses:
Research and development	70,534	76,413	67,181	70,043	71,975	71,755
Marketing, general and administrative	39,421	33,298	34,872	32,013	33,731	36,543

Operating income (loss)	(50,922)	(29,896)	1,538	31,172	6,374	(36,279)
Interest and other income, net	616	538	738	1,181	751	975
Interest expense	(9,941)	(10,582)	(9,797)	(10,179)	(9,996)	(10,193)

Income (loss) before income taxes	(60,247)	(39,940)	(7,521)	22,174	(2,871)	(45,497)
Provision (benefit) for income taxes	4,872	4,543	(1,290)	(2,100)	(983)	(9,640)

Net income (loss)	$(65,119)	$(44,483)	$(6,231)	$24,274	$(1,888)	$(35,857)

The following table sets forth our historical results, for the periods indicated, as a percentage of net sales.

	Quarter Ended
	Sept. 28, 2003	Dec. 28, 2003	Mar. 28, 2004	Jun. 27, 2004	Sept. 26, 2004	Dec. 26, 2004
Net sales to members	100%	100%	100%	100%	100%	100%
Cost of sales	85	85	83	80	78	85

Gross margin	15	15	17	20	22	15
Other expenses:
Research and development	18	14	11	10	14	15
Marketing, general and administrative	10	6	6	5	6	7

Operating income (loss)	(13)	(5)	0	5	2	(7)
Interest and other income, net	0	0	0	0	0	0
Interest expense	(2)	(2)	(1)	(1)	(2)	(2)

Income (loss) before income taxes	(15)	(7)	(1)	4	(0)	(9)
Provision (benefit) for income taxes	1	1	(0)	(0)	(0)	(2)

Net income (loss)	(16%)	(8%)	(1%)	4%	(0%)	(7%)

Net Sales to Members

Net sales to members grew steadily from the quarter ended September 28, 2003 through the quarter ended June 27, 2004. Average selling prices increased and unit shipments increased in each of these quarters except the quarter ended 28, 2004 when a slight decrease in unit shipments was more than offset by an increase in average selling prices. The increase in net sales was driven by demand in the wireless category, particularly in Asia. Sales declined significantly in the third and fourth quarters of fiscal 2004. Average selling prices also declined substantially in both of these quarters. Unit shipments declined in the third quarter and increased slightly in the fourth quarter but the increase was more than offset by the decline in average selling prices. In the second half of 2004, sales were adversely impacted by aggressive pricing by competitors, particularly in the embedded category of the Flash memory market, where our competitors began to aggressively pursue increased market share, and aggregate Flash memory product supply exceeded demand. In particular, decreased demand from the wireless handset market in Asia, in part due to excess inventory accumulation by wireless handset OEMs in China during the first half of fiscal 2004, contributed to a decline in net sales during the third quarter. In addition, a downturn in the overall Flash memory market, lower than expected sales in the wireless handset market and delays in qualifying a product based on our second-generation MirrorBit technology also contributed to a decline in net sales in the fourth quarter of fiscal 2004. Another reason our net sales declined in the second half of fiscal 2004 compared with the first half of fiscal 2004 is that we were not able to meet demand for certain of our lower density products for the embedded category of the Flash memory market in the first half of fiscal 2004, which we believe adversely impacted our relationship with customers who did not receive allocations of these embedded products, and our competitors were able to take advantage of this situation to increase their market share in the second half of fiscal 2004.

Gross Margin

Gross margin improved continuously from the end of fiscal 2003 through the third quarter of fiscal 2004. Factors contributing to this improvement included higher average selling prices due to the increasing mix of higher density products and reduced unit costs as a result of transitions to more advanced manufacturing process technologies and the fact that for a given storage capacity products based on our MirrorBit technology are less expensive to manufacture. Gross margin decreased in the fourth quarter of 2004 primarily due to a decrease in average selling prices for the reasons described in “—Net Sales to Members,” above.

Research and Development

Research and development spending was relatively stable over the six-quarter period.

Marketing, General and Administrative

Marketing, general and administrative expenses were relatively stable in terms of gross dollars over the six quarter period. Fluctuations in expenses were a result of timing of fees for legal and consulting services from AMD related to our reorganization, marketing-related expenses and consulting fees.

Interest and Other Income, net

Fluctuations in interest and other income, net were the result of changes in average daily cash balances available for investment throughout the six-quarter period.

Interest Expense

Interest expense remained relatively flat throughout the six quarter period.

Financial Condition

Our cash, cash equivalents and short-term investments at December 26, 2004 totaled $196 million. We are subject to restrictions on our distribution of cash due to provisions in third-party loan agreements described below.

Net Cash Provided by Operating Activities

Net cash provided by operating activities was $463 million in fiscal 2004. Adjustments for non-cash charges, consisting primarily of $534 million of depreciation and amortization, contributed to the positive cash flow from operations. The net changes in operating assets in fiscal 2004 as compared to fiscal 2003 included an increase in net inventory of $18 million. The increased inventory primarily represented products based on 110-nanometer MirrorBit and floating gate technology. Inventory increased in anticipation of increased demand for our Flash memory products based on 110-nanometer technology.

Net cash provided by operating activities in fiscal 2003 was $134 million. Adjustments for non-cash charges, consisting primarily of $316 million of depreciation and amortization, contributed to the positive cash flow from operations. Changes in operating assets and liabilities in fiscal 2003 as compared to fiscal 2002 were primarily attributable to an increase in accounts receivable due to a 24 percent increase in net sales.

Net cash provided by operating activities in fiscal 2002 was $356 million. Net income of $21 million and the adjustments for non-cash charges, consisting primarily of $279 million of depreciation and amortization, contributed to the positive cash flow from operations.

Net Cash Used in Investing Activities

Net cash used in investing activities was $552 million in fiscal 2004, primarily as a result of $530 million used to purchase property, plant and equipment, and a net cash outflow of $58 million from the maturity and purchases of available-for-sale securities, offset by $36 million in proceeds from sale of property, plant and equipment.

Net cash used in investing activities was $187 million in fiscal 2003, primarily as a result of $215 million used to purchase property, plant and equipment, offset in part by $31.1 million in proceeds from sale of property, plant and equipment.

Net cash used in investing activities was $190 million in fiscal 2002 for the purchase of property, plant and equipment.

Net Cash Provided by (Used in) Financing Activities

Net cash used in financing activities was $126 million in fiscal 2004. This amount included $44 million of proceeds received from equipment sale-leaseback transactions and $50 million of proceeds from borrowings, net of issuance costs. These amounts were more than offset by $219 million in payments on debt and capital lease obligations, including approximately $37 million in payments to AMD.

Net cash provided by financing activities was $373 million in fiscal 2003 primarily due to $307 million in cash contributions from AMD and Fujitsu upon our reorganization, $238 million of proceeds from sale-leaseback transactions and $325 million of proceeds from borrowings, net of issuance costs. These amounts were partially offset by $497 million in payments on debt and capital lease obligations, including approximately $109 million in payments to AMD.

Net cash used in financing activities was $166 million in fiscal 2002, primarily due to $162 million in payments on debt obligations to Fujitsu.

Contractual Cash Obligations

The following table summarizes our principal contractual cash obligations for each of the next five years. The table is supplemented by the discussion following the table.

	Total	2005	2006	2007	2008	2009	2010 and Beyond
	(in thousands)
July 2003 Spansion Term Loan	$44,599	$27,500	$17,099	$—	$—	$—	$—
Spansion Japan Term Loan	127,389	46,323	46,323	34,743	—	—	—
Fujitsu Cash Note	40,000	10,000	30,000	—	—	—	—
AMD Cash Note	120,000	30,000	90,000	—	—	—	—
AMD Asset Note	165,619	41,405	124,214	—	—	—	—
Spansion Penang Asset Note	6,325	1,518	1,518	1,518	1,518	253	—
Spansion China Line of Credit	15,000	15,000	—	—	—	—	—
Spansion Penang Loan	38,466	19,235	19,231	—	—	—	—
Spansion China Loan	32,499	32,499	—	—	—	—	—
Capital lease obligations	183,700	96,496	82,661	4,543	—	—	—
Operating leases	49,261	23,745	16,909	6,555	2,052	—	—
Unconditional purchase commitments	8,989	5,956	1,457	774	442	360	—

Total principal contractual cash obligations	$831,847	$349,677	$429,412	$48,133	$4,012	$613	$—

Spansion Japan Revolving Loan Agreement

On March 25, 2005, Spansion Japan amended its existing revolving facility credit agreement with certain Japanese financial institutions and renewed it for an additional one-year period. The amended and extended revolving facility credit agreement, which is comprised of two tranches, provides for an aggregate loan amount of up to 15 billion yen (approximately $141 million as of March 25, 2005). Tranche A provides for an aggregate amount of up to six billion yen (approximately $56 million as of March 25, 2005) and tranche B provides for an aggregate amount of up to nine billion yen (approximately $85 million as of March 25, 2005). Spansion Japan can draw under the facility until March 24, 2006. However, as described in more detail below, the total amount that Spansion Japan can draw is limited based on the value of Spansion Japan’s accounts receivable from Fujitsu, which are pledged as security to the lenders. As of March 27, 2005, there were no borrowings outstanding under this facility.

Amounts borrowed under tranche A bear interest at a rate equal to the Tokyo Interbank Offered Rate, or TIBOR, plus 0.55 percent. Amounts borrowed under tranche B bear interest at a rate of TIBOR plus 1.2 percent. Spansion Japan must first fully draw under tranche A prior to drawing amounts under tranche B. Borrowings must be used for working capital purposes and must be repaid no later than April 24, 2006. As of March 25, 2005, TIBOR was 0.09 percent.

Pursuant to the terms of the revolving facility credit agreement, Spansion Japan is not permitted to make distributions, including declaring any dividends other than those to be declared after the end of each fiscal quarter and is required to comply with the following financial covenants under accounting principles generally accepted in Japan:

•	ensure that assets exceed liabilities as of the end of each fiscal year and each six-month (mid-year) period;

•	maintain an adjusted tangible net worth (as defined in the agreement) at an amount not less than 60 billion yen (approximately $564 million as of March 25, 2005) as of the last day of each fiscal quarter;

•	maintain total net income plus depreciation of 21.125 billion yen (approximately $199 million as of March 25, 2005) as of the last day of fiscal year 2005; and

•	ensure that as of each of the last day of the third and fourth quarter of fiscal 2005, the ratio of (a) net income plus depreciation to (b) the sum of interest expenses plus the amount of scheduled debt repayments plus maintenance capital expenditures for its facilities located in Aizu-Wakamatsu, Japan, for such period, is not less than 120 percent.

In addition, Spansion Japan cannot, without the consent of the majority lenders (as defined in the agreement), enter into any consolidation or merger, or transfer, lease or otherwise dispose of all or substantially all of its assets or business, or remove any equipment from its Aizu-Wakamatsu facilities or transfer or otherwise dispose of these facilities, in a manner that may substantially affect Spansion Japan’s ability to make repayments under this agreement. Spansion Japan cannot obtain any loans from a third party or provide a guarantee or any loans to a third party that may substantially affect Spansion Japan’s ability to make repayments under this agreement.

As of March 27, 2005, Spansion Japan was in compliance with these financial covenants.

In addition, if Spansion Japan’s minimum cash balance is less than one billion yen (approximately $9.4 million as of March 25, 2005), Spansion Japan is prohibited from:

•	subject to ordinary course of business and certain other exceptions, entering into any merger, reorganization or consolidation, or transferring, leasing or otherwise disposing of all or any part of its assets, or entering into any agreement concerning such transactions;

•	making certain distributions, including declaring any dividends other than those to be declared after the end of each fiscal quarter, and redeeming, repurchasing, retiring or otherwise acquiring its capital stock or any option for such capital stock; or

•	changing its capital structure (including capital reduction) in a way that may substantially affect Spansion Japan’s ability to meet its obligations under the agreement.

Because during the term of this agreement Spansion Japan has maintained a cash balance that has been greater than one billion yen, these covenants have not been applicable.

As security for amounts outstanding under the revolving facility, Spansion Japan pledged its accounts receivable from Fujitsu. The accounts receivable are held in trust pursuant to the terms of a trust agreement. Under the trust agreement, Spansion Japan is required to maintain the value of its accounts receivable at specified thresholds (as defined by the trust agreement), based upon the amounts outstanding under tranche A and tranche B. In addition, the trustee collects payments from Fujitsu into a separate trust account and releases these amounts to Spansion Japan, subject to the calculated thresholds, upon instruction from the agent for the lenders. At any time when the accounts receivable balance in the trust account is less than the required thresholds, Spansion Japan is required to do one of the following to cure the shortfall:

•	provide additional cash to the trust; or

•	repay a specified portion of the outstanding loans.

Amounts outstanding under the revolving credit facility may be accelerated and become due and payable on demand upon the occurrence of specified events with respect to Spansion Japan, including: filings or proceedings in bankruptcy, failure to pay any obligations under the revolving credit facility that have become due, failure to pay other third-party indebtedness where such debt exceeds 200 million yen (approximately $1.9 million as of March 25, 2005), or if the value of the accounts receivable from Fujitsu held in trust is below the required thresholds and such shortfall is not remedied within three business days. In addition, amounts outstanding under the revolving credit facility may become automatically due and payable upon the occurrence of specified events with respect to Fujitsu including: suspension of any payment by Fujitsu, filings or proceedings in bankruptcy or corporate reorganization, failure of any check or note issued by Fujitsu to clear for payment, default by Fujitsu with respect to payments to Spansion Japan or other obligations under the distribution agreement with us, and default by Fujitsu with respect to other third-party indebtedness where such debt exceeds 1.0 billion yen (approximately $9.4 million as of March 25, 2005).

Because borrowings and repayments under the Spansion Japan revolving loan agreement are denominated in yen, the U.S. dollar amounts stated above are subject to change based on applicable exchange rates. We used the exchange rate as of March 25, 2005 of 106.30 yen to one U.S. dollar to translate the amounts denominated in yen into U.S. dollars.

July 2003 Spansion Term Loan

Under our July 2003 Spansion Term Loan, as amended, amounts borrowed bear interest at a variable rate of LIBOR plus four percent, which was 5.98 percent at December 26, 2004. Repayment occurs in consecutive, quarterly principal and interest installments ending in June 2006. As of December 26, 2004, approximately $44.6 million was outstanding under the July 2003 Spansion Term Loan, of which 60 percent was guaranteed by AMD and 40 percent was guaranteed by Fujitsu. We granted a security interest in certain property, plant and equipment to secure our obligations under the July 2003 Spansion Term Loan. The net book value of the property, plant and equipment in which we granted a security interest was $40.2 million as of December 26, 2004.

Under the terms of the July 2003 Spansion Term Loan, we enter into an enhanced covenant period if either our net domestic cash balance (as defined in the July 2003 Spansion Term Loan) as of the last day of any fiscal quarter is below $60 million or if our net worldwide cash balance (as defined in the March 2004 amendment) as of the last day of any fiscal quarter is below $130 million.

During an enhanced covenant period, we are, among other things, restricted in our ability to pay cash dividends. In addition, during an enhanced covenant period, we are also required to comply with the following financial covenants:

•	refrain from entering into any merger transaction, reorganization or consolidation;

•	refrain from the transfer, sale, assignment, lease or disposition of our property except for sales of certain inventory and equipment in the ordinary course of business and the sale of certain assets that do not exceed certain threshold amounts;

•	maintain an adjusted tangible net worth (as defined in the July 2003 Spansion Term Loan) of not less than $850 million;

•	achieve EBITDA, defined as earnings before interest, tax, depreciation and amortization, according to the following schedule:

Period	Amount
(in thousands)
For each of the four quarters ending in fiscal 2005	$640,000
For each of the four quarters ending in fiscal 2006	800,000

•	maintain a fixed charge coverage ratio (as defined in the July 2003 Spansion Term Loan) according to the following schedule:

Period	Ratio
Fiscal 2005	1.00 to 1.00
Fiscal 2006	0.90 to 1.00

Amounts outstanding under the July 2003 Spansion Term Loan may be accelerated and become due and payable upon the occurrence of an event of default. An event of default would occur if we do not meet various obligations or if various events occur. These include, among other things, any failure to pay loan amounts when due, a breach of any representation or warranty made under the agreement, the filing of voluntary bankruptcy proceedings, the dissolution, winding-up or liquidation of our company, and the expropriation or condemnation of our property by any legal authority.

As of December 26, 2004, our net domestic cash balance as defined was $119 million and our net worldwide cash balance as defined was $196 million. Because to date we have not entered an enhanced covenant period, the preceding financial covenants have not been applicable.

Spansion Japan Term Loan

In September 2003, our third-party loans were refinanced from the proceeds of a term loan entered into between Spansion Japan and a Japanese financial institution. Under the agreement, the amounts borrowed bear an interest rate of TIBOR plus a spread that is determined by Fujitsu’s current debt rating and Spansion Japan’s non-consolidated net asset value as of the last day of its fiscal year. The interest rate was 0.98 percent as of December 26, 2004. Repayment occurs in equal, consecutive, quarterly principal installments ending in June 2007. As of December 26, 2004, approximately $127 million was outstanding under this term loan agreement. Fujitsu has guaranteed 100 percent of the amounts outstanding under this facility and AMD has agreed to reimburse Fujitsu for up to 60 percent of amount paid out by Fujitsu under this guaranty. In addition, Spansion Japan’s assets are pledged to Fujitsu as security for AMD’s reimbursement obligation. The net book value of the pledged assets as of December 26, 2004 was approximately $384.6 million. Under this loan agreement, Spansion Japan is prevented from making distributions or dividends to us in certain situations. In addition, Spansion Japan is required to comply with the following financial covenants under accounting principles generally accepted in Japan:

•	ensure that assets exceed liabilities as of the end of each fiscal year and each six-month period during such fiscal year;

•	maintain an adjusted tangible net worth (as defined in the loan agreement), as of the last day of each fiscal quarter, of not less than 60 billion yen (approximately $579 million as of December 26, 2004);

•	maintain total net income plus depreciation, as of the last day of each fiscal year, as follows:

Period	Amount
(in thousands)
Fiscal 2005	$204,000
Fiscal 2006	188,000

•	ensure that as of the last day of any fiscal quarter, the ratio of (a) net income plus depreciation to (b) the sum of (i) interest expense for such period plus (ii) scheduled amortization of debt for borrowed money (as defined in the loan agreement) for such period, including lease rentals plus (iii) maintenance capital expenditures for Spansion Japan’s manufacturing facilities located in Aizu-Wakamatsu, Japan, is not less than 120 percent.

In addition, Spansion Japan is subject to other covenants, including those that are applicable when Spansion Japan’s minimum cash balance is less than one billion yen and events of default that would cause all of the amounts outstanding under this agreement to become immediately due and payable that are substantially similar to the covenants and events of default in the Spansion Japan Revolving Loan Agreement.

As of December 26, 2004, Spansion Japan was in compliance with these financial covenants.

Because amounts under the Spansion Japan Term Loan are denominated in yen, the U.S. dollar amounts are subject to change based on applicable exchange rates. We used the exchange rate as of December 26, 2004 of 103.62 yen to one U.S. dollar to translate the amounts denominated in yen into U.S. dollars.

Fujitsu Cash Note

As part of our reorganization in June 2003, Fujitsu loaned us $40 million pursuant to the terms of an unsecured promissory note. Payments are comprised of four equal principal payments due on September 30, 2005, December 31, 2005, March 31, 2006 and June 30, 2006. The note bears interest at LIBOR plus four percent, to be paid quarterly. The interest rate cannot exceed seven percent. The interest rate adjusts each calendar quarter based on the LIBOR rate. All amounts outstanding under this note become due and payable upon the occurrence of a payment default. As of December 26, 2004, the interest rate was 5.98 percent and the remaining principal balance on this note was approximately $40 million. The proceeds from this note were used to fund our working capital needs.

AMD Notes and Loans

AMD Cash Note.    As part of our reorganization in June 2003, AMD loaned us $120 million pursuant to the terms of an unsecured note. Payments are comprised of four equal principal payments due on September 30, 2005, December 31, 2005, March 31, 2006 and June 30, 2006. The note bears interest at LIBOR plus four percent, to be paid quarterly. The interest rate cannot exceed seven percent. The interest rate adjusts each calendar quarter based on the LIBOR rate. As of December 26, 2004, the interest rate was 5.98 percent, and the remaining principal balance on this note was approximately $120 million. The proceeds from this note were used to fund our working capital needs.

AMD Asset Note.    As part of our reorganization in June 2003, we purchased certain assets from AMD pursuant to an unsecured promissory note. Payments are comprised of four equal principal payments due on September 30, 2005, December 31, 2005, March 31, 2006 and June 30, 2006. This note bears interest at a fixed rate of seven percent. Interest is payable on the last day of each calendar quarter during the term of the note. All amounts outstanding under this note become due and payable upon the occurrence of a payment default. As of December 26, 2004, the remaining principal balance on this note was approximately $166 million. On February 3, 2005, we prepaid an additional $3.75 million under this note.

Spansion China Loan

During the second quarter of 2004, Spansion China entered into two revolving loan agreements with a local financial institution. Under the terms of the revolving foreign exchange loan agreement, Spansion China can borrow in U.S. dollars up to an amount of $18 million to be secured by Spansion China’s land use right and buildings on the land. Under the terms of the revolving renminbi (RMB) loan agreement, Spansion China can borrow up to RMB 120 million (approximately $15 million as of December 26, 2004). The interest rate on the U.S. dollar-denominated loans is LIBOR plus one percent, ranging from 3.04 percent to 3.94 percent for fiscal 2004 and the interest rate on the RMB-denominated loans is fixed at 4.779 percent. The maximum term of each loan is 12 months from the date of each drawdown. As of December 26, 2004, the loans were fully drawn. This loan is secured by Spansion China’s assembly and test facility and its land use rights.

Capital Lease Obligations

As of December 26, 2004, we had aggregate outstanding capital lease obligations of approximately $184 million. Obligations under these lease agreements are collateralized by the assets leased and are payable through 2007. Leased assets consist principally of machinery and equipment. AMD and Fujitsu have guaranteed approximately $87 million and $47 million of our aggregate outstanding capital lease obligations as of December 26, 2004.

On July 16, 2003, Spansion Japan entered into a sale-leaseback transaction with a third-party financial institution for certain equipment in the amount of 12 billion yen (approximately $100 million on July 16, 2003) of cash proceeds. Upon execution of the agreements, the equipment had a net book value of approximately $168 million. We recognized an immediate loss of approximately $18 million on the transaction equal to the difference in the fair market value of the equipment and its net book value at the time of the transaction. We also recorded a deferred loss on the balance sheet of approximately $50 million, the difference between the remaining book value of the equipment after the immediate loss recognized and the proceeds from the sale lease-back transaction. This deferred loss is being amortized over the term of the lease in proportion to the amortization of the underlying leased assets. AMD and Fujitsu each guaranteed 50 percent of the outstanding obligations under the agreements. As of December 26, 2004, the outstanding obligation under the lease agreement was approximately $60 million.

On September 15, 2003, we entered into a sale-leaseback transaction with a third-party financial institution for certain equipment in the amount of approximately $79 million of cash proceeds. Upon execution of the agreements, the equipment had a net book value of approximately $78 million. This transaction did not result in a significant gain or loss. As of December 26, 2004, the outstanding obligation under the lease agreement was approximately $42 million.

On September 26, 2003, Spansion Japan entered into a sale-leaseback transaction with a third-party financial institution for certain equipment in the amount of approximately 7 billion yen (approximately $63 million on September 26, 2003) of cash proceeds. Upon execution of the agreements, the equipment had a net book value of approximately $64 million. This transaction did not result in a significant gain or loss. As of December 26, 2004, the outstanding obligation under the lease agreement was approximately $39 million.

Other Financial Matters

Spansion Japan Sale Lease-Back Transaction

In January 2005, Spansion Japan entered into a sale-leaseback transaction for certain semiconductor manufacturing equipment in the amount of approximately 8.2 billion yen (approximately $78 million based on the exchange rate as of January 7, 2005). This transaction did not result in a significant gain or loss. At the expiration of the lease term, Spansion Japan has the option to purchase the equipment at an agreed upon price, which we have determined to be a bargain purchase option. In addition, Spansion Japan can renew the lease if the lessor and Spansion Japan both agree upon the renewal terms not later than six months prior to the expiration of the lease term. During the term of the lease, Spansion Japan is required to comply with financial covenants that are substantially similar to the financial covenants in the Spansion Japan Term Loan. As of March 27, 2005, the outstanding lease obligation under this agreement was approximately $65.9 million (based on a foreign exchange rate of one U.S. dollar to 106.32 Japanese yen).

Short-Term and Long-Term Liquidity

Our primary future cash needs on a recurring basis will be working capital, capital expenditures and debt service. We anticipate that our capital investments in fiscal 2005 will be approximately $450 million.

Our ability to fund our cash needs will depend on our ability to generate cash in the future, which is subject to general economic, financial, competitive and other factors, such as those discussed in “Risk Factors,” many of which are beyond our control. Should we require additional funding, such as to satisfy our short-term and long-term debt obligations when due or to make additional capital investments, we may need to raise the required additional funds through bank borrowings or public or private sales of debt or equity services. We cannot assure you that such funding will be available in needed quantities or on terms favorable to us.

Concurrently with the consummation of this offering, we anticipate issuing $             million aggregate principal amount of notes and applying the net proceeds from the sale of the notes to repay a portion of our outstanding borrowings. We have not determined the terms upon which the notes will be issued, but the completion of sale of the notes will be a condition to the completion of this offering.

We believe that the net proceeds of this offering together with anticipated cash flows from operations and current cash balances, available external financing and the extension of our existing facilities, will be sufficient to fund working capital requirements, capital investments, debt service and operations and meet our needs over at least the next twelve months.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts in our consolidated financial statements. We evaluate our estimates on an on-going basis, including those related to our revenues, inventories, asset impairments and income taxes. We base our estimates on experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Our historical results have been materially consistent with management’s expectations. Actual results may differ from these estimates or our estimates may be affected by different assumptions or conditions.

We believe the following critical accounting policies are the most significant to the presentation of our financial statements and require the most difficult, subjective and complex judgments.

Revenue Reserves

We record a provision for estimated sales returns and allowances on product sales and a provision for estimated future price reductions in the same period that the related revenues are recorded. We base these estimates on actual historical sales returns, allowances, historical price reductions, market activity, and other known or anticipated trends and factors. These estimates are subject to management’s judgment, and actual provisions could be different from our estimates and current provisions, resulting in future adjustments to our revenues and operating results.

Inventory Valuation

At each balance sheet date, we evaluate our ending inventories for excess quantities and obsolescence. This evaluation includes analysis of sales levels by product and projections of future demand. These projections assist us in determining the carrying value of our inventory and are also used for near-term factory production planning. We do not value inventories on hand in excess of forecasted demand of six months. In addition, we write off inventories that we consider obsolete. We adjust remaining specific inventory balances to approximate the lower of our standard manufacturing cost or market value. Among other factors, management considers forecasted demand in relation to the inventory on hand, competitiveness of product offerings, market conditions and product life cycles when determining obsolescence and net realizable value. If we anticipate future demand or market conditions to be less favorable than our projections as forecasted, additional inventory write-downs may be required and would be reflected in cost of sales in the period the revision is made. This would have a negative impact on our gross margins in that period. If in any period we are able to sell inventories that were not valued or that had been written down in a previous period, related revenues would be recorded without any offsetting charge to cost of sales, resulting in a net benefit to our gross margin in that period.

Impairment of Long-Lived Assets

We consider no less frequently than quarterly whether indicators of impairment of long-lived assets are present. These indicators may include, but are not limited to, significant decreases in the market value of an asset and significant changes in the extent or manner in which an asset is used. If these or other indicators are present, we determine whether the estimated future undiscounted cash flows attributable to the assets in question are less than their carrying value. If less, we recognize an impairment loss based on the excess of the carrying amount of the assets over their respective fair values. Fair value is determined by discounted future cash flows, appraisals or other methods. We may incur impairment losses in future periods if factors influencing our estimates of the undiscounted cash flows change.

Income Taxes

Currently, we are a Delaware limited liability company that has elected to be treated as a partnership for U.S. federal tax reporting purposes, and therefore we are not a U.S. taxable entity. Our foreign subsidiaries are wholly owned and are taxable as corporations in their respective foreign countries of formation. In determining taxable income for financial statement reporting purposes, we must make certain estimates and judgments. These estimates and judgments are applied in the calculation of certain tax liabilities and in the determination of the recoverability of deferred tax assets, which arise from temporary differences between the recognition of assets and liabilities for tax and financial statement reporting purposes. We must assess the likelihood that we will be able to recover our deferred tax assets. Unless recovery of these deferred tax assets is considered more likely than not, we must increase our provision for taxes by recording a charge to income tax expense, in the form of a valuation allowance, for the deferred tax assets that we estimate will not ultimately be recoverable. We consider past performance, future expected taxable income and prudent and feasible tax planning strategies in determining the need for a valuation allowance. In addition, the calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax rules and the potential for future adjustment by the relevant tax jurisdiction. If our estimates of these taxes are greater or less than actual results, an additional tax benefit or charge will result.

Qualitative and Quantitative Disclosure About Market Risk

Interest Rate Risk

Our exposure to market risk for changes in interest rates relates primarily to our investment portfolio. In order to reduce this interest rate risk, we usually invest our cash in investments with short maturities. As of December 26, 2004, substantially all of our investments in our portfolio were short-term investments and consisted of short-term money market auction rate preferred stocks.

As of December 26, 2004, approximately half of the principal amounts outstanding under our unrelated third party debt obligations were fixed rate and long-term. With respect to our related party debt, approximately half was fixed rate and 70 percent was long-term as of such date. We continually monitor market conditions and enter into hedges when appropriate. We do not currently have any hedges of interest rate risk in place. We do not use derivative financial instruments for speculative or trading purposes.

Default Risk

We mitigate default risk by investing in only high credit quality securities and by constantly positioning our portfolio to respond appropriately to a significant reduction in a credit rating of any investment issuer or guarantor. The portfolio includes only marketable securities with active secondary or resale markets to ensure portfolio liquidity.

The following table presents the cost basis, fair value and related weighted-average interest rates by year of maturity for our investment portfolio and debt obligations as of December 26, 2004 and comparable fair values as of December 28, 2003:

	2005	2006	2007	2008		2009		Thereafter		Total	2004 Fair Value	2003 Fair Value
	(in thousands, except for percentages)
Investment Portfolio
Cash equivalents:
Fixed rate amounts	$29,958	$—	$—		$—		$—		$—	$29,958	$29,958	$—
Weighted-average rate	2.32%	—	—		—		—		—	2.32%	2.32%	—%
Variable rate amounts	$35,000	—	—		—		—		—	$35,000	$35,000	$148,757
Weighted-average rate	2.11%	—	—		—		—		—	2.11%	2.11%	—%
Short-term investments:
Variable rate amounts	$57,950	—	—		—		—		—	$57,950	$57,950	$—
Weighted-average rate	2.35%	—	—		—		—		—	2.35%	2.35%	—%

Total Investment Portfolio	$122,908	$—	$—		$—		$—		$—	$122,908	$122,908	$148,757

Debt Obligations:
Debt to members—fixed rate amounts	$77,158	$144,964	$1,518		$1,518		$252		$—	$225,410	$225,410	$254,085
Weighted-average rate	6.03%	6.99%	5.90%		5.90%		5.90%		—%	6.65%	6.65%	5.88%
Debt—variable rate amounts	$106,322	$63,423	$34,742		$—		$—		$—	$204,487	$204,487	$240,426
Weighted-average rate	3.69%	2.63%	1.11%		—%		—%		—%	2.93%	2.93%	2.32%
Debt to members—variable rate amounts	$40,000	$120,000	$—		$—		$—		$—	$160,000	$160,000	$160,000
Weighted-average rate	6.17%	6.17%	—%		—%		—%		—%	6.17%	6.17%	5.77%
Capital leases	$96,496	$82,661	$4,543	$		$		$		$183,700	$182,248	$244,461
Weighted-average rate	4.77%	3.83%	7.84%		—%		—%		—%	4.43%	4.43%	5.27%

Total Debt Obligations	$319,976	$411,048	$40,803		$1,518		$252		$—	$773,597	$772,145	$898,972

Foreign Exchange Risk

As a result of our foreign operations, we have sales, expenses, assets and liabilities that are denominated in Japanese yen. For example,

•	a portion of our manufacturing costs is denominated in yen;

•	sales of our products to Fujitsu are denominated in yen; and

•	some fixed asset purchases are denominated in yen.

As a consequence, movements in exchange rates could cause our net sales and our expenses to fluctuate, affecting our profitability and cash flows. We use foreign currency forward contracts to reduce our exposure to foreign currency exchange rate fluctuations. The objective of these contracts is to minimize the impact of foreign currency exchange rate movements on our operating results and on the cost of capital asset acquisitions. We do not use these contracts for speculative or trading purposes.

We had an aggregate of $10.5 million (notional amount) of short-term foreign currency forward contracts denominated in Japanese yen outstanding as of December 26, 2004.

Unrealized gains and losses related to the foreign currency forward contracts for fiscal 2004 were not material. We do not anticipate any material adverse effect on our consolidated financial position, results of operations or cash flows resulting from the use of these instruments in the future. However, we cannot assure you that these strategies will be effective or that transaction losses can be minimized or forecasted accurately. In particular, we generally cover only a portion of our foreign currency exchange exposure. Moreover, we determine our total foreign currency exchange exposure using projections of long-term expenditures for items such as equipment and materials used in manufacturing. We cannot assure you that these activities will eliminate foreign exchange rate exposure. Failure to eliminate this exposure could have an adverse effect on our business, financial condition and results of operations.

In addition, even where revenues and expenses are matched, we must translate yen denominated results of operations, assets and liabilities for our foreign subsidiaries to U.S. dollars in our consolidated financial statements. Consequently, increases and decreases in the value of the U.S. dollar versus the yen will affect our reported results of operations and the value of our assets and liabilities on our consolidated balance sheet, even if our results of operations or the value of those assets and liabilities has not changed in its original currency. These transactions could significantly affect the comparability of our results between financial periods and/or result in significant changes to the carrying value of our assets, liabilities and stockholders’ equity and members’ capital.

The following table provides information about our foreign currency forward contracts as of December 26, 2004 and December 28, 2003. All of our foreign currency forward contracts mature within the next 12 months.

	Fiscal 2004			Fiscal 2003
	Notional Amount	Average Contract Rate	Estimated Fair Value	Notional Amount	Average Contract Rate	Estimated Fair Value
	(in thousands, except contract rates)
Foreign currency
forward contracts: Japanese yen	$10,542	104.34	$(73)	$—	$—	$—

BUSINESS

Our Company

We are the largest company in the world dedicated exclusively to developing, designing and manufacturing Flash memory, a critical semiconductor component of nearly every electronic product and one of the fastest growing segments of the semiconductor industry. For fiscal 2004, our net sales were $2.3 billion. According to market research firm iSuppli, we were the largest supplier of NOR Flash memory in 2004, with a 25.9 percent market share based on end sales by AMD and Fujitsu, who have acted as our sole distributors. Our Flash memory is incorporated into a broad range of electronic products, including mobile phones, consumer electronics, automotive electronics, networking and telecommunications equipment and PC peripherals. Our products are sold to many of the top original equipment manufacturers, or OEMs, in each of these markets, including 7 of the top 10 mobile phone OEMs, all of the top 10 consumer electronics OEMs and 9 of the top 10 automotive electronics OEMs. We believe we owe our position to our leading-edge technology, including our proprietary MirrorBit technology, our broad product portfolio derived through continued customer-centric innovation, and our advanced manufacturing capabilities, systems-level solutions and customer relationships. We operate four Flash memory wafer fabrication facilities, or fabs, four assembly and test sites and a development fab, known as our Submicron Development Center, or SDC. We are headquartered in Sunnyvale, California, with Japanese headquarters in Tokyo, Japan, and as of March 27, 2005, we employed approximately 7,500 people worldwide.

Our History

We were originally organized as a Flash memory manufacturing venture of AMD and Fujitsu in 1993 named Fujitsu AMD Semiconductor Limited, or FASL. The primary function of FASL was to manufacture and sell Flash memory wafers to AMD and Fujitsu, who in turn converted the Flash memory wafers into finished Flash memory products and sold them to their customers. AMD and Fujitsu were also responsible for all research and development and marketing activities and provided FASL with various support and administrative services.

By 2003, AMD and Fujitsu desired to expand the operations of FASL to: achieve economies of scale; add additional Flash memory wafer fabrication capacity; include assembly, test, mark and pack operations; include research and development capabilities; and include various marketing and administrative functions. To accomplish these goals, in 2003, AMD and Fujitsu reorganized our business as a Flash memory company called FASL LLC, later renamed Spansion LLC, by integrating the manufacturing venture with other Flash memory assets of AMD and Fujitsu. Since this reorganization, we have manufactured and sold finished Flash memory devices to customers worldwide through our two sole distributors, AMD and Fujitsu.

In April 2005, we reached an understanding with AMD that AMD’s sales force responsible for selling our products will be transferred to us. As a result, we expect to sell to AMD’s customers directly and through AMD’s distributors. We also reached an understanding with Fujitsu that Fujitsu will remain our sole distributor in Japan and a distributor throughout the rest of the world, other than Europe and the Americas.

FASL	è	Spansion LLC	è	Spansion Inc.
Manufacturing Venture		AMD / Fujitsu Flash Memory Company		Public Standalone Flash Memory Company

|		|		|
➢
|		|		|
March 1993		July 2003		Planned

• Flash memory wafers sold to AMD and Fujitsu		• Finished Flash memory products sold through AMD and Fujitsu as sole distributors • Dedicated research and development, marketing and administrative functions		• Dedicated sales force • Fujitsu sole distributor in Japan and a distributor throughout the rest of the world, other than Europe and the Americas

Our Industry

Consumers are increasingly demanding access to digital content through sophisticated communications equipment, consumer electronic products and automotive electronics. People now expect to instantly access, store and interact with multimedia content, including photos, music, video and text files using such products as mobile phones, digital cameras, DVD players, set top boxes, or STBs, MP3 players and automotive electronics such as navigation systems. This demand is driving a rapid transition to digital storage media and away from traditional storage media such as film, tape or CDs. For example, unit sales of mobile handsets with built-in digital cameras now exceed sales of standalone film-based cameras, and these handsets increasingly include MP3 digital audio playback capability as well. The primary semiconductor component used to store and access this kind of digital content is Flash memory, and as a result, Flash memory has become one of the most critical components of electronic products.

Flash memory differs from other types of memory due to its ability to retain stored information after power is turned off. Most electronic products use Flash memory to store important program instructions, known as code, as well as multimedia content, known as data. Code storage allows the basic operating instructions, operating system software or program code to be retained, which allows an electronic product to function, while data storage allows digital content, such as multimedia files, to be retained. For example, Flash memory in camera phones retains the program code, which enables users to turn on and operate the phone, and also stores data such as digital pictures. There are two major architectures of Flash memory in the market today: NOR Flash memory, which is used for code and data storage in mobile phones and primarily for code storage in consumer electronics, and NAND Flash memory, which is primarily used for data storage in solid-state removable memory applications and is starting to be used in certain high-end mobile phones.

Flash Memory Market Overview

Flash memory is one of the largest semiconductor markets, and according to iSuppli, it reached total worldwide sales of $16.0 billion in 2004, of which 58.4 percent was classified as sales of NOR-based Flash memory products and 41.6 percent was classified as sales of NAND-based Flash memory products. The Flash memory market can also be divided into three major categories based on application: wireless, embedded and removable storage. Portable, battery-powered communications applications are categorized as “wireless,” and solid-state removable memory applications are categorized as “removable storage.” All other applications, such as consumer and automotive electronics, are categorized as “embedded.” The following table illustrates the market size, applications and primary use for Flash memory in each of the three Flash memory categories.

Category	Applications	2004 Market Size(1)	Primary Use
Wireless	• Mobile phones • Smartphones and PDAs	$6.3 billion	Mixed code and data storage
Embedded	• Consumer electronics • Automotive electronics • PC peripherals • Networking and telecom equipment (excluding mobile phones) • Industrial, medical and military products	$4.2 billion	Mostly code and some data storage
Removable Storage	• USB drives • Memory cards	$5.4 billion	Data storage

(1)	Source: iSuppli, March 2005.

Overall, the Flash memory market has grown significantly over the past five years, from worldwide sales of $2.9 billion in 1998 to $16.0 billion in 2004. iSuppli projects that the Flash memory market will reach sales of

$23.3 billion in 2008, representing a compound annual growth rate of 9.9 percent from 2004 to 2008. We believe much of this growth in the Flash memory market will be driven by the following trends:

Growth in unit shipments and Flash memory content of mobile phones.    According to Gartner, worldwide mobile phone shipments are expected to increase from 660 million units in 2004 to 848 million units in 2008, representing a compound annual growth rate of 6.5 percent over the period. In addition, mobile phones are becoming increasingly complex as communications, computing and entertainment functions continue to converge onto a single handset. As a result, Flash memory content per mobile phone is growing to accommodate increased storage requirements for data applications, such as music downloads and pictures, as well as the higher-complexity program code associated with advanced mobile phones that include features such as color displays, global positioning systems, internet services and built-in cameras. According to Web-Feet Research, average Flash content per mobile phone as measured in megabits, is projected to grow over 880 percent from 2004 to 2008.

Growth in unit shipments and Flash memory content for embedded applications.    Demand for digital content is driving significant growth in the consumer electronics market. According to Gartner, aggregate unit sales of digital consumer products such as digital cameras, DVD players, digital televisions and STBs are expected to grow from 257 million units in 2004 to 482 million units in 2008, representing a compound annual growth rate of 17.0 percent. Consumer electronics products are also expected to increase in complexity, requiring larger amounts of Flash memory. Flash memory is also increasingly embedded in a variety of other applications, such as automotive engine control, navigation and entertainment systems, and PC peripherals such as printers and fax machines.

Proliferation of removable storage products.    The widespread adoption of digital cameras and the increasing demand for portable access to digital content is driving the considerable growth of removable storage products such as Flash memory cards and universal serial bus, or USB, drives. IDC projects aggregate unit sales of Flash memory cards and USB drives to increase from 298 million units in 2004 to 924 million units in 2008, representing a compound annual growth rate of 32.7 percent.

Flash Memory Customer Requirements

Flash memory is used across a wide spectrum of applications. Within each of the wireless, embedded and removable storage Flash memory market categories, there are specific customer and application needs. These needs are influenced by whether the application will predominantly require code storage, data storage or a combination of the two. Traditional criteria by which Flash memory customers evaluate Flash memory products include:

Density.    Refers to the amount of content that can be physically stored and is measured in bits. Higher densities allow Flash memory customers to increase the amount of memory storage capacity on their electronic products. Code storage in most customer products typically requires lower densities–from 1 megabit to 512 megabits–while data storage typically requires higher densities–from 64 megabits to 1 gigabit in mobile phones, and up to 32 gigabits for removable storage applications.

Cost Per Bit.    Refers to the cost of Flash memory relative to its storage capacity in bits. The removable storage category has traditionally been the most cost-conscious.

Performance (Read/Write).    Read performance refers to how quickly a Flash memory device can access its program code or stored content, which can impact the overall operating performance of electronic products. For example, read performance impacts how long it takes to turn on a mobile phone. Write performance refers to how quickly a Flash memory device can store or save information, such as how long it takes to store a picture. Applications that primarily use Flash memory for code storage purposes, such as automotive electronics, typically require higher read performance. Applications that primarily use Flash memory for data storage, such as camera phones, typically require higher write performance.

Reliability.    Refers to attributes such as the length of time data is retained once stored on Flash memory, the durability of the Flash memory device in extreme environmental conditions and the number of times information can be saved to and erased from the device. Reliability is most critical in applications that primarily use Flash memory for code storage purposes. For example, in wireless and embedded applications, even a single bit failure in a Flash memory device used for code storage can lead to the failure of the overall system.

Power Consumption.    Refers to the amount of power consumed in an electronic product at industry standard voltage levels, ranging from 1.8 to 5.0 volts. Lower power consumption enables longer lasting battery life. Low-voltage Flash memory devices are particularly important in the wireless category.

In addition to having product-specific requirements, we believe Flash memory customers are increasingly relying on Flash memory suppliers to offer value-added solutions beyond the traditional criteria of the Flash memory components. Examples include:

•	systems-level knowledge and software-based solutions to help customers differentiate their products, get to market quickly, reduce costs and improve performance;

•	complete memory subsystems integrating various types of memory components into a variety of multi-chip-products, or MCPs;

•	platform-based designs which ensure interoperability with a broad range of other system hardware and software components;

•	scalable product offerings for both the wireless and embedded categories that offer a wide range of both standalone and MCP products utilizing common software and are available in a single package footprint;

•	extended availability—sometimes up to ten years—of certain products used in automotive and telecommunications applications; and

•	broad product portfolios extending throughout low, mid-range and high densities with a variety of interface and performance options.

Customers in the wireless and embedded categories have historically chosen NOR-based Flash memory products because NOR’s fast read performance and superior reliability are better suited for program code storage in both mobile phones and consumer electronics, as well as mixed code and data storage functions in mobile phones. More recently, however, the need for greater data storage capacity in high-end mobile phones has resulted in certain mobile phone manufacturers choosing NAND-based Flash memory products to address their data storage needs for high-end phones in the wireless category, because NAND-based Flash memory offers higher density, faster write speeds and lower costs as compared to NOR-based Flash memory. For similar reasons, customers in the removable storage category have historically chosen NAND-based Flash memory products.

We believe Flash memory customers would prefer to select products meeting the exact density, cost, reliability, performance and power consumption requirements for their specific code and data storage applications irrespective of NOR/NAND architecture. In addition, we believe customers will increasingly seek Flash memory providers that have the ability to add value beyond the Flash memory component itself.

Our Approach

We serve the wireless and embedded categories of the Flash memory market where high reliability, a full range of densities and fast read performance are valued. Our products, which are currently based on NOR Flash memory architecture, utilize traditional floating gate technology as well as our MirrorBit technology. Floating gate is the conventional technology that is used by most Flash memory companies today. MirrorBit is our proprietary technology that takes a fundamentally different approach from floating gate technology, with lower overall manufacturing costs and higher yields. We introduced our first product based on MirrorBit technology in July 2002. While products based on our floating gate technology comprised a substantial portion of our net sales in fiscal 2004, we expect MirrorBit-based products to increase as a percentage of total net sales in future periods.

We intend to leverage our MirrorBit technology to continue to grow our market leadership in the wireless and embedded categories of the Flash memory market, as well as expand into new markets not traditionally served by Flash memory. We believe MirrorBit technology will allow us to serve these markets with a full range of products meeting the density, low cost-per-bit, superior reliability and high read and write performance required by customers.

In order to provide significant additional value to customers beyond traditional Flash memory, we intend to leverage our MirrorBit technology and to address more of the systems-level development needs of Flash memory customers. We believe MirrorBit technology has the capability to efficiently integrate logic functions as the foundation for entirely new types of value-added memory solutions. Furthermore, we believe platform design will increasingly be done by silicon manufacturers in conjunction with original design manufacturers, or ODMs, and OEMs. We believe we are well positioned to take advantage of these trends due to our commitment to systems-level design and the strategic importance of Flash memory as an enabler of functionality in mobile communications products.

Our Strengths

We believe we have the attributes that are necessary for long-term success in the Flash memory industry, including the following:

Proprietary MirrorBit Technology.    MirrorBit is our proprietary technology which stores two bits of data in a single memory cell, doubling the density of each memory cell over single-level cell floating gate technologies. Our current family of products based on MirrorBit technology features densities from 16-megabits to as high as 512-megabits, and we plan to scale our MirrorBit products to higher densities in the future. MirrorBit technology also allows us to offer a broad range of product configurations with the advantages of NOR architecture, including high read performance and superior reliability. Compared to competitive two-bit-per-cell floating gate technology, MirrorBit technology has a simpler cell architecture that requires fewer manufacturing steps and supports higher yields, resulting in lower costs. With densities and a cost structure comparable with NAND at an equivalent process technology node, we believe MirrorBit technology will allow us to compete in certain portions of the Flash memory market that would otherwise be served by NAND-based Flash memory. We believe MirrorBit is a differentiated technology that is helping us to retain and enhance our leadership position.

Broad Product Offerings.    We currently produce the industry’s broadest range of NOR-based Flash memory products using both floating gate and MirrorBit technologies. Our product portfolio ranges from 1 to 512 megabits, with voltages from 1.8 to 5 volts and a breadth of performance options. This range of offerings supports common software interfaces and packaging footprints, allowing customers to more easily utilize our broad product portfolio and in some cases choose us as a single source supplier.

Customer-Centric Innovation.    We work with customers to identify evolving needs and new applications in order to develop innovative products and features. For example, we developed a Flash memory-based security feature set called Advanced Sector Protection, or ASP. We originally designed ASP for the automotive sector to prevent the unauthorized alteration of a car’s engine and transmission control systems to increase performance, thus enhancing consumer safety and protecting auto manufacturers from fraudulent warranty claims. This hardware-based security solution also protects devices such as mobile handsets against viruses while protecting wireless network operators and cable and satellite service providers against cloning and signal theft. Another innovation, which we developed for mobile phone OEMs, is our simultaneous read-write architecture, or SRW, which significantly improves system performance by enabling the Flash memory to simultaneously read and write. For example, a mobile camera-phone with SRW can simultaneously receive a call and store a digital photograph.

Systems-Level Solutions, Alliances and Support.    We have invested significant systems and engineering resources to establish alliances with other semiconductor and software companies, create innovative development tools and testing environments and bring our significant memory subsystems expertise to customers. For example, we collaborated with ARM to create PISMO, a processor-peripheral interface standard for development platforms that accelerates customer evaluation of peripheral hardware including memory sub-systems. In addition, we are working with leading baseband suppliers to develop reference platforms and improve mobile platform performance, create smaller form factors and lower system cost based on mutual product optimization. For example, we recently worked with Philips to develop pre-validated memory subsystems for mobile phone platforms designed around Philips’ base band offerings.

Advanced Manufacturing, Lithography and Packaging Capabilities.    We have developed advanced Flash memory manufacturing capabilities. We operate four dedicated manufacturing Flash memory wafer fabs and a development fab to accelerate the introduction of next-generation technologies. We were the first NOR Flash memory manufacturer to transition to 110-nanometer geometries, and we plan to be in production on 90-nanometer geometries in the second half of 2005. In addition, we have leading-edge packaging capabilities, including MCP, in our assembly and test facilities in Malaysia, Thailand and China. In 2004, we assembled, tested and shipped almost 700 million Flash memory products. These packaging capabilities better position us to capitalize on emerging trends such as demand for smaller form factors and complete memory subsystems.

Largest Dedicated Flash Memory Player with a Leading Market Position.    With total assets of $2.9 billion as of December 26, 2004, net sales of $2.3 billion for fiscal 2004 and a global team of approximately 7,500 employees as of March 27, 2005, we are the largest company focused exclusively on the development and manufacture of Flash memory. We were the largest NOR Flash memory supplier, with a 25.9 percent market share based on end sales in 2004, according to iSuppli. Because we focus exclusively on Flash memory, we generally do not compete with our partners or Flash memory customers and therefore are well positioned to work with them to jointly develop products and collaborate freely on future technology roadmaps. We currently serve the global Flash memory market with design and manufacturing facilities located worldwide. Our local presence in many markets, such as the United States, Japan, Korea and China, enables us to effectively capitalize on the latest industry trends and customer needs to develop and position our products accordingly.

Our Strategy

Our goal is to leverage our proprietary MirrorBit technology, broad product offerings, customer-centric innovation, systems-level solutions, advanced technological capabilities and leading market position to grow our leadership position in the wireless and embedded categories of the Flash memory market and enter new markets not traditionally served by Flash memory. To achieve these goals, we are pursuing the following key strategies:

Capitalize on Our Leadership Position.    We plan to use our market leadership position to increase our share in the wireless and embedded categories of the Flash memory market. Our products are sold to many of the top OEMs in these categories, including 7 of the top 10 mobile phone OEMs, all of the top 10 consumer electronics OEMs and 9 of the top 10 automotive electronics OEMs. These OEM relationships provide us with insight into the latest industry trends and customer needs and enable us to develop and position our product offerings to ensure that we meet future customer demands. We believe we have the ability to maintain our top-tier relationships as well as broaden our customer base, particularly in the embedded category.

Bridge the NOR/NAND Divide.    We are developing a new architecture called ORNAND based on our MirrorBit technology that we believe will allow us to offer products that draw from among the best features of both NOR and NAND architectures. We expect that ORNAND will have faster read speeds and higher reliability than NAND, faster write speeds than those of NOR and the ability to scale to high densities at competitive costs. We believe that ORNAND will allow us to better capitalize on growing demand for data storage applications primarily in the wireless category. We have also demonstrated MirrorBit technology’s ability to store four bits-per-cell with a working proof-of-concept, which we refer to as QuadBit. If successful, we believe our QuadBit technology would enable us to target a portion of the removable storage category.

Enter New Markets Not Traditionally Served by Flash Memory.    We intend to develop a diverse range of products that meets the needs of a broader range of customer requirements in areas not traditionally served by Flash memory. For example, we expect that our ability to integrate logic functions within high-density arrays of

Flash memory will enable us to create new types of products not available on the market today. We are collaborating with a range of strategic partners to develop such products which would allow us to better address markets including wireless communications and security.

Continue to Develop Systems-Level Solutions and Provide Increasing Value to Customers.    We intend to work with customers and with complementary silicon and software providers at the architecture level to optimize entire systems that incorporate Flash memory. Moreover, we intend to leverage the expertise of our dedicated software team to allow customers to upgrade, reduce costs or otherwise modify existing products quickly and easily, without requiring them to redesign circuit boards or rewrite software. We also plan to increase our level of support and design services to continue to build customer loyalty. By continuing to offer architectural and systems-level knowledge, we believe we can strengthen our position as a trusted supplier in the Flash memory market.

Leverage Our Manufacturing and Technology Expertise.    We plan to continue to migrate toward smaller geometries, such as 90 and 65 nanometers, and larger silicon wafers, such as 300-millimeter wafers. In order to meet anticipated demand for Flash memory, we plan to add 300-millimeter wafer manufacturing capacity in 2007. We believe that the use of smaller geometries and larger wafers will contribute to lower manufacturing cost-per-unit at a given product density, particularly at higher memory densities. In addition to developing leading-edge capacity and technology, we are also focused on optimizing output of Flash memory from our mature, depreciated fabs, JV1 and JV2, with products targeted for the low to mid density embedded category.

Key Technology and Product Building Blocks

Our products encompass a broad spectrum of densities, features and capabilities for the diverse applications and customer needs we address. The characteristics of our products are derived from five basic building blocks: technology, architecture, features, interface and packaging, as illustrated below, each of which is significant in creating the final product and together provides Flash memory customers the opportunity for differentiation. Furthermore, our product building blocks, coupled with our software capabilities, enable us to add value beyond traditional Flash memory components.

*	Currently under development.
**	SRW and ASP refer to Simultaneous Read/Write and Advanced Sector Protection.

Our Technology

Flash memory technology refers to the structure of an individual memory cell or transistor. Our products are based on two technologies today: single bit-per-cell floating gate technology and our proprietary two bits-per-cell MirrorBit technology.

Floating Gate Technology.    Floating gate is the conventional memory cell technology that is utilized by most Flash memory companies today for both NOR and NAND products. A memory cell comprises a transistor having a source, a drain and a control gate to regulate the current flow between the source and the drain, thereby defining whether the memory cell stores a “0” bit or a “1” bit by storing charge in the cell storage medium. Floating gate is a memory cell technology in which the “floating gate” is a conductive storage medium between the control gate and the source and drain. It is referred to as a floating gate as it is electrically isolated or “floating” from the rest of the cell to ensure that stored charge does not leak away resulting in memory loss. We have created innovations in floating gate that have become industry standards, such as negative gate erase, single power supply and embedded programming algorithms, and we continue to hold a leading position in the Flash memory market with our products based on floating gate technology. Our products using floating gate are typically used for code storage. Our floating gate technology has the ability to operate at very high read speeds and temperatures and is optimal for harsh environments such as automotive applications.

Floating gate technology has traditionally stored one bit of data per memory cell, referred to as single level cell floating gate technology, or SLC. To achieve higher densities and lower costs per bit, the industry has developed floating gate technology to store two bits of data per memory cell, referred to as floating gate multi-level cell, or MLC, technology. Floating gate MLC stores one of four different quantities of charge, known as fractional charge storage, in the memory cell; these different quantities of charge are decoded as equivalent to two bits of information. We have chosen not to use floating gate MLC to achieve two-bits per cell in our products.

MirrorBit Technology.    To achieve two-bit-per-cell densities, we developed MirrorBit technology which we believe has significant advantages over floating gate MLC in the areas of cost, density, performance and logic integration. MirrorBit takes a fundamentally different approach from both single-bit and two-bit per cell floating gate Flash memory technology. MirrorBit stores two bits of data in a single memory cell thereby doubling the density, or storage capacity, of each memory cell and enabling higher density products. However, contrary to the conductive storage medium used by floating gate technology, MirrorBit technology stores charge in a non-conductive storage medium, silicon nitride, without the need for a floating gate. While electrons stored on a floating gate will diffuse, those stored in a particular location of a MirrorBit nitride cell will stay in place. This enables MirrorBit to store charge in two physically distinct locations as Figure 1 shows, rather than having to use four levels of charge like floating gate MLC Flash memory. Storing charge in a silicon nitride layer and eliminating the requirement for a floating gate greatly simplifies the manufacturing process, which results in higher yields.

We believe our MirrorBit technology enables our products to meet many of the key requirements of Flash memory customers:

Low-cost per bit.    MirrorBit technology offers manufacturing cost advantages compared to floating gate MLC NOR technology. MirrorBit has a simpler cell architecture that eliminates 10 percent of the total manufacturing steps and 40 percent of the most critical manufacturing steps, as compared to floating gate MLC NOR technology. MirrorBit technology also enables a simpler connection of individual memory cells to form the Flash memory array. The reduction of manufacturing steps, combined with an efficient Flash memory array implementation results in yields up to 30 percent higher than floating gate MLC NOR technology and a lower cost per bit.

High density.    MirrorBit technology features densities from 16-megabits to as high as 512-megabits today, and we are developing higher density MirrorBit products to expand this range. We believe the low cost structure and high yields of MirrorBit technology enable the production of higher density NOR Flash memory products at a cost structure that is not achievable using competing floating gate MLC NOR technology at the same process geometry.

High performance.    Under certain conditions, MirrorBit-based products can read and write two distinct charge locations faster than floating gate MLC NOR products can read and write one of four fractional charge levels. As a result, products based on MirrorBit technology can deliver faster read and write performance than similar NOR products based on floating gate MLC technology. These differences may be detected by mobile phone users where slower read and write operations may affect the user experience in applications such as playing games or storing pictures. MirrorBit technology’s high performance is particularly well suited for the wireless and embedded categories of the Flash memory market.

We believe our MirrorBit technology offers advantages from a cost, density and performance standpoint while meeting the high reliability and low power consumption requirements of Flash memory customers. MirrorBit is also the foundation for expanding our product roadmap with enhanced capabilities. For example, we have demonstrated MirrorBit technology’s ability to store four bits-per-cell with a working proof-of-concept, which we refer to as QuadBit. If successful, we believe QuadBit would enable us to target a portion of the removable storage category of the Flash memory market. Furthermore, MirrorBit technology has the ability to efficiently integrate logic functions within high-density arrays of Flash memory which will enable us to create new types of Flash memory products not available on the market today. We believe that these Flash memory innovations made possible by MirrorBit technology will enable us to expand our opportunity in the Flash memory market.

Architecture

Flash memory architecture may be defined as the connection of cells in a memory array with circuits that give access to and manage these cells for read, write and erase operations. Traditionally, customers requiring fast read performance and superior reliability have chosen a NOR architecture for program code storage as well as for mixed code and data storage purposes. Flash memory customers requiring higher densities, faster write speeds and lower costs have typically chosen a NAND architecture for removable data storage applications. Our products have historically implemented a NOR architecture and therefore have fast random and sequential read, fast random write and high reliability. We do not currently have products based on NAND architecture.

We are developing a new architecture called ORNAND based on our MirrorBit technology that will draw from among the best attributes of NOR and NAND architectures. We believe that ORNAND will allow us to offer products with higher densities and faster write performance to meet the expanding data storage needs of the wireless market, while bringing the additional advantages of higher reliability and faster read capabilities than NAND. We expect to begin commercial shipments of ORNAND-based products to customers in 2006.

Features

Features are the capabilities we build into our products that add functionality beyond simple storage, retention and retrieval of code or data. Over time we have developed a number of features, which we have selectively incorporated into our products based on customer requirements within each Flash memory end-market category. At present, our key product features include:

Simultaneous Read/Write (SRW).    This capability enhances performance by enabling a device to conduct read, write or erase operations simultaneously. Products without this feature must suspend write or erase operations when they need to read the device. For example, a mobile camera phone with the SRW Flash memory feature can simultaneously receive a call and store a digital photograph.

Advanced Sector Protection (ASP).    This suite of capabilities protects Flash memory content against inadvertent or deliberate changes to code or data for malicious or fraudulent reasons. For example, in automotive engine control systems, ASP can be beneficial in preventing the unauthorized alteration of a car’s engine and transmission control systems, thus enhancing consumer safety and protecting auto manufacturers from fraudulent warranty claims.

Examples of additional features include Secured Silicon Sector supporting the ability to assign unique or random identification to Flash memory devices to help counter cloning, Versatile I/O, or input/output, to enable devices to operate in environments where the device interface must operate at different voltages to the supply voltage and Common Flash Interface, or CFI, an on-chip database of device parameters that may be interrogated by customer software to enable efficient control of and interaction with Flash memory devices.

Interfaces

The interface between a Flash memory device and the host processor or system logic enables the physical exchange of signals and supports different performance and voltage requirements. Our products predominantly use a “parallel” hardware interface, which writes or reads up to 8 or 16 bits of data at a time to and from Flash memory, typically requiring packages with 32 to 84 I/Os. Our parallel interface options support different levels of performance. Customers typically focus on the read speed to determine which type of interface is appropriate for their requirements.

Standard/Asynchronous Access Interface.    For less demanding performance requirements, we provide standard, or asynchronous, access interfaces with slower read speeds. Standard access interfaces are typically used by the embedded market.

Page-Mode Interface.    For moderate performance requirements, we provide page-mode interfaces which are used in both embedded and wireless markets.

Burst-Mode Read Interface.    For higher-performance requirements, we provide burst-mode read interfaces which are used primarily in the wireless market.

We recently announced a “serial” interface we call Serial Peripheral Interface, or SPI. Unlike parallel interfaces, SPI inputs and outputs only one bit of data at a time requiring packages with as few as 8 I/Os. SPI simplifies system design, reduces finished Flash memory device cost through lower package cost and can also lower the cost and complexity of other components in the system. SPI products are most attractive to markets where there is not a requirement for fast read speed and where system cost reduction is a primary consideration. Examples include PC and peripheral applications such as hard disk drives and graphics cards, and also consumer applications such as DVD players.

Packaging

Packaging is an integral element of our products. Flash memory customers have various requirements for package types depending on characteristics such as form factor, package materials, manufacturing requirements and reliability. We offer a range of packaging options, from single-die configurations and multi-chip packages, or MCPs, to package-less solutions, such as Known Good Die. Our packaging includes lead-frame and ball grid array, or BGA, which describe the mechanical connection between the package and the printed circuit board. Our packages in the embedded market mostly use lead-frame solutions while our packages in the wireless market almost exclusively use BGA solutions due to the small physical size or form factor enabled by BGA.

A large percentage of our products are shipped as MCPs due to increasing demand for smaller mobile phones. In order to facilitate production of smaller feature-rich mobile phones, OEMs are increasingly requiring that multiple semiconductors, such as Flash and SRAM, be stacked in a single package, or MCP. Our MCPs utilize BGA packaging and combine our Flash memory with third-party commercial non-Flash memory die, such as SRAM or pSRAM. We produce over 250 different MCP solutions across a range of densities, interfaces and voltage ranges to meet the varying needs of Flash memory customers.

Software

We have invested in software capabilities and established our Worldwide Software System Engineering (SSE) group to help Flash memory customers in the wireless and embedded categories achieve faster time-to- market and improve performance and quality by supporting standard and custom software solutions, in-region software integration and consulting services and validation of system/memory systems.

We provide software solutions and services to customers of Spansion products free of charge to enable rapid and efficient deployment of our products into their target markets. In addition, our SSE engineers work with third-party suppliers of reference designs, tools and software to ensure that their products work with our devices.

Our tools and platform development programs provide Flash memory customers with a broad range of off-the-shelf software solutions. These software solutions enable customers to create applications capable of controlling our products at every level—from the most minute device command to the highest level file service. Our collaborations with embedded operating system and tools vendors allow us to offer customers an optimal solution for their applications. For example, the Spansion PCI card with PISMO module enables customers, partners and third-party tools companies to use commodity PCs and tools to prototype and debug memory-centric applications. Of more strategic value is our program for in-house development of market-specific computing and communications platforms. In working with these platforms and collaborating with customers, we are able to develop innovative products that are better suited to their needs.

We have not generated any revenue from these software activities.

Products

We currently manufacture the industry’s broadest range of NOR Flash memory products using both floating gate and MirrorBit technologies. Our product portfolio ranges from one megabit to 512-megabits with a breadth of interfaces and features as illustrated in the table below. While historically our products have been based on floating gate technology, the majority of our new product designs use MirrorBit technology. Our products are primarily designed to support code, or mixed code and data storage applications and serve the wireless and embedded categories of the Flash memory market. Some of our product families address both of these categories.

	Primary End Markets	Example Applications	Product Families	Density Range	Interfaces	Primary Features
Standard, Page
		Entry Level	SL, GL, JL, DL, PL, JS, DS	16Mb - 32Mb	1.8, 3-volt	SRW
Wireless	Mobile Phone
		Mid- to High End, PDA	GL, JL, DL, PL, NS, WS	64Mb - 512Mb	Page, Burst	SRW, ASP
1.8, 3-volt

Embedded		DVD, Set Top Box	AL, LV, FL, GL	8Mb - 32Mb	Standard, Serial, Page	ASP
	Consumer				3-volt
		Gaming, DVR, DTV	AL, LV, FL, F, GL, PL	16Mb - 512Mb	Standard, Serial, Page
3, 5-volt
– – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – –
		Under-Hood—			Standard, Burst
		Engine and Transmission Control	BL, CD, F	1Mb - 32Mb	2.5, 3, 5-volt	SRW, ASP
Automotive
		Dashboard—Infotainment, Telematics	GL	64Mb - 512Mb	Page
3-volt
– – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – –
		Printers	AL, LV, FL, GL, PL	16Mb - 128Mb	Standard, Serial, Page
3-volt
	PC Peripheral	Storage (HDD, CD-RW,
		DVDROM), LCD monitors, Graphics and BIOS	AL, LV, FL	1Mb - 16Mb	Standard, Serial 3-volt
– – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – –
		Network Infrastructure—	AL, LV, F, GL	1Mb - 512Mb	Standard, Page
	Networking and	Routers, Wireless Base Stations, Switches			3, 5-volt
Telecom
		Consumer Wired Communications—	AL, LV, FL, GL	4Mb - 32Mb	Standard, Serial, Page
		Cable and DSL Modems, VoIP			3-volt
– – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – –
		Instrumentation	AL, LV, FL, F, GL, JL, DL	1Mb - 256Mb	Standard, Serial, Page	SRW
	Industrial, Medical and Military				3, 5-volt

		Control and Automation	AL, LV, FL, F, GL	1Mb - 512Mb	Standard, Serial, Page
3, 5-volt

Note:	Bold denotes families that include MirrorBit-based technology.

Wireless Products

Our products for wireless applications, especially for mobile phones, offer a combination of low power consumption with fast performance and competitive cost structure for different customer platforms with different interface requirements. Key wireless products include the following:

PL Family.    The PL product family, with a 3-volt interface, is used for a broad range of mobile phones, from entry level, basic audio-only handsets to audio and data capable phones with higher resolution color displays. The PL, which is currently transitioning from floating gate to MirrorBit technology, combines a high speed page mode 3-volt interface, Simultaneous Read Write capability and Advanced Sector Protection at 32- to 128-megabit densities for code optimized requirements. PL products can be combined with third-party SRAM or pSRAM die to achieve Flash memory densities up to 256-megabits in a single MCP.

WS Family.    The WS product family, with 1.8 volt interface, is optimized for higher-end mobile phones with capabilities such as polyphonic ring tones, enhanced color displays, higher resolution cameras and larger internal storage for multimedia content including music, videos and pictures. The family, which is currently transitioning from floating gate to MirrorBit technology, combines a high performance burst-mode 1.8-volt interface, with Simultaneous Read Write and Advanced Sector Protection features at 64- to 256-megabit densities for code and data requirements. WS products can be combined with third-party SRAM or pSRAM die to achieve Flash memory densities up to 512-megabits in a single MCP that meets both code and data storage needs.

GL Family.    The GL product family, with a 1.8-volt and/or 3-volt interface, enables code and data applications in low-end, mid-range and higher-end mobile phones. The GL product family, which is manufactured using MirrorBit technology, includes a page-mode interface at 32- to 512-megabit densities providing a single scalable platform for code and data applications. In addition, GL products are used for data storage-only applications together with a second code optimized product such as the PL family. GL products on their own or together with code optimized Flash memory can be combined with third-party SRAM and pSRAM die to achieve Flash memory densities up to 768-megabits in a single MCP that meets both code and data storage needs.

Embedded Products

We offer a variety of general purpose as well as highly optimized products to serve the diverse needs of the embedded market. Key embedded products include the following:

AL and GL Families.    The AL and GL product families address markets where high reliability coupled with low cost are important, including consumer, networking and telecommunication applications. The AL product family offers densities as low as 4-megabits, supports a simpler feature set and provides a standard interface for value-focused applications, such as DVD players. The GL product family offers densities up to 512 megabits, includes a page-mode interface and Advanced Sector Protection to support high performance consumer applications, such as STBs. MirrorBit technology is utilized for the GL family, while both MirrorBit and floating gate technology are utilized for the AL family.

CD Family.    The CD product family addresses automotive engine and transmission control applications, which require high reliability and feature rich, high performance solutions operating over wide temperature ranges. The CD product family combines a high performance burst-mode 2.5-volt interface, with Simultaneous Read Write and Advanced Sector Protection at 16- and 32-megabit densities. Because engine and transmission control units must withstand extreme temperatures, this family operates at up to 145°C and is available in a fully tested die-only solution for incorporation into special customer modules. We use our floating gate technology to meet the extreme operating temperature range and very high reliability requirements of automotive Flash memory customers.

FL Family.    The FL product family addresses the need for continued cost reduction in markets such as PC and peripherals for applications such as hard disk drives and graphics cards and in consumer markets for applications such as DVD players. The FL family utilizes our MirrorBit technology, a single-bit serial interface and a low pin count package, to provide low cost package for optimal low cost solutions at planned densities from 1- to 64-megabits.

Development Platforms

We provide customers of our Flash memory products development tools and subsystems that help them easily and quickly design Flash devices into their embedded and wireless products. We assist these customers in prototyping their designs with our Flash memory devices by providing the necessary hardware development tools and platforms for design, development, verification, evaluation and programming. Our goal is to streamline and simplify the design and development cycle by providing consistent and comprehensive tools to support the design and development process, from initial system bring-up to final product deployment.

For example, our PACE (Productivity, Adaptive Communication & Entertainment) development platform offers customers of Spansion Flash memory products the benefit of utilizing our products in fully functional cell phone and PDA platforms running with multiple operating systems and with a variety of popular baseband and CPU chipsets. We believe this reference platform can remove significant design overhead and complexity from product development cycles. Additionally PACE allows the ability to provide system tuning and optimization before final product release. PACE is used in generating benchmarks, creating reference designs, debugging software, integrating new hardware platforms and systems and prototyping next generation wireless architectures.

Together with our key partners, we created the PISMO (Platform Independent Storage Module) standard memory interface. PISMO is a standard memory module recommended for development platforms. We offer comprehensive support of our Flash memory products on PISMO modules. PISMO enables our partners and customers to significantly reduce system development and debugging time. The PISMO standard is further supported by a large number of system and chipset companies. Designed with debugging support in mind, the PISMO modules have a companion Logic Analyzer Module option to simplify the design of the evaluation systems without adding the complexity of costly logic-analyzer sockets on every board. PISMO allows design of memory combinations before any MCP is produced, allowing system design and software development to start while the final chip is being manufactured. Together with our partners, we offer a comprehensive set of PC and embedded development environments based on PISMO.

Other examples of our development tools include “Spansion USB Programmer” (SUP) and a variety of devices models. SUP is a portable Flash programmer system used to program and verify our Flash memory devices. The SUP provides basic programming and verification functions in addition to the ability to exercise our advanced Flash features and enhancements all through the USB port of any PC or laptop. Verilog, VHDL and IBIS models are also available for many of our products.

Sales and Marketing

We market and sell our products worldwide under the Spansion trademark. We do not currently maintain our own sales force; instead AMD and Fujitsu act as sole distributors of our products. AMD and Fujitsu distribute our products through their direct sales forces and through their third-party distributors, such as Arrow Electronics, Inc. and Avnet, Inc., and independent sales representatives in domestic and international markets pursuant to non-exclusive agreements.

In April 2005, we reached an understanding with AMD that AMD’s sales force responsible for selling our products and related personnel will be transferred to us and, thereafter, we will sell directly to customers currently served by AMD and potential customers not served solely by Fujitsu. For a period of time immediately after the transition, we will need continued support from AMD for incremental administrative services related to the newly acquired sales force. In addition, because we will not immediately have direct contracts with AMD’s current customers, we will use AMD to provide logistical support services in connection with the sale of our products. We will reimburse AMD for costs incurred in conducting these activities, including accepting orders, freight and shipping. Once we have entered into direct agreements with customers currently served by AMD and potential customers not served solely by Fujitsu, we will sell to those customers directly. For the foreseeable future, Fujitsu will remain our sole distributor in Japan and also a distributor throughout the rest of the world, other than Europe and the Americas.

We market our products through a variety of direct and indirect channels. For the wireless category, we focus on direct relationships with the top mobile phone OEMs worldwide. We supplement this effort with programs designed to support design-in of our products on reference designs, which are typically used by a broad base of wireless providers when choosing Flash memory solutions. These reference designs are produced by complementary silicon providers, such as baseband processor or controller vendors, or other independent companies. We have ongoing marketing efforts in place targeted at reference design houses choosing our Flash memory products for their reference designs. In the embedded category, we focus our marketing efforts on providers of complementary silicon for the embedded market, to ensure our products interoperate effectively with the most widely used components in various embedded applications.

Our marketing activities targeting customers, reference design houses and our potential partners include a combination of direct marketing activities such as trade shows, events, and marketing collateral and indirect activities such as public relations and other marketing communications activities.

Customers

We serve our customers worldwide through our sole distributors, AMD and Fujitsu, who buy product from us and resell it to these customers, either directly or through third-party distributors of AMD and Fujitsu. These customers consist of OEMs, ODMs and contract manufacturers. For fiscal 2004, AMD accounted for approximately 54 percent of our net sales and Fujitsu accounted for approximately 46 percent of our net sales. Going forward, we intend to serve directly customers currently served by AMD and to continue to use Fujitsu as our sole distributor in Japan and a distributor throughout the rest of the world, other than Europe and the Americas.

Original Equipment Manufacturers

OEMs served through AMD and Fujitsu consist primarily of foreign and domestic manufacturers of mobile phones, consumer electronics, automotive electronics and networking equipment companies, selected regional accounts and target market customers.

Third-Party Distributors

AMD’s and Fujitsu’s third-party distributors typically resell to OEMs, ODMs and contract manufacturers. Sales through AMD’s distributors are typically made pursuant to agreements that provide return rights for discontinued products or for products that are not more than twelve months older than their manufacturing date code. In addition, some of AMD’s agreements with the distributors may contain standard stock rotation provisions permitting limited levels of product returns. AMD, in turn, has the right to return to us products returned to AMD by its distributors. Fujitsu also sells our product to its distributors. However, Fujitsu does not currently offer product return, stock rotation and price protection rights to its distributors and customers.

We generally warrant that products sold to AMD and Fujitsu will, at the time of shipment, be free from defects in workmanship and materials and conform to our approved specifications. Subject to certain exceptions, we offer a one-year limited warranty.

Research and Development

Research and development is critical to our success and is focused on process, product, and system level development. We conduct our product and system engineering activities primarily in Sunnyvale, California and in Tokyo, Japan with additional design and development engineering teams located in the United States, Europe and Asia. Our primary development focus is on MirrorBit products for the wireless and embedded categories of the Flash memory market. We conduct our process development primarily at our SDC facility located in Sunnyvale, California, our Fab 25 facility located in Austin, Texas and our facilities in Aizu-Wakamatsu, Japan. Currently, we are developing new non-volatile memory process technology, including 90-nanometer floating gate technology and 90-nanometer MirrorBit technology, utilizing three-layer copper interconnect and have announced plans for development of 65-nanometer technology. We are developing manufacturing processes on 200-millimeter and 300-millimeter wafer technology at our SDC facility.

We also participate in alliances or other arrangements with external partners in the area of product technology and systems solutions to reduce the cost of development for ourselves and Spansion Flash memory customers, broaden our product offerings and accelerate access to new technologies.

As of March 27, 2005, our total research and development staff consisted of approximately 1,000 employees. Our research and development expenses for fiscal 2004 and fiscal 2003 were $281 million and

$147 million. We had no research and development expenses for fiscal 2002. For more information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Manufacturing

We own and operate eight manufacturing facilities, of which four, Fab 25, JV1, JV2 and JV3, are wafer fabrication facilities and four are assembly and test facilities. As of March 27, 2005, our products were manufactured on 110-, 130-, 170-, 200-, 230- and 320-nanometer process technologies. We use process technologies at 200-nanometers and above to manufacture low to medium density products where improved cost structure is achieved by leveraging our substantially depreciated JV1 and JV2 fabs. Our leading edge 110-nanometer floating gate and MirrorBit technologies are deployed in production in Fab 25 and JV3. We intend to use our most advanced 90-nanometer process technology for leading edge density and performance products on both floating gate and MirrorBit technology. We expect this technology to be deployed in production in Fab 25 in the second half of 2005. All of our existing manufacturing facilities produce 200-millimeter wafers. We plan to have 300-millimeter capacity in 2007.

We use an approach to manufacturing called Automated Precision Manufacturing, or APM, which was developed and implemented in Fab 25. APM comprises a suite of fab automation, optimization and real-time data analysis technologies which automate the way decisions are made within our fabrication facilities. We use APM during technology transitions and believe that APM enables greater efficiencies. As such, APM helps us decrease manufacturing costs.

The locations of our wafer fabrication facilities, the production technologies employed, the approximate clean room square footage and the capacity are described in the table below. We do not currently use third-party foundry capacity.

Wafer Fabrication Facilities

Name/Location	Wafer Size (diameter in millimeters)	Production Technology (in nanometers)	Approximate Clean Room Square Footage	Capacity* (wafers per week)
Austin, Texas
Fab 25	200	110	120,000	7000

Aizu-Wakamatsu, Japan
JV1	200	230 and 320	70,000	6000
JV2	200	200 and 230	91,000	7000
JV3	200	110, 130 and 170	118,000	6000

*	Capacity refers to the capacity of currently installed equipment as defined by the number of wafers that initiate the manufacturing process, or wafer starts, per week.

The following table describes the location and approximate clean room square footage of our assembly and test facilities.

Assembly and Test Facilities

Location	Approximate Clean Room Square Footage
Bangkok, Thailand	78,000
Kuala Lumpur, Malaysia	71,300
Penang, Malaysia	71,000
Suzhou, China	80,250

Our manufacturing processes require many raw materials, such as silicon wafers, mold compound, substrates and various chemicals and gases, and the necessary equipment for manufacturing. We obtain these materials and equipment from a large number of suppliers located throughout the world.

Properties

Our principal engineering, manufacturing and administrative facilities comprise approximately 4.4 million square feet and are located in the United States, France, Japan, Korea, Malaysia, Thailand and China. Over 4.2 million square feet of this space is in buildings we own. The remainder of this space is leased, primarily from AMD. We also lease from Fujitsu approximately 2.1 million square feet of land in Aizu-Wakamatsu, Japan for our wafer fabs and we lease office space in Aichi, Japan from a subsidiary of Fujitsu, Fujitsu VLSI. We lease approximately 625,000 square feet of land in Suzhou, China and approximately 697,000 square feet of land in Penang, Malaysia for our assembly and test facilities. The Suzhou facility and our land use rights there are encumbered by a lien securing the Spansion China Loan. Our Fab 25 facility in Austin, Texas is encumbered by a lien securing the July 2003 Spansion Term Loan. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Our facility leases have terms of generally one to five years. We currently do not anticipate difficulty in either retaining occupancy of any of our facilities through lease renewals prior to expiration or through month-to-month occupancy or replacing them with equivalent facilities. Our land leases in Penang expire at various terms from 2033 to 2046. Our land lease in Aizu-Wakamatsu expires in 2033.

Environmental Matters

Many of our facilities are located on properties or in areas with a long history of industrial activity. Prior to our formation, environmental audits were conducted for each of our manufacturing, assembly and test facilities. The audits described various conditions customary of facilities in our industry and in particular, noted historical soil and groundwater contamination at our Sunnyvale, California facility arising from the leakage of former chlorinated solvent storage tanks. This property is listed on the U.S. Environmental Protection Agency’s Superfund National Priorities List. AMD, as former owner of the property, and another third party, are investigating and remediating this contamination. In addition, our Woburn, Massachusetts site is located within the Wells G&H Superfund Site on leased, redeveloped property. In connection with our reorganization, each of AMD and Fujitsu indemnified us against losses arising out of the presence or release, prior to our reorganization, of hazardous substances at or from these, and the other, sites they each contributed to us. Conversely, our subsidiary indemnified each of AMD and Fujitsu from and against liabilities arising out of events or circumstances occurring after the date of contribution in connection with the operation of our business. To the extent AMD and Fujitsu cannot meet their obligations under their indemnity, or material environmental conditions relating to the post-contribution time period arise, we may be required to incur costs to address these matters, which could have a material adverse effect on us.

Our Aizu-Wakamatsu manufacturing facilities are located adjacent to other manufacturing facilities of Fujitsu. As a result, we share certain permits and facilities. In connection with our reorganization, AMD and Fujitsu, on the one hand, and we, on the other, indemnify the other against permit violations attributable to our respective activities.

We have made and will continue to make capital and other expenditures to comply with environmental laws, but we do not expect environmental requirements will result in material expenditures in the foreseeable future. Environmental laws and regulations are complex, change frequently and have tended to become more stringent over time. We expect that the foreign laws to which we and our products are subject, particularly in China, will become more stringent in the near future. See “Risk Factors—Risks Related to Our Business and Industry—We are subject to a variety of environmental laws that could result in liabilities.”

Competition

Our principal competitors in the Flash memory market are Intel Corporation, Samsung Electronics Co., Ltd., STMicroelectronics, Silicon Storage Technology, Inc., Macronix International Co., Ltd., Toshiba Corporation, Sharp Electronics Corp. and Renesas Technology Corp. Most of these competitors offer floating gate Flash memory devices incorporating MLC floating gate technology and we believe many of our other competitors plan to develop MLC technology.

We expect competition in the market for Flash memory devices to increase as existing manufacturers introduce new products, new manufacturers enter the market, industry-wide production capacity increases and competitors aggressively price their Flash memory products to increase market share. Furthermore, we face increasing competition from NAND Flash memory vendors in certain portions of our existing embedded and wireless market categories. We believe, however, the current development of our ORNAND architecture based on MirrorBit technology and our plans to continue to transition to more advanced process technologies will enable us to compete against NAND Flash memory vendors primarily in the wireless category in order to preserve or grow our position in the overall Flash memory market.

We believe Flash memory providers must also possess the following attributes to remain competitive:

•	strong relationships with OEMs, ODMs and contract manufacturers that are acknowledged leaders within their respective industries;

•	strong market focus to identify emerging Flash applications;

•	leadership in research and development;

•	flexibility in manufacturing capacity and utilization so as to take advantage of industry conditions through market cycles;

•	access to the financial resources needed to maintain a highly competitive technological position;

•	the ability to establish and sustain strategic relationships and alliances with key industry participants; and

•	rapid time to market for new products, meaning the time required from first conception of a new product to its commercialization.

Competitors are working on a number of new technologies, including FRAM, MRAM, polymer and phase-change based memory technologies. If successfully developed and commercialized as a viable alternative to Flash memory, these technologies could pose a competitive threat to a number of Flash memory companies, including us. In addition, we and certain of our competitors have licensed Flash memory technology called NROM technology from a third party. NROM technology has similar characteristics to our MirrorBit technology, which may allow these competitors to develop Flash memory technology that is competitive with MirrorBit technology.

Employees

As of March 27, 2005, we had approximately 7,500 employees. An aggregate of approximately 200 individuals remained employed by AMD or Fujitsu but were seconded, or made available to us, on a full-time basis. We paid AMD the expenses related to these seconded individuals and we paid the employees seconded from Fujitsu directly. We expect that substantially all of these individuals will become employees of ours or our subsidiaries in the second half 2005. Certain employees of Spansion Japan are represented by a company union. In addition, there is a collective bargaining agreement that is applicable to employees of Spansion (EMEA) in France.

Backlog

We generally manufacture and market standard lines of products. Consequently, a significant portion of our sales are made from inventory on a current basis. Sales are made primarily pursuant to purchase orders for current delivery or agreements covering purchases over a period of time. These orders or agreements may be revised or canceled without penalty. Generally, in light of current industry practice and experience, we do not believe that backlog information is necessarily indicative of actual sales for any succeeding period.

Intellectual Property and Licensing

We rely on a combination of protections provided by contracts and intellectual property rights to protect our products and technologies from unauthorized third-party copying and use. Intellectual property rights in various of our products include patents, patent applications, copyrights, trade secrets, trademarks and maskwork rights.

AMD and Fujitsu have each contributed to us various intellectual property rights pursuant to an Intellectual Property Contribution and Ancillary Matters Agreement. Under this agreement, we became owners, or joint owners with each of Fujitsu and AMD, of certain patents, patent applications, trademarks, and other intellectual property rights and technology. AMD and Fujitsu reserved rights, on a royalty-free basis, to practice the contributed patents and to license these patents to their affiliates and successors-in-interest to their semiconductor groups. AMD and Fujitsu each have the right to use the jointly-owned intellectual property for their own internal purposes and to license such intellectual property to others to the extent consistent with their non-competition obligations to us. Subject to our confidentiality obligations to third parties, and only for so long as AMD’s and Fujitsu’s ownership interest remains above a certain minimum level, we agreed to identify any of our technology to each of AMD and Fujitsu, and to provide copies of and training with respect to that technology to them. In addition, we have granted a non-exclusive, perpetual, irrevocable fully paid and royalty-free license of our rights in that technology to each of AMD and Fujitsu. Under this agreement, for as long as AMD has at least a 50 percent ownership interest in us, AMD has agreed to enforce its applicable patents to minimize, to the extent reasonably possible, any of our losses, provided that the details of the manner in which AMD enforces its patents, including which of its patents AMD enforces, is left to AMD’s reasonable discretion. AMD may grant licenses under our patents, provided that these licenses are of no broader scope than, and are subject to the same terms and conditions that apply to, any license of AMD’s patents granted in connection with such license, and the recipient of such license grants to us a license of similar scope under its patents.

In connection with our reorganization in June 2003, we granted to each of AMD and Fujitsu, and AMD and Fujitsu each granted to us, non-exclusive licenses under certain patents and patent applications of their semiconductor groups to make, have made, use, sell, offer to sell, lease, import and otherwise dispose of certain semiconductor-related products anywhere in the world. The patents and patent applications that are licensed are those with an effective filing date prior to the termination of our patent cross-license agreements. The agreements will automatically terminate on the later of June 30, 2013 and the date AMD or Fujitsu, as applicable, sells its entire equity interest in us. The agreements may be terminated by a party on a change in control of the other party or its semiconductor group. The licenses to patents under license at the time of the termination will survive until the last such patent expires.

As a subsidiary of AMD, we have been the beneficiary of AMD’s intellectual property arrangements with third parties, including patent cross-license agreements with other major semiconductor companies, such as Intel, Motorola and IBM, and licenses from third parties for technology incorporated in our products and software used to operate our business. Following the completion of this offering, we will no longer be a beneficiary under a number of these agreements. As a result, we will lose rights to use important intellectual property that we are currently licensed to use and may therefore be subject to claims that we are infringing intellectual property rights of third parties through the manufacture and sale of our products and the operation of our business. Therefore, absent negotiating our own license agreements with the third parties who own such intellectual property or obtaining consent from third parties to have those licenses assigned to us by AMD, we will be vulnerable to claims by such parties that our products or operations infringe such parties’ patents or other intellectual property rights. In addition, third parties may have refrained from asserting intellectual property infringement claims against us because we have been a majority-owned subsidiary of AMD. Following this offering, they may elect to pursue such claims against us.

Under certain patent cross-license agreements and other licenses, we believe we will continue to be a beneficiary for some period of time after the consummation of this offering while AMD continues to hold a majority of our shares entitled to vote for the election of directors. However, we expect that AMD will no longer hold a majority of such voting shares upon the conversion of the Class D common stock held by Fujitsu. The Class D common stock held by Fujitsu will convert to Class A common stock on a one-for-one basis upon the earlier of (1) the date that is one year from the consummation of this offering and (2) the date upon which our board elects to cause the Class D common stock to convert to Class A common stock, under specified circumstances. Although we believe we will be entitled to remain a beneficiary under these patent cross-license agreements and other licenses for so long as AMD continues to hold a majority of our shares entitled to vote for the election of directors, we cannot assure you that the other parties thereunder will not challenge our ability to assert rights as a beneficiary under these patent cross-license agreements and other licenses after the consummation of this offering.

With the assistance of AMD, we expect to attempt to negotiate our own agreements and arrangements with third parties for intellectual property and technology that is important to our business, including the intellectual property that we previously had access to through our relationship with AMD. We also expect to attempt to acquire new patents with the assistance of AMD, as our success in negotiating patent cross-license agreements with other industry participants will depend in large part upon the strength of our patent portfolio relative to that of the other party with which we are negotiating. If the other party benefits from an existing patent cross-license agreement with AMD, in many cases it will retain the rights that it has under that agreement even after we cease to be an AMD subsidiary, including rights to utilize the patents that AMD and Fujitsu transferred to us in connection with our reorganization in June 2003. In many cases, any such third party will also retain such rights to utilize any patents that have been issued to us or acquired by us subsequent to our reorganization and prior to our no longer being a subsidiary of AMD. Our negotiating position may therefore be impaired because the other party will already be entitled to utilize a large number, or even all, of our patents, while we no longer have the right to utilize that party’s patents. As a result, we may be unable to obtain access to the other party’s patent portfolio on favorable terms or at all. We may be unable to enter into agreements with these third parties on favorable terms or at all. These parties, and other third parties with whom we had no prior intellectual property arrangement, may file lawsuits against us seeking damages (potentially including treble damages) or an injunction against the sale of our products that incorporate allegedly infringed intellectual property or against the operation of our business as presently conducted. Such litigation could be extremely expensive and time-consuming. We cannot assure you that such litigation would be avoided or successfully concluded. The award of damages, including material royalty payments, or the entry of an injunction against the manufacture or sale of some or all of our products, would have a material adverse effect on us.

As of March 1, 2005, we had approximately 150 U.S. patents and over 200 worldwide patents as well as over 100 patent applications pending in the United States. In certain cases, we have filed corresponding applications in foreign jurisdictions. We expect to file future patent applications in both the United States and abroad on significant inventions, as we deem appropriate. In addition, under our cross license agreement with AMD, AMD granted us the right to use more than 4,000 patents that AMD owns. Similarly, under our cross license agreement with Fujitsu, Fujitsu granted us the right to use more than 7,000 patents that Fujitsu owns.

We expect that in connection with this offering, AMD and Fujitsu will sell or contribute to us additional patents and patent applications. The patents to be transferred to us include patents and patent applications covering Flash memory products and technology, the process necessary to manufacture Flash memory products, and the operation and control of Flash memory products.

Legal Proceedings

From time to time, we may become a party to litigation and subject to claims incident to the ordinary course of business. We are not currently subject to any litigation or claims that we believe will have a material adverse effect on our business. Regardless of the outcome, litigation can have an adverse impact on us because of costs, diversion of management resources and other factors.

MANAGEMENT

Executive Officers and Board of Managers of Spansion LLC

Prior to this offering, we were organized as a Delaware limited liability company, which was governed by a ten-member Board of Managers that consisted of six managers selected by AMD and four managers selected by Fujitsu. Upon our conversion from a limited liability company to a Delaware corporation, we will have a seven-member board of directors, comprised of three independent directors, two directors appointed by AMD, one director appointed by Fujitsu and one directorship held by the Chief Executive Officer of Spansion. Our executive officers and members of the board of managers, and their ages (as of April 1, 2005) and the positions they hold with us are set forth in the table below.

Name	Age	Executive Officers
Bertrand Cambou*	49	President and Chief Executive Officer, Member of Board of Managers
Jeffrey W. Davis	45	Corporate Vice President, Worldwide Sales
James E. Doran	56	Executive Vice President, Worldwide Operations, Member of Board of Managers
Thomas T. Eby	44	Executive Vice President and Chief Marketing Officer
Steven J. Geiser	36	Vice President, Chief Financial Officer and Treasurer
Kazunori Imaoka	57	Executive Vice President, Group Operations
Amir Mashkoori	43	Senior Vice President and General Manager, Wireless Business Unit
Robert C. Melendres	40	Corporate Vice President, Corporate Development, General Counsel and Secretary
Richard Previte	70	Executive Vice President and Chief Administrative Officer
Sylvia Summers	52	Senior Vice President and General Manager, Embedded Business Unit
Shinji Suzuki	58	Executive Vice President, President, Spansion Japan Limited, Member of Board of Managers
Masao Taguchi, Ph.D.	54	Executive Vice President and Chief Scientist

		Board of Managers
Toshihiko Ono	57	Chairman of Board of Managers
Kazuhiko Kato	53	Member of Board of Managers
Nobutake Matsumura	56	Member of Board of Managers
Thomas M. McCoy	54	Member of Board of Managers
Henri Richard	46	Member of Board of Managers
Robert J. Rivet	51	Member of Board of Managers
Hector de J. Ruiz	59	Member of Board of Managers

*	Individual will serve on initial board of directors of Spansion Inc. upon our conversion from Spansion LLC to Spansion Inc. as contemplated by this offering.

Bertrand Cambou has served as our President and Chief Executive Officer since July 2003. Since July 2003, he has served as a member of our Board of Managers and will serve as a director of Spansion Inc. upon the conversion of Spansion LLC to Spansion Inc. as contemplated by this offering. Since January 2002, he has also served as a vice president of AMD, first as Group Vice President of AMD’s Memory Group, and currently as an Executive Vice President. Dr. Cambou was Chief Operating Officer of Gemplus International S.A. from June 1999 to January 2002. Also during this time, he was a board member of Gemplus International S.A. and of Ingenico Ltd. Dr. Cambou’s career includes a 15-year tenure at Motorola Inc. where he held various management positions including senior vice president and general manager of the Networking and Computing system group as well as chief technical officer of the Semiconductor Sector. Dr. Cambou received his engineering degree from Supelec, Paris, and his doctorate in electrical engineering from Paris XI University. He is the author of 15 U.S. patents.

Jeffrey W. Davis has served as our Corporate Vice President of Worldwide Sales since January 2005. From September of 2003, he served at AMD as Vice President of Worldwide Sales and Operations for the Memory Products Group, after which he was promoted to Corporate Vice President of Worldwide Sales and Operations for the Memory Products Group in May 2004. From September 2001 to August 2003, Mr. Davis served at Microtune, Inc., including as Vice President of worldwide sales and marketing until January 2002, and thereafter as executive Vice President of worldwide sales and marketing. Prior to that, Mr. Davis held various positions at Motorola Semiconductor Products from 1982 to September 2001, most recently as Vice President of Sales for the Networking and Computing Systems Group, from 1999 until his departure in 2001. He holds a bachelor’s degree in electrical engineering from Arizona State University in Tempe, Arizona.

James E. Doran has served as our Executive Vice President of Worldwide Operations since April 2004. From July 2003 through April 2004, Mr. Doran was our Group Vice President of Worldwide Technology Development and Manufacturing. In addition, since July 2003, Mr. Doran has served as a member of our Board of Managers. As EVP of Worldwide Technology Development and Manufacturing, he shares responsibility for global manufacturing, technology, logistics, IT and quality control with fellow Executive Vice President, Kazunori Imaoka. From March 2001 to June 2003, Mr. Doran served as Vice President of Technology Development and Manufacturing for the AMD Memory Group. Prior to that, Mr. Doran was vice president and general manager of Advanced Micro Devices Saxony GmbH in Dresden, Germany from September 1999 to March 2001. Prior to September 1999, Mr. Doran served as Vice President Fab 25 and earlier as Vice President, Submicron Development Center (SDC) Operations. Mr. Doran joined AMD in 1990 as director of the SDC. Before joining AMD, Mr. Doran was Vice President of Operations for Paradigm Semiconductor and a fab manager at Intel Corporation. Mr. Doran holds a bachelor’s degree in physics from Northwestern University and a master’s degree in physics from the University of Wisconsin.

Thomas T. Eby has served as our Executive Vice President and Chief Marketing Officer since January 2005. He is responsible for Corporate Marketing, including Marketing Communications; Regional Marketing; and Systems Engineering. From July 2003 to December 2004, he was our Executive Vice President with responsibility for leading the integration of the former AMD and Fujitsu assets that were contributed to Spansion LLC. Since 1998, Mr. Eby has also served as a vice president of AMD, including roles as Group Vice President of AMD’s Communication Group, then as the Group Vice President of Strategy & Business Development for AMD and currently as Senior Vice President. In addition, Mr. Eby has also held a wide range of sales and marketing positions both in the U.S. and Europe. Mr. Eby holds a bachelor’s degree in electrical engineering and computer sciences from Princeton University.

Steven J. Geiser has served as our Vice President, Chief Financial Officer and Treasurer since July 2003. Prior to that role, Mr. Geiser held various positions at AMD. From July 2002 until July 2003, he served as Vice President of Finance for AMD’s Memory Group. From May 2000 to June 2002, he served as Director of Finance for AMD’s Memory Group, and from April 1999 to April 2000, he served as Finance Manager for AMD’s Memory Group. Before assuming these positions, Mr. Geiser was the domestic financial controller for AMD’s final manufacturing operations. Mr. Geiser holds a bachelor’s degree in electrical engineering from the University of California, Los Angeles and a master’s degree in business administration from the University of Southern California.

Kazunori Imaoka has served as our Executive Vice President of Group Operations since December 2004. In his current position, he shares responsibilities for global manufacturing, technology, logistics, IT and quality with James Doran. Prior to his executive role with us, Mr. Imaoka was our Group Vice President from June 2003 to December 2004. Mr. Imaoka also served as Executive Vice President of Fujitsu AMD Semiconductor Limited, the former manufacturing joint venture between AMD and Fujitsu from June 2002 to June 2003. From 1993 to June 2003, Mr. Imaoka worked in all aspects of manufacturing and production for Fujitsu, including as Director of the Product Engineering Department and Director of the Process Engineering Department at Fujitsu. He holds a bachelor’s degree in applied physics from Yamaguchi University and a master’s degree in applied physics from Nagoya University, Japan.

Amir Mashkoori has served as our Senior Vice President and General Manager of the Wireless Solutions Division since May 2004. Prior to that, from July 2003, he served as our Vice President and General Manager of the Wireless Solutions Division. From January 1999 through June 2004, Mr. Mashkoori served as Vice President for Memory Group Operations at AMD. Mr. Mashkoori was also a Director for AMD’s Memory Group Operations from April 1994 until November 1995, and held other positions going back to December 1978. From 1996 to 1998, Mr. Mashkoori served at Trident Microsystems Inc., first as Vice President of Operations, and then as Senior Vice President of Operations and Business Development. Mr. Mashkoori received both a bachelor’s degree in business and an MBA from San Jose State University.

Robert C. Melendres has served as our Corporate Vice President, Corporate Development, General Counsel since January 2005. He was elected as our Secretary in March 2005. From July 2002 to January 2005, Mr. Melendres served at AMD in various management positions responsible for business development, most recently as the Corporate Vice President, Business Development. Prior to joining AMD, Mr. Melendres served in various senior management positions, including president and general counsel of WebGain, Inc. from July 2000 to July 2002. He also served as director of Worldwide Contracts and Business Practices for IBM, and IBM legal counsel from June 1993 to July 2000. Mr. Melendres holds a bachelor’s degree in Economics from the University of California at Los Angeles and a juris doctorate from Harvard Law School.

Richard Previte has served as our Executive Vice President and Chief Administrative Officer since January 2005. He oversees our finance, human resources and legal operations. Mr. Previte served as AMD’s Vice Chairman from 1999 until December 2000. From December 2000 until 2002, Mr. Previte was the Chairman and Chief Executive Officer of MarketFusion Inc. Mr. Previte served as AMD’s president from 1990 to 1999, when he was named Vice Chairman of AMD’s board of directors. From 1989 to 1990, he served as Executive Vice President and Chief Operating Officer for AMD. Prior to that he had been Senior Vice President, Vice President and Director of Finance and Treasurer for AMD. Since 1999 Mr. Previte has served on the Board of Directors of Exar Corporation. Mr. Previte holds a bachelor’s degree and master’s degree in business from San Jose State University.

Sylvia Summers has served as our Senior Vice President and General Manager of the Embedded Business Unit since March 2004. From July 2003 through March 2004 she was our Vice President and General Manager of the Embedded Business Unit. In these roles, she oversees all marketing, platform engineering, infrastructure development and program management functions for the Embedded Business Unit. Prior to joining Spansion, from March 2003 through July 2003, Ms. Summers served as Vice President and General Manager of the Embedded Business Unit for AMD’s Memory Products business. Prior to joining AMD, from August 2001 to May 2002, Ms. Summers served as President and Chief Executive Officer of Silvan Networks. Ms. Summers served as group vice president and general manager for the Public Access Management Network Services Group at Cisco Systems from November 1999. Ms. Summers was vice president and general manager of the Multiplatform Group at Storage Technology Corporation from May 1997 to June 1999. She has also held senior-level management positions in systems businesses at Group Bull, Thomson CSF-RCM Division, and Matra Datasystems. She currently serves as a member of the board of Riverstone Networks Inc. She holds a bachelor’s degree in electrical engineering from Ecole Polytecnique Feminine in France, a master’s degree in electrical engineering from the University of California, Berkeley and a master’s degree in business administration from Thomson CSF in France.

Shinji Suzuki has served as our Executive Vice President and President of Spansion Japan Limited since July 2003. Mr. Suzuki has also served as a member of our Board of Managers since July 2003. Before joining Spansion, he had been General Manager of Administration and Production Planning at Fujitsu since June 2002. Prior to that he had served as Senior Vice President for Fujitsu’s Electronics Devices Group and lead the SCM project for its Logic and Memory business since 1998. Mr. Suzuki was General Manager of Business Planning in Fujitsu’s Memory Business Unit and then its entire Electronics Devices Group, from 1994 to May 2002. From 1991 until 1994, he was Director of Production Planning in Fujitsu’s Semiconductor group for both Logic and Memory and prior to that he held various positions within Fujitsu’s Electronic Devices Group relating to accounting/finance in Fujitsu’s manufacturing facility in Aizu-Wakamatsu, Japan, its assembly facility in San Diego, California and its San Jose sales office. Mr. Suzuki has a bachelor’s degree in political science from the Tokyo University in 1972.

Masao Taguchi has served as our Executive Vice President and Chief Scientist since January 2005. Dr. Taguchi has held many management positions within Fujitsu, including Chief Research Scientist of the Semiconductor Devices Laboratory and Director of the Product Development Division within the Electron Devices Group. In 1998, he was appointed Deputy General Manager of the DRAM division and, in April 2000, General Manager of the System Memory Division. In July 2003, Dr. Taguchi joined the core team responsible for our reorganization in cooperation with AMD. He began as Group Vice President and Chief Marketing Officer for Spansion in July 2003. He also sits on the Spansion Japan board. Dr. Taguchi holds bachelor’s, master’s and doctorate degrees in electronic engineering from the Tokyo Institute of Technology in Tokyo, Japan.

Toshihiko Ono has served as the Chairman of our Board of Managers since July 2003. Since June 2004, Mr. Ono has also served as a board member of Fujitsu and as a Corporate Executive Vice President of Fujitsu, and as the President of Fujitsu’s Electronic Devices Business Group. From April 2003 to June 2004, Mr. Ono served as Fujitsu’s Corporate Senior Vice President and as the Group President of Fujitsu’s Electronic Devices Business Group and its LSI Group. Mr. Ono served as Fujitsu’s Corporate Vice President and the Group President of its LSI group from June 2002 to April 2003. Prior to that, Mr. Ono served as the Group Executive Vice President of the Electronic Devices Group from April 2000 to June 2002. Mr. Ono first began his career at Fujitsu in 1973, and served in various positions, including Group Senior Vice President and Group Executive Vice President of its LSI Group. Mr. Ono received a bachelor’s degree in engineering from Chiba University, Japan.

Kazuhiko Kato has served as a member of our Board of Managers since July 2003. Since May 2003, Mr. Kato has also served as Vice General Manager, President’s Office and as a Corporate Vice President of Fujitsu, a General Manager of its Corporate Planning & Business Development Office and a General Manager of its Group Pension Management Office. During this period, Mr. Kato assumed the role of Vice General Manager, President’s Office in April 2004. From June 2002 until May 2003, besides also serving as Fujitsu’s General Manager of its Corporate Planning Office and as a Corporate Vice President, Mr. Kato served as a General Manager in its Finance Division. Prior to that, Mr. Kato served as a member of the board of Fujitsu from June 2001 to April 2002. He also served as the General Manager of the Corporate Strategy Office from June 2001 to January 2002. From June 1996 to June 2001, Mr. Kato served as the General Manger of the Controller and Accounting Division at Fujitsu. Mr. Kato first joined Fujitsu Limited in 1976. Mr. Kato received both a bachelor’s degree in commerce and a master’s degree in accounting from Keio University, Japan.

Nobutake Matsumara has served as a member of our Board of Managers since July 2003. Since June 2002, Mr. Matsumara has also served as a Corporate Vice President of Fujitsu, and as the President, Marketing & Sales Unit of its Electronic Devices Business Group. Prior to that, from April 2001 to April 2002, Mr. Matsumura served as the Group Executive Vice President of the Electronic Devices Business Group. Before this position, Mr. Matsumura served as Group Senior Vice President of its LSI Products Group from December 1997 to April 2001. Mr. Matsumura first joined Fujitsu in 1972, and served in various positions including Director, Design Department II of its Electronic Devices Group and Director, Applied System LSI Division II of its Logistic LSI Group. Mr. Matsumara received a bachelor’s degree in engineering from Tohoku University, Japan.

Thomas M. McCoy has served as a member of our Board of Managers since July 2003. Mr. McCoy also serves as Executive Vice President, Legal Affairs, and Chief Administrative Officer of AMD. From 2000 until December 2003, when he was appointed as Chief Administrative Officer, Mr. McCoy served as AMD’s Senior Vice President, General Counsel. From 1995 until April 2003, Mr. McCoy also served as AMD’s Secretary. Since 1995, Mr. McCoy has served as director of various Spansion subsidiaries. Before his appointment as Senior Vice President, Mr. McCoy held the office of Vice President, General Counsel of AMD from 1995 to

1998. From 1977 until joining AMD in 1995, Mr. McCoy was with the law firm of O’Melveny & Myers where he practiced law, first as an associate and then as a partner.

Henri Richard has served as a member of our Board of Managers since July 2003. Mr. Richard is AMD’s Chief Sales and Marketing Officer. Mr. Richard joined AMD in April 2002 as Group Vice President, Worldwide Sales. He was promoted to Senior Vice President in May 2003, became an executive officer in February 2004 and the Chief Sales and Marketing Officer in April 2005. From September 2000 until April 2002, Mr. Richard was Executive Vice President of Worldwide Field Operations at WebGain, Inc., a privately held provider of Java software for Fortune 500 companies. Mr. Richard was President of the Computer Products Group at Bell Microproducts from April 2000 to August 2000 and Vice President, Worldwide Sales and Support for IBM’s Technology Group from December 1997 to April 2000.

Robert J. Rivet has served as a member of our Board of Managers since July 2003. Mr. Rivet is AMD’s Executive Vice President and Chief Financial Officer. Since 2001, Mr. Rivet has served as director of various Spansion subsidiaries. Before joining AMD in October 2000, he had served as Senior Vice President and Director of Finance of the Semiconductor Products Sector of Motorola since 1997. Mr. Rivet joined Motorola in 1976 as a senior financial analyst and senior accountant and from 1981 to 1997, he served in a number of positions in semiconductor operations.

Hector de J. Ruiz has served as a member of our Board of Managers since July 2003. Dr. Ruiz is currently the Chairman of the Board, President and Chief Executive Officer of AMD. Dr. Ruiz joined AMD as President and Chief Operating Officer in January 2000 and became AMD’s Chief Executive Officer in April 2002. Before joining AMD, Dr. Ruiz served as President of the Motorola, Inc. Semiconductor Products Sector since 1997. From 1991 to 1995, Dr. Ruiz was Senior Vice President and General Manager of Motorola’s paging and messaging businesses and in 1996 became Executive Vice President and General Manager of those businesses. Dr. Ruiz joined Motorola in 1977 and, from 1977 to 1991, he held various executive positions in Motorola’s Semiconductor Products Sector. Before joining Motorola, Dr. Ruiz worked at Texas Instruments, Inc. from 1972 to 1977. Dr. Ruiz is a member of the Board of Directors of Advanced Micro Devices, Inc. and Eastman Kodak Company.

Board Composition and Committees

As Spansion LLC, we were governed by a ten-member Board of Managers. Upon the consummation of this offering, we will be converted from Spansion LLC to Spansion Inc. As Spansion Inc., we anticipate having a board of directors comprised of seven members, of which three members will be independent directors, two directors will be elected by AMD, one director will be elected by Fujitsu and one director will initially be the Chief Executive Officer of Spansion Inc. We will be exempt from the Nasdaq requirement that a majority of our board be comprised of independent directors because we will be considered a “controlled company.”

Immediately after this offering, we expect to have at least five members in place to serve as members of our Board of Directors, comprised of Dr. Cambou, two directors elected by AMD, one director elected by Fujitsu and an independent director. We are currently conducting a search to find independent candidates to fill the remaining vacancies on the Board. Upon the filling of these vacancies, we will appoint the three independent directors to serve on our Board’s audit committee, compensation committee and nominating and corporate governance committee.

Audit Committee

The audit committee will consist of three independent directors. The audit committee will assist the board by: (1) overseeing our accounting and financial reporting processes and the audits of our financial statements; and (2) reviewing the financial information to be provided to our stockholders and others. Among other duties specified in its written charter, the audit committee:

•	will have authority to select, oversee, approve the compensation of, and where appropriate, replace our independent auditors;

•	will pre-approve all audit and permissible non-audit services provided by our independent auditors; and

•	will review our audited financial statements, public filings and earnings press releases prior to issuance, filing or publication.

Our board of directors expects that at least one member of our audit committee will qualify as an audit committee financial expert as currently defined under SEC rules and regulations and the other members of our audit committee will satisfy the financial literacy requirements for audit committee members under these rules and regulations.

Compensation Committee

The compensation committee will consist of three independent directors. The principal functions of the compensation committee are to:

•	review our compensation strategy;

•	review the design of the compensation program;

•	oversee the administration of the compensation plans;

•	monitor and oversee the career development of executives and key employees;

•	annually establish performance commitments for our chief executive officer, other executive officers and key management; and

•	review performance annually and determine the individual elements of total compensation for our chief executive officer and other designated executives.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee will consist of at least two independent directors. The principal responsibilities of this committee are to:

•	approve nominations and recommend to the board candidates for all directorships to be filled by the stockholders or the board;

•	approve nominations and recommend to the board directors to fill seats on committees of the board and directors to be designated as chairs of such committees;

•	recommend removal of directors when such removal is warranted prior to the expiration of their term of office;

•	develop board membership criteria, including, without limitation, criteria relating to experience, judgment, skills, diversity, age, and service on other boards;

•	review the performance of the board periodically and, as appropriate, make recommendations to the board regarding its composition, functions, compensation, and committees; and

•	oversee compliance with our corporate governance guidelines.

Compensation Committee Interlocks and Insider Participation

Our compensation committee will make all compensation decisions regarding the executive officers. None of our executive officers serve on the compensation committee or board of directors of any other company of which any of the members of the compensation committee or the board of directors is an executive officer.

AMD Stock Ownership of Board of Managers and Executive Officers

The table below shows the number of shares of AMD common stock beneficially owned as of March 27, 2005, by our current members of our Board of Managers, by each of our executive officers listed in the Summary Compensation Table below, by our Executive Vice President and Chief Administrative Officer and by all of our managers and executive officers as of March 27, 2005 as a group. Except as otherwise indicated, each person has sole investment and voting power with respect to the shares of AMD common stock shown as beneficially owned. Ownership information is based upon information provided by the individuals. No individual own any shares or other equity interest in Spansion.

Name	Amount and Nature of Beneficial Ownership(1)(2)	Percent (3)
Bertrand F. Cambou	256,942	*
James E. Doran	328,456	*
Thomas T. Eby	276,740	*
Kazuhiko Kato	—	*
Amir Mashkoori	66,366	*
Nobutake Matsumura	—	*
Thomas M. McCoy	783,387	*
Toshihiko Ono	—	*
Richard Previte	1,000	*
Henri Richard	182,525	*
Robert J. Rivet	625,381	*
Hector de J. Ruiz	3,175,082	*
Sylvia Summers	44,000	*
Shinji Suzuki	37,708	*
All managers and executive officers as a group (18 persons)	5,865,911	1.49%

*	Less than one percent
(1)	Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of common stock subject to options that are exercisable or will become exercisable within 60 days of March 27, 2005 are deemed to be outstanding and to be beneficially owned by the person holding the options for the purpose of computing the percentage ownership of the person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Some of the individuals may share voting power with regard to the listed shares with their spouses.
(2)	Includes beneficial ownership of the following number of shares that may be acquired because stock options are vested or will vest by May 26, 2005 (within 60 days of March 27, 2005) pursuant to AMD’s stock option plans:

Bertrand F. Cambou	247,510	shares
James E. Doran	262,440	shares
Thomas Eby	272,818	shares
Kazuhiko Kato	—
Amir Mashkoori	62,251	shares
Nobutake Matsumura	—
Thomas M. McCoy	764,729	shares
Toshihiko Ono	—
Richard Previte	—
Henri Richard	178,546	shares
Robert J. Rivet	600,007	shares
Dr. Hector de J. Ruiz	3,004,207	shares
Sylvia Summers	44,000	shares
Shinji Suzuki	37,708	shares
All managers and executive officers as a group	5,561,209	shares
(3)	Based on 394,704,114 shares of AMD common stock outstanding as of March 27, 2005.

Compensation Plan for Non-Employee Independent Directors

We are currently considering the amounts and types of consideration to pay our non-employee independent directors. We anticipate that we will pay an annual retainer to each non-employee independent director, and will pay the chairs of the audit committee and compensation committee additional annual amounts for their service in those positions. We also anticipate reimbursing directors, and in certain circumstances spouses who accompany directors, for travel, lodging and related expenses they incur in attending board of director and committee meetings. We anticipate granting each non-employee independent director awards under our contemplated equity incentive plan.

Executive Compensation

The following table sets forth information concerning the compensation received for services by our chief executive officer and each of our four other most highly compensated executive officers, collectively referred to as the “named executive officers” in this prospectus, for fiscal 2004.

Summary Compensation Table

		Annual Compensation			Long-Term Compensation			All Other Compensation(4)
					Awards
Name and Principal Position	Year	Salary	Bonus(1)	All Other Annual Compensation(2)	Restricted Stock Awards	Securities Underlying Options/SARs	LTIP Payouts(3)
Bertrand F. Cambou	2004	$458,201	$144,369	$—	$—	150,000	$—	$11,188
James E. Doran	2004	354,670	79,723	—	—	82,500	—	17,932
Sylvia Summers	2004	346,025	53,286	—	—	30,000	—	11,496
Thomas T. Eby	2004	341,118	54,081	—	—	75,000	—	16,584
Amir Mashkoori	2004	334,737	53,175	—	—	30,000	—	15,179

(1)	Includes cash profit sharing in the following amounts:

	Cambou	Doran	Summers	Eby	Mashkoori
2004	$4,342	$3,365	$3,286	$4,081	$3,175

(2)	We provide our executive officers with a car allowance and we reimburse certain financial planning expenses related to tax preparation and estate planning. For each of these executive officers, the total amount is less than $50,000 for 2004.

(3)	For all executive officers, no payout will be made from AMD’s LTIP for 2004 until sufficient operating profits exist. The 2004 amounts will be carried over for three years. If not paid in that time, they will be forfeited.

(4)	Includes matching contributions to our 401(k) Plan in the following amounts:

	Cambou	Doran	Summers	Eby	Mashkoori
2004	$6,150	$6,150	$5,150	$6,150	$6,150

Includes deferred profit sharing in the following amounts:

	Cambou	Doran	Summers	Eby	Mashkoori
2004	$2,548	$2,548	$2,548	$2,630	$2,548

Includes our matching contributions to the deferred compensation program in the following amounts:

	Cambou	Doran	Summers	Eby	Mashkoori
2004	$—	$—	$—	$—	$525

Includes imputed income from term life insurance provided by us in the following amounts:

	Cambou	Doran	Summers	Eby	Mashkoori
2004	$1,710	$2,286	$2,979	$600	$775

Includes premiums paid for individual insurance policies by us in the following amounts:

	Cambou	Doran	Summers	Eby	Mashkoori
2004	$780	$6,949	$780	$7,204	$5,182

Option Grants of AMD Common Stock to Executive Officers

The following table sets forth information concerning the stock option grants received for services by our named executive officers for fiscal 2004 with respect to shares of AMD common stock.

Option/SAR Grants Table

	Number of Securities Underlying Options Granted(1)	% of Total Options Granted to Employees in Fiscal Year	Exercise Price Per Share	Expiration Date	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation For Option Term(2)
Name					5%	10%
Bertrand F. Cambou	37,500 37,500 37,500 37,500	0.14 0.14 0.14 0.14%	$14.64 14.22 11.33 15.50	02/02/14 04/30/11 07/28/11 10/25/11	$345,263 217,086 172,967 236,627	$874,965 505,903 403,086 551,442

James E. Doran	37,500	0.14	14.64	02/02/14	345,263	874,965
	15,000	0.06	14.22	04/30/11	86,834	202,361
	15,000	0.06	11.33	07/28/11	69,187	161,234
	15,000	0.06	15.50	10/25/11	94,651	220,577

Sylvia Summers	10,000 10,000 10,000	0.04 0.04 0.04	14.22 11.33 15.50	04/30/11 07/28/11 10/25/11	57,890 46,124 63,100	134,907 107,490 147,051

Thomas T. Eby	37,500	0.14	14.64	02/02/14	345,263	874,965
	12,500	0.05	14.22	04/30/11	72,363	168,634
	12,500	0.05	11.33	07/28/11	57,656	134,362
	12,500	0.05	15.50	10/25/11	78,876	183,814

Amir Mashkoori	10,000 10,000 10,000	0.04 0.04 0.04	14.22 11.33 15.50	04/30/11 07/28/11 10/25/11	57,890 46,124 63,100	134,907 107,490 147,051

(1)	Subject to the treatment of AMD options as described below in “—Treatment of AMD Options,” for all optionees: Each option granted before April 29, 2004 has a 10-year term. Each option granted on or after April 29, 2004 has a seven-year term. Each option is subject to earlier termination upon the optionee’s termination of employment, death or disability. The exercise price may be paid in cash or in previously owned shares. Withholding taxes due on exercise may be paid in cash, with previously owned shares or by having shares withheld. Except as provided in any employment agreement or change in control agreement, the options vest only if the executive is employed by us on the vesting date. The stock options granted to the officers named above vest as follows:

Name	Grant	Vest 5/01/04	Vest Monthly Until 5/01/06	Vest Monthly Until 5/01/07	Vest 4/30/05	Vest Monthly Until 4/30/08
Bertrand F. Cambou	37,500 37,500 37,500 37,500	12,502 — — —	24,998 — — —	— — — —	— 12,502 12,502 12,502	— 24,998 24,998 24,998

Name	Grant	Vest 5/01/04	Vest Monthly Until 5/01/06	Vest Monthly Until 5/01/07	Vest 4/30/05	Vest Monthly Until 4/30/08
James E. Doran	37,500	9,375	—	28,125	—	—
	15,000	—	—	—	3,750	11,250
	15,000	—	—	—	3,750	11,250
	15,000	—	—	—	3,750	11,250

Sylvia D. Summers	10,000 10,000 10,000	— — —	— — —	— — —	2,500 2,500 2,500	7,500 7,500 7,500

Name	Grant	Vest 5/01/04	Vest Monthly Until 5/01/07	Vest 4/30/05	Vest Monthly Until 4/30/08
Thomas Eby	37,500 12,500 12,500 12,500	9,375 — — —	28,125 — — —	— 3,125 3,125 3,125	— 9,375 9,375 9,375

Amir Mashkoori	10,000	—	—	2,500	7,500
	10,000	—	—	2,500	7,500
	10,000	—	—	2,500	7,500

Upon an optionee’s termination of employment, options may be exercised only to the extent exercisable on the date of such termination of employment. Upon an optionee’s death or disability, certain options that vest during the year of death or disability may become exercisable. Options may also become fully exercisable upon a change in control of AMD as that term is defined under AMD’s stock incentive plans.

(2)	The 5 percent and 10 percent assumed rates of annual compound stock price appreciation are mandated by rules of the Securities and Exchange Commission and do not represent our estimate or projection of future prices of our common stock.

Exercise of Stock Options

The following table sets forth information regarding the value of remaining AMD options held by our named executive officers on December 26, 2004.

Aggregated Option Exercises in Fiscal 2004 and Fiscal Year-End Option Values

Name	Number of Shares Acquired on Exercise	Value Realized(1)	Number of Securities Underlying Unexercised Options at 12/26/04		Value of Unexercised In-The-Money Options at 12/26/04(1)
			(Exercisable)	(Unexercisable)	(Exercisable)	(Unexercisable)
Bertrand F. Cambou	37,501	$411,821	146,669	228,330	$508,405	$1,776,455
James E. Doran	37,750	551,455	229,747	104,667	2,599,622	887,967
Sylvia Summers	0	0	28,000	72,000	462,840	940,760
Thomas Eby	20,000	252,950	249,546	105,727	2,482,335	887,452
Amir Mashkoori	49,281	502,236	43,782	84,016	336,686	1,021,570

(1)	Value for these purposes is based solely on the difference between market value or sale value of underlying shares on the applicable date (i.e., date of exercise or fiscal year-end) and the exercise price of options times the number of shares covered by the options.

Employment Agreements and Change in Control Agreements

Currently, we have no employment agreements with any of our executive officers. We expect to enter into a written employment agreement with Dr. Bertrand Cambou pursuant to which he will continue to serve as our Chief Executive Officer.

We hired Mr. Previte, our Executive Vice President and Chief Administrative Officer, in January 2005. As part of his employment, we will pay him severance equal to the sum of (i) prorated executive bonus and equity compensation through the date of termination and (ii) six months salary and benefits (or equivalent cash consideration) at the rate then in effect if he is terminated other than for cause prior to December 31, 2006. This severance payment is subject to Mr. Previte’s execution of a separation and release agreement. Mr. Previte’s current annual salary is $460,000 and a target annual executive bonus of 50 percent of his salary. Equity compensation has not yet been determined.

Existing Employee Benefit Plans

At the completion of this offering we will be a participating employer in the following AMD-sponsored employee benefit plans, at least through the end of 2005:

•	medical & dental;

•	disability;

•	401(k)/profit sharing; and

•	life insurance.

Also, certain employees of Spansion Japan are enrolled in either a defined benefit pension plan, or a lump-sum retirement benefit plan sponsored by Fujitsu, or both. We are required to fund those proportional benefit obligations attributable to our employees enrolled in these plans. We will withdraw from the plans at the end of 2005.

Profit sharing contributions to the 401(k) plan will be based solely on the profit performance of Spansion.

Our employees will no longer participate in the AMD Employee Stock Purchase Plan. They will participate instead in the new Spansion Inc. Employee Stock Purchase Plan.

Treatment of AMD Options

At the completion of this offering, our employees may continue to hold both vested and unvested AMD stock options. The terms of the AMD 2004 Equity Incentive Plan provide that our employees will continue to vest in their unvested AMD stock options until such time as AMD’s aggregate ownership interest in us falls below 30 percent of common shares outstanding. We do not anticipate that AMD’s ownership interest in Spansion will immediately decline to that level following this offering. As a result, our employees will hold, and continue to vest in, their AMD stock options.

We reimburse AMD for these options based on an agreed amount equal to the grant-date fair value of the stock options calculated using the Black-Scholes valuation model, less a 15 percent discount (the “grant-date value”). We record a liability for amounts due to AMD under this arrangement with a corresponding reduction to members’ capital.

Through December 26, 2004, AMD granted stock options to our employees with a grant-date value of approximately $10.2 million. We paid AMD approximately $0 and $1.4 million for stock options during fiscal 2003 and fiscal 2004, respectively. Our outstanding liability to AMD as of December 26, 2004 was approximately $8.8 million. Reimbursements to AMD are payable in sixteen equal quarterly installments which commence on the last day of the quarter following the quarter in which the stock options are granted.

Equity Incentive Plan

In connection with this offering, we intend to establish an equity incentive plan with the goal of promoting our long-term growth and profitability by providing us with the tools to remain competitive in attracting and retaining employees. We expect that our equity incentive plan will provide for grants or awards of nonstatutory stock options, stock appreciation rights, restricted stock awards and restricted stock units to our employees, directors, consultants and employees of participating subsidiaries.

Employee Stock Purchase Plan

In connection with this offering, we intend to establish an employee stock purchase plan with the purpose of providing our employees (including officers) and employees of our participating subsidiaries with an opportunity to purchase our common stock through payroll deductions.

Officer Incentive Plan

We will provide short- and long-term cash incentives for officers which, taken together with the remaining elements of their compensation, will represent a competitive compensation program. For 2005, our officers will continue to participate in the existing AMD Vice President Performance Recognition Plan, with specific revenue, revenue growth, operating profit, return on equity and individual performance objectives, some of which relate specifically to Spansion performance. We anticipate introducing a new plan beginning in 2006, covering both annual and three-year performance against specific objectives. Our officers will be entitled to consideration for their participation in full or partial three-year performance cycles under AMD’s Long Term Performance Plan, for any three-year cycles ending in 2005, 2006 and 2007.

Limitations on Director and Officer Liability and Indemnification

Prior to completion of the offering, we intend to enter into separate indemnification agreements with each of our directors and executive officers that provide the maximum indemnity allowed to directors and executive officers by Section 145 of the Delaware General Corporation Law and which allow for certain additional procedural protections. We intend to enter into indemnification agreements with any new directors and executive officers in the future. For information on the indemnification of our officer and directors, see “Description of Capital Stock—Exculpation and Indemnification of Directors and Officers.”

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

We have provided below a summary description of the various agreements between Spansion LLC and AMD and Fujitsu that relate to our operations. This description, which summarizes the material terms of these agreements, is not complete. You should read the full text of these agreements, which have been included as exhibits to the registration statement of which this prospectus is a part. References in this section to AMD and Fujitsu include their respective subsidiaries and references to our company include our subsidiaries.

Overview

We are currently party to several agreements that we entered into with AMD and Fujitsu in connection with our reorganization as Spansion LLC as of June 30, 2003. In connection with this offering, many of these agreements will be amended and restated, or terminated, to reflect, among other things, the conversion of Spansion LLC to Spansion Inc. These agreements include:

•	the Amended and Restated Limited Liability Operating Agreement;

•	the Fujitsu Distribution Agreement;

•	the AMD Distribution Agreement;

•	the Margin Split Agreement;

•	the Intellectual Property Contribution and Ancillary Matters Agreement;

•	the Fujitsu–Spansion Patent Cross License Agreement;

•	the AMD–Spansion Patent Cross License Agreement;

•	the Non-Competition Agreement;

•	various service agreements;

•	the Remediation Agreement;

•	various promissory notes made by Spansion LLC in favor of AMD or Fujitsu; and

•	guarantees by AMD and Fujitsu of our financial obligations.

Amended and Restated Limited Liability Company Operating Agreement

In connection with our reorganization as Spansion LLC, we, AMD and Fujitsu entered into an Amended and Restated Limited Liability Company Operating Agreement, pursuant to which our operations were governed up to the time of this initial public offering. Under the Operating Agreement, we were governed by a ten-member board of managers, of which AMD appointed six managers and Fujitsu appointed four managers. In connection with the conversion from a limited liability company to a corporation pursuant to this initial public offering, this Limited Liability Company Operating Agreement will be terminated, and going forward Spansion Inc. will be operated as a Delaware corporation in accordance with its certificate of incorporation and bylaws. For more information, see “Description of Capital Stock.”

Fujitsu Distribution Agreement

We and Fujitsu are party to the Fujitsu Distribution Agreement, pursuant to which Fujitsu acts as our sole distributor for sales of our products in Japan and with respect to certain customer accounts associated with Fujitsu. Fujitsu also acts as a distributor throughout the rest of the world, other than Europe and the Americas and with respect to customer accounts associated with AMD. We license use of the Spansion trademark to Fujitsu so that our products are sold under our own brand name. We also indemnify Fujitsu from and against any third-party action claiming our products infringe upon a third-party’s intellectual property rights up to the amounts paid to Fujitsu by their customers for the affected products.

Under the Fujitsu Distribution Agreement, our prices are based on Fujitsu’s sales prices to their customers, less an agreed-upon distribution margin. We have the right, subject to certain exceptions where Fujitsu’s consent is required, to appoint additional distributors to sell our products outside of Japan. Our right to appoint additional distributors to sell products in Japan or to sell to certain accounts associated with Fujitsu is subject to Fujitsu’s consent for so long as Fujitsu’s ownership interest in us remains above 25 percent. Fujitsu has agreed to use its best efforts to promote the sale of our products in Japan and to certain customers served by Fujitsu. In the event that we reasonably determine that Fujitsu’s sales performance in Japan and with respect to certain customer accounts associated with Fujitsu is not satisfactory based on specified criteria, then we have the right to require Fujitsu to propose and implement an agreed-upon corrective action plan. If we reasonably believe that the corrective action plan is inadequate, we can, in specific situations, take steps to remedy deficiencies ourselves through means that include appointing another distributor as a supplementary distributor to sell products in Japan or to certain customers served by Fujitsu. Fujitsu is entitled to up to 35 percent of our quarterly production volume in short supply situations. That percentage is subject to reduction based on Fujitsu’s level of ownership in us and its level of purchases in previous quarters. We and Fujitsu can mutually agree to terminate the Fujitsu Distribution Agreement at any time. Either party can terminate the agreement for a material breach of performance thereunder after a failure to cure the breach within 120 days. We also have the right to terminate the agreement upon 90 days notice if Fujitsu’s ownership interest in us falls below ten percent.

In April 2005, we reached an understanding with Fujitsu, among other things, to reduce the distribution margin currently earned by Fujitsu on the sale of our products and to reduce Fujitsu’s ownership percentage thresholds to reflect the dilution in Fujitsu’s ownership interest resulting from this offering. Accordingly, we expect to amend the Fujitsu Distribution Agreement.

AMD Distribution Agreement

In April 2005, we reached an understanding with AMD that AMD’s sales force responsible for selling our products and related personnel will be transferred to us and, thereafter, we will sell directly to AMD’s current customers, as well as potential customers not served by Fujitsu. As a result, we expect that the AMD Distribution Agreement described below will be terminated.

We and AMD are party to the AMD Distribution Agreement, pursuant to which AMD acts as our sole distributor for sales of our products in the Americas and Europe and certain customer accounts associated with AMD. AMD also acts as a distributor throughout the rest of the world except in Japan and with respect to customer accounts associated with Fujitsu, which are served by Fujitsu. We license use of the Spansion trademark to AMD so that our products are sold under our own brand name. We also indemnify AMD from and against any third-party action claiming our products infringe upon a third-party’s intellectual property rights up to the amounts paid to AMD by their customers for the affected products.

Under the AMD Distribution Agreement, our prices are based on AMD’s sales prices to their customers, less an agreed-upon distribution margin. We have the unconditional right to appoint additional distributors to sell our products outside of the Americas and Europe. Our right to appoint additional distributors to sell products in the Americas and Europe or to sell to certain customers served by AMD is subject to AMD’s consent for so long as AMD’s ownership interest in us remains above 25 percent. AMD has agreed to use its best efforts to promote the sale of our products in the Americas and Europe and to certain customers served by AMD. In the event that we reasonably determine that AMD’s sales performance in the Americas and Europe and to certain customers served by AMD is not satisfactory based on specified criteria, then we have the right to require AMD to propose and implement an agreed-upon corrective action plan. If we reasonably believe that the corrective action plan is inadequate, we can, in specific situations, take steps to remedy deficiencies ourselves through means that include appointing another distributor as a supplementary distributor to sell products in the Americas and Europe and to customers served by AMD. AMD is entitled to up to 35 percent of our quarterly production volume in short supply situations. That percentage is subject to reduction based on AMD’s level of ownership in us and its level of purchases in previous quarters. We and AMD can mutually agree to terminate the AMD Distribution

Agreement at any time. Either party can terminate the agreement for a material breach of performance thereunder after a failure to cure the breach within 120 days. We also have the right to terminate the agreement upon 90 days notice if AMD’s ownership interest in us falls below ten percent.

Margin Split Agreement

In April 2005, as a result of the anticipated termination of the AMD Distribution Agreement we reached an understanding with AMD and Fujitsu that the Margin Split Agreement described below will be terminated. In connection with their roles as sole distributors of our products, AMD and Fujitsu entered into a Margin Split Agreement with us whereby they share distribution margins resulting from sales of our products that involve the efforts of both Fujitsu and AMD under certain circumstances. Under this agreement, AMD and Fujitsu may provide to each other referrals of potential customers for sales of products by the other distributor. AMD and Fujitsu may also perform design-in work on products to be sold by the other distributor. In return for each referral or design-in, Fujitsu and AMD agree to pay each other a portion of the distribution margin they earn on the end sale of our products to their customers.

Intellectual Property Contribution and Ancillary Matters Agreement

AMD and Fujitsu have each contributed to us various intellectual property rights pursuant to an Intellectual Property Contribution and Ancillary Matters Agreement. Under this agreement, we became owners, or joint owners with each of Fujitsu and AMD, of certain patents, patent applications, trademarks, and other intellectual property rights and technology. AMD and Fujitsu reserved rights, on a royalty-free basis, to practice the contributed patents and to license these patents to their affiliates and successors-in-interest to their semiconductor groups. AMD and Fujitsu each have the right to use the jointly-owned intellectual property for their own internal purposes and to license such intellectual property to others to the extent consistent with their non-competition obligations to us. Subject to our confidentiality obligations to third parties, and only for so long as AMD’s and Fujitsu’s ownership interest remains above a certain minimum level, we agreed to identify any of our technology to each of AMD and Fujitsu, and to provide copies of and training with respect to that technology to them. In addition, we have granted a non-exclusive, perpetual, irrevocable fully paid and royalty-free license of our rights in that technology to each of AMD and Fujitsu. Under this agreement, for as long as AMD has at least a 50 percent ownership interest in us, AMD has agreed to enforce its applicable patents to minimize, to the extent reasonably possible, any of our losses, provided that the details of the manner in which AMD enforces its patents, including which of its patents AMD enforces, is left to AMD’s reasonable discretion. AMD may grant licenses under our patents, provided that these licenses are of no broader scope than, and are subject to the same terms and conditions that apply to, any license of AMD’s patents granted in connection with such license, and the recipient of such license grants to us a license of similar scope under its patents.

Patent Cross-License Agreements

In connection with our reorganization in June 2003, we granted to each of AMD and Fujitsu, and AMD and Fujitsu each granted to us, non-exclusive licenses under certain patents and patent applications of their semiconductor groups to make, have made, use, sell, offer to sell, lease, import and otherwise dispose of certain semiconductor-related products anywhere in the world. The patents and patent applications that are licensed are those with an effective filing date prior to the termination of our patent cross-license agreements. The agreements will automatically terminate on the later of June 30, 2013 and the date AMD or Fujitsu, as applicable, sells its entire equity interest in us. The agreements may be terminated by a party on a change in control of the other party or its semiconductor group. The licenses to patents under license at the time of the termination will survive until the last such patent expires.

In cases where there is a change of control of us, AMD, Fujitsu, or the semiconductor group of AMD or Fujitsu, as the case may be, each other party to the cross-license agreement shall have the right to terminate the agreement (or to invoke the provisions described in this paragraph if the agreement had been previously terminated) by giving 30 days written notice within 90 days after receiving notice of the change of control. If so terminated, the rights, licenses and immunities granted under the agreement will continue solely with respect to those licensed patents that are entitled to an effective filing date that is on or before, and are licensed as of, the date of such change of control, and will continue until the expiration of the last to expire of such licensed patents. Moreover, with respect to circuit patents, which are patents (other than process patents) covering elements relating to electrical signals to achieve a particular function, the rights, licenses and immunities granted to the party undergoing the change of control are limited solely to:

(i)	each existing and pending product of such party as of the date of change of control;

(ii)	each existing and pending product of the acquiring third party of such party as of the date of change of control that would have been in direct competition with products described in (i) above; and

(iii)	successor products of products described in (i) and (ii) above.

The parties will continue to pay royalty payments associated with licenses that survive the termination of the agreement. In fiscal 2004, we paid royalties in the amounts of $18 million to AMD and $18 million to Fujitsu under their respective patent cross-license agreements.

Non-Competition Agreement

We are party to a non-competition agreement with AMD and Fujitsu, whereby AMD and Fujitsu each agree not to directly or indirectly engage in a business that competes in the standalone Flash memory market. Furthermore, AMD and Fujitsu each agree that if either of them acquires a business that has a division or other operations that compete in the standalone Flash memory market, AMD and Fujitsu will provide us with a right of first offer to acquire the competing division or operations. AMD and Fujitsu are required to divest the competing division or operations if we do not purchase them. These non-compete obligations of AMD will last until the earlier of (i) the dissolution of Spansion; (ii) in the event of a change of control of Fujitsu, one year after the date on which AMD’s ownership interest in us is less than or equal to five percent, and (iii) in all other circumstances, two years after the date on which AMD’s ownership interest in us is less than or equal to five percent. These non-compete obligations of Fujitsu will last until the earlier of (i) the dissolution of Spansion; (ii) in the event of a change of control of AMD, one year after the date on which Fujitsu’s ownership interest in us is less than or equal to five percent, and (iii) in all other circumstances, two years after the date on which Fujitsu’s ownership interest in us is less than or equal to five percent.

We, AMD and Fujitsu also agreed not to solicit each other’s employees. Without our prior written consent, each of AMD and Fujitsu will not directly or indirectly either for itself or another person, (i) hire any individual employed by Spansion or (ii) solicit or encourage any individual to terminate his or her employment with Spansion. These obligations not to solicit or hire do not apply if (A) Spansion has terminated the employment of such individual or (B) at least two (2) years has elapsed since such individual has voluntarily terminated his or her employment with Spansion. Similarly, without the prior written consent of AMD or Fujitsu, we agreed not to directly or indirectly either for ourselves or another person, (i) hire any individual employed by AMD or Fujitsu or (ii) solicit or encourage any individual to terminate his or her employment with AMD or Fujitsu. These obligations not to solicit or hire do not apply if (A) AMD or Fujitsu, as applicable, has terminated the employment of such individual or (B) at least two (2) years has elapsed since such individual has voluntarily terminated his or her employment with AMD or Fujitsu, as applicable. These non-solicitation obligations of AMD will last until the earlier of (i) the dissolution of Spansion; (ii) in the event of a change of control of Fujitsu, two years after the date on which AMD’s ownership interest in us is less than or equal to five percent, or (iii) in all other circumstances, three years after the date on which AMD’s ownership interest in us is less than or equal to five percent. These non-solicitation obligations of Fujitsu will last until the earlier of (i) the dissolution of Spansion; (ii) in the event of a change of control of AMD, two years after the date on which Fujitsu’s ownership interest in us is less than or equal to five percent, and (iii) in all other circumstances, three years after the date on which Fujitsu’s ownership interest in us is less than or equal to five percent. These non-solicitation obligations of Spansion with respect to AMD employees or Fujitsu employees will terminate at the same time as the non-solicitation obligations of AMD or Fujitsu, as applicable, terminate.

AMD/Fujitsu Service Agreements

We are party to various service agreements with each of AMD and Fujitsu. Under its IT Services Agreement and General Services Agreement, AMD provides, among other things, certain information technology, facilities, logistics, legal, tax, finance, human resources, and environmental health and safety services to us. Under its IT Services Agreement and General Services Agreement, Fujitsu provides, among other things, certain information technology, research and development, quality assurance, insurance, facilities, environmental, and human resources services primarily to our manufacturing facilities in Japan. For services rendered, AMD and Fujitsu are each paid fees in an amount equal to cost plus five percent except for services procured by AMD and Fujitsu from third parties, which are provided to us at cost. AMD and Fujitsu each has the right to approve certain amendments to the other’s service agreements with us.

Unless otherwise earlier terminated, each of these service agreements expires on June 30, 2007, but the applicable parties may extend the term by mutual agreement. We have the ability to terminate individual services under the general services agreements at any time and for any reason upon at least six months’ advance notice. With respect to the IT service agreements and general service agreements, if AMD or Fujitsu has failed to comply with applicable service levels for a particular service and has failed to rectify such performance failure, we may terminate such service after 60 days have elapsed since initial notification of the failure to perform the service. Moreover, we may terminate an entire IT service agreement or general services agreement if AMD or Fujitsu breaches its material obligations under the respective agreement and does not cure such default within 90 days after receipt of a notice of default from us. Similarly, AMD or Fujitsu can terminate the respective agreement for our failure to make payments when due if we fail to cure such default within 90 days after receipt of notice of default. For fiscal 2004, the total charges to us for services from AMD were approximately $111 million and the total charges to us for services from Fujitsu were approximately $33 million.

Research and Design Services Agreement

We are party to an agreement pursuant to which we provide certain research and design services to AMD and Spansion (China) Limited provides manufacturing support services to AMD Technologies (China) Co. Ltd., AMD’s microprocessor assembly and test facility in Suzhou, China. For services rendered, we are paid fees generally in an amount equal to cost plus five percent. Unless otherwise earlier terminated, this service agreement expires on June 30, 2007, but the parties may extend the term by mutual agreement. AMD has the ability to terminate individual services under these agreements at any time and for any reason upon at least six months’ advance notice. In addition, if we have failed to comply with applicable service levels for a particular service and have failed to rectify such performance failure, AMD may terminate such service after 60 days have elapsed since initial notification of the failure to perform the service. Moreover, AMD may terminate the entire agreement if we breach our material obligations under the agreement and do not cure such default within 90 days after receipt of a notice of default from AMD. Similarly, we can terminate the agreement for AMD’s failure to make payments when due if it fails to cure such default within 90 days after receipt of notice of default. For fiscal year 2004, the total charge to AMD for these services was approximately $5.0 million.

Fujitsu Manufacturing Services Agreement

We are party to an agreement pursuant to which Fujitsu provides certain manufacturing services to us at prices and volumes negotiated on a quarterly basis. This manufacturing service agreement expires on June 30, 2007, provided that we can terminate this agreement at any time upon four months’ notice, and we and Fujitsu may agree to terminate at any time. In addition, if either party materially defaults in the performance of a material obligation under the agreement, the non-defaulting party may terminate the agreement if the defaulting party has failed to cure the breach within 120 days of receipt after receipt of a notice of default from the other party. For fiscal year 2004, we paid approximately $74.8 million to Fujitsu.

Remediation Agreement

In connection with our reorganization as of June 30, 2003, AMD contributed to us certain assets, including certain real property located in Sunnyvale, California which is a Superfund listed property under CERCLA. A clean up order was issued by the San Francisco Bay Regional Water Quality Control Board, and a record of decision for remedial action for the site was issued by the U.S. Environmental Protection Agency in 1991, pursuant to which AMD must conduct certain groundwater remediation activities. To clarify their respective responsibilities regarding the release of hazardous substances at the Sunnyvale property prior to its contribution to Spansion, we entered into a remediation agreement with AMD and Fujitsu, pursuant to which AMD covenants to conduct remediation activities in accordance with the U.S. EPA’s record of decision and the San Francisco Bay Regional Water Quality Control Board’s order. AMD also agreed to indemnify Fujitsu and us against any losses incurred by Fujitsu and us in connection with this environmental condition for actions taken prior to the contribution of the property to Spansion.

Leases

In connection with our reorganization, AMD’s subsidiary, Advanced Micro Devices Export SDN BHD (AMD Penang), agreed to lease certain land and premises in Penang, Malaysia, to Spansion (Penang) SDN BHD, our subsidiary in Malaysia, for a term of three years expiring on June 30, 2006. The lease covers use of approximately 81,000 square feet of space, including use of the common areas shared with AMD Penang. We must use the premises for test, mark, pack, assembly, research and development and related services and operations. Pursuant to the lease, we pay a monthly rental amount equal to a percentage of the total operating expenses of the premises. Upon expiration of the initial term of the lease, we will have the option of renewing the agreement for up to two additional three-year terms.

In connection with our reorganization, Fujitsu’s subsidiary, Fujitsu VLSI, agreed to lease certain premises in Aichi, Japan, to Spansion Japan for a term of one year, to be automatically renewed for one year periods unless three months prior notice is given by either party. Under this lease, Fujitsu VLSI also provides various office services to Spansion Japan. We pay Fujitsu VLSI approximately $18,000 per month (based on December 26, 2004 exchange rates) for the premises lease and the office services.

We lease from Fujitsu the land upon which JV1, JV2 and JV3, our fabs in Aizu-Wakamatsu, Japan, are located. For fiscal 2004, we paid Fujitsu approximately $2.2 million under this arrangement.

Financial Obligations

We are party to several third-party loan agreements and lease financings, where our repayment or payment obligations thereunder are, in the aggregate, guaranteed by AMD and Fujitsu approximately in proportion to their percentage ownership interest in us immediately prior to this initial public offering (60 percent by AMD, 40 percent by Fujitsu). In connection with our reorganization as of June 30, 2003 and the contribution and sale of assets by AMD and Fujitsu, we issued several promissory notes payable to AMD and Fujitsu. For a description of these various financial agreements, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Financial Condition.”

Seconded Employees

As of March 27, 2005 an aggregate of approximately 200 individuals remained employed by AMD or Fujitsu but were seconded, or made available to us, on a full-time basis, including our President and Chief Executive Officer, Bertrand F. Cambou, and our Executive Vice President and Chief Marketing Officer, Thomas T. Eby. In fiscal 2004, we paid approximately $13.3 million to the employees seconded from Fujitsu and we paid AMD approximately $1.5 million for expenses related to the employees seconded from AMD.

Stockholders Agreement

Upon consummation of this offering, we will enter into a Stockholders Agreement with AMD and Fujitsu that imposes certain restrictions and obligations on AMD and Fujitsu and on their respective shares of our common stock and that provides for certain matters pertaining to our management and governance. Pursuant to the stockholders agreement, AMD and Fujitsu agree to vote all shares of common stock held by them or their affiliates so as to cause:

•	after the conversion of the Class D common stock, the election of each Class A director proposed for election by the Nominating Committee of our Board;

•	for so long as each of AMD and Fujitsu, or their respective affiliates, own at least 15 percent of our capital stock on an as converted to a common stock basis, the election of our Chairman of the Board:

•	to be our Class C director, subject to approval of a majority of our Class B directors, until June 30, 2006;

•	from our Class B directors, subject to approval of our Class C director, from July 1, 2006 until June 30, 2009; and

•	from either our Class B directors or Class C director, with the right to elect rotating every three years.

We agree to allow AMD or Fujitsu, as the case may be, to have one representative attend our Board meetings as a non-voting participant for so long as such stockholder owns at least five percent of our capital stock, on an as converted to common stock basis.

The stockholders agreement with AMD and Fujitsu also provides for certain transfer restrictions. Neither stockholder can transfer any shares, except to wholly owned subsidiaries, for one year from the date of this offering. In addition, neither stockholder can transfer shares in an amount equal to or greater than one percent of the then outstanding common stock to any entity whose principal business competes with us, unless first obtaining the consent of the non-transferring stockholder, such consent not to be unreasonably withheld after June 30, 2007. The stockholders agreement also includes a right of first refusal pursuant to which each party, upon receipt of an offer by a third party to purchase more than a specified level of our total shares of common stock outstanding, must first give the other party the right to purchase all or part of such shares upon the same terms and conditions.

The stockholders agreement also provides for our cooperation with information. AMD and Fujitsu are both publicly traded companies, each of which is subject to legal and stock exchange reporting and other disclosure requirements. Accordingly, we will agree with AMD and Fujitsu to provide, subject to certain limitations, various financial and other information relating to us and to assist them in connection with their respective reporting, disclosure and other obligations. Each party has agreed that it will use any information provided under the agreement, unless otherwise made public, only in connection with these obligations and that it will not use the information for any other purpose, including in connection with the sale or purchase of securities issued by us.

In connection with this offering, we have agreed with AMD and Fujitsu to enter into a Registration Rights Agreement with respect to shares of our Class A common stock. Under the registration rights agreement, AMD and Fujitsu have rights to request us to register all or any part of their shares of Class A common stock under the Securities Act. In addition, subject to certain limitations, AMD and Fujitsu have rights to request that their shares be included in any registration of our common stock that we initiate.

With the exception of board observer rights and registration rights, the stockholders agreement shall terminate when each party’s aggregate ownership interest in us falls below ten percent.

Commercial Die Purchases

In fiscal 2004, we purchased from Fujitsu $141 million of commercial die that we incorporate in our MCP products.

PRINCIPAL STOCKHOLDERS

The following table sets forth information regarding beneficial ownership of our common stock as of the date of this offering by each person or entity known to us to own beneficially more than five percent of our outstanding shares and our directors and executive officers as a group:

	Shares of common stock beneficially owned immediately prior to the offering			Shares of common stock beneficially owned after the offering assuming no exercise of the over-allotment option			Shares of common stock beneficially owned after the offering assuming full exercise of the over-allotment option
Beneficial Owner	Title of Class	Shares	% of Class	Title of Class	Shares	% of Class	Title of Class	Shares	% of Class
AMD One AMD Place Sunnyvale, CA 94086	Class A Class B	1	100 100%			%			%
Fujitsu Shiodome City Center 1-5-2 Higashi-Shimbashi, Minato-Ku, Tokyo 105-7123, Japan	Class D Class C	1	100 100

Our directors and executive officers did not own any shares as of the date of this offering. Other than as set forth above, no other person or entity owned more than five percent or more of our outstanding common stock or exercised control or could exercise control over us as of the date of this offering.

DESCRIPTION OF CAPITAL STOCK

The following description of our capital stock and provisions of our certificate of incorporation and bylaws, each of which will be in effect as of the date of this prospectus, are summaries thereof and are qualified by reference to our certificate of incorporation and bylaws, copies of which have been filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part.

As of the consummation of this offering, our authorized capital stock will consist of         shares of Class A common stock, par value $0.001 per share, one share of Class B common stock, par value $0.001 per share, one share of Class C common stock, par value $0.001 per share,          shares of Class D common stock, par value $0.001 per share, and          shares of preferred stock, par value $0.001 per share.

Common Stock

Our common stock shall consist of four classes of stock, Class A common stock, Class B common stock, Class C common stock and Class D common stock. As of the consummation of this offering, there will be:

•	shares of Class A common stock issued and outstanding;

•	one share of Class B common stock issued and outstanding and beneficially held by AMD;

•	one share of Class C common stock issued and outstanding and beneficially held by Fujitsu; and

•	shares of Class D common stock issued and outstanding and beneficially held by Fujitsu.

Voting Rights

Except as described below or as required by law, the holders of our common stock are entitled to one vote per share on all matters to be voted on by stockholders and shall vote together as a single class. Stockholders are not entitled to cumulative voting rights, and, accordingly, the holders of a majority of the shares voting for the election of directors can elect the entire board if they choose to do so and, in that event, the holders of the remaining shares will not be able to elect any person to the board of directors. Amendments to our certificate of incorporation that would alter or change the powers, preferences or special rights of any class of our common stock, so as to affect the holders of such class adversely, must be proposed in a resolution adopted by our board of directors, declaring its advisability, and must be approved by a majority of the votes entitled to be cast by the holders of the shares affected by the amendment, voting as a separate class.

Holders of our Class A common stock will have the right to vote to elect four Class A directors. As of the consummation of this offering, AMD will have the right to vote its share of Class B common stock to elect two Class B directors and Fujitsu will have the right to vote its share of Class C common stock to elect one Class C director. The number of directors to be elected by holders of Class B common stock or Class C common stock is dependent on such holder’s aggregate ownership interest in us, as set forth in our certificate of incorporation. Holders of our Class D common stock will have no right to elect any directors.

Dividends

We do not anticipate paying dividends on our common stock in the foreseeable future. In addition, the terms of our current credit arrangements restrict, and we expect the notes that we issue in the concurrent offering will restrict, our ability to declare or pay dividends on our common stock. Holders of our common stock are entitled to receive such dividends, if any, as may be declared from time to time by the board of directors, in its discretion, from funds legally available therefor and subject to prior dividend rights of holders of any shares of preferred stock which may be outstanding. Upon liquidation or dissolution of our company, subject to prior liquidation rights of the holders of any shares of preferred stock which may be outstanding, the holders of common stock are entitled to receive on a pro rata basis our remaining assets available for distribution. Holders of our common stock have no preemptive or other subscription rights, and there are no redemption or sinking fund provisions with respect to such shares. All outstanding shares of common stock upon consummation of this offering will be fully paid and non-assessable by us.

Conversion Rights

There are no conversion rights with respect to our Class A common stock. Our Class B common stock, Class C common stock and Class D common stock are convertible automatically into Class A common stock upon the occurrence of certain events.

Our Class B common stock will convert automatically on a one-for-one basis into Class A common stock in the event that:

•	AMD’s aggregate ownership interest in us falls below ten percent of the outstanding shares of our capital stock, as calculated on an as-converted to common stock basis; or

•	AMD transfers its share of Class B common stock to any person other than an AMD affiliate.

Our Class C common stock will convert automatically on a one-for-one basis into Class A common stock in the event that:

•	Fujitsu’s aggregate ownership interest in us falls below ten percent of the outstanding shares of our capital stock, as calculated on an as-converted to common stock basis; or

•	Fujitsu transfers its share of Class C common stock to any person other than a Fujitsu affiliate.

Our Class D common stock will convert automatically on a one-for-one basis into Class A common stock upon the earlier of:

•	the date that is one year from the closing of this initial public offering of our Class A common stock; and

•	the date upon which our Board of Directors elects to cause the Class D common stock to convert under specified circumstances.

In the event of any such conversion, any rights specifically granted to the holders of Class B common stock, Class C common stock or Class D common stock, as the case may be, shall cease to exist, and we shall not be authorized to reissue such shares of Class B common stock, Class C common stock or Class D common stock, as the case may be.

Merger or Consolidation

In the event of our merger or consolidation with or into another company in connection with which shares of common stock are converted into or exchangeable for shares of stock, other securities or property (including cash), all holders of common stock, regardless of class, will be entitled to receive the same kind and amount of shares of stock, other securities or property (including cash).

Preferred Stock

Our board of directors has the authority, without action by the stockholders, to designate and issue preferred stock in one or more series and to designate the rights, preferences and privileges of each series, such as dividend rates, dividend rights, liquidation preferences, voting rights and the number of shares constituting any series and designation of such series, which may be greater than the rights of the common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of the common stock until the board of directors determines the specific rights of the holders of such preferred stock. However, the effects might include, among other things:

•	restricting dividends on the common stock;

•	diluting the voting power of the common stock;

•	impairing the liquidation rights of the common stock; or

•	delaying or preventing a change of control of Spansion without further action by the stockholders.

Anti-Takeover Effects of Provisions of Delaware Law and Our Certificate of Incorporation and Bylaws

Some provisions of Delaware law and our certificate of incorporation and bylaws could make the following more difficult:

•	acquisition of us by means of a tender offer;

•	acquisition of us by means of a proxy contest or otherwise; or

•	removal of our incumbent officers and directors.

The provisions of our certificate of incorporation and bylaws that are summarized in the following paragraphs may be deemed to have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders. These provisions are expected to discourage coercive takeover practices and inadequate takeover bids, and are meant to encourage persons interested in acquiring control of our company to first consult with the board of directors to negotiate terms of a potential business combination or offer. Further, these provisions will protect against an unsolicited proposal for our takeover that may affect the long-term value of our stock or that may be otherwise unfair to our stockholders. We believe that the benefits of increased protection give us the potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us and outweigh the disadvantages of discouraging such proposals because negotiation of such proposals could result in an improvement of their terms.

Consent of AMD or Fujitsu Required for Certain Transactions

Upon the consummation of this offering and our conversion to a Delaware corporation, our bylaws will provide that for so long as AMD and Fujitsu maintain specified ownership levels in our common stock, we will not take certain actions specified in our bylaws without the prior consent of AMD and Fujitsu. These consent rights will include, among other things:

•	Amendment of Certificate of Incorporation and Bylaws Provisions. For so long as AMD’s or Fujitsu’s aggregate ownership interest is at least ten percent, we shall not amend our certificate of incorporation or bylaws.

•	Conduct New Unrelated Business. For so long as AMD’s or Fujitsu’s aggregate ownership interest is at least 20 percent, we shall engage in or undertake any material activity unrelated to our current Flash memory business.

•	Facility Closings. For so long as AMD or Fujitsu owns shares of our common stock, we shall not shut down operations at JV3 or any facilities of the non-manufacturing organization of Spansion Japan before April 1, 2007, or shut down operations at JV1 or JV2 before April 1, 2007 without giving AMD and Fujitsu six months advance notice or shut down operations at our assembly and test facility in Kuala Lumpur, Malaysia before April 1, 2007 without giving AMD and Fujitsu three months advance notice.

•	Headcount Reductions. For so long as AMD or Fujitsu owns shares of our common stock, we shall not reduce headcount at JV1, JV2, JV3 or any facilities of the non-manufacturing organization of Spansion Japan prior to April 1, 2007 without giving AMD and Fujitsu six months advance notice, and after giving notice only to specified levels, or reduce headcount at our assembly and test facility in Kuala Lumpur, Malaysia before April 1, 2007 without giving AMD or Fujitsu three months advance notice for so long as AMD or Fujitsu owns shares of our common stock.

Delaware Anti-Takeover Law

Our certificate of incorporation provides that Section 203 of the Delaware General Corporation Law, an anti-takeover law, does not apply to us.

In general, Section 203 prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the date the person became an interested stockholder, unless (with certain exceptions) the “business combination” or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years prior to the determination of interested stockholder status, did own) 15 percent or more of a corporation’s voting stock. The existence of this provision would be expected to have an anti-takeover effect with respect to transactions not approved in advance by the board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

Corporate Opportunities

Our Certificate of Incorporation includes a corporate opportunities provision that sets forth guidelines to regulate the conduct of certain affairs of Spansion as they may involve AMD and Fujitsu and their respective officers and directors, and our officers, directors and stockholders in connection therewith.

Neither AMD nor Fujitsu shall have any duty to refrain from engaging in the same or similar activities or lines of business as us, and none of AMD, Fujitsu or any of their respective officers or directors, except as provided below, shall be liable to us or our stockholders for breach of any fiduciary duty solely by reason of any such activities of AMD or Fujitsu, as the case may be. In the event that AMD or Fujitsu acquires knowledge of a potential transaction or matter which may be a corporate opportunity for both AMD or Fujitsu, as the case may be, and us, AMD or Fujitsu, as the case may be, shall have no duty to communicate or offer such corporate opportunity to us and shall not be liable to us or our stockholders for breach of any fiduciary duty as one of our stockholders solely by reason of the fact that AMD or Fujitsu, as the case may be, pursues or acquires such corporate opportunity for itself, directs such corporate opportunity to another person or does not communicate information regarding such corporate opportunity to us. This corporate opportunities provision in our certificate of incorporation shall not have any effect on any agreement regarding the ability of AMD or Fujitsu to engage in a similar line of business as us. However, pursuant to our non-competition agreement, AMD and Fujitsu are currently prevented from engaging in a business that competes with our current business.

In the event that one of our directors or officers who is also a director or officer of AMD or Fujitsu acquires knowledge of a potential transaction or matter which may be a corporate opportunity for both us and AMD or Fujitsu, as the case may be, such director or officer shall have fully satisfied and fulfilled to the fullest extent permitted by law the fiduciary duty of such director or officer to us and our stockholders with respect to such corporate opportunity, and we renounce, to the extent permitted by law, any interest or expectancy in such business opportunity and waive any claim that such opportunity should have been offered us, if such director or officer acts in a manner consistent with the following policy:

•	a corporate opportunity offered to such director or officer shall belong to us only if such opportunity is expressly offered to such director or officer in writing solely in his or her capacity as one of our directors or officers;

•	otherwise, such corporate opportunity shall belong to AMD or Fujitsu, as the case may be.

Our certificate of incorporation provides that any person purchasing or otherwise acquiring any shares of our capital stock will be deemed to have notice of and to have consented to these corporate opportunities provisions set forth in the certificate of incorporation. Until the time that AMD and Fujitsu both cease to own beneficially at least ten percent of the then outstanding shares of our common stock, amendment of this provision of our certificate of incorporation requires the affirmative vote of 85 percent of our issued and outstanding shares of common stock voting as a single class.

Election and Removal of Directors

Election of Directors.    We expect that our board of directors will initially consist of seven directors, three of whom will be independent directors. Our certificate of incorporation provides for division of our board of directors into three classes as nearly equal in size as possible with staggered three-year terms. This classification of the board of directors could have the effect of making it more difficult for a third party to acquire our company, or of discouraging a third party from acquiring control of our company.

Holders of our Class A common stock have the voting power to elect four directors. The holder of our Class B common stock has the voting power to elect two directors, provided its aggregate ownership interest in us is at least 40 percent, and has the voting power to elect one director if its aggregate ownership interest in us is less than 40 percent but is at least ten percent. The holder of our Class C common stock has the voting power to elect one director, provided its aggregate ownership interest in us is at least ten percent. Holders of our Class D common stock have no voting power to elect directors.

Any vacancy of a Class B or Class C director may be filled only by the affirmative vote of the remaining Class B or Class C directors even if less than a quorum of the board, or by a sole remaining Class B or Class C director, respectively, or if no Class B or Class C director remains, by the holder of the Class B or Class C common stock respectively, voting separately as a class. However, at the time that there occurs a reduction in the number of Class B or Class C directors eligible to serve on the board of directors, then upon the affirmative vote of the majority of directors, any such vacancies may be filled with that number of additional directors elected at the direction of the Class A common Stock needed to maintain seven directors serving on the board. Otherwise, any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may be filled only by the affirmative vote of a majority of the directors then in office.

Removal of Directors.    Except with respect to any directors elected by holders of preferred stock:

•	any Class A director may be removed at any time, with cause, by majority vote of the holders of the common stock (and any series of preferred stock then entitled to vote at an election of directors), voting together as one class;

•	any Class B director may be removed at any time, with or without cause, by majority vote of the holders of the Class B common stock, voting separately as a class; and

•	any Class C director may be removed at any time, with or without cause, by majority vote of the holders of the Class C common stock, voting separately as a class.

Board Meetings.    Our bylaws provide that special meetings of the board of directors may be called by any director then in office.

Stockholder Actions

Actions by Written Consent.    Our certificate of incorporation provides that, except with respect to actions taken by written consent of the holders of our Class B common stock or our Class C common stock, or by any future holders of preferred stock, if so designated, any action required or permitted to be taken by our stockholders at an annual meeting or special meeting of stockholders may only be taken if it is properly brought before such meeting.

Special Meetings of Stockholders.    Under our bylaws, only a majority of our board of directors, our chairman of the board, or any Class B director or Class C director, may call special meetings of our stockholders.

Advance Notice Requirements.    Our bylaws provide that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual meeting of stockholders, must provide timely notice thereof in writing. To be timely, a stockholder’s notice must be delivered to or mailed not less than 10 days nor more than 60 days prior to the date of such meeting.

Authorized but Undesignated Preferred Stock

The authorization of undesignated preferred stock makes it possible for our board of directors to issue our preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes of control of our management.

Amendments to Certificate of Incorporation or Bylaws

The Delaware General Corporation Law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws, unless a corporation’s certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Our certificate of incorporation provides that the affirmative vote of the holders of a majority of our issued and outstanding common stock and any preferred stock, voting as one class, can amend our certificate of incorporation, except with respect to the provisions described above governing the handling of corporate opportunities between AMD, Fujitsu and us, which can only be amended with the affirmative vote of 85 percent of our issued and outstanding common stock and any preferred stock, voting as one class. However, if any amendment to our certificate of incorporation would alter the rights of a particular class of stock so as to affect them adversely, the amendment must also be approved by a majority of the votes entitled to be cast by the holders of the shares affected by the amendment, voting as a separate class.

With respect to amending our bylaws, amendments to the consent rights described above require the affirmative majority vote of the Class B common stock and the Class C common stock, each voting separately as a class. In all other cases, the board may amend or repeal our bylaws by vote of a majority of the board, and the stockholders may amend or repeal our bylaws by the affirmative vote of the majority of holders of our common stock, voting as a single class.

Registration Rights

In connection with this offering, we have agreed with AMD and Fujitsu to grant them registration rights with respect to shares of Class A common stock. See “Certain Relationships and Related Party Transactions—Stockholders Agreement.”

Exculpation and Indemnification of Directors and Officers

Our certificate of incorporation includes provisions to indemnify our directors and officers to the fullest extent permitted by Delaware law. Our certificate of incorporation also includes provisions to eliminate the personal liability of our directors and officers to us and our stockholders to the fullest extent permitted by Delaware law. Under current law, such exculpation would extend to an officer’s or director’s breaches of fiduciary duty, except for (i) breaches of such person’s duty of loyalty, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) those instances where such person received an improper personal benefit as the result of such breach and (iv) acts in violation of Section 174 of the Delaware General Corporation Law prohibiting unlawful payment of dividends or unlawful stock purchase or redemption. Our bylaws provide that we will indemnify our directors, officers and employees against judgments, fines, amounts paid in settlement and reasonable expenses. Insofar as the indemnification for liabilities resulting under the Securities Act may be permitted to our directors or officers, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Nasdaq Trading

We intend to have our Class A common stock approved for quotation on the Nasdaq National Market under the symbol SPSN.

Transfer Agent and Registrar

The transfer agent and registrar for our Class A common stock is                          and its telephone number is             .

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no market for shares of our common stock. Therefore, future sales of substantial amounts of shares of our common stock in the public market could adversely affect prevailing market prices. Furthermore, since only a limited number of shares will be available for sale shortly after this offering because of contractual and legal restrictions on resale, sales of substantial amounts of our shares of our common stock in the public market after the restrictions lapse, could adversely affect prevailing market prices and our ability to raise equity capital in the future.

Upon completion of the offering, our current stockholders will own              shares of our common stock which will represent approximately      percent of the total outstanding shares of our common stock (     percent if the underwriters’ over-allotment option is exercised in full), and our employees will have the right to purchase and/or acquire ownership of              shares of our common stock (approximately      percent of the outstanding shares) through the exercise of options that are subject to future vesting, or the lapsing of restrictions on Restricted Shares or Restricted Stock Units. We, our directors and executive officers, AMD and Fujitsu have agreed not to offer, sell, contract to sell, swap, make any short sale of, pledge, establish an open “put equivalent position” within the meaning of Rule 16a-1(h) under the Securities Exchange Act with respect to, grant any option to purchase or otherwise dispose of, or publicly announce his, her or its intention to do any of the foregoing with respect to, any shares of common stock, or any securities convertible into, or exercisable or exchangeable for, any shares of common stock for a period ending 180 days after the date of this prospectus without the prior written consent of each of Citigroup Global Markets Inc. and Credit Suisse First Boston LLC. See “Underwriting.” After the expiration of the “lock-up” period 180 days from the effective date, those stockholders and holders of securities convertible into, or exercisable or exchangeable for, our common stock will be entitled to dispose of their shares upon compliance with applicable securities laws. After this lock-up period, approximately              shares of our restricted shares will be eligible for sale subject to the volume, manner of sale and other limitations under Rule 144.

In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned restricted securities for at least one year is entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	one percent of our then outstanding shares of common stock (approximately shares immediately after this offering); or

•	the average weekly trading volume of shares of our common stock on the Nasdaq National Market during the four calendar weeks preceding the date on which notice of the sale is filed with the Securities and Exchange Commission.

Sales under Rule 144 also are subject to manner of sale provisions, notice requirements and the availability of current public information about us. Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell such shares without complying with the manner of sale, public information, volume limitation, or notice provisions of Rule 144. To the extent that shares were acquired from one of our affiliates, such affiliate’s holding period for purposes of effecting a sale under Rule 144 commences on the date of transfer from the affiliate.

The stockholders agreement with AMD and Fujitsu also provides for certain transfer restrictions. Neither stockholder can transfer any shares, except to wholly owned subsidiaries, for one year from the date of this offering. In addition, neither stockholder can transfer shares in an amount equal to or greater than one percent of the then outstanding common stock to any entity whose principal business competes with us, unless first obtaining the consent of the non-transferring stockholder, such consent not to be unreasonably withheld after June 30, 2007. The stockholders agreement also includes a right of first refusal pursuant to which each party, upon receipt of an offer by a third party to purchase more than a specified level of our total shares of common stock outstanding, must first give the other party the right to purchase such shares upon the same terms and conditions. For more information, see “Certain Relationships and Related Party Transactions—Stockholders Agreement.”

CERTAIN U.S. FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

The following discussion of certain U.S. federal income and estate tax consequences of the purchase, ownership and disposition of our Class A common stock to a Non-U.S. Holder (as defined below) is for general information only and is not a complete analysis of all the potential tax consequences related thereto.

As used in this prospectus, the term “Non-U.S. Holder” is a beneficial owner of Class A common stock for U.S. federal income purposes other than:

•	a citizen or individual resident of the United States;

•	a corporation or a partnership or any other entity taxable as a corporation or a partnership under U.S. federal income tax laws created or organized in or under the laws of the United States, of any state of the United States or the District of Columbia;

•	an estate the income of which is includable in gross income for U.S. federal income tax purposes regardless of its source; or

•	a trust subject to the primary supervision of a U.S. court if one or more U.S. persons have the authority to control all substantial decisions of the trust, or a trust that has validly elected to be treated as a domestic trust under applicable Treasury regulations.

If a partnership, including any pass-through entity treated as a partnership for U.S. federal income tax purposes, is a holder of Class A common stock, the tax treatment of a partner in such partnership or member in such pass-through entity will generally depend upon the status of the partner or member and the activities of the partnership or other pass-through entity. A holder that is a partnership or other pass-through entity, and partners in such partnership or members in such pass-through entity, should consult their tax advisors regarding the tax consequences of the purchase, ownership and disposition of Class A common stock.

This discussion does not consider:

•	U.S. federal income, estate or gift tax consequences other than as expressly set forth below;

•	any state or local tax consequences, or any foreign tax consequences;

•	the tax consequences to the stockholders, beneficiaries or holders of other beneficial interests in a Non-U.S. Holder;

•	special tax rules that may apply to selected Non-U.S. Holders, including without limitation, “controlled foreign corporations,” “passive foreign investment companies,” corporations that accumulate earnings to avoid U.S. federal income tax, banks or other financial institutions, insurance companies, dealers or traders in securities or commodities, persons that own (or are deemed to own) more than five percent of our Company (except as specifically set forth below), persons deemed to sell Class A common stock under the constructive sales provisions of the Internal Revenue Code of 1986, as amended (the “Code”), tax-exempt entities and certain former citizens or residents of the United States;

•	special tax rules that may apply to a Non-U.S. Holder that holds Class A common stock as part of a “straddle, “hedge, “conversion transaction” or other risk reduction transaction; or

•	a Non-U.S. Holder that does not hold Class A common stock as a capital asset within the meaning of the Code (generally property held for investments).

The following discussion is based on provisions of the Code, applicable Treasury regulations and administrative and judicial interpretations thereof, all as of the date of this prospectus, and all of which are subject to change, retroactively or prospectively, so as to result in federal income and estate tax consequences significantly different from those summarized below. We have not requested a ruling from the U.S. Internal Revenue Service (the “IRS”) or an opinion of counsel with respect to the statements and conclusions made below regarding the U.S. federal income tax consequences of the purchase or ownership of Class A common stock to a Non-U.S. Holder. There can be no assurance that the IRS will not take a position contrary to such statements or that any such contrary position taken by the IRS would not be sustained.

You are urged to consult your tax advisor with respect to the application of the U.S. federal income tax laws to your particular situation as well as any tax consequences arising under the U.S. federal estate or gift tax rules or under the laws of any state, local or foreign taxing jurisdiction or under any applicable tax treaty.

Dividends

If distributions are paid on shares of Class A common stock, such distributions (other than certain pro rata distributions of common stock) will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, it will constitute a return of capital that is applied against and reduces, but not below zero, a Non-U.S. Holder’s adjusted tax basis in his or her Class A common stock. Any remainder will constitute gain on the Class A common stock. See “—Gain on Disposition of Class A Common Stock.” The dividends on Class A common stock paid to a Non-U.S. Holder generally will be subject to withholding of U.S. federal income tax at a 30 percent rate on the gross amount of the dividend or such lower rate as may be provided by an applicable income tax treaty. In order to receive an applicable reduced treaty rate, a Non-U.S. Holder must provide a valid IRS Form W-8BEN or other successor form certifying qualification for the reduced rate.

Dividends that are effectively connected with a Non-U.S. Holder’s conduct of a trade or business in the United States (and, if certain income tax treaties apply, are attributable to a permanent establishment or fixed base in the United States), are generally not subject to the 30 percent withholding tax if the Non-U.S. Holder files the appropriate IRS form with the payor. However, such effectively connected dividends, net of specified deductions and credits, generally are subject to U.S. federal income tax at the same graduated rates as applicable to a United States person as defined under the Code. Any such effectively connected dividends received by a Non-U.S. Holder that is a corporation may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30 percent rate or such lower rate as specified by an applicable income tax treaty. Dividends that are effectively connected with a Non-U.S. Holder’s conduct of a trade or business in the United States but that are not, under an applicable income tax treaty attributable to a permanent establishment or fixed base in the United States may be eligible for a reduced rate of United States withholding tax under such treaty, provided applicable disclosure and certification requirements are met.

A Non-U.S. Holder who claims the benefit of an applicable income tax treaty generally will be required to satisfy applicable certification and other requirements prior to the distribution date. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty. If a Non-U.S. Holder holds Class A common stock through a foreign partnership or a foreign intermediary, the foreign partnership or foreign intermediary will also be required to comply with additional certification requirements.

A Non-U.S. Holder that is eligible for a reduced rate of U.S. federal withholding tax or other exclusion from withholding under an income tax treaty but that did not timely provide required certifications or other requirements may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Gain on Disposition of Class A Common Stock

A Non-U.S. Holder generally will not be subject to U.S. federal income tax (or withholding thereof) in respect of gain recognized on a disposition of Class A common stock unless:

•

the gain is effectively connected with a Non-U.S. Holder’s conduct of a trade or business in the United States (and, if certain income tax treaties apply, is attributable to a permanent establishment or fixed base in the United States), in which case such gain generally will be taxed in the same manner as gains of U.S. persons, and such gains may also be subject to the branch profits tax at the rate of 30 percent (or such lesser rate as may be specified by an applicable income tax treaty in the case of a corporate Non-U.S. Holder;

•	the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of the disposition and meets certain other requirements, in which case such individual will be subject to a flat 30 percent tax on the gain derived from the sale, which may be offset by U.S. source capital losses, even though the individual is not considered a resident of the United States; or

•	we are or have been a “U.S. real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the Non-U.S. Holder held Class A common stock.

Generally, a corporation is a “U.S. real property holding corporation” if the fair market value of its “U.S. real property interests” equals or exceeds 50 percent of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. The tax relating to stock in a “U.S. real property holding corporation” generally will not apply to a Non-U.S. Holder whose holdings, direct and indirect, at all times during the applicable period, constituted five percent or less of the Class A common stock, provided that Class A common stock was regularly traded on an established securities market. We believe we have never been, are not currently and are not likely to become a U.S. real property holding corporation for U.S. federal income tax purposes in the future.

Federal Estate Tax

Class A common stock owned or treated as owned by an individual who is not a citizen or resident (as defined for United States federal estate tax purposes) of the United States at the time of death will be included in such individual’s gross estate for U.S. federal estate tax purposes and therefore may be subject to United States federal estate tax, unless an applicable estate tax or other treaty provides otherwise.

Information Reporting and Backup Withholding Tax

We must report annually to the IRS and to each Non-U.S. Holder the amount of dividends paid to that holder and the tax withheld with respect to those dividends, regardless of whether withholding was required. Copies of the information returns reporting those dividends and the amount of tax withheld may also be made available to the tax authorities in the country in which the Non-U.S. Holder is a resident under the provisions of an applicable income tax treaty or exchange of information treaty.

U.S. federal backup withholding, currently at a 28 percent rate, generally will not apply to payments of dividends made by us or our paying agents, in their capacities as such, to a Non-U.S. Holder if the holder has provided the required certification that it is not a U.S. person or certain other requirements are met. Notwithstanding the foregoing, backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that the holder is a U.S. person that is not an exempt recipient.

Payments of the proceeds from a disposition or a redemption of Class A common stock effected outside the United States by or through a non-U.S. broker generally will not be subject to information reporting or backup withholding. However, information reporting, but generally not backup withholding, will apply to such a payment if the broker has certain connections with the United States unless the broker has documentary evidence in its records that the beneficial owner thereof is a Non-U.S. Holder and specified conditions are met or an exemption is otherwise established. If a Non-U.S. Holder sells Class A common stock through a U.S. broker or the U.S. office of a non-U.S. broker, the broker will be required to report to the IRS the amount of proceeds paid and also backup withheld on that amount unless appropriate certification is provided concerning the Non-U.S. Holder’s status or a non-U.S. person or the Non-U.S. Holder is an exempt recipient.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder that result in an overpayment of taxes generally will be refunded, or credited against the holder’s U.S. federal income tax liability, if any, provided that the required information is timely furnished to the IRS.

Non-U.S. Holders should consult their own tax advisors regarding application of backup withholding in their particular circumstance and the availability of, and procedure for obtaining, an exemption from backup withholding under current U.S. Treasury regulations.

UNDERWRITING

Citigroup Global Markets Inc. and Credit Suisse First Boston LLC are acting as joint book-running managers of the offering and the representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has agreed to purchase, and we have agreed to sell to that underwriter, the number of shares set forth opposite the underwriter’s name.

Underwriter	Number of shares
Citigroup Global Markets Inc.
Credit Suisse First Boston LLC

Total

The underwriting agreement provides that the obligations of the underwriters to purchase the shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all of the shares (other than those covered by the over-allotment option described below) if they purchase any of the shares.

The underwriters propose to offer some of the shares directly to the public at the public offering price set forth on the cover page of this prospectus and some of the shares to dealers at the public offering price less a concession not to exceed $             per share. The underwriters may allow, and dealers may reallow, a concession not to exceed $             per share on sales to other dealers. If all of the shares are not sold at the initial offering price, the representatives may change the public offering price and the other selling terms. The representatives have advised us that the underwriters do not intend sales to discretionary accounts to exceed five percent of the total number of shares of our common stock offered by them.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to              additional shares of common stock at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional shares approximately proportionate to that underwriter’s initial purchase commitment.

We, our officers and directors and the holders of all classes of our common stock have agreed that, for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of each of Citigroup Global Markets Inc. and Credit Suisse First Boston LLC, dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for our common stock. Citigroup Global Markets Inc. and Credit Suisse First Boston LLC in their sole discretion may release any of the securities subject to these lock-up agreements at any time without notice.

Each underwriter has represented, warranted and agreed that:

•	it has not offered or sold and, prior to the expiry of a period of six months from the closing date, will not offer or sell any shares included in this offering to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995;

•	it has only communicated and caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (“FSMA”)) received by it in connection with the issue or sale of any shares included in this offering in circumstances in which section 21(1) of the FSMA does not apply to us;

•	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares included in this offering in, from or otherwise involving the United Kingdom;

•	the offer in The Netherlands of the shares included in this offering is exclusively limited to persons who trade or invest in securities in the conduct of a profession or business (which include banks, stockbrokers, insurance companies, pension funds, other institutional investors and finance companies and treasury departments of large enterprises); and

•	the shares offered in this prospectus have not been registered under the Securities and Exchange Law of Japan, and it has not offered or sold and will not offer or sell, directly or indirectly, the common stock in Japan or to or for the account of any resident of Japan, except (1) pursuant to an exemption from the registration requirements of the Securities and Exchange Law and (2) in compliance with any other applicable requirements of Japanese law.

Prior to this offering, there has been no public market for our common stock. Consequently, the initial public offering price for the shares was determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price were our record of operations, our current financial condition, our future prospects, our markets, the economic conditions in and future prospects for the industry in which we compete, our management, and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to our company. We cannot assure you, however, that the prices at which the shares will sell in the public market after this offering will not be lower than the initial public offering price or that an active trading market in our common stock will develop and continue after this offering.

We have applied to have our common stock included for quotation on the Nasdaq National Market under the symbol “SPSN.”

The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares of common stock.

Paid by Spansion
	No Exercise	Full Exercise
Per share	$	$
Total	$	$

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of shares in excess of the number of shares to be purchased by the underwriters in the offering, which creates a syndicate short position. “Covered” short sales are sales of shares made in an amount up to the number of shares represented by the underwriters’ over-allotment option. In determining the source of shares to close out the covered syndicate short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Transactions to close out the covered syndicate short involve either purchases of the common stock in the open market after the distribution has been competed or the exercise of the over-allotment option. The underwriters may also make “naked” short sales of shares in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares of common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of shares in the open market while the offering is in progress.

The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the underwriters repurchase shares originally sold by that syndicate member in order to cover syndicate short positions or make stabilizing purchases.

Any of these activities may have the effect of preventing or retarding a decline in the market price of the common stock. They may also cause the price of the common stock to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the Nasdaq National Market or in the over-the-counter market, or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

We estimate that our portion of the total expenses of this offering will be $            .

The underwriters have performed investment banking and advisory services for us, AMD and Fujitsu from time to time for which they have received customary fees and expenses. The underwriters may, from time to time in the future, engage in transactions with and perform services for us, AMD and Fujitsu in the ordinary course of their business.

Concurrently with the consummation of this offering, we anticipate issuing $         million aggregate principal amount of notes, and applying the net proceeds from the sale of the notes to repay a portion of our outstanding borrowings. Certain of the underwriters are also expected to be initial purchasers in the concurrent debt offering.

A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. The representatives will allocate shares to underwriters that may make Internet distributions on the same basis as other allocations. In addition, shares may be sold by the underwriters to securities dealers who resell shares to online brokerage account holders.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

LEGAL MATTERS

The validity of and certain legal matters relating to the issuance and sale of the Class A common stock will be passed upon for us by Latham & Watkins LLP, San Francisco, California. The underwriters have been represented by Davis Polk & Wardwell, Menlo Park, California.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements at December 28, 2003 and December 26, 2004, and for the year ended March 31, 2003, the nine months ended December 28, 2003 and the year ended December 36, 2004, as set forth in their report. We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

AVAILABLE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered in this prospectus. This prospectus, which forms a part of the registration statement, does not contain all of the information included in the registration statement. Certain information is omitted and you should refer to the registration statement and its exhibits for that information. With respect to references made in this prospectus to any contract or other document of Spansion, such references are not necessarily complete and you should refer to the exhibits filed with the registration statement for copies of the actual contract or document.

You can read our Securities and Exchange Commission filings, including the registration statement of which this prospectus is a part, on the Internet at the Securities and Exchange Commission’s website at www.sec.gov. You may also read and copy any document we file with the Securities and Exchange Commission at its public reference facilities at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain copies of these documents at prescribed rates by writing to the Public Reference Section of the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

Upon completion of this offering, we will be subject to the information reporting requirements of the Exchange Act and we will file reports, proxy statements and other information with the Securities and Exchange Commission. We also intend to furnish our stockholders with annual reports containing our financial statements audited by an independent public accounting firm and quarterly reports containing our unaudited financial information. We maintain a website at www.spansion.com. Upon completion of this offering, you may access our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act with the Securities and Exchange Commission free of charge at our website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the Securities and Exchange Commission. The reference to our web address does not constitute incorporation by reference of the information contained at this site.

Spansion LLC

(formerly operating as Fujitsu AMD Semiconductor Limited)

Report of Independent Registered Public Accounting Firm

The Board of Managers and Members

Spansion LLC

We have audited the accompanying consolidated balance sheets of Spansion LLC (the “Company”), formerly known as Fujitsu AMD Semiconductor Limited, as of December 28, 2003 and December 26, 2004 and the related consolidated statements of operations, members’ capital/stockholders’ equity and cash flows for the year ended March 31, 2003, for the nine months ended December 28, 2003 and for the year ended December 26, 2004. These financial statements are the responsibility of the management of the Company. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 28, 2003 and December 26, 2004, and the consolidated results of its operations and its cash flows for the year ended March 31, 2003, for the nine months ended December 28, 2003 and for the year ended December 26, 2004, in conformity with U.S. generally accepted accounting principles.

/s/    Ernst & Young LLP

San Jose, California

February 21, 2005

Spansion LLC

(formerly operating as Fujitsu AMD Semiconductor Limited)

Consolidated Balance Sheets

(in thousands, except par value and share amounts)

	Dec. 28, 2003	Dec. 26, 2004	Dec. 26, 2004
			Pro Forma (unaudited) (Note 17)
Assets
Current assets:
Cash and cash equivalents	$329,544	$138,188
Short-term investments	—	57,950
Trade accounts receivable from members (Note 4)	416,233	372,692
Other receivables from members	13,435	7,754
Inventories:
Raw materials	40,323	35,932
Work-in-process	331,949	331,288
Finished goods	69,908	93,326

Total inventories	442,180	460,546
Deferred income taxes	33,968	40,718
Prepaid expenses and other current assets	28,967	10,134

Total current assets	$1,264,327	$1,087,982

Property, plant and equipment:
Land	36,687	37,557
Buildings and leasehold improvements	1,410,869	1,440,567
Equipment	4,127,997	4,402,507
Construction in progress	55,584	71,280

Total property, plant and equipment	5,631,137	5,951,911
Accumulated depreciation and amortization	(3,779,439)	(4,138,197)

Property, plant and equipment, net	1,851,698	1,813,714
Deferred income taxes	—	2,382
Investments	5,000	5,000
Other assets	13,345	10,437

Total assets	$3,134,370	$2,919,515

Liabilities and Members’ Capital/Pro Forma Stockholders’ Equity
Current liabilities:
Accounts payable	$221,211	$195,535
Accounts payable to members (Note 4)	103,329	48,610
Accrued compensation and benefits	34,130	50,900
Accrued liabilities to members (Note 4)	22,089	24,796
Other accrued liabilities	57,490	30,323
Income taxes payable	5,732	27,382
Deferred income on shipments to a member	24,355	31,040
Current portion of long-term obligations to members (Note 8)	—	117,158
Current portion of long-term debt	72,280	106,322
Current portion of long-term obligations under capital leases	83,527	96,496

Total current liabilities	$624,143	$728,562

Deferred income taxes	84,814	58,725
Long-term accrued liabilities to a member (Note 3)	—	6,223
Long-term obligations to members, less current portion (Note 8)	414,085	268,252
Long-term debt, less current portion	168,146	98,165
Long-term obligations under capital leases, less current portion	161,646	87,204
Other long-term liabilities	23,941	25,177
Commitments and contingencies

Members’ capital/pro forma stockholders’ equity:
Contributed capital—AMD Investments, Inc.	$891,274	$885,145
Contributed capital—Fujitsu Microelectronics Holding, Inc.	594,182	590,096
Class A common stock, $0.001 par value, shares authorized on a pro forma basis, shares issued and outstanding on a pro forma basis (unaudited) (Note 17)			$
Class B common stock, $0.001 par value, 1 share authorized on a pro forma basis, 1 share issued and outstanding on a pro forma basis (unaudited) (Note 17)
Class C common stock, $0.001 par value, 1 share authorized on a pro forma basis, 1 share issued and outstanding on a pro forma basis (unaudited) (Note 17)
Class D common stock, $0.001 par value, shares authorized on a pro forma basis, shares issued and outstanding on a pro forma basis (unaudited) (Note 17)
Preferred stock, $0.001 par value shares authorized on a pro forma basis, no shares issued and outstanding on a pro forma basis (unaudited) (Note 17)
Additional paid-in capital on a pro forma basis (unaudited) (Note 17)
Retained earnings	192,400	172,698	172,698
Accumulated other comprehensive loss	(20,261)	(732)	(732)

Total members’ capital/pro forma stockholders’ equity	$1,657,595	$1,647,207	$1,647,207

Total liabilities and members’ capital/pro forma stockholders’ equity	$3,134,370	$2,919,515	$2,919,515

See accompanying notes

Spansion LLC

(formerly operating as Fujitsu AMD Semiconductor Limited)

Consolidated Statements of Operations

(in thousands, except share amounts)

	Year Ended Mar. 31, 2003	Nine Months Ended Dec. 28, 2003		Year Ended Dec. 26, 2004
Net sales to members	$961,950		$1,193,212		$2,262,227

Expenses:
Cost of sales (including $472,671, $322,999 and $345,512 of expenses to members) (Note 4)	920,536		1,086,048		1,841,309
Research and development (including $0, $34,245 and $54,304 of expenses to members) (Note 4)	—		146,947		280,954
Marketing, general and administrative (including $1,564, $45,270 and $73,377 of expenses to members) (Note 4)	4,811		74,200		137,159

Operating income (loss)	36,603		(113,983)		2,805
Interest and other income (expense), net	(1,590)		1,353		3,645
Interest expense (including $1,664, $13,849 and $24,134 of expenses to members)	(1,867)		(20,733)		(40,165)

Income (loss) before income taxes	33,146		(133,363)		(33,715)
Provision (benefit) for income taxes	12,169		(4,420)		(14,013)

Net income (loss)	$20,977		$(128,943)		$(19,702)

Net income (loss) per share (Note 3):
Basic and diluted	$21.50		n/a		n/a
Shares used in per share calculation
Basic and diluted	975,753		n/a		n/a

Unaudited pro forma consolidated statements of operations (Note 17):
Actual income (loss) before income taxes	n/a		$(133,363)		$(33,715)
Pro forma provision (benefit) for income taxes	n/a		(43,369)		(11,566)

Pro forma net income (loss)	n/a		$(89,994)		$(22,149)

Pro forma income (loss) per share (Note 17):
Basic and diluted	n/a	$		$
Pro forma shares used in per share calculation
Basic and diluted	n/a

See accompanying notes

Spansion LLC

(formerly operating as Fujitsu AMD Semiconductor Limited)

Consolidated Statements of Members’ Capital/Stockholders’ Equity

(in thousands, except share amounts)

	Common Stock		Capital in Excess of Stated Value	Contributed Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Members’ Capital/ Stockholders’ Equity
	Number of Shares	Amount
Balance at March 31, 2002	975,753	$457,258	$106,066	$—	$300,366	$(146,605)	$717,085
Comprehensive income:
Net income	—	—	—	—	20,977	—	20,977
Other comprehensive income:
Net change in minimum pension liability, net of taxes of ($5,429)	—	—	—	—	—	(7,749)	(7,749)
Net change in cumulative translation adjustment	—	—	—	—	—	78,287	78,287

Total other comprehensive income	—	—	—	—	—	—	70,538

Total comprehensive income	—	—	—	—	—	—	91,515

Balance at March 31, 2003	975,753	$457,258	$106,066	$—	$321,343	$(76,067)	$808,600

Adjustment resulting from change in structure and formation of limited liability company	(975,753)	(457,258)	(106,066)	563,324	—	—	—
Contributed capital:
AMD Investments, Inc.	—	—	—	629,305	—	—	629,305
Fujitsu Microelectronics Holding, Inc.	—	—	—	292,827	—	—	292,827

Comprehensive loss:
Net loss	—	—	—	—	(128,943)	—	(128,943)
Other comprehensive income:
Net change in cumulative translation adjustment	—	—	—	—	—	55,806	55,806

Total other comprehensive income	—	—	—	—	—	—	55,806

Total comprehensive loss	—	—	—	—	—	—	(73,137)

Balance at December 28, 2003	—	$—	$—	$1,485,456	$192,400	$(20,261)	$1,657,595

Distribution to members for stock-based compensation (Note 3):
AMD Investments, Inc.	—	—	—	(6,129)	—	—	(6,129)
Fujitsu Microelectronics Holding, Inc.	—	—	—	(4,086)	—	—	(4,086)
Comprehensive loss:
Net loss	—	—	—	—	(19,702)	—	(19,702)
Other comprehensive income:
Net change in cumulative translation adjustment	—	—	—	—	—	19,529	19,529

Total other comprehensive income	—	—	—	—	—	—	19,529

Total comprehensive loss	—	—	—	—	—	—	(173)

Balance at December 26, 2004	—	$—	$—	$1,475,241	$172,698	$(732)	$1,647,207

See accompanying notes

Spansion LLC

(formerly operating as Fujitsu AMD Semiconductor Limited)

Consolidated Statements of Cash Flows

(in thousands)

	Year Ended Mar. 31, 2003	Nine Months Ended Dec. 28, 2003	Year Ended Dec. 26, 2004
Cash Flows from Operating Activities:
Net income (loss)	$20,977	$(128,943)	$(19,702)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	278,981	315,997	534,275
Provision (benefit) for deferred income taxes	12,137	(8,403)	(35,220)
(Gain) loss on equipment sale-leaseback transactions (Note 8)	—	17,875	(785)
(Gain) loss on sale and disposal of property, plant, and equipment	96	5,624	(6,003)
Gain on sale of equity investment	—	(710)	—
Changes in operating assets and liabilities:
(Increase) decrease in trade accounts receivable from members	(29,754)	(219,236)	43,541
(Increase) decrease in other receivables from members	—	(13,435)	5,681
Increase in inventories	(4,363)	(41,725)	(18,366)
(Increase) decrease in prepaid expenses and other current assets	—	(23,660)	18,833
Decrease in other assets	295	4,805	2,908
Increase (decrease) in accounts payable and accrued liabilities to members	90,363	122,083	(54,566)
Increase (decrease) in accounts payable and accrued liabilities	(11,257)	65,569	(51,257)
Increase (decrease) in accrued compensation and benefits	(1,299)	9,257	15,624
Increase in income taxes payable	24	4,593	21,650
Increase (decrease) in deferred income on shipments to a member	—	24,355	6,685

Net cash provided by operating activities	$356,200	$134,046	$463,298

Cash Flows from Investing Activities:
Proceeds from sale of property, plant and equipment	—	31,107	36,432
Purchases of property, plant and equipment	(190,228)	(214,752)	(530,095)
Proceeds from maturity of available-for-sale securities	—	—	50,139
Purchases of available-for-sale securities	—	—	(108,089)
Proceeds from sale of equity investment	—	1,731	—
Purchase of cost-method investment	—	(5,000)	—

Net cash used in investing activities	$(190,228)	$(186,914)	$(551,613)

Cash Flows from Financing Activities:
Cash contributions from members upon formation of Spansion LLC (Note 1)	—	306,745	—
Cash distributions to members for stock-based compensation (Note 3)	—	—	(1,438)
Proceeds from sale-leaseback transactions	—	238,319	44,160
Proceeds from borrowings, net of issuance costs	—	325,180	50,209
Payments on loans from members	(162,340)	(109,000)	(36,907)
Payments on debt and capital lease obligations	(3,637)	(388,365)	(181,600)

Net cash provided by (used in) financing activities	(165,977)	372,879	(125,576)

Effect of exchange rate changes on cash	—	9,508	22,535

Net increase (decrease) in cash and cash equivalents	(5)	329,519	(191,356)
Cash and cash equivalents at the beginning of period	30	25	329,544

Cash and cash equivalents at end of period	$25	$329,544	$138,188

See accompanying notes

Spansion LLC

(formerly operating as Fujitsu AMD Semiconductor Limited)

Consolidated Statements of Cash Flows—(Continued)

(in thousands)

	Year Ended Mar. 31, 2003	Nine Months Ended Dec. 28, 2003	Year Ended Dec. 26, 2004

Supplemental Cash Flows Disclosures:
Interest paid (including $1,664, $8,237 and $23,608 of interest related to obligations to members)	$1,867	$11,168	$41,360
Income taxes paid (refunded)	335	(1,216)	2,137
Non-cash investing and financing activities:
Equipment sales-leaseback transactions	—	273,131	34,515
Equipment capital leases	6,701	11,344	—
Contributed assets from AMD Investments, Inc., net (Note 1)	—	507,079	—
Contributed assets from Fujitsu Microelectronics Holding, Inc., net (Note 1)	—	108,307	—
Accrued capital distributions to members for stock-based compensation (Note 3)	—	—	8,777

See accompanying notes

Spansion LLC

(formerly operating as Fujitsu AMD Semiconductor Limited)

Notes to Consolidated Financial Statements

1.    Nature of Operations

The Company

Spansion LLC, referred to as “the Company,” is a semiconductor manufacturer headquartered in Sunnyvale, California, with manufacturing, research and assembly operations in the United States and Asia. The Company designs, manufactures and markets Flash memory devices that encompass a broad spectrum of densities and features to address the wireless and embedded markets. The Company’s products are marketed under the Spansion™ global product brand name.

The Company’s Flash memory devices are incorporated into a broad range of electronic products, including mobile phones, consumer electronics, automotive electronics, networking and telecommunications equipment and PC peripheral applications.

As of December 28, 2003 and December 26, 2004, the Company was 60 percent owned by a consolidated subsidiary of Advanced Micro Devices, Inc. (“AMD”). AMD designs, manufactures and markets industry-standard digital integrated circuits, or ICs, that are used in many diverse product applications such as desktop and mobile personal computers, workstations, servers and sells the Company’s products which are used in communications equipment such as mobile telephones and automotive and consumer electronics. Fujitsu Limited (“Fujitsu”), through a consolidated subsidiary, owned the remaining 40 percent of the Company. Fujitsu is a provider of information technology and communications solutions. Fujitsu’s service offerings include IT consulting, systems integration, managed services and outsourcing. Fujitsu’s product offerings consist of servers, personal computers, hard-disk drives and other electronic devices, including liquid crystal displays (LCDs) and advanced semiconductors such as logic chips, memory devices, and optical devices.

History of the Company

In 1993, AMD and Fujitsu (collectively, the “members”) formed a corporate manufacturing venture, Fujitsu AMD Semiconductor Limited (“FASL”), headquartered in Aizu-Wakamatsu, Japan, for purposes of operating advanced Flash wafer fabrication facilities, or fabs, to manufacture Flash memory wafers. Until June 30, 2003, AMD and Fujitsu’s respective ownership interests in FASL were 49.992 percent and 50.008 percent.

FASL produced wafers containing Flash memory circuits. These wafers were then sold to AMD and Fujitsu, who separated the circuits on each wafer into individual die, processed the die into finished goods and sold the finished Flash memory devices to their customers. AMD and Fujitsu performed all research and development activities for the design and development of Flash memory devices and developed the manufacturing processes that were to be used in the operation of the fabs to manufacture Flash memory devices. Through June 30, 2003, FASL contracted with AMD and Fujitsu for the receipt of certain support and administrative services (See Note 4).

As of June 30, 2003, in order to expand their existing manufacturing venture, AMD and Fujitsu formed a limited liability company called FASL LLC and later renamed Spansion LLC (the “reorganization”). In addition to its 49.992 percent ownership in FASL, AMD contributed to Spansion LLC its Flash memory inventory, its wafer manufacturing facility located in Austin Texas, its Flash memory research and development facility (the Submicron Development Center (SDC)) located in Sunnyvale, California, and its Flash memory assembly and test facilities located in Thailand, Malaysia and China. Fujitsu contributed to Spansion LLC its 50.008 percent ownership interest in FASL, its Flash memory inventory and its Flash memory assembly and test facilities located in Malaysia. Both AMD and Fujitsu transferred employees to the Company to perform various research and development, marketing and administration functions. AMD and Fujitsu also provided working capital to the Company in the form of cash contributions and loans (See Note 8). As a result, the Company began

Spansion LLC

(formerly operating as Fujitsu AMD Semiconductor Limited)

Notes to Consolidated Financial Statements—(Continued)

manufacturing finished Flash memory devices which are exclusively sold to AMD and Fujitsu (See Note 3). Because the additional net assets contributed by AMD exceeded those contributed by Fujitsu, AMD’s ownership interest increased to 60 percent and Fujitsu’s decreased to 40 percent.

The following table summarizes the net book value of AMD’s and Fujitsu’s contributions of net assets at June 30, 2003, the effective date of the reorganization of the Company.

	AMD’s Contributions	Fujitsu’s Contributions	Total
	(in thousands)
Cash	$122,225	$184,520	$306,745
Accounts receivable from members	24,685	2,328	27,013
Inventory	219,848	128,371	348,219
Fixed assets	898,560	16,432	914,992
Other assets	4,656	6,666	11,322
Accounts payable and other accrued liabilities	(32,922)	(5,490)	(38,412)
Debt and capital lease obligations (See Note 8)	(607,748)	(40,000)	(647,748)

Net book value of contributions on reorganization date	$629,304	$292,827	$922,131

As a result of the Company’s reorganization as a limited liability company, common stock and additional paid-in capital in FASL were converted to members’ capital.

2.    Change in Fiscal Year and Basis of Presentation

Fiscal Year

For periods up to and including the year ended March 31, 2003, the Company’s fiscal year ended on March 31 of each year. On June 30, 2003, in connection with the Company’s reorganization as Spansion LLC, the Company changed its fiscal year to a 52- to 53-week fiscal year ending on the last Sunday in December to coincide with the fiscal year of its majority member, AMD. U.S. Securities and Exchange Commission (SEC) rules and regulations permit the presentation of financial statements for a nine-month period in lieu of financial statements for a full year in the case where a registrant changes its fiscal year. Accordingly, the accompanying financial statements present the operating results of the Company as follows:

•	the full fiscal year ended March 31, 2003;

•	the nine months ended December 28, 2003; and

•	the full fiscal year ended December 26, 2004.

The years ended March 31, 2003 and December 26, 2004 each consisted of 52 weeks. The statements of operations, members’ capital/stockholders’ equity and cash flows for the nine-month period ended December 28, 2003 include the results of FASL for the three-month period ended June 29, 2003, prior to AMD’s and Fujitsu’s additional net asset contributions (See Note 1).

3.    Summary of Significant Accounting Policies

Financial Statements Reclassification

Certain prior period amounts have been reclassified to conform to the current period presentation.

Spansion LLC

(formerly operating as Fujitsu AMD Semiconductor Limited)

Notes to Consolidated Financial Statements—(Continued)

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries after elimination of intercompany accounts and transactions.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of commitments and contingencies and the reported amounts of revenues and expenses during the reporting periods. Actual results are likely to differ from those estimates, and such differences may be material to the financial statements.

Cash Equivalents

Cash equivalents consist of financial instruments that are readily convertible into cash and have original maturities of three months or less at the time of acquisition.

Investments

The Company’s investments consist of debt securities classified at the date of acquisition as available-for-sale and a cost-method equity investment in a privately held company.

Debt securities are reported at fair market value with the related unrealized gains and losses included in accumulated other comprehensive income (loss), net of tax, a component of stockholders’ equity and members’ capital. There were no unrealized gains or losses for the periods presented. Realized gains and losses and declines in the value of securities determined to be other-than-temporary are included in interest and other income (expense), net. The cost of securities is based on the specific identification method.

The Company classifies investments with remaining time to maturity less than twelve months as short-term investments. Investments with maturities greater than twelve months are classified as long-term. The Company did not hold any short-term investments as of December 28, 2003. As of December 26, 2004, the Company’s short-term investments consisted of money market auction rate preferred stocks.

The equity investment is carried at historical cost and the Company does not hold a controlling interest in, nor does the Company exercise significant influence over, the operations of the investee company (See Note 16). The Company monitors the investment for impairment on a periodic basis. In the event that the carrying value of the investment exceeds its fair value and the decline is determined to be other-than-temporary, an impairment charge would be recorded and a new cost basis for the investment equal to the fair value would be established. The Company has not recorded any such impairment charges in any of the periods presented.

Inventories

Inventories are stated at standard cost adjusted to approximate the lower of actual cost (first-in, first-out method) or market (net realizable value). Inventories in stock in excess of forecasted customer demand over the next six months are not valued. Obsolete inventories are written off.

Revenue Recognition

The Company recognizes revenue from products sold when persuasive evidence of a contractual arrangement exists, the price is fixed or determinable, shipment is made and collectibility is reasonably assured. Shipping and handling costs associated with product sales are included in cost of sales.

Spansion LLC

(formerly operating as Fujitsu AMD Semiconductor Limited)

Notes to Consolidated Financial Statements—(Continued)

Prior to June 30, 2003, the Company generated revenue by selling Flash memory wafers to AMD and Fujitsu at an agreed price that was set to cover the Company’s costs plus a predetermined profit margin. AMD and Fujitsu were contractually obligated to purchase all of the Flash memory wafers and did not have any price protection and rights of return. Accordingly, the Company recognized revenue upon shipment of product. Subsequent to June 30, 2003, the Company generates revenue by selling finished Flash memory devices to AMD and Fujitsu who are the sole distributors of the Company’s Flash memory products. The Company sets its prices to AMD and Fujitsu based on their selling prices to third-party customers reduced by an agreed upon discount.

For products sold to AMD and Fujitsu the Company generally recognizes revenue when AMD and Fujitsu have sold the product to their original equipment manufacturer (OEM) customers and title and risk of loss for the product have transferred to the OEM customers which is typically when the Company drop ships the product to the OEM customers on behalf of AMD and Fujitsu. However, shipment terms for certain OEM customers are FOB destination, for which the Company does not recognize revenue and the related cost of sales until the product is delivered to the customers’ facilities. Estimates of product returns and sales allowances based on actual historical experience are recorded at the time revenue is recognized.

AMD also sells the Company’s products to its distributors under terms allowing these distributors certain rights of return, stock rotation and price protection privileges on unsold merchandise held by them. The Company extends the same rights on these Flash memory product sales to AMD. Accordingly, the Company defers the gross margin resulting from the deferral of both revenue and related product costs from such sales to AMD until the merchandise is resold by AMD’s distributors. The Company records estimated reductions to deferred revenue under AMD’s distributor incentive programs, including volume based incentives and special pricing arrangements, at the time the related revenue is recognized.

Fujitsu also sells the Company’s products to its own distributors. However, Fujitsu does not offer product return, stock rotation and price protection rights to its distributor customers, nor does the Company offer these rights to Fujitsu. Therefore, the Company recognizes revenue for sale of product sold to Fujitsu when Fujitsu sells the product to its distributors.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Assets contributed by AMD and Fujitsu effective June 30, 2003 upon reorganization of the Company were recorded at AMD’s and Fujitsu’s historical cost along with accumulated depreciation (See Note 1). Depreciation and amortization are provided on a straight-line basis over the estimated useful lives of the assets.

The estimated useful lives of property, plant and equipment for financial reporting purposes are as follows: machinery and equipment, two to five years; buildings and building improvements, from five to 26 years; and leasehold improvements, the shorter of the remaining terms of the leases or the estimated economic useful lives of the improvements.

Impairment of Long-Lived Assets

For long-lived assets used in operations, the Company evaluates the potential for impairment losses when events and circumstances indicate that those assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than their carrying value. If assets are judged to be impaired, impairment losses are determined based on the excess, if any, of the carrying value of these assets over their respective fair value. If impairment losses are recorded, the fair value of the assets would become the new cost basis. Fair value

Spansion LLC

(formerly operating as Fujitsu AMD Semiconductor Limited)

Notes to Consolidated Financial Statements—(Continued)

is determined by discounted future cash flows, appraisals or other methods. For assets held for sale, impairment losses are measured at the lower of the carrying amount of the assets or their fair value less costs to sell. For assets to be disposed of other than by sale, impairment losses are measured as their carrying amount less salvage value, if any, at the time the assets cease to be used. Impairment losses were not material in any of the periods presented.

Product Warranties

The Company offers a one-year limited warranty to the members for Spansion Flash memory devices (See Note 7). At the time revenue is recognized, the Company provides for estimated costs that may be incurred under product warranty, with the corresponding expense recognized in cost of sales. Estimates of warranty expense are based on the Company’s historical experience. Warranty accruals are evaluated periodically and are adjusted for changes in experience.

Foreign Currency Translation/Transactions

Prior to June 30, 2003, because all operations were located in Japan, the functional currency of the Company was the Japanese yen. On June 30, 2003, the functional currency of the Company and its foreign subsidiaries, except for its wholly-owned subsidiary in Japan (Spansion Japan), became the U.S. dollar. Adjustments resulting from remeasuring the foreign currency denominated financial statements of subsidiaries into U.S. dollar denominations are included in operations, except for Spansion Japan. Adjustments resulting from translating the foreign currency financial statements of Spansion Japan into U.S. dollar denominations are included as a separate component of accumulated other comprehensive income (loss). Gains or losses resulting from transactions denominated in currencies other than the functional currencies of the Company and its subsidiaries are recorded in determining net income (loss). The aggregate exchange gain (loss) included in determining net income (loss) was $0, $0.6 million and $(5.3) million for the year ended March 31, 2003, the nine-month period ended December 28, 2003 and the year ended December 26, 2004, respectively.

Derivative Financial Instruments

The Company has foreign currency intercompany transactions denominated in Japanese yen. Therefore, in the normal course of business, the Company’s financial position is routinely subjected to market risk associated with foreign currency rate fluctuations. The Company’s general practice is to ensure that material business exposure to foreign exchange risks are identified, measured and minimized. The Company uses foreign currency forward contracts to reduce its foreign currency exposure. The objective of these contracts is to minimize the impact of foreign currency exchange rate movements on the Company’s operating results. These foreign currency contracts are carried on the Company’s balance sheet at fair value and are reflected in prepaid expenses and other current assets or accrued liabilities with changes in fair value recorded directly to cost of sales. Premiums paid for foreign currency forward contracts are immediately charged to cost of sales. All of the Company’s foreign currency forward contracts mature within the next twelve months. The Company does not use derivatives for speculative or trading purposes and does not designate its derivative instruments as hedging instruments, as defined by the Financial Accounting Standard Board, or FASB, under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.”

Research and Development Expenses

Prior to June 30, 2003, the Company only performed wafer manufacturing services and it did not design or engineer products or manufacturing processes. AMD and Fujitsu used their own separate design and product

Spansion LLC

(formerly operating as Fujitsu AMD Semiconductor Limited)

Notes to Consolidated Financial Statements—(Continued)

engineering resources for the products manufactured and sold by the Company. Accordingly, the research and development expenses incurred by AMD and Fujitsu were not charged to the Company, but royalties were paid to AMD and Fujitsu for use of their technological know-how (See Note 4). Subsequent to June 30, 2003, the Company began performing research and development activities on its own but continued paying royalties to AMD and Fujitsu for their existing technological know-how. AMD and Fujitsu continue to provide certain research and development services to the Company under the terms of the service agreements, and in some cases, AMD and Fujitsu provide research and development services to the Company on a contract basis. The Company expenses such research and development costs in the period in which such costs are incurred.

Advertising Expenses

Advertising costs are expensed as incurred. The Company did not incur any advertising expenses for the year ended March 31, 2003. Advertising expenses for the nine-month period ended December 28, 2003 and for the year ended December 26, 2004 were approximately $2.0 million and $3.4 million, respectively.

Income Taxes

The Company is a Delaware limited liability company that has elected to be treated as a partnership for U.S. federal tax reporting purposes and therefore is not a taxable entity (See Note 17). Accordingly, the Company’s members are responsible for their share of the tax provision or benefit related to the Company’s domestic operations. The Company’s foreign subsidiaries are wholly owned and are taxable as corporations in their respective foreign countries of formation. In preparing its consolidated financial statements, the Company makes certain estimates and judgments in the calculation of certain tax liabilities, deferred taxes and in the determination of the recoverability of deferred tax assets in each of the jurisdictions in which the taxable subsidiaries operate. This process involves estimating actual current tax liabilities together with deferred taxes. Deferred taxes result from temporary differences between the recognition of assets and liabilities for tax and financial statement reporting purposes. The deferred taxes are included within the consolidated balance sheet. The Company then assesses the likelihood that deferred tax assets will be recovered. If recovery is not likely, the Company must increase its provision for taxes by recording a charge to income tax expense in the form of a valuation allowance for the deferred tax assets that the Company estimates will not ultimately be recoverable. The Company considers past performance, future expected taxable income and prudent and feasible tax planning strategies in determining the need for a valuation allowance. As of December 26, 2004, the Company recorded a valuation allowance of $14 million primarily to offset reinvestment allowance carryovers and tax loss carryforwards.

Significant management judgment is required in determining the provision for income taxes, deferred tax assets and liabilities and any valuation allowance recorded against net deferred tax assets. If the Company later determines that it is more likely than not that the deferred tax assets will be fully realized, an appropriate amount of the previously provided valuation allowance will be reversed, resulting in a benefit to earnings. Such benefits would be recorded on the income tax provision (benefit) line of the Company’s consolidated statements of operations.

In addition, the calculation of the Company’s tax liabilities involves dealing with uncertainties in the application of complex tax rules and the potential for future adjustment by tax authorities. If its estimates of these taxes are greater or less than actual results, an additional tax benefit or charge will result. See Note 17 for pro forma income tax information reflecting the income tax provision that the Company would have recorded if the Company had been subject to federal taxation as a corporation.

Spansion LLC

(formerly operating as Fujitsu AMD Semiconductor Limited)

Notes to Consolidated Financial Statements—(Continued)

Net Income (Loss) Per Share

For the year ended March 31, 2003, the Company computed net income per share using the weighted-average number of common shares outstanding during the period. The Company had no dilutive potential common shares outstanding. Subsequent to June 30, 2003, as a limited liability company, the Company did not have any common shares or potential common shares outstanding, and therefore, net income (loss) per share was not applicable for the nine-month period ended December 28, 2003 and the year ended December 26, 2004.

Accumulated Other Comprehensive Income (Loss)

Unrealized gains or losses on the Company’s available-for-sale securities, changes in minimum pension liabilities, and foreign currency translation adjustments are included in accumulated other comprehensive income (loss).

The following are the components of accumulated other comprehensive loss:

	Dec. 28, 2003	Dec, 26, 2004
	(in thousands)
Minimum pension liability, net of taxes of ($5,429)	$(7,749)	$(7,749)
Cumulative translation adjustments	(12,512)	7,017

	$(20,261)	$(732)

Stock-Based Compensation

The Company does not provide stock-based compensation to its employees or third parties. Subsequent to June 30, 2003, certain of the Company’s employees received options to purchase shares of AMD common stock from the Company’s majority member, AMD. The Company reimburses AMD for these options based on an agreed amount equal to the grant-date fair value of the stock options calculated using the Black-Scholes valuation model, less a 15 percent discount (the “grant-date value”). The Company records a liability for amounts due to AMD under this arrangement with a corresponding reduction to members’ capital.

Through December 26, 2004, AMD granted stock options to the Company’s employees with a grant-date value of approximately $10.2 million. The Company paid AMD approximately $0 and $1.4 million for stock options during the nine-month period ended December 28, 2003 and the year ended December 26, 2004, respectively. The Company’s outstanding liability to AMD as of December 26, 2004 was approximately $8.8 million of which $6.2 million is due beyond fiscal year 2005. Reimbursements to AMD are payable in sixteen equal quarterly installments which commence on the last day of the quarter following the quarter in which the stock options are granted.

New Accounting Pronouncements

In March 2004, the FASB approved the consensus reached on the Emerging Issues Task Force (EITF) Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.” The Issue’s objective is to provide guidance for identifying other-than-temporarily impaired investments. EITF 03-1 also provides new disclosure requirements for investments that are deemed to be temporarily impaired. In September 2004, the FASB issued a FASB Staff Position (FSP) EITF 03-1-1 that delays the effective date of the measurement and recognition guidance in EITF 03-1 until further notice. Once the FASB reaches a final decision on the measurement and recognition provisions, the Company will evaluate the impact of the adoption of the accounting provisions of EITF 03-1.

Spansion LLC

(formerly operating as Fujitsu AMD Semiconductor Limited)

Notes to Consolidated Financial Statements—(Continued)

In December 2004, the FASB issued SFAS 153, “Exchanges of Nonmonetary Assets” (SFAS 153). SFAS 153 amends the guidance in APB Opinion No. 29, “Accounting for Nonmonetary Transactions” to eliminate certain exceptions to the principle that exchanges of nonmonetary assets be measured based on the fair value of the assets exchanged. SFAS 153 eliminates the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This statement is effective for nonmonetary asset exchanges in fiscal years beginning after June 15, 2005. The adoption of SFAS 153 will not have a material impact on our current consolidated results of operations or financial position or cash flows as it will be applied prospectively.

In December 2004, the FASB issued a revision to Statement of Financial Accounting Standard No. 123, “Accounting for Stock-Based Compensation” (SFAS 123R). SFAS 123R eliminates the ability to use the intrinsic value method of accounting for stock-based compensation under Accounting Principles Board Opinion No. 25 “Accounting for Stock Issued to Employee” (APB 25), and generally requires a public entity to reflect on its income statement, instead of pro forma disclosures in its financial footnotes, the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. The grant-date fair value will be estimated using option-pricing models adjusted for the unique characteristics of those equity instruments. Among other things, SFAS 123R also requires entities to estimate the number of equity instruments for which the requisite service is expected to be rendered, and if the terms or conditions of an equity award are modified after the grant date, to recognize incremental compensation cost for such a modification by comparing the fair value of the modified award with the fair value of the award immediately before the modification. In addition, SFAS 123R amends FASB Statement No. 95, “Statement of Cash Flows,” to require that excess tax benefits be reported as a financing cash inflow rather than as a reduction of taxes paid. SFAS 123R is effective generally for public companies as of the beginning of the first interim or annual reporting period that begins after June 15, 2005. SFAS 123R applies to all awards granted after the required effective date and to awards modified, repurchased or canceled after that date. As of the required effective date, all public entities that used the fair-value-based method for either recognition or disclosure under the original Statement 123 will apply this revised statement using a modified version of prospective application. Under that transition method, compensation cost is recognized on or after the required effective date for the portion of outstanding awards for which the requisite service has not yet been rendered, based on the grant-date fair value of those awards calculated under the original Statement 123 for either recognition or pro forma disclosures. For periods before the required effective date, those entities may elect to apply a modified version of retrospective application under which financial statements for prior periods are adjusted on a basis consistent with the pro forma disclosures required for those periods by the original Statement 123. The Company is currently evaluating the requirements of SFAS 123R and will adopt this statement at its effective date. The Company to date has not issued stock-based awards to its employees or third parties. Accordingly, the adoption of SFAS 123R is not expected to have a material effect on the Company’s financial statements upon adoption. However, if the Company changes its corporate structure and issues stock-based awards in the future (See Note 17), those awards will be subject to the accounting and disclosure provisions of SFAS 123R and would be expected to have a material effect on the Company’s financial statements.

4.    Related Party Transactions

In addition to its historical dependence on AMD and Fujitsu as its sole distributors, the Company receives services from AMD and Fujitsu, including among others, certain information technology, facilities, logistics, legal, tax, finance, human resources and environmental health and safety services. The charges for these services are negotiated annually between the Company and AMD and Fujitsu based on the Company’s expected requirements and the estimated future costs of the services to be provided. AMD has the right to review the

Spansion LLC

(formerly operating as Fujitsu AMD Semiconductor Limited)

Notes to Consolidated Financial Statements—(Continued)

proposed services to be provided by Fujitsu, and Fujitsu has the right to review the proposed services to be provided by AMD. The service charges are billed monthly on net 45 days terms. Prior to June 30, 2003, the Company contracted for certain services with Fujitsu and subsidiaries of Fujitsu, including among others, payroll processing, cafeteria operation, and site security services. The service charges were billed monthly on net 30 days terms.

The following tables present significant related party transactions and account balances between the Company and AMD (See Note 8 for separate disclosure of debt obligations to members):

	Year Ended Mar. 31, 2003	Nine Months Ended Dec. 28, 2003	Year Ended Dec. 26, 2004
	(in thousands)
Net sales to AMD	$538,623	$650,097	$1,211,033

Cost of sales:
Royalties to AMD	$43,575	$20,376	$18,080
Wafer purchases from AMD	$232,508	$107,338	$—

Service fees to AMD:
Cost of sales	$—	$15,623	$21,915
Research and development	—	13,883	27,614
Marketing, general and administration	—	38,277	56,697

Service fees to AMD	$—	$67,783	$106,226

Cost of employees seconded from AMD:
Marketing, general and administration	$—	$969	$1,524

	Dec. 28, 2003	Dec. 26, 2004
	(in thousands)
Trade accounts receivable from AMD	$234,772	$217,485
Other receivables from AMD	$6,534	$566
Accounts payable to AMD	$73,605	$29,719
Royalties payable to AMD	$8,672	$8,180
Accrued liabilities to AMD	$5,099	$14,075

The following tables present the significant related party transactions and account balances between the Company and Fujitsu (See Note 8 for separate disclosure of debt obligations to members):

	Year Ended Mar. 31, 2003	Nine Months Ended Dec. 28, 2003	Year Ended Dec. 26, 2004
	(in thousands)
Net sales to Fujitsu	$423,327	$543,115	$1,051,194

Cost of sales
Royalties to Fujitsu	$43,575	$20,376	$18,080
Other purchases of goods and services from Fujitsu	$152,515	$61,548	$64,326
Subcontract manufacturing purchases from Fujitsu	$—	$54,787	$74,800
Commercial die purchases from Fujitsu	$—	$41,332	$141,117
Rental expense to Fujitsu	$498	$616	$2,199

Spansion LLC

(formerly operating as Fujitsu AMD Semiconductor Limited)

Notes to Consolidated Financial Statements—(Continued)

	Year Ended Mar. 31, 2003	Nine Months Ended Dec. 28, 2003	Year Ended Dec. 26, 2004
	(in thousands)

Service fees to Fujitsu:
Cost of sales	$—	$505	$3,662
Research and development	—	16,791	18,449
Marketing, general and administration	1,564	4,540	11,382

Service fees to Fujitsu	$1,564	$21,836	$33,493

Cost of employees seconded from Fujitsu:
Cost of sales	$—	$498	$1,333
Research and development	—	3,571	8,241
Marketing, general and administration	—	1,484	3,774

Cost of employees seconded from Fujitsu	$—	$5,553	$13,348

Equipment purchases from Fujitsu	$34,358	$29,783	$—

	Dec. 28, 2003	Dec. 26, 2004
	(in thousands)
Trade accounts receivable from Fujitsu	$181,461	$155,207
Other receivables from Fujitsu	$6,901	$7,188
Accounts payable to Fujitsu	$29,724	$18,891
Royalties payable to Fujitsu	$7,805	$8,180
Accrued liabilities to Fujitsu	$513	$584

The Company licenses certain intellectual property from AMD and Fujitsu in exchange for the payment of royalties to both AMD and Fujitsu. These royalty expenses are recognized in cost of sales. The Company is required to pay AMD and Fujitsu semi-annual royalties based on net sales (minus the costs of commercial die). The royalty as a percentage of sales will decline over the term of the agreement which expires in 2013.

In order to respond to increased demand in 2002 and 2003, the Company supplemented its manufacturing capacity by contracting with AMD and Fujitsu to produce flash memory wafers for the Company on a foundry basis in fabs owned by AMD and Fujitsu. The Company purchased such foundry wafers from AMD at negotiated prices and resold the foundry wafers to AMD and Fujitsu at the same prices the Company charged for wafers it produced in its own fabs.

Prior to June 30, 2003, Fujitsu provided additional goods and services to the Company including manufacturing equipment, utilities and equipment maintenance services for which the Company reimbursed Fujitsu. Subsequent to June 30, 2003, Fujitsu provides test and assembly services to the Company on a contract basis. Also, the Company began purchasing commercial die from Fujitsu, which is packaged together with the Company’s Flash memory devices.

AMD and Fujitsu second certain employees to the Company and the Company reimburses AMD for the costs of the employees seconded from AMD and pays the employees seconded from Fujitsu directly.

As of December 26, 2004, AMD and Fujitsu were obligated to provide the Company with additional funding to finance shortfalls for capital expenditures and operating expenses, if any, through June 29, 2007. Generally, the Company is first required to seek any required financing from external sources. However, if such

Spansion LLC

(formerly operating as Fujitsu AMD Semiconductor Limited)

Notes to Consolidated Financial Statements—(Continued)

third-party financing is not available, AMD and Fujitsu must secure or provide funding to the Company equal to their pro-rata ownership interest in the Company. The Company has been able to obtain additional third-party financing and has not had to obtain additional funding from AMD and Fujitsu since June 30, 2003 (See Note 17).

5.    Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash equivalents, short-term investments, trade receivables and foreign currency forward contracts.

The Company places its cash equivalents and short-term investments with high quality credit financial institutions and, by policy, limits the amount of credit exposure with any one financial institution. Investments in tax-exempt securities, including municipal notes and bonds, are rated AA, Aa or better, and investments in repurchase agreements must have securities of the type and quality listed above as collateral.

Concentration of credit risk with respect to trade receivables exists because the Company only sells products directly to AMD and Fujitsu. Trade accounts receivable from AMD make up approximately 56 percent and 58 percent of the total consolidated trade accounts receivable balance as of December 28, 2003 and December 26, 2004, respectively. Trade accounts receivable from Fujitsu make up approximately 44 percent and 42 percent of the total consolidated trade accounts receivable balance as of December 28, 2003 and December 26, 2004, respectively. However, the Company does not believe the receivable balances from either member subject the Company to significant credit risk given that both AMD and Fujitsu have a vested interest in the success of the Company, collection experience from each is positive and AMD’s and Fujitsu’s own customer bases represent a large number of geographically diverse companies. Additionally, both AMD and Fujitsu are required to pay these amounts regardless of whether they can collect from their customers. The Company does not require collateral or other security from AMD and Fujitsu.

The counterparties to the agreements relating to the Company’s derivative financial instruments consist of a number of large international financial institutions. The Company does not believe that there is significant risk of nonperformance by these counterparties because the Company monitors their credit ratings and limits the financial exposure and the notional amount of agreements entered into with any one financial institution. While the notional amounts of financial instruments are often used to express the volume of these transactions, the potential accounting loss on these transactions if all counterparties failed to perform is limited to the amounts, if any, by which the counterparties’ obligations under the contracts exceed the Company’s obligations to the counterparties. As of December 26, 2004, the Company had a total notional amount of approximately $10.5 million in outstanding foreign currency forward exchange contracts. Foreign currency gains and losses were not significant for the periods presented.

6.    Financial Instruments

Available-for-sale securities held by the Company as of December 28, 2003 and December 26, 2004 are as follows:

Amortized Cost
(in thousands)
2003
Cash Equivalents:
Money Market Funds	$148,513

Total Cash Equivalents	$148,513

Spansion LLC

(formerly operating as Fujitsu AMD Semiconductor Limited)

Notes to Consolidated Financial Statements—(Continued)

Amortized Cost
(in thousands)
2004
Cash Equivalents:
Money Market Funds	$35,000
Commercial Paper	29,958

Total Cash Equivalents	$64,958

Short-Term Investments:
Auction Rate Preferred Stocks	$57,950

Total Short-Term Investments	$57,950

Total Cash Equivalents and Short-Term Investments	$122,908

The cost of the Company’s available-for-sale securities approximates the fair market values of the securities as of December 28, 2003 and December 26, 2004. The unrealized gains and losses on these securities were not significant as of December 28, 2003 and December 26, 2004. The Company does not have any available-for-sale marketable securities with maturities greater than one year.

Fair Value of Other Financial Instruments

The fair value of the Company’s fixed rate long-term debt is estimated by considering the Company’s credit rating, the interest rates and the terms of the debt. The fair value of the Company’s variable rate long-term debt is estimated based on the current rates offered to the Company for debt of the same remaining maturities. The carrying amounts and estimated fair values of the Company’s debt instruments are as follows:

	Dec. 28, 2003		Dec. 26, 2004
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
	(in thousands)
Capital leases	$245,173	$244,461	$183,700	$182,248
Debt obligations	240,426	240,426	204,487	204,487
Debt obligation to members	414,085	414,085	385,410	385,410

Total debt obligations and capital leases	$899,684	$898,972	$773,597	$772,145

The fair value of the Company’s accounts receivable and accounts payable approximate their carrying value based on existing payment terms. As of December 26, 2004, the fair value of the Company’s foreign currency forward contracts was not significant. As of December 28, 2003, there were no foreign currency forward contracts outstanding.

7.    Warranties and Indemnities

The Company offers a one-year limited warranty to the members for Spansion Flash memory products. AMD and Fujitsu have the right to independently provide product warranties to their customers consistent with the Company’s one-year limited warranty. Prior to June 30, 2003, the Company did not provide a warranty on product sales to AMD and Fujitsu. On June 30, 2003, the Company assumed the liabilities of AMD and Fujitsu for warranties they offered on previous sales of Flash memory products to their customers. Accordingly, the

Spansion LLC

(formerly operating as Fujitsu AMD Semiconductor Limited)

Notes to Consolidated Financial Statements—(Continued)

following table reflects the Company’s assumption of warranty obligations on June 30, 2003. Changes in the Company’s recorded warranty liability for products are as follows:

	Dec. 28, 2003	Dec. 26, 2004
	(in thousands)
Balance, beginning of period	$—	$452
Warranty obligations assumed on June 30, 2003	541	—
New warranties issued during the period	866	1,862
Settlements during the period	(326)	(1,899)
Changes in liability for pre-existing warranties during the period, including expirations	(629)	185

Balance, end of period	$452	$600

In addition to product warranties, the Company, from time to time in its normal course of business, indemnifies other parties with whom it enters into contractual relationships, including customers, directors, lessors and parties to other transactions with the Company, with respect to certain matters. The Company has agreed to hold the other party harmless against specified losses, such as those arising from a breach of representations or covenants, third-party infringement claims or other claims made against certain parties. It is not possible to determine the maximum potential amount of liability under these indemnification obligations due to the limited history of indemnification claims and the unique facts and circumstances that are likely to be involved in each particular claim and indemnification provision. Historically, there have been no indemnification claims.

8.    Debt and Capital Lease Obligations

The Company’s debt and capital lease obligations consist of:

	Dec. 28, 2003	Dec. 26, 2004
	(in thousands)
Debt obligations to members:
AMD Cash Note	$120,000	$120,000
AMD Asset Note	165,619	165,619
Spansion Penang Asset Note	38,466	38,466
Spansion China Line of Credit	50,000	15,000
Spansion Penang Loan	—	6,325
Fujitsu Cash Note	40,000	40,000

Total debt obligations to members	$414,085	$385,410
Debt obligations to third parties:
July 2003 Spansion Term Loan	72,500	44,599
Spansion Japan Term Loan	167,926	127,389
Spansion China Loan	—	32,499
Obligations under capital leases	245,173	183,700

Total debt obligations to third parties	$485,599	$388,187

Total debt obligations	899,684	773,597
Less: current portion	155,807	319,976

Long-term debt and capital lease obligations, less current portion	$743,877	$453,621

Spansion LLC

(formerly operating as Fujitsu AMD Semiconductor Limited)

Notes to Consolidated Financial Statements—(Continued)

Debt Obligations to Members

AMD Cash Note

The Company is obligated to AMD in the amount of $120 million under the terms of an unsecured promissory note with four equal principal payments due on September 30, 2005, December 31, 2005, March 31, 2006 and June 30, 2006. The note bears interest at the London Inter-bank Offer Rate (LIBOR) plus four percent, to be paid quarterly, or 5.14 percent and 5.98 percent at December 28, 2003 and December 26, 2004, respectively. The interest rate cannot exceed seven percent. As of December 28, 2003 and December 26, 2004, the remaining balance on this note was $120 million. The proceeds from the AMD Cash Note were used to fund the working capital needs of the Company.

AMD Asset Note

The Company is obligated to AMD under the terms of an unsecured asset note with four remaining equal principal payments due on September 30, 2005, December 31, 2005, March 31, 2006 and June 30, 2006. This note bears interest at a fixed rate of seven percent, to be paid quarterly. As of December 28, 2003 and December 26, 2004, the remaining balance on this note was approximately $166 million. The AMD Asset Note represented consideration paid to AMD by the Company in connection with the transfer of certain of AMD’s assets to the Company as of June 30, 2003.

Spansion Penang Asset Note

The Company assumed approximately 146 million Malaysian Ringgit (approximately $38 million based on the exchange rate as of December 26, 2004) of an unsecured promissory note, payable to AMD’s subsidiary in Malaysia, AMD Export Sdn. Bhd. (AMD Export), in connection with the sale of certain assets by AMD Export to the Company’s subsidiary in Malaysia, Spansion Penang Sdn. Bhd. (Spansion Penang), as part of the reorganization. This note bears interest at a fixed rate of seven percent, to be paid quarterly. The note has a term of three years, with four equal principal payments, due on September 29, 2005, December 29, 2005, March 29, 2006 and June 29, 2006. As of December 28, 2003 and December 26, 2004, the remaining balance on this note was approximately 146 million Malaysian Ringgit (approximately $38 million based on the exchange rate as of December 28, 2003 and December 26, 2004).

Spansion China Line of Credit

As part of reorganization, the Company also assumed $60 million of unsecured debt, payable by the Company’s subsidiary in the People’s Republic of China, Spansion China Limited, to AMD. Amounts outstanding bear interest at rates ranging from two percent to six percent, to be paid quarterly. The remaining $15 million balance is due by the end of fiscal 2005. As of December 28, 2003 and December 26, 2004, the remaining balance was approximately $50 million and $15 million, respectively.

Spansion Penang Loan

On January 29, 2004, Spansion Penang entered into a financial arrangement with AMD Export. Under the terms of the arrangement, Spansion Penang borrowed approximately 29 million Malaysian Ringgit (approximately $8 million based on the exchange rate as of January 29, 2004) from AMD Export to fund the purchase of manufacturing equipment. The loan bears a fixed annual interest rate of 5.9 percent and is payable in

Spansion LLC

(formerly operating as Fujitsu AMD Semiconductor Limited)

Notes to Consolidated Financial Statements—(Continued)

equal, consecutive, monthly principal and interest installments through February 2009. The total amount outstanding as of December 26, 2004 was approximately 23 million Malaysian Ringgit (approximately $6 million based on the exchange rate as of December 26, 2004). A third-party financial institution has a lien on the purchased equipment.

Fujitsu Cash Note

On June 30, 2003, Fujitsu loaned the Company $40 million for working capital purposes pursuant to a promissory note. This unsecured note is denominated in U.S. dollars. The note bears an interest rate of LIBOR plus four percent, which was 5.14 percent as of December 28, 2003 and 5.98 percent as of December 26, 2004. The interest rate cannot exceed seven percent. The note has a term of three years and is repayable in four equal payments, including interest, on September 30, 2005, December 31, 2005, March 31, 2006 and June 30, 2006. As of December 28, 2003 and December 26, 2004, the outstanding principal balance on this note was $40 million. The proceeds from the Fujitsu Cash Note were used to fund the working capital needs of the Company.

Debt Obligations to Third Parties

July 2003 Spansion Term Loan

AMD amended its term loan and security agreement with a domestic financial institution (the September 2002 Loan) and assigned it (the July 2003 Spansion Term Loan) to the Company in connection with the reorganization. Under the amended agreement, the amounts borrowed bear interest at LIBOR plus four percent, which was 5.14 percent and 5.98 percent at December 28, 2003 and December 26, 2004, respectively. Repayments of principal, which began in September 2003, are scheduled to occur in consecutive quarterly installments ending in June 2006. As of December 28, 2003, $72.5 million was outstanding, and as of December 26, 2004, approximately $44.6 million was outstanding, of which 60 percent was guaranteed by AMD and 40 percent was guaranteed by Fujitsu (See Note 9). The Company granted a security interest in certain property, plant and equipment as security under the July 2003 Spansion Term Loan. The net book value of the property, plant and equipment granted as a security interest was $40.2 million as of December 26, 2004.

Pursuant to the terms of a March 2004 amendment to the July 2003 Spansion Term Loan, the Company is required to comply with the following financial covenants during an enhanced covenant period, which occurs if either the Company’s net domestic cash balance (as defined in the July 2003 Spansion Term Loan) as of the last day of any fiscal quarter is below $60 million or if its net worldwide cash balance (as defined in the March 2004 amendment) as of the last day of any fiscal quarter is below $130 million:

•	refrain from entering into any merger transaction, reorganization or consolidation;

•	refrain from the transfer, sale, assignment, lease or disposition of our property except for sales of certain inventory and equipment in the ordinary course of business and the sale of certain assets that do not exceed certain threshold amounts;

•	maintain an adjusted tangible net worth (as defined in the July 2003 Spansion Term Loan) of not less than $850 million;

Spansion LLC

(formerly operating as Fujitsu AMD Semiconductor Limited)

Notes to Consolidated Financial Statements—(Continued)

•	achieve earnings before interest, taxes, depreciation and amortization according to the following schedule:

Period	Amount
(in thousands)
For each of the four quarters ending December 2004	$550,000
For each of the four quarters ending in 2005	640,000
For each of the four quarters ending in 2006	800,000

•	maintain a Fixed Charge Coverage Ratio (as defined in the July 2003 Spansion Term Loan) according to the following schedule:

Period	Ratio
March 2004 to December 2004	1.0 to 1.00
Full fiscal year 2005	1.0 to 1.00
Full fiscal year 2006	0.9 to 1.00

Under the terms of the July 2003 Spansion Term Loan, an event of default would occur if the Company does not meet various obligations or if various events occur. These include, among other things, any failure to pay loan amounts when due, a breach of any representation or warranty made under the agreement, the filing of voluntary bankruptcy proceedings, the dissolution, winding-up or liquidation of the Company, and the expropriation or condemnation of our property by any legal authority.

In addition, during an enhanced covenant period, the Company is restricted in its ability to pay cash dividends in respect to AMD and Fujitsu.

As of December 26, 2004, the Company’s net domestic cash balance as defined was $119 million and its net worldwide cash balance as defined was $196 million. Because the Company’s domestic and worldwide net cash balances exceeded the minimum requirements, the covenants described above have not been applicable to date.

Spansion Japan Term Loan

Spansion Japan entered into a term loan with a Japanese financial institution in September 2003. Under the agreement, the amounts borrowed are denominated in Japanese yen and bear an interest rate based on the Tokyo Inter-bank Offer Rate (TIBOR) plus a spread that is determined by Fujitsu’s current debt rating and Spansion Japan’s non-consolidated net asset value as of the last day of Spansion Japan’s fiscal year. The interest rate was 0.98 percent as of December 28, 2003 and December 26, 2004. Repayment occurs in equal, consecutive, quarterly principal installments ending in June 2007. As of December 28, 2003 and December 26, 2004, approximately 18 billion yen and 13 billion yen (approximately $168 million and $127 million) were outstanding under this term loan agreement. The net book value of the pledged assets as of December 28, 2003 and December 26, 2004 was approximately $488.0 million and $384.6 million, respectively. Fujitsu has guaranteed 100 percent of the amounts outstanding under this facility and AMD has agreed to reimburse Fujitsu for up to 60 percent of amounts paid out by Fujitsu under this guarantee. In addition, Spansion Japan’s assets are pledged to Fujitsu as security for AMD’s reimbursement.

Pursuant to the terms of the Spansion Japan Term Loan, Spansion Japan is required to comply with the following financial covenants determined using accounting principles generally accepted in Japan:

•	ensure that assets exceed liabilities as of the end of each fiscal year and each six-month period during such fiscal year;

Spansion LLC

(formerly operating as Fujitsu AMD Semiconductor Limited)

Notes to Consolidated Financial Statements—(Continued)

•	maintain an adjusted tangible net worth (as defined in the loan agreement), as of the last day of each fiscal quarter, of not less than 60 billion yen (approximately $579 million based on the exchange rate as of December 26, 2004);

•	maintain total net income plus depreciation, as of the last day of each fiscal period, as follows:

Period	Amount
(in thousands)
Fiscal year 2004	$221,000
Fiscal year 2005	204,000
Fiscal year 2006	188,000

•	ensure that as of the last day of any fiscal quarter, the ratio of (a) net income plus depreciation to (b) the sum of (i) interest expense for such period plus (ii) scheduled amortization of debt for borrowed money (as defined in the loan agreement) for such period, including lease rentals plus (iii) maintenance capital expenditures for Spansion Japan’s existing and after acquired real property and improvements at its manufacturing facilities located in Aizu-Wakamatsu, Japan, is not less than 120 percent for the third and fourth quarters of fiscal year 2004, fiscal year 2005 and fiscal year 2006.

As of December 26, 2004 Spansion Japan was in compliance with these financial covenants determined using accounting principles generally accepted in Japan.

Because the Spansion Japan Term Loan is denominated in yen, the dollar amounts are subject to change based on applicable exchange rates. The Company used the exchange rates as of December 28, 2003 and December 26, 2004 of 107.19 yen and 103.62 yen, respectively, to one U.S. dollar to translate the amounts denominated in yen to U.S. dollars.

Spansion China Loan

Spansion China entered into two unsecured revolving loan agreements with a local financial institution in May 2004. Under the terms of the revolving foreign exchange loan agreement, Spansion China can borrow in U.S. dollars up to an amount of $18 million. Under the terms of the revolving Renminbi (RMB) loan agreement, Spansion China can borrow up to RMB 120 million (approximately $15 million as of December 26, 2004). The interest rate on the U.S. dollar denominated loans is LIBOR plus one percent, which was 2.98 percent at December 26, 2004 and the interest rate on the RMB denominated loans is fixed at 4.779 percent. The maximum term of each loan is 12 months from the date of each drawdown. As of December 26, 2004, the total amount outstanding under the U.S. dollar denominated loan agreement was approximately $18 million and the amount outstanding under the RMB denominated loan agreement was approximately RMB 120 million (approximately $15 million). This loan is secured by Spansion China’s assembly and test facilities and its land use rights.

Spansion Japan Revolving Loan Agreement

In March 2004, Spansion Japan entered into a revolving credit facility agreement with certain Japanese financial institutions in the aggregate amount of 15 billion yen (approximately $145 million as of December 26, 2004). The revolving facility consists of two tranches: tranche A, in the aggregate amount of up to nine billion yen (approximately $87 million as of December 26, 2004), and tranche B, in the aggregate amount of up to six billion yen (approximately $58 million as of December 26, 2004). Spansion Japan can draw under the facility until March 24, 2005 (See Note 16). However, as described in more detail below, the total amount that Spansion Japan can draw is limited based on the value of Spansion Japan’s trade accounts receivable from Fujitsu, which

Spansion LLC

(formerly operating as Fujitsu AMD Semiconductor Limited)

Notes to Consolidated Financial Statements—(Continued)

are pledged as security to the lenders. As of December 26, 2004, there were no borrowings outstanding under this facility.

Amounts borrowed under tranche A bear interest at a rate of TIBOR plus 0.55 percent. Amounts borrowed under tranche B bear interest at a rate of TIBOR plus 1.2 percent. Spansion Japan must first fully draw under tranche A before drawing amounts under tranche B. Borrowings must be used for working capital purposes and must be repaid no later than April 24, 2005. As of December 26, 2004, TIBOR was approximately 0.09 percent.

Pursuant to the terms of the revolving facility agreement, Spansion Japan is required to comply with the following financial covenants:

•	ensure that assets exceed liabilities as of the end of each fiscal year and each six-month (mid-year) period;

•	maintain an adjusted tangible net worth (as defined in the agreement) at an amount not less than 60 billion yen (approximately $579 million as of December 26, 2004) as of the last day of each fiscal quarter;

•	maintain total net income plus depreciation of 22.920 billion yen (approximately $221 million as of December 26, 2004) as of the last day of fiscal 2004; and

•	ensure that, as of the last day of each of the third and fourth quarter of fiscal 2004, the ratio of (a) net income plus depreciation to (b) the sum of interest expenses plus the amount of scheduled debt repayments plus maintenance capital expenditures for its facilities located in Aizu-Wakamatsu, Japan, for such period, is not less than 120 percent.

In addition, Spansion Japan cannot, without the consent of the majority lenders (as defined in the agreement), enter into any consolidation or merger, or transfer, lease or otherwise dispose of all or substantially all of its assets or business, or remove any equipment from its Aizu-Wakamatsu facilities or transfer or otherwise dispose of the Aizu facility, in a manner that may substantially affect Spansion Japan’s ability to make repayments under this agreement. Spansion Japan cannot obtain any loans from a third party (other that tranche B) or provide guarantee or any loans to a third party that may substantially affect Spansion Japan’s ability to make repayments under this agreement.

As of December 26, 2004, Spansion Japan was in compliance with these financial covenants determined using accounting principles generally accepted in Japan.

In addition, if Spansion Japan’s minimum cash balance is less than $1 billion yen (approximately $10 million as of December 26, 2004), Spansion Japan is prohibited from:

•	subject to ordinary course of business and certain other exceptions, entering into any merger, reorganization or consolidation, or transferring, leasing or otherwise disposing of all or any part of its assets, or entering into any agreement concerning such transactions;

•	making certain distributions, including declaring any dividends other than those to be declared after the end of each fiscal quarter, and redeeming, repurchasing, retiring or otherwise acquiring its capital stock or any option for such capital stock; or

•	changing its capital structure (including capital reduction) in a way that may substantially affect Spansion Japan’s ability to meet its obligations under the agreement.

Spansion LLC

(formerly operating as Fujitsu AMD Semiconductor Limited)

Notes to Consolidated Financial Statements—(Continued)

As security for amounts outstanding under the revolving facility, Spansion Japan pledged its accounts receivable from Fujitsu. The accounts receivable are held in trust pursuant to the terms of a trust agreement. Under the trust agreement, Spansion Japan is required to maintain the value of its accounts receivable at specified thresholds (as defined by the trust agreement), based upon the amounts outstanding under tranche A and tranche B. In addition, the trustee collects payments from Fujitsu into a separate trust account and releases these amounts to Spansion Japan, subject to the calculated thresholds, upon instruction from the agent for the lenders. At any time when the accounts receivable balance in the trust account is less than the required thresholds, Spansion Japan is required to do one of the following to cure the shortfall:

•	provide additional cash to the trust; or

•	repay a specified portion of the outstanding loans.

Amounts outstanding under the revolving credit facility may become automatically due and payable upon the occurrence of specified events with respect to Spansion Japan, including: filings or proceedings in bankruptcy, failure to pay any obligations under the revolving credit facility that have become due, failure to pay other third-party indebtedness where such debt exceeds 200 million yen (approximately $2 million as of December 26, 2004) or a decrease in the value of the accounts receivable from Fujitsu held in trust is below the required threshold, which shortfall is not remedied within three business days. In addition, amounts outstanding under the revolving credit facility may become automatically due and payable upon the occurrence of specified events with respect to Fujitsu including filings or proceedings in bankruptcy, default by Fujitsu with respect to payments to Spansion Japan or other obligations under their purchase and sale agreement or default by Fujitsu with respect to other third-party indebtedness where such debt exceeds one billion yen (approximately $10 million as of December 26, 2004). As of December 26, 2004, the amount of accounts receivable held in the trust was approximately $154 million.

Because the Spansion Japan Revolving Loan is denominated in yen, the U.S. dollar amounts stated above are subject to change based on applicable exchange rates. The Company used the exchange rate at December 26, 2004 of 103.62 yen to one U.S. dollar to translate the amounts denominated in yen into U.S. dollars.

Obligations under Capital Leases

On July 16, 2003, Spansion Japan entered into a sale-leaseback transaction with a third-party financial institution for certain equipment in the amount of 12 billion yen (approximately $100 million on July 16, 2003) of cash proceeds. Upon execution of the agreements, the equipment had a net book value of approximately $168 million. As the term on the leaseback transaction is more than 75 percent of the remaining estimated economic life of the equipment, the Company accounted for the leaseback transaction as a capital lease. The Company recognized an immediate loss of approximately $18 million on the transaction equal to the difference in the fair market value of the equipment and its net book value at the time of the transaction. The Company also recorded a deferred loss on the balance sheet of approximately $50 million, the difference between the remaining book value of the equipment after the immediate loss recognized and the proceeds from the sale lease-back transaction. This deferred loss is being amortized over the term of the lease in proportion to the amortization of the underlying leased assets. AMD and Fujitsu each guaranteed 50 percent of the outstanding obligations under the lease arrangement. As of December 28, 2003 and December 26, 2004, the outstanding lease obligations under this agreement were approximately $86 million and $60 million, respectively.

On September 15, 2003, the Company entered into a sale-leaseback transaction with a third-party financial institution for certain equipment in the amount of approximately $79 million of cash proceeds. Upon execution

Spansion LLC

(formerly operating as Fujitsu AMD Semiconductor Limited)

Notes to Consolidated Financial Statements—(Continued)

of the agreement, the equipment had a net book value of approximately $78 million. As the lease agreement contained a bargain purchase option, the Company accounted for the leaseback transaction as a capital lease. This transaction did not result in a significant gain or loss. As of December 28, 2003 and December 26, 2004, the outstanding lease obligations under this agreement were approximately $72 million and $42 million, respectively.

On September 26, 2003, Spansion Japan entered into a sale-leaseback transaction with a third-party financial institution for certain equipment in the amount of approximately 7 billion yen (approximately $63 million on September 26, 2003) of cash proceeds. Upon execution of the agreement, the equipment had a net book value of approximately $64 million. As the present value of the minimum lease payments was more than 90 percent of the fair values of the equipment at the inception of the lease, the Company accounted for the leaseback transactions as a capital lease. This transaction did not result in a significant gain or loss. As of December 28, 2003 and December 26, 2004, the outstanding lease obligations under this agreement were approximately $55 million and $39 million, respectively.

On March 17, 2004, Spansion Japan entered into sale-leaseback transactions with a third-party financial institution for certain equipment in the amount of 3 billion yen (approximately $27 million on March 17, 2004) of cash proceeds. Upon execution of the agreement, the equipment had a net book value of approximately $26 million. As the present value of the minimum lease payments was more than 90 percent of the fair values of the equipment at the inception of the lease, the Company accounted for the leaseback transactions as a capital lease. This transaction did not result in a significant gain or loss. As of December 26, 2004, the outstanding lease obligation under this agreement was approximately $21 million.

On June 30, 2004, Spansion Japan entered into sale-leaseback transactions with a third-party financial institution for certain equipment in the amount of 748 million yen (approximately $7 million on June 30, 2004) of cash proceeds. Upon execution of the agreement, the equipment had a net book value of approximately $7 million. As the present value of the minimum lease payments was more than 90 percent of the fair values of the equipment at the inception of the lease, the Company accounted for the leaseback transaction as a capital lease. As of December 26, 2004, the outstanding lease obligation under this agreement was approximately $6 million.

As of December 28, 2003 and December 26, 2004, the Company had aggregate outstanding capital lease obligations of approximately $245 million and $184 million. Obligations under these lease agreements are collateralized by the assets leased and are payable through 2007. Leased assets consist principally of machinery and equipment.

The gross amount of assets recorded under capital leases totaled approximately $334 million and $360 million as of December 28, 2003 and December 26, 2004 and accumulated amortization of these leased assets was approximately $83 million and $157 million as of December 28, 2003 and December 26, 2004, respectively. These leased assets are included in the related property, plant and equipment category. Amortization of assets recorded under capital leases is included in depreciation expense. AMD has guaranteed approximately $147 million and $87 million of the Company’s aggregate outstanding capital lease obligations as of December 28, 2003 and December 26, 2004, respectively. Fujitsu has guaranteed approximately $72 million and $47 million of the Company’s aggregate outstanding capital lease obligations as of December 28, 2003 and December 26, 2004, respectively.

Spansion LLC

(formerly operating as Fujitsu AMD Semiconductor Limited)

Notes to Consolidated Financial Statements—(Continued)

For each of the next five years and beyond, the Company’s debt and capital lease obligations are as follows :

	Debt Obligations to Members	Other Long-Tem Debt	Capital Leases	Total
	(in thousands)
Fiscal 2005	$117,158	$106,322	$102,956	$326,436
Fiscal 2006	264,965	63,422	84,280	412,667
Fiscal 2007	1,518	34,743	4,587	40,848
Fiscal 2008	1,518	—	—	1,518
Fiscal 2009	251	—	—	251

	385,410	204,487	191,823	781,720
Less amount representing interest	—	—	(8,123)	(8,123)

Total at present value	$385,410	$204,487	$183,700	$773,597

9.    Guarantees of Company Debt by Members

The following tables summarize the amounts guaranteed by AMD and Fujitsu as of December 26, 2004 related to the underlying liabilities of the Company:

Liabilities Guaranteed by AMD

(in thousands)
July 2003 Spansion term loan guarantee	$26,759
Spansion Japan term loan guarantee (1)	—
Spansion capital lease guarantees	87,303
Spansion operating lease guarantees	24,414

Total debt guaranteed by AMD	$138,476

Liabilities Guaranteed by Fujitsu

(in thousands)
July 2003 Spansion term loan guarantee	$17,840
Spansion Japan term loan guarantee (1)	127,389
Spansion capital lease guarantees	46,880
Spansion operating lease guarantees	4,767

Total debt guaranteed by Fujitsu	$196,876

(1)	AMD agreed to reimburse Fujitsu 60 percent of any amount paid by Fujitsu under its guarantee of this loan.

The amounts above represent the principal amounts of the underlying obligations guaranteed by AMD and Fujitsu and are exclusive of obligations for interest, fees and expenses.

10.    Commitments

Certain equipment and facilities are leased under various operating leases expiring at various dates through the year 2007. Certain of these leases contain renewal options. Rental expense was $6.5 million for the year

Spansion LLC

(formerly operating as Fujitsu AMD Semiconductor Limited)

Notes to Consolidated Financial Statements—(Continued)

ended March 31, 2003. Rental expense was $12.6 million and $ 22.5 million for nine-month period ended December 28, 2003 and for the year ended December 26, 2004, respectively.

Future minimum lease payments under operating leases and unconditional commitments to purchase manufacturing supplies and services are as follows:

	Operating Leases	Unconditional Purchase Commitments
	(in thousands)
Fiscal 2005	$23,745	$5,956
Fiscal 2006	16,909	1,457
Fiscal 2007	6,555	774
Fiscal 2008	2,052	442
Fiscal 2009	—	360

	$49,261	$8,989

In June 2002, AMD and Fujitsu entered into a non-exclusive, perpetual license to manufacture and distribute a third-party company’s patented technology. AMD and Fujitsu agreed to pay the company a running royalty based on AMD’s and Fujitsu’s annual cumulative net sales on the sale of products containing this technology. The royalty is triggered only if annual cumulative sales targets are met. The license to manufacture and distribute these products was assigned to the Company as of September 1, 2003. The Company had not met the minimum requirements to trigger royalty payments as of December 26, 2004.

11.    Interest and Other Income (Expense), Net

	Year Ended Mar. 31, 2003	Nine Months Ended Dec. 28, 2003	Year Ended Dec. 26, 2004
	(in thousands )
Interest income	$—	$917	$2,708
Other income (expense), net	(1,590)	436	937

	$(1,590)	$1,353	$3,645

Other income (expense), net for the year ended March 31, 2003 consisted primarily of losses from the disposal of tools and equipment.

12.    Income Taxes

The Company is a Delaware limited liability company that has elected to be treated as a partnership for U.S. federal tax reporting purposes and therefore is not a taxable entity. Accordingly, the Company’s members are responsible for their share of the tax provision or benefit related to the Company’s domestic operations.

Spansion LLC

(formerly operating as Fujitsu AMD Semiconductor Limited)

Notes to Consolidated Financial Statements—(Continued)

The Company’s foreign subsidiaries are wholly owned and are taxable as corporations in their respective foreign countries. The components of the Company’s tax provision (benefit) for income taxes related to its foreign subsidiaries are as follows:

	Mar. 31, 2003	Dec. 28, 2003	Dec. 26, 2004
	(in thousands)
Current	$32	$3,983	$21,207
Deferred	12,137	(8,403)	(35,220)

	$12,169	$(4,420)	$(14,013)

Pre-tax income from foreign operations was $33 million for the year ended March 31, 2003. Pre-tax loss from foreign operations was $2 million for the nine-month period ended December 28, 2003 and $0.7 million for the year ended December 26, 2004.

Deferred tax assets and liabilities recorded on the consolidated balance sheet also relate directly to these subsidiaries. Deferred income taxes reflect the net tax effects of tax carryovers and temporary differences between the carrying amounts of assets and liabilities for financial reporting and the balances for income tax purposes. Significant components of the Company’s deferred tax assets and liabilities as of December 28, 2003 and December 26, 2004 are as follows:

	Dec. 28, 2003	Dec. 26, 2004
	(in thousands)
Deferred tax assets:
Net operating loss carryforward	$12,265	$1,181
Inventory valuation	11,954	31,648
Accrued expenses not currently deductible	20,075	21,180
Pension benefits	7,675	8,421
Fixed assets	13,022	16,017

Total deferred tax assets	64,991	78,447
Less: Valuation Allowance	(20,306)	(14,203)

Net deferred tax assets	44,685	64,244
Deferred tax liabilities:
Depreciation	(95,531)	(79,869)

Net deferred tax assets (liabilities)	$(50,846)	$(15,625)

The net valuation allowance increased by $ 5.0 million in 2003 for pension benefits net of the utilization of tax carryforwards in China. The net valuation allowance decreased by $6.1 million in 2004 due to the realization of pension benefits and the utilization of tax loss carryforwards in China. For the year ended March 31, 2003, there was no change to the net valuation allowance.

As of December 26, 2004, the Company had foreign net operating loss carryforwards of approximately $8 million that will expire between 2005 and 2007.

For purposes of the reconciliation between the provision for (benefit from) income taxes and the effective rate for the nine-month period ended December 28, 2003 and the year ended December 26, 2004, a notional U.S. rate of 35 percent is applied. For the year ended March 31, 2003, the Company operated only in Japan.

Spansion LLC

(formerly operating as Fujitsu AMD Semiconductor Limited)

Notes to Consolidated Financial Statements—(Continued)

Therefore, the reconciliation for this period is between statutory Japanese income taxes and the total provision for income taxes in accordance with accounting principles generally accepted in the U.S.

	Nine Months Ended Dec. 28, 2003		Year Ended Dec. 26, 2004
	Tax	Rate	Tax	Rate
	(in thousands)		(in thousands)
Provision at U.S. notional statutory rate	$(46,677)	35.0%	$(11,801)	35.0%
Losses not subject to U.S. notional income tax	45,947	(34.5)	11,571	(34.3)
Foreign income at other than U.S. rates	(8,691)	6.5	(7,680)	22.8
Valuation allowance	5,001	(3.7)	(6,103)	18.1

Benefit for income taxes	$(4,420)	3.3%	$(14,013)	41.6%

	Year Ended Mar. 31, 2003
	Tax	Rate
	(in thousands)
Provision at Japanese statutory rate	$13,656	41.2%
Permanent book/tax differences	64	0.2
Inhabitant tax per capita	32	0.1
Effect of change in tax rate	(1,316)	(4.0)
Other	(267)	(0.8)

Provision for income taxes	$12,169	36.7%

Approximately $428 million of foreign earnings from certain foreign subsidiaries are permanently invested and AMD and Fujitsu have not been subject to any U.S. federal income taxes on these amounts.

13.    Employee Benefit Plans

Employee Pension Benefits

Certain employees of Spansion Japan are enrolled in either a defined benefit pension plan, or a lump-sum retirement benefit plan sponsored by Fujitsu, or both. The Company, by agreement with Fujitsu, is required to fund those proportional benefit obligations attributable to the Company’s employees enrolled in these plans as of June 30, 2003. The Company accounts for its participation in these plans as multiemployer plans wherein the expense recorded for the plans is equal to its annual contributions. The Company recorded estimated pension costs of approximately $5.1 million, $7.0 million and $7.5 million for the year ended March 31, 2003, for the nine-month period ended December 28, 2003 and for the year ended December 26, 2004, respectively. There were no unpaid contributions for the nine-month period ended December 28, 2003 and for the year ended December 26, 2004.

Through agreement with Fujitsu, the Company will withdraw from the plans by no later than the end of 2005 and assume the pension obligation associated with its own employees. In connection with the withdrawal, Fujitsu will assign a portion of the pension assets to Spansion based on the relative portion of Spansion’s pension benefit obligation to the total pension benefit obligation of the Fujitsu plans. A full actuarial valuation has not been completed by Fujitsu for the specific portion of the plans that relate to Spansion Japan’s employees. As a result, to determine the liability it has agreed to assume, the Company estimated the proportionate allocation of pension obligations using information for the Fujitsu plans provided by independent actuaries.

Spansion LLC

(formerly operating as Fujitsu AMD Semiconductor Limited)

Notes to Consolidated Financial Statements—(Continued)

As of December 28, 2003 and December 26, 2004, the Company recorded an accrued pension liability associated with its pending withdrawal from the Fujitsu plans of approximately $23.9 million and $23.6 million, respectively. The amounts of accrued pension liability recorded include an estimate of a minimum pension liability arising from the underfunded status of the Fujitsu plans. As of December 28, 2003 and December 26, 2004, the estimate of the minimum pension liability was approximately $7.7 million, net of taxes of approximately $5.4 million. Although the Company believes that the estimates and assumptions it has used to record its liability are reasonable, the actual amounts recorded could vary when a full actuarial valuation is completed in 2005. However, the Company does not expect any such difference would have a material impact on its consolidated financial statements and believes these amounts are materially reflective of those to be recorded when the withdrawal from the Fujitsu plans occurs.

Historically, the Fujitsu pension plan included a substitutional portion which is based on the pay-related part of old-age pension benefits prescribed by the Japan Welfare Pension Insurance Law (JWPIL) and is similar to social security benefits in the United States. Benefits under the substitutional portion are calculated based on a standard remuneration schedule determined by the JWPIL. In 2001, the JWPIL was amended to allow employers to transfer the substitutional portion of employer pension plans back to the Japanese government. The transfer process takes place in four distinct phases. In Phase I, an agreement of separation and transfer is obtained from covered employees and subsequent application is made to the Japanese government for the transfer. In Phase II, the Japanese government either approves or denies the application. Upon receipt of approval, the employer is relieved of the pension obligation related to future employee service under the substitutional portion of the plan. The employer then resumes making contributions to Japanese government. In Phase III, a second application is made to the Japanese government to relieve the employer of the pension obligation related to past employee service. In Phase IV, the Japanese government gives final approval for the separation. Upon receipt of approval, the employer is relieved of its obligation for past employee service under the substitutional portion. Plan assets related to the substitutional portion are then transferred to the Japanese government.

Fujitsu has announced that they will separate the substitutional portion from the Fujitsu pension plan and transfer the obligation and related plan assets to the Japanese government. We expect the transfer of assets and liabilities to the Japanese government will be completed later this year. As a result, Phase IV has not yet been completed and no related accounting entries have been made. We plan to establish our separate pension plan immediately following this transfer and believe that this transfer will reduce the amount of assets and liabilities which would otherwise be transferred to us from the Fujitsu pension plan. We do not have sufficient data at this time to quantify the impact of the pending transfer.

Profit Sharing Program

Effective June 30, 2003, the Company elected to participate in AMD’s profit sharing program. Under the plan, quarterly contributions can be made at the discretion of the Board of Directors of AMD in any quarter in which there is an operating profit. All employees who have worked with the Company for three months or more are eligible to participate in this program. Profit sharing expense was approximately $0, $1.1 million and $3.3 million for the year ended March 31, 2003, the nine-month period ended December 28, 2003 and the year ended December 26, 2004, respectively.

Retirement Savings Plan

Effective June 30, 2003, the Company elected to participate in AMD’s retirement savings plan, commonly known as a 401(k) plan. The plan allows the Company’s U.S. employees to contribute up to 100 percent of their pre-tax salary subject to Internal Revenue Service limits. The Company matches employee contributions at a rate

Spansion LLC

(formerly operating as Fujitsu AMD Semiconductor Limited)

Notes to Consolidated Financial Statements—(Continued)

of 50 cents on each dollar of the first six percent of participants’ contributions, to a maximum of three percent of eligible compensation. The Company’s matching contributions to the 401(k) plan were approximately $1.5 million and $3.7 million for the nine-month period ended December 28, 2003 and for the year ended December 26, 2004, respectively.

14.    Segment Reporting

The Company operates and tracks its results in one reportable segment. The Company designs, manufactures and markets Flash memory products for the wireless and embedded markets.

Geographical revenue information is based on the customer’s bill-to location. The following table presents a summary of net sales by geographic areas for the periods presented:

	Year Ended Mar. 31, 2003	Nine Months Ended Dec. 28, 2003	Year Ended Dec. 26, 2004
	(in thousands)
United States (net sales to AMD)	$538,623	$650,097	$1,211,033
Japan (net sales to Fujitsu)	423,327	543,115	1,051,194

Total	$961,950	$1,193,212	$2,262,227

Long-lived assets information is based on the physical location of the assets at the end of each fiscal year. The following table presents a summary of long-lived assets by geography:

	Dec. 28, 2003	Dec. 26, 2004
	(in thousands)
United States	$699,501	$675,606
Japan	972,859	880,920
Other Countries	179,338	257,188

	$1,851,698	$1,813,714

15.    Subsequent Events

Sale-leaseback transaction

In January 2005, Spansion Japan entered into a sale-leaseback transaction for certain semiconductor manufacturing equipment in the amount of approximately 8.2 billion yen (approximately $78 million based on the exchange rate as of January 7, 2005). This transaction did not result in a significant gain or loss. At the expiration of the lease term, Spansion Japan has the option to purchase the equipment at an agreed upon price which the Company believes to be a bargain purchase option. In addition, Spansion Japan can renew the lease if the lessor and Spansion Japan both agree upon the renewal terms not later than six months prior to the expiration of the lease term. The Company expects to account for this lease as a capital lease as it met the bargain purchase option criterion under SFAS 13, “Accounting for Leases.”

During the term of the lease, Spansion Japan is required to comply with the following financial covenants determined using accounting principles generally accepted in Japan:

•	ensure that assets exceed liabilities as of the end of each fiscal year and each six-month (mid-year) period;

Spansion LLC

(formerly operating as Fujitsu AMD Semiconductor Limited)

Notes to Consolidated Financial Statements—(Continued)

•	maintain net adjusted tangible assets (as defined in the agreement) at an amount not less than 60 billion yen (approximately $572 million as of January 7, 2005) as of the last day of each fiscal quarter;

•	maintain total net income plus depreciation of 21,125 million yen as of the last day of fiscal year 2005 and 19,550 million yen as of fiscal 2006 (approximately $201 million and $186 million, respectively, as of January 7, 2005); and

•	ensure that as of the last day of each of fiscal 2005 and fiscal 2006, the ratio of (a) net income plus depreciation to (b) the sum of interest expenses plus the amount of agreed repayments plus maintenance capital expenditures for its facilities located in Aizu-Wakamatsu, Japan, for such period is not less than 120 percent.

Because the amounts under the agreements referenced above are denominated in yen, the dollar amounts stated above are subject to change based on applicable exchange rates. The Company used the exchange rate as of January 7, 2005 to translate the amounts denominated in yen into U.S. dollars.

Members’ Contributions

In February 2005, AMD and Fujitsu, through their respective wholly-owned subsidiaries, contributed to the Company their ownership interest in 703,900 ordinary shares of a privately held company. The value of the contributed shares was $15 million, which represented the historical carrying value to AMD and Fujitsu. The Company has an existing investment in the same company that totaled $5 million at December 26, 2004. The investment is carried at historical cost, and the Company does not hold a controlling interest in nor does the Company exercise significant influence over the operations of the investee company. Simultaneously with the contribution of the ordinary shares, AMD also contributed $3.75 million in cash to the Company in order to maintain its 60 percent ownership in the Company.

16.	Events Subsequent to the Date of the Independent Registered Public Accounting Firm’s Report (Unaudited)

Revolving Credit Facility

Spansion Japan Revolving Loan Agreement

In March 2005, Spansion Japan extended its revolving facility credit agreement under substantially the same terms with certain Japanese financial institutions in the aggregate amount of 15 billion yen (approximately $141 million as of March 25, 2005). The revolving facility provides for two tranches: tranche A in the aggregate amount of up to six billion yen (approximately $56 million as of March 25, 2005) and tranche B in the aggregate amount of up to nine billion yen (approximately $85 million as of March 25, 2005). Spansion Japan can draw under the facility until March 24, 2006. As of December 26, 2004, there were no borrowings outstanding under this facility.

Amounts borrowed under tranche A bear interest at a rate equal to the TIBOR plus 0.55 percent. Amounts borrowed under tranche B bear interest at a rate of TIBOR plus 1.2 percent. Spansion Japan must first fully draw under tranche A prior to drawing amounts under tranche B. Borrowings must be used for working capital purposes and must be repaid no later than April 24, 2006. As of March 25, 2005, TIBOR was approximately 0.09 percent.

Because the amounts under the Spansion Japan Revolving Loan are denominated in yen, the U.S. dollar amounts stated above are subject to change based on applicable exchange rates. The Company used the exchange rate as of March 25, 2005 of 106.30 yen to one U.S. dollar to translate the amounts denominated in yen into U.S. dollars.

Spansion LLC

(formerly operating as Fujitsu AMD Semiconductor Limited)

Notes to Consolidated Financial Statements—(Continued)

17.    Pro Forma Information (Unaudited)

Change in Capital Structure

As of the consummation of its planned offering (the “Offering”), the Company will have converted from a limited liability company to a corporation. The Company’s authorized capital stock will consist of                          shares of Class A common stock, par value $0.001 per share, one share of Class B common stock, par value $0.001 per share, one share of Class C common stock, par value $0.001 per share,                  shares of Class D common stock, par value $0.001 per share and                          shares of Preferred Stock, par value $0.001 per share. Upon consummation of this offering, AMD and Fujitsu will no longer be obligated to provide the Company with additional funding.

Common Stock

As of the consummation of the Offering, there will be                          shares of Class A common stock issued and outstanding, one share of Class B common stock issued and outstanding and beneficially held by AMD, one share of Class C common stock issued and outstanding and beneficially held by Fujitsu and              shares of Class D common stock issued and outstanding and beneficially held by Fujitsu.

Except as described below or as required by law, the holders of the Company’s common stock are entitled to one vote per share on all matters to be voted on by stockholders and shall vote together as a single class. Stockholders are not entitled to cumulative voting rights, and, accordingly, the holders of a majority of the shares voting for the election of directors can elect the entire board if they choose to do so and, in that event, the holders of the remaining shares will not be able to elect any person to the board of directors. Amendments to the Company’s certificate of incorporation that would alter or change the powers, preferences or special rights of any class of the Company’s common stock, so as to affect the holders of such class adversely, must be proposed in a resolution adopted by the Company’s board of directors, declaring its advisability, and must be approved by a majority of the votes entitled to be cast by the holders of the shares affected by the amendment, voting as a separate class.

Holders of the Company’s Class A common stock will have the right to vote to elect four Class A directors. As of the consummation of this offering, AMD will have the right to vote its share of Class B common stock to elect two Class B directors and Fujitsu will have the right to vote its share of Class C common stock to elect one Class C director. The number of directors to be elected by holders of Class B common stock or Class C common stock is dependent on such holder’s aggregate ownership interest in the Company, as set forth in the Company’s certificate of incorporation. Holders of the Company’s Class D common stock will have no right to elect any directors.

Upon consummation of the Offering, certain restrictions and obligations will be placed on AMD and Fujitsu and on their respective shares of the Company’s common stock, that pertain to the management and governance of the Company (the Stockholders Agreement). Pursuant to the Stockholders Agreement, AMD and Fujitsu agree to vote all shares of common stock held by them or their affiliates so as to cause:

•	after the conversion of the Class D common stock, the election of each Class A director proposed for election by the Nominating Committee of the Company’s Board;

•	for so long as each of AMD and Fujitsu, or their respective affiliates, own at least 15 percent of our capital stock on an as converted to a common stock basis, the election of the Company’s Chairman of the Board:

•	to be the Company’s Class C director, subject to approval of a majority of the Company’s Class B directors, until June 30, 2006;

Spansion LLC

(formerly operating as Fujitsu AMD Semiconductor Limited)

Notes to Consolidated Financial Statements—(Continued)

•	from the Company’s Class B directors, subject to approval of the Company’s Class C director from July 1, 2006 until June 30, 2009; and

•	from either the Company’s Class B directors or Class C director with the right to elect rotating directors every three years between AMD and Fujitsu.

The Stockholders Agreement with AMD and Fujitsu also provides for certain transfer restrictions. Neither stockholder can transfer any shares, except to wholly owned subsidiaries, for one year from the date of this offering. In addition, neither AMD nor Fujitsu can transfer shares in an amount equal to or greater than one percent of the then common stock outstanding to any entity whose principal business competes with us, unless first obtaining the consent of the non-transferring stockholder, such consent not to be unreasonably withheld after June 30, 2007. The Stockholders Agreement also includes a right of first refusal for certain transfers pursuant to which each party, upon receipt of an offer by a third party to purchase its holdings of the Company’s common shares, must first give the other party the right to purchase all or part of such shares upon the same terms and conditions. With the exception of board observer rights granted to AMD and Fujitsu, the Stockholders Agreement will terminate when each party’s aggregate ownership interest in the Company’s falls below ten percent.

Although the Company does not anticipate paying dividends on its common stock in the foreseeable future, the Company’s certificate of incorporation provides that the holders of its common stock are entitled to receive such dividends, if any, as may be declared from time to time by the board of directors, in its discretion, from funds legally available therefor and subject to prior dividend rights of holders of any shares of preferred stock which may be outstanding. However, the terms of the Company’s current credit arrangements restrict its ability to declare or pay dividends on its common stock. Upon liquidation or dissolution of the Company, subject to prior liquidation rights of the holders of any shares of preferred stock which may be outstanding, the holders of common stock are entitled to receive on a pro rata basis the Company’s remaining assets available for distribution. Holders of the Company’s common stock have no preemptive or other subscription rights, and there are no redemption or sinking fund provisions with respect to such shares.

There are no conversion rights with respect to the Company’s Class A common stock. The Company’s Class B common stock, Class C common stock and Class D common stock are convertible automatically into Class A common stock upon the occurrence of certain events. The Company’s Class B common stock will convert automatically on a one-for-one basis into Class A common stock in the event that AMD’s aggregate ownership interest in the Company falls below ten percent of the outstanding shares of the Company’s capital stock, as calculated on an as-converted to common stock basis, or AMD transfers its share of Class B common stock to any person other than an AMD affiliate. The Company’s Class C common stock will convert automatically on a one-for-one basis into Class A common stock in the event that Fujitsu’s aggregate ownership interest in the Company falls below ten percent of the outstanding shares of the Company’s capital stock, as calculated on an as-converted to common stock basis, or Fujitsu transfers its share of Class C common stock to any person other than a Fujitsu affiliate. The Company’s Class D common stock will convert automatically on a one-for-one basis into Class A common stock upon the earlier of the date that is one year from the closing of this initial public offering of the Company’s Class A common stock and the date upon which the Company’s Board of Directors elects to cause the Class D common stock to convert under specified circumstances. In the event of any such conversion, any rights specifically granted to the holders of Class B common stock, Class C common stock or Class D common stock, as the case may be, shall cease to exist, and the Company will not be authorized to reissue such shares of Class B common stock, Class C common stock or Class D common stock, as the case may be.

Spansion LLC

(formerly operating as Fujitsu AMD Semiconductor Limited)

Notes to Consolidated Financial Statements—(Continued)

In the event of the Company’s merger or consolidation with or into another company in connection with which shares of common stock are converted into or exchangeable for shares of stock or other securities or property (including cash), all holders of common stock, regardless of class, will be entitled to receive the same kind and amount of shares of stock and other securities and property (including cash).

Preferred Stock

The Company’s board of directors has the authority, without action by the stockholders, to designate and issue preferred stock in one or more series and to designate the rights, preferences and privileges of each series, such as dividend rates, dividend rights, liquidation preferences, voting rights and the number of shares constituting any series and designation of such series which may be greater than the rights of the common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of the common stock until the board of directors determines the specific rights of the holders of such preferred stock. However, the effects might include, among other things:

•	restricting dividends on the common stock;

•	diluting the voting power of the common stock;

•	impairing the liquidation rights of the common stock; or

•	delaying or preventing a change of control of Spansion without further action by the stockholders.

Pro Forma Provision for Income Taxes

Upon the consummation of the Offering transaction described in this note, the Company will be taxed at regular corporate rates in addition to the foreign income taxes currently incurred by the foreign subsidiaries. Deferred tax assets and liabilities will be recognized for the tax consequences attributable to differences between the financial statement carrying amounts of existing U.S. assets and liabilities and their respective tax basis. Deferred tax assets and liabilities will be measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A deferred tax asset valuation allowance will be recorded if it is more likely than not that all or a portion of the recorded deferred tax assets will not be realized.

For informational purposes, the consolidated statements of operations include a pro forma adjustment for income taxes that would have been recorded if the Company had been historically taxed as a corporation for the nine-month period ended December 28, 2003, and the year ended December 26, 2004, calculated in accordance with FAS No. 109, “Accounting for Income Taxes.”

Spansion LLC

(formerly operating as Fujitsu AMD Semiconductor Limited)

Notes to Consolidated Financial Statements—(Continued)

Significant components of the pro forma provision for (benefit from) income taxes on income (loss) are as follows (in thousands):

	Nine Months Ended Dec. 28, 2003	Year Ended Dec. 26, 2004
	(in thousands)
Current federal	$—	$2,447
Current foreign	3,983	21,207

Total current provision	3,983	23,654

Deferred federal	(38,949)	—
Deferred foreign	(8,403)	(35,220)

Total deferred (benefit)	(47,352)	(35,220)

Total income tax (benefit)	$(43,369)	$(11,566)

The pro forma federal tax benefit was partially offset by valuation allowances for the nine-month period ended December 28, 2003, and the year ended December 26, 2004, as future federal taxable income cannot be assumed at this point in time.

Pro Forma Net Income (Loss) Per Share

Prior to the consummation of the Offering, the Company anticipates that it will have approximately          million shares of common stock outstanding. The Company has presented pro forma basic and diluted loss per share amounts for the year ended December 26, 2004 as if the change in corporate structure described above in this note had occurred on December 29, 2003. The Company calculated its pro forma loss per share in accordance with SFAS No. 128, “Earnings per Share.” Basic loss per share is computed based on the weighted-average number of common shares outstanding during the period. There is no difference between basic and diluted loss per share since there were no outstanding options to purchase shares of the Company’s common stock or other potentially dilutive securities outstanding prior to the offering.

                     Shares

Spansion Inc.

Class A Common Stock

P R O S P E C T U S

                    , 2005

Joint Book-Running Managers

Citigroup

Credit Suisse First Boston

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses, other than the underwriting discounts and commissions, payable by the registrant in connection with the sale of the shares of common stock being registered hereby. All amounts shown are estimates, except the Securities and Exchange Commission registration fee, the NASD filing fee and the Nasdaq National Market listing fee.

Securities and Exchange Commission registration fee	$70,620
NASD filing fee	60,500
Nasdaq National Market listing fee	130,000
Blue Sky fees and expenses	20,000
Printing and engraving expenses	500,000
Legal fees and expenses	1,500,000
Accounting fees and expenses	1,400,000
Transfer Agent and Registrar fees	20,000
Miscellaneous expenses	298,880

Total	$4,000,000

Item 14.    Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to officers, directors and other corporate agents in terms sufficiently broad to permit such indemnification under certain circumstances and subject to certain limitations.

As permitted by Section 145 of the Delaware General Corporation Law, the registrant’s certificate of incorporation will include a provision that eliminates the personal liability of its directors for monetary damages for breach of their fiduciary duty as directors and that will provide for the indemnification of directors to the fullest extent permissible under Delaware law.

In addition, as permitted by Section 145 of the Delaware General Corporation Law, the bylaws of the registrant will provide that:

•	the registrant shall indemnify its directors and officers for serving the registrant in those capacities or for serving other business enterprises at the registrant’s request, to the fullest extent permitted by the Delaware General Corporation Law;

•	the registrant is required to advance expenses, as incurred, to its directors and officers in connection with defending a proceeding, except that such director or officer shall undertake to repay such advances if it is ultimately determined that such person is not entitled to indemnification;

•	the registrant is not obligated pursuant to the bylaws to indemnify a person with respect to proceedings initiated by that person, except with respect to proceedings authorized by the registrant’s board of directors or brought to enforce a right to indemnification;

•	the rights conferred in the bylaws are not exclusive, and the registrant is authorized to enter into indemnification agreements with its directors, officers, employees and agents and to obtain insurance to indemnify such persons; and

•	the registrant may, in its discretion, indemnify employees and agents in those circumstances where indemnification is not required by law.

Prior to completion of the offering, the registrant intends to enter into separate indemnification agreements with each of its directors and executive officers that provide the maximum indemnity allowed to directors and executive officers by Section 145 of the Delaware General Corporation Law and which allow for certain additional procedural protections. The registrant intends to enter into indemnification agreements with any new directors and executive officers in the future.

The indemnification provisions of the registrant’s certificate of incorporation and bylaws and the indemnification agreements to be entered into between the registrant and its officers and directors may be sufficiently broad to permit indemnification of the registrant’s officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act of 1933.

The underwriting agreement (Exhibit 1.1 hereto) provides for indemnification by the underwriters of the registrant, its executive officers and directors, and indemnification of the underwriters by the registrant for certain liabilities, including liabilities arising under the Securities Act of 1933, as amended, in connection with matters specifically provided in writing by the underwriters for inclusion in the registration statement.

As a subsidiary of AMD, the registrant is currently insured under AMD’s director and officer liability insurance policies. After completion of this offering, the registrant intends to purchase and maintain insurance on behalf of any person who is or was a director or officer against any loss arising from any claim asserted against him or her and incurred by him or her in that capacity, subject to certain exclusions and limits of the amount of coverage.

Item 15.    Recent Sales of Unregistered Securities

In connection with the registrant’s reorganization as Spansion LLC effective June 30, 2003, the registrant issued and sold unregistered securities as follows:

1. 600 Class A Units to AMD Investments, Inc., an indirect wholly owned subsidiary of Advanced Micro Devices, Inc.

2. 400 Class B Units to Fujitsu Microelectronics Holding, Inc., a direct wholly owned subsidiary of Fujitsu Limited.

The registrant will be converted into a Delaware corporation in accordance with Delaware law as of the effective date of this registration statement. At the time of the conversion, the 600 Class A Units will be automatically converted into a total of                      shares of Class A Common Stock and one share of Class B Common Stock. The 400 Class B Units will be automatically converted into a total of                      shares of Class D Common Stock and one share of Class C Common Stock. Because the issuance of common stock upon conversion of the registrant’s outstanding limited liability units will not involve a public offering of securities, the registrant intends to rely on the exemption from registration pursuant to Section 4(2) of the Securities Act of 1933, as amended, in connection with this issuance.

No underwriter was used in connection with any of the foregoing sales and issuances.

Item 16.    Exhibits and Financial Statement Schedules

(a)    Exhibits

Exhibit No.	Description

1.1	Form of Underwriting Agreement.*

3.1	Certificate of Formation of FASL LLC.

3.2	Amended and Restated Limited Liability Company Agreement of Spansion LLC.*

Exhibit No.	Description

3.3	Agreement and Plan of Conversion of Spansion LLC.*

3.4	Form of Certificate of Conversion of Spansion LLC.*

3.5	Form of Certificate of Incorporation of Spansion Inc.*

3.6	Form of Bylaws of Spansion Inc.*

4.1	Specimen of Class A Common Stock Certificate.*

5.1	Opinion of Latham & Watkins LLP.*

10.1	Form of Employee Stock Purchase Plan.*

10.2	Form of Stock Option Plan.*

10.3	Form of Indemnification Agreement with Directors and Executive Officers.*

10.4	Form of Stockholders Agreement among Advanced Micro Devices, Inc., Fujitsu Limited and Spansion Inc.*

10.5	Form of Amended and Restated Distribution Agreement among Spansion Inc. and Fujitsu Limited*

10.6	Form of Amended and Restated Fujitsu-Spansion Patent Cross-License Agreement between Fujitsu Limited and Spansion Inc.*

10.7	Form of Amended and Restated AMD-Spansion Patent Cross-License Agreement between Advanced Micro Devices, Inc. and Spansion Inc.*

10.8	Form of Amended and Restated Intellectual Property Contribution and Ancillary Matters Agreement among Fujitsu Limited, Advanced Micro Devices, Inc., AMD Investments, Inc. and Spansion Inc.*

10.9	Form of Amended and Restated Information Technology Services Agreement between Spansion Inc. and Fujitsu Limited.*

10.10	Form of Amended and Restated Information Technology Services Agreement between Spansion Inc. and Advanced Micro Devices, Inc.*

10.11	Form of Amended and Restated General Administrative Services Agreement between Spansion Inc. and Fujitsu Limited.*

10.12	Form of Amended and Restated General Administrative Services Agreement between Spansion Inc. and Advanced Micro Devices, Inc.*

10.13	Form of Amended and Restated Reverse General Administrative Services Agreement between Spansion Inc. and Advanced Micro Devices, Inc.*

10.14	Form of Amended and Restated Contribution and Assumption Agreement among Advanced Micro Devices, Inc., AMD Investments, Inc., Fujitsu Limited, Fujitsu Microelectronics Holding, Inc. and Spansion Inc.*

10.15	Remediation Agreement among Advanced Micro Devices, Inc., Fujitsu Limited and FASL LLC, dated as of June 30, 2003.*

10.16	Term Loan Agreement, dated as of July 11, 2003, among FASL LLC, General Electric Capital Corporation, as agent, and the financial institutions named therein.

10.17	First Amendment to Amended and Restated Term Loan Agreement dated as of March 29, 2004, by and among FASL LLC, General Electric Capital Corporation and the Majority Lenders party thereto.

10.18	Loan Agreement, dated as of September 25, 2003, among FASL Japan Ltd., Mizuho Corporate Bank, Ltd., and the banks party thereto.**

Exhibit No.	Description

10.19	Master Rental Agreement, dated July 16, 2003, among GE Capital Leasing Corporation, as Lessor, FASL Japan Ltd., as Lessee, and Advanced Micro Devices, Inc. as Guarantor.

10.20	Revolving Line Agreement (A), dated March 25, 2005, among Spansion Japan Limited, Mizuho Corporate Bank, Ltd. and the banks party thereto.**

10.21	Revolving Line Agreement (B), dated March 25, 2005, among Spansion Japan Limited, Mizuho Corporate Bank, Ltd. and the banks party thereto.**

10.22	Accounts Receivables Trust Agreement, dated March 25, 2004, between FASL Japan Limited and Mizuho Trust and Banking Co., Ltd.**

10.23	Floating Pledge Agreement, dated March 25, 2005, among Spansion Japan Limited and Mizuho Corporate Bank, Ltd. and the financial institutions specified therein.

10.24	Master Lease Agreement, dated January 5, 2005, between SumiCrest Leasing Ltd. and Spansion Japan Limited.

10.25	Master Purchase Agreement, dated January 5, 2005, between Spansion Japan Limited and SumiCrest Leasing Ltd.

21.1	Subsidiaries of Spansion LLC.

23.1	Consent of Ernst & Young LLP, independent registered public accounting firm.

23.2	Consent of Latham & Watkins LLP (included in Exhibit 5.1).*

24.1	Power of Attorney (contained on signature page).

*	To be filed by amendment.
**	Registrant has sought confidential treatment pursuant to Rule 406 for portions of the referenced exhibit.

(b)    Financial Statement Schedules

All schedules are omitted because they are inapplicable or the requested information is shown in the consolidated financial statements of the registrant or related notes thereto.

Item 17.    Undertakings

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 14, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes to provide to the Underwriters, at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Sunnyvale, State of California, on the 12th day of April, 2005.

SPANSION LLC

By:	/S/ BERTRAND F. CAMBOU
Bertrand F. Cambou President and Chief Executive Officer

POWER OF ATTORNEY

Each person whose individual signature appears below hereby authorizes and appoints Bertrand F. Cambou and Robert C. Melendres, and each of them, with full power of substitution and resubstitution and full power to act without the other, as his or her true and lawful attorney-in-fact and agent to act in his or her name, place and stead and to execute in the name and on behalf of each person, individually and in each capacity stated below, and to file any and all amendments to this Registration Statement, including any and all post-effective amendments and amendments thereto, and any registration statement relating to the same offering as this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing, ratifying and confirming all that said attorneys-in-fact and agents or any of them or their or his substitute or substitutes may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated below on the 12th day of April, 2005.

Signature	Title

/S/ BERTRAND F. CAMBOU BERTRAND F. CAMBOU	President and Chief Executive Officer, Member of Board of Managers (Principal Executive Officer)

/s/ STEVEN J. GEISER STEVEN J. GEISER	Vice President, Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer)

/S/ TOSHIHIKO ONO TOSHIHIKO ONO	Chairman of Board of Managers

/s/ JAMES F. DORAN JAMES F. DORAN	Member of Board of Managers

/s/ KAZUHIKO KATO KAZUHIKO KATO	Member of Board of Managers

/s/ NOBUTAKE MATSUMURA NOBUTAKE MATSUMURA	Member of Board of Managers

/S/ THOMAS M. MCCOY THOMAS M. MCCOY	Member of Board of Managers

Signature	Title

/S/ HENRI RICHARD HENRI RICHARD	Member of Board of Managers

/S/ ROBERT J. RIVET ROBERT J. RIVET	Member of Board of Managers

/S/ HECTOR DE J. RUIZ HECTOR DE J. RUIZ	Member of Board of Managers

/S/ SHINJI SUZUKI SHINJI SUZUKI	Member of Board of Managers

EXHIBIT INDEX

Exhibit No.	Description

1.1	Form of Underwriting Agreement.*

3.1	Certificate of Formation of FASL LLC.

3.2	Amended and Restated Limited Liability Company Agreement of Spansion LLC.*

3.3	Agreement and Plan of Conversion of Spansion LLC.*

3.4	Form of Certificate of Conversion of Spansion LLC.*

3.5	Form of Certificate of Incorporation of Spansion Inc.*

3.6	Form of Bylaws of Spansion Inc.*

4.1	Specimen of Class A Common Stock Certificate.*

5.1	Opinion of Latham & Watkins LLP.*

10.1	Form of Employee Stock Purchase Plan.*

10.2	Form of Stock Option Plan.*

10.3	Form of Indemnification Agreement with Directors and Executive Officers.*

10.4	Form of Stockholders Agreement among Advanced Micro Devices, Inc., Fujitsu Limited and Spansion Inc.*

10.5	Form of Amended and Restated Distribution Agreement among Spansion Inc. and Fujitsu Limited.*

10.6	Form of Amended and Restated Fujitsu-Spansion Patent Cross-License Agreement between Fujitsu Limited and Spansion Inc.*

10.7	Form of Amended and Restated AMD-Spansion Patent Cross-License Agreement between Advanced Micro Devices, Inc. and Spansion Inc.*

10.8	Form of Amended and Restated Intellectual Property Contribution and Ancillary Matters Agreement among Fujitsu Limited, Advanced Micro Devices, Inc., AMD Investments, Inc. and Spansion Inc.*

10.9	Form of Amended and Restated Information Technology Services Agreement between Spansion Inc. and Fujitsu Limited.*

10.10	Form of Amended and Restated Information Technology Services Agreement between Spansion Inc. and Advanced Micro Devices, Inc.*

10.11	Form of Amended and Restated General Administrative Services Agreement between Spansion Inc. and Fujitsu Limited.*

10.12	Form of Amended and Restated General Administrative Services Agreement between Spansion Inc. and Advanced Micro Devices, Inc.*

10.13	Form of Amended and Restated Reverse General Administrative Services Agreement between Spansion Inc. and Advanced Micro Devices, Inc.*

10.14	Form of Amended and Restated Contribution and Assumption Agreement among Advanced Micro Devices, Inc, AMD Investments, Inc., Fujitsu Limited, Fujitsu Microelectronics Holding, Inc. and Spansion Inc.*

10.15	Remediation Agreement among Advanced Micro Devices, Inc., Fujitsu Limited and FASL LLC, dated as of June 30, 2003.*

10.16	Term Loan Agreement, dated as of July 11, 2003, among FASL LLC, General Electric Capital Corporation, as agent, and the financial institutions named therein.

Exhibit No.	Description

10.17	First Amendment to Amended and Restated Term Loan Agreement dated as of March 29, 2004, by and among FASL LLC, General Electric Capital Corporation and the Majority Lenders party thereto.

10.18	Loan Agreement, dated as of September 25, 2003, among FASL Japan Ltd., Mizuho Corporate Bank, Ltd., and the bank party thereto.**

10.19	Master Rental Agreement, dated July 16, 2003, among GE Capital Leasing Corporation, as Lessor, FASL Japan Ltd., as Lessee, and Advanced Micro Devices, Inc. as Guarantor.

10.20	Revolving Line Agreement (A), dated March 25, 2005, among Spansion Japan Limited, Mizuho Corporate Bank, Ltd. and the banks party thereto.**

10.21	Revolving Line Agreement (B), dated March 25, 2005, among Spansion Japan Limited, Mizuho Corporate Bank, Ltd. and the banks party thereto.**

10.22	Accounts Receivables Trust Agreement, dated March 25, 2004, between FASL Japan Limited and Mizuho Trust and Banking Co., Ltd.**

10.23	Floating Pledge Agreement, dated March 25, 2005, among Spansion Japan Limited and Mizuho Corporate Bank, Ltd. and the financial institutions specified therein.

10.24	Master Lease Agreement, dated January 5, 2005, between SumiCrest Leasing Ltd. and Spansion Japan Limited.

10.25	Master Purchase Agreement, dated January 5, 2005, between Spansion Japan Limited and SumiCrest Leasing Ltd.

21.1	Subsidiaries of Spansion LLC.

23.1	Consent of Ernst & Young LLP, independent registered public accounting firm.

23.2	Consent of Latham & Watkins LLP (included in Exhibit 5.1).*

24.1	Power of Attorney (contained on signature page).

*	To be filed by amendment.
**	Registrant has sought confidential treatment pursuant to Rule 406 for portions of the referenced exhibit.